Confidential Treatment Requested by Lytus Technologies Holdings PTV. Ltd.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the U.S. Securities and Exchange Commission on April 29, 2025

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	7841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

Unit 1214, ONE BKC, G Block

Bandra Kurla Complex

Bandra East

Mumbai, India 400 051

Tel: +91-77770-44778

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CCS Global Solutions, Inc.
530 Seventh Avenue, Suite 508
New York, NY 10018
Tel: 315-930-4588

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Danovitch, Esq.

Aaron Schleicher, Esq.
Sullivan & Worcester LLP

1251 Avenue of the Americas

New York, NY 10020

Tel: 212-660-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company    ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains disclosure that will be circulated as two separate final prospectuses:

●	A prospectus (the “Public Offering Prospectus”) to be used in connection with the public offering by Lytus Technologies Holdings PTV. LTD. (the “Company”) of common shares of the Company in a firm commitment underwritten public offering; and

●

A prospectus (“Resale Prospectus”) to be used in connection with the offer and potential resale of up to common shares of the Company by YA II PN, LTD, a Cayman Islands exempt limited company (“Yorkville”). On February 28, 2025, the Company filed a registration statement on Form F-3 (File No. 333-285389) to register the resale by Yorkville of an aggregate of 49,962,532 common shares that may be issuable in connection with a standby equity purchase agreement, dated February 3, 2025, by and between the Company and Yorkville (the “SEPA”), which was converted into a registration statement on Form F-3 and subsequently declared effective by the U.S. Securities and Exchange Commission on March 12, 2025 (the “Prior Registration Statement”). As a result of the determination by The Nasdaq Stock Market LLC to delist the common shares on March 27, 2025, the Prior Registration Statement cannot be relied on by the Company or Yorkville for the resale of all such common shares registered. Consequently, the Company is filing a registration statement on Form F-1, of which the Resale Prospectus forms a part, in order to register such common shares for resale by Yorkville in connection with the SEPA.

The disclosure to be included in the Public Offering Prospectus and the Resale Prospectus is contained in each preliminary prospectus included in this registration statement, respectively, of which each of the Public Offering Prospectus and Resale Prospectus will form a part.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement is filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL 29, 2025

Common Shares

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

Lytus Technologies Holdings PTV. LTD. (the “Company”, “we”, “us” or “our”) is offering of our common shares (“common shares”) in a firm commitment underwritten public offering. We expect that the price to the public of the common shares in this offering will be between $        and $          per share and will be determined at pricing based on, among other factors, the closing bid price of the common shares on the effective date of the registration statement of which this prospectus forms a part. The number of common shares offered pursuant to this prospectus and all other applicable information, other than in the historical financial statements and related notes included elsewhere in this prospectus, has been determined based on such assumed public offering price, which is the midpoint of such range. The actual public offering price of the common shares offered hereby will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed public offering price per share of the common shares used throughout this prospectus may not be indicative of the actual public offering price for the common shares (see “Underwriting–Pricing of the Offering” for additional information).

Currently, a limited public market exists for our common shares. Our common shares are currently quoted for trading on the OTCQB tier of the equity market operated by the OTC Markets Group, Inc. (the “OTCQB”) under the symbol “LYTHF.” On April 28, 2025, the last reported sale price of our common shares on the OTCQB was $0.0213 per share. We have applied to list our common shares on the NYSE American tier of The New York Stock Exchange LLC (“NYSE American”), under the symbol “LYT.” The closing of this offering is contingent upon the successful listing of our common shares on the NYSE American. If our NYSE American initial listing application is not approved, we will not be able to consummate this offering and will terminate this offering. There is no guarantee or assurance that our common shares will be approved for listing on the NYSE American or any other national exchange.

On       , the Company, acting pursuant to authority received by joint written resolution of the board of directors of the Company (the “Board”) and the holders of the majority of outstanding common shares, approved a reverse stock split of our outstanding common shares at a specific ratio within a range from one-for-        to one-for-        , and also granted authorization to our Board to determine, in its sole discretion, the specific ratio and timing of such reverse stock split (the “Reverse Stock Split”). Prior to the consummation of this offering, we intend to file a First Amended and Restated Memorandum and Articles of Association to effect the Reverse Stock Split. We intend for the Board to effect the Reverse Stock Split in connection with this offering and our intended listing of our common shares on the NYSE American, however we cannot guarantee that the New York Stock Exchange will approve our initial listing application for our common shares upon the Reverse Stock Split.

As of the date of this prospectus, we do not anticipate that the Reverse Stock Split ratio or per share price will change from the assumed ratio of one-for-         and the assumed $         per share price stated herein. Once the U.S. Securities and Exchange Commission (“SEC”) declares the registration statement containing this prospectus effective, we intend to price the common shares to be offered and sold in connection with this offering and uplist our common shares to the NYSE American. We intend for the pricing of the common shares offered hereby to occur subsequent to the Reverse Stock Split, and potential investors will be provided an opportunity to commit to purchase such common shares after pricing, Reverse Stock Split, and upon their receipt of a final Rule 424 prospectus. At such time, investors would be able to check the actual post-split price of our common shares on the NYSE American before committing to purchase the common shares in this offering and prior to the closing of this offering. Unless otherwise noted, the share and per share information in this prospectus reflects the Reverse Stock Split.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts a majority of its operations through its wholly-owned subsidiary, Lytus Technologies Private Limited (“Lytus India”), outside the United States. The majority of the Company’s assets are located outside the United States. A majority of the Company’s officers reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals outside of the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws outside of the United States could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s officers.

An investment in our common shares is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 8  of this prospectus.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Represents a cash fee equal to % of the aggregate purchase price paid by investors in this offering. We have also agreed to reimburse the underwriters for certain out-of-pocket expenses related to the offering. For a description of other compensation to be received by the underwriters, see “Underwriting.”

In addition, we have agreed to grant the representative an option exercisable for a period of          days after the closing of this offering to purchase up to       % of the total number of the shares offered in this offering for the purpose of covering over-allotments, if any, at the offering price less the underwriting discounts (the “Over-Allotment Option”). The underwriters are not required to take or pay for the common shares covered by such over-allotment option to purchase such additional common shares.

The underwriters expect to deliver our common shares against payment in U.S. dollars on or about         , 2025, subject to satisfaction of customary closing conditions.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is             , 2025

i

ABOUT THIS PROSPECTUS

The registration statement on Form F-1 of which this prospectus forms a part and that we have filed with the SEC, includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus and the related exhibits, or any free writing prospectus, or any prospectus supplement or amendment thereto, or to which we have referred you, before making your investment decision. Neither we nor the underwriters engaged by us in connection with this offering have authorized anyone to provide you with additional information or information different from that contained in this prospectus. Neither we nor the underwriters engaged by us take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither the delivery of this prospectus nor the sale of the common shares means that the information contained in this prospectus is correct after the date of this prospectus.

You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the SEC, is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the common shares offered by this prospectus, any prospectus supplement or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction.

For investors outside the United States: Neither we nor the underwriters engaged by us in connection with this offering have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares covered hereby and the distribution of this prospectus outside of the United States.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the common shares offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in such prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

Neither we nor such underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before investing in our common shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.

The Company

We are a platform services company offering services primarily in India. Our business model consists primarily of (a) the current distribution of linear content streaming/telecasting services and (b) the development of technology products, namely, healthtech and fintech. The Lytus platform provides our customers with a one-stop website with the access to all of the services provided by us.

We are focused on consolidating our subscriber base for future technology services, such as fintech and healthcare services, while continuing to develop our technology platform for a better service experience. Presently, we provide streaming and internet services through our platform. We are simultaneously working to strengthen our platform services, including advancing our platform with state-of-art technology.

Streaming and Telecast

Lytus India provides technology enabled customer services, which includes streaming and content services. The present software is being further upgraded to support the unified and integrated platform through which it shall provide multi-dimensional services, such as medical technology Internet of Things (“MedTech IOT”).

In India, applicable regulations do not differentiate between telecasting and streaming as long as the streaming is done in internet protocol television (“IPTV”) format. Lytus plans to offer additional value added services, such as MedTech IOT, by upgrading the existing cable networks for Sri Sai Cable Network. Sri Sai Cable is a licensed Multi System Operator (“MSO”) in India that provides telecasting and streaming of broadcast channels to subscribers, and owns and operates fiber optic cable networks across various major cities. The upgrade primarily consists of deploying Fiber to the Home (“FTTH”), Gigabit Passive Optical Networks (“GPON”) and changing the existing set-top-boxes (“STBs”) and customer premises equipment (“CPEs”). On July 24, 2023, the Company announced its commencement of its IPTV and broadband business and Fintech business.

Remote Healthcare

In India, Lytus’ telemedicine business, through Lytus India, has commenced repurposing its existing local cable operator network infrastructure to set up local health centers and diagnostic centers (“LHCs”). We expect that typical services provided at LHCs will include ECGs, blood and urine testing.

With respect to remote healthcare, our initial plan is to focus on the sale and distribution of remote patient monitoring devices pre-installed with proprietary monitoring and reporting software developed by our Lytus Health division. We expect that these devices, sourced from various HIPAA and FDA compliant vendors, would be installed at the homes of the patients of participating physicians practices. Lytus Health currently has not developed any proprietary software that is deployed with patients in the United States.

We also expect Lytus Health’s business to focus on artificial intelligence, machine learning, and other capabilities that we believe are required to efficiently run a telemedicine business.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings,

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act,

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements, and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. Currently, we rely on home country practice with respect to our corporate governance.

Corporate Information

Our principal executive offices are located at Unit 1214, ONE BKC, G Block, Bandra Kurla Complex, Bandra East Mumbai, India 400 051, and our telephone number is +91-77770-44778, where we conduct investment relations and where we are shifting our headquarters and treasury operations. Our website address is www.lytuscorp.com. The information on or accessed through our website is not incorporated in this prospectus. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company.

We own a controlling stake in the business of Sri Sai Cable and Broad Band Private Limited (“Sri Sai”) and control the infrastructure hub that supports its services. A more detailed discussion can be found in our financial statements included in our most recent Annual Report on Form 20-F, filed with the SEC on August 15, 2024.

Corporate History and Structure

We are a holding company incorporated under the laws of the BVI on March 16, 2020. We acquired our wholly-owned subsidiary, Lytus India on March 19, 2020. Lytus is domiciled in the British Virgin Islands and is incorporated as a company under the BVI Business Companies Act (Revised 2020) (the “BVI Act”).

On April 1, 2022, we acquired a 51% ownership interest in Sri Sai for $2.5 million and invested $8.4 million as a capital advance for the development of software applications.

Recent Developments

In order to regain compliance with Listing Rule 5550(a)(2) of The Nasdaq Stock Market LLC (“Nasdaq”), which requires listed companies to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), on February 5, 2024, the Board approved a reverse stock split (the “2024 Reverse Split”) of its authorized, issued and outstanding ordinary shares, par value $0.01 per share, at a ratio of 1-for-60 so that every 60 shares authorized and issued were to be combined into one (1) share. The 2024 Reverse Split took effect and began trading on the Nasdaq Capital Market on a split-adjusted basis on February 23, 2024. Both before and after the 2024 Reverse Split, the Company was and is authorized to issue 230,000,000 ordinary shares. As a result of the 2024 Reverse Split, the number of issued and outstanding common shares was reduced from 93,679,260 to approximately 1,561,321. Upon successful completion of the 2024 Reverse Split, the Company received a letter from the staff of Nasdaq (the “Staff”) on March 11, 2024, advising the Company that it had regained compliance with bid price requirement, and that the Company was in compliance with the Nasdaq requirements. Consequently, the scheduled hearing before the Hearings Panel on April 11, 2024, was cancelled.

On February 11, 2025, the Company received a determination letter (the “Letter”) from the Staff notifying the Company that it was not in compliance with the Minimum Bid Price Requirement. Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Requirement. However, pursuant to Listing Rule 5810(c)(3)(A)(iv) the Company was not eligible for any compliance period specified in Rule 5810(c)(3)(A) because the Company has effected a reverse stock split over the prior one-year period or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. On February 12, 2025, the Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the Letter received on February 11, 2025.

On March 27, 2025, the Company received written notice (the “Notice”) from the Staff notifying the Company that in connection with the hearing on March 18, 2025, Nasdaq determined that the common shares would be delisted from Nasdaq (the “Decision”) due to the Company’s failure to comply with the Minimum Bid Price Requirement. The Notice also advised the Company of its right to request an appeal of the Decision within fifteen (15) days and if an appeal is not made, Nasdaq will file a Form 25 Notification of Delisting with the SEC when all internal procedural periods have run.

Trading of our common shares was suspended by Nasdaq at the opening of business on March 31, 2025. A Form 25 has not yet been filed with the SEC. Effective as of April 22, 2025, the Company’s application to quote the common shares on the OTCQB was accepted by the OTC Markets Group Inc. Additionally, in connection with this offering, the Company intends to work with the New York Stock Exchange to facilitate the listing and trading of the common shares on NYSE American under the symbol “LYT”.

Standby Equity Purchase Agreement

On February 3, 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited company (the “Yorkville”). Pursuant to the SEPA, the Company has the right to sell to Yorkville up to $100 million of its common shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of the common shares to Yorkville under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any common shares to Yorkville under the SEPA except in connection with notices that may be submitted by Yorkville, in certain circumstances as described below.

Upon the satisfaction of the conditions to Yorkville’s purchase obligation set forth in the SEPA, including having a registration statement registering the resale of the common shares issuable under the SEPA declared effective by the SEC, the Company will have the right, but not the obligation, from time to time at its discretion until the SEPA is terminated to direct Yorkville to purchase a specified number of common shares (“Advance”) by delivering written notice to Yorkville (“Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed an amount equal to 100% of the average of the daily traded amount of the common shares during the five consecutive trading days immediately preceding an Advance Notice.

Pursuant to the SEPA, Yorkville required the Company to advance the principal amount of $6,000,000 (the “Pre-Paid Advance”) in the form of convertible promissory notes in two tranches (the “Notes”). The first tranche of the Pre-Paid Advance was a Note with a principal amount of $5,000,000 and was advanced by the Company on February 3, 2025. The second tranche of the Pre-Paid Advance was a Note with a principal amount of $1,000,000 and was advanced by the Company on March 12, 2025, the second trading day after the registration statement registering the common shares issuable pursuant to the SEPA was declared effective by the SEC.

In addition, as set forth in the Notes, the Floor Price (as defined in the Notes) may be reduced to any amount set forth in a written notice to Yorkville. On March 14, 2025, the Company notified Yorkville that the Floor Price was reduced to $0.05 per share.

Notes on Prospectus Presentation

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this prospectus is based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the Indian information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Except where the context otherwise requires and for purposes of this prospectus only:

●	all references to “Rs.” or “Rupee” are to the legal currency of India, and all references to “USD,” “$”, “US$” and “U.S. dollars” are to the legal currency of the United States.

●	all share and per share amounts prior to the effectuation of the Reverse Stock Split give effect to the 2024 Stock Split.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars.

This prospectus contains translations of certain Indian rupee amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. Unless otherwise noted, we have translated profit and loss items at an average rate of Rs.82.82 for the year ended March 31, 2024 and at an average rate of Rs. 80.57 for the year ended March 31, 2023 and Rs. 83.62 for the interim six-month period ended September 30, 2024. For balance sheet items, we have translated at a closing rate of Rs.83.34 as of March 31, 2024 and at a closing rate of Rs. 82.18 as of March 31, 2023 and Rs. 83.82 for the interim six-month period ended September 30, 2024. We have stated equity accounts at their historical rates. We make no representation that the Indian rupee amounts or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Indian rupee amounts, as the case may be, at any particular rate or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Currently, and assuming the completion of this offering, our officers, directors, and 5% or greater shareholders, in the aggregate, beneficially own approximately           % of our outstanding common shares. Specifically, Dharmesh Pandya, our chief executive officer and a director, in the aggregate, currently owns 67% of our outstanding common shares and upon consummation of the offering, will beneficially own        % of our outstanding common shares following this offering, which, in turn, will allow such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors, and 5% or greater shareholders will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of the Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase common shares in this offering. See “Risk Factors”.

Summary of Risk Factors

An investment in our common shares involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

Risks Related to this Offering and Ownership of Our Common Shares

●	We cannot predict the extent to which an active public trading market for our common shares will develop or be sustained. If an active public trading market does not develop or cannot be sustained, you may be unable to liquidate your investment in our common shares.

●	Our common shares are currently quoted on the OTCQB, which may have an unfavorable impact on our stock price and liquidity. Our common shares may not be eligible for listing on a national securities exchange.

●	In the event our common shares become listed on the NYSE American, we may not be able to satisfy the ongoing listing requirements of the NYSE American.

●	Even if the Reverse Stock Split currently achieves the requisite increase in the market price of our common shares for listing of our common shares on the NYSE American, we cannot assure you that the market price of our common shares will remain high enough for such Reverse Stock Split to have the intended effect of complying with the NYSE American’s minimum bid price requirement.

●	The Reverse Stock Split may decrease the liquidity of the shares of our common shares.

●	Following the Reverse Stock Split, the resulting market price of our common shares may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common shares may not improve.

●	U.S. broker-dealers may be discouraged from effecting transactions in common shares because they may be considered penny stock and thus be subject to the penny stock rules.

●	Substantial future sales of our common shares, or the perception in the public markets that these sales may occur, may depress our stock price. Also, future issuances of our common shares or rights to purchase common shares could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

●	We have broad discretion in the use of the net proceeds from this offering, including repayment of outstanding indebtedness, and may not use them in ways that yield a favorable return on your investment.

●	Investors in this offering will experience immediate and substantial dilution.

●	We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you with the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	As a foreign private issuer, we are permitted to rely on exemptions from certain NYSE American corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our common shares.

●	Raising additional capital may adversely affect your rights as shareholders, restrict our operations or require us to relinquish rights to our technologies or medical devices.

●	Management has identified material weaknesses in our internal controls, and failure to remediate these deficiencies, or any future ineffectiveness of our internal controls, could have a material adverse effect on the Company’s business and the price of its common shares.

●	We are a “controlled company” within the meaning of the NYSE American rules and regulations, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

●	Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

●	We have and will continue to incur increased costs and become subject to additional regulations and requirements as a result of being a public company, and our management has and will in the future be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

●	Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline.

●	As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

●	BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

●	The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if such shareholders are dissatisfied with the conduct of our affairs.

●	We may be or may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Risks Related to Our Business and Industry

●	Macroeconomic conditions, market volatility, tariffs and geopolitical uncertainties have adversely impacted—and may continue to adversely impact—our business, financial condition, and results of operations.

●	Lytus’ platform may not be accepted in the marketplace.

●	Given the nature of the markets in which we operate, our revenues and expenses are difficult to predict because they can fluctuate significantly. This increases the likelihood that our results could fall below the expectations of investors and market analysts, which could cause the market price of our common shares to decline.

●	Defects or malfunctions in our platform could hurt our reputation, sales, and profitability.

●	Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.6 users per household in India and the assumptions we used to determine these figures may not be accurate.

●	We might incur substantial expense to further develop our Lytus platform which may never become sufficiently successful.

●	We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions, including the acquisition of Sri Sai, may not bring us anticipated benefits.

●	A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

The Offering

Common shares offered	common shares (or common shares if the representative exercises the over-allotment option in full).

Over-allotment option to purchase additional common shares	We have granted to the representative the option, exercisable for days from the date of closing of this offering, to purchase up to an additional % of the total number of common shares to be offered by the Company in this offering.

Common shares outstanding before this offering	common shares.

Common shares outstanding after this offering	common shares (excluding the issuance of the maximum number of common shares issuable to Yorkville pursuant to the resale prospectus included in the registration statement of which this prospectus forms a part).

Use of proceeds

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common shares, establish compliance with NYSE American’s initial listing requirements and facilitate our future access to the public capital markets. We intend to use the net proceeds received from this offering for the following: (i) approximately $1.63 million to pay the full amount outstanding under that certain promissory note dated as of February 3, 2025 between us and Yorkville, and (ii) $          million for working capital and general corporate purposes, which may include strategic transactions with companies, businesses, products or technologies that complement our business and are within our target industry. While we have no current agreements or commitments for any specific strategic transactions, we may use a portion of the net proceeds for such strategic transactions in the future.

See “Use of Proceeds” for more information.

Lock-up agreements	Our executive officers, directors, and shareholders holding 5% or more of our common shares prior to the offering, collectively, have agreed with the underwriters not to sell, transfer. or dispose of any common shares or similar securities for a period of days following the closing of this offering.

OTCQB symbol	The Company’s common shares are currently quoted on the OTCQB under the symbol “LYTHF” and the closing price per common share as of April 28, 2025 was $0.0213.

Proposed NYSE American trading symbol	We have applied to list our common shares on the NYSE American under the symbol “LYT.” The closing of this offering is contingent upon the successful listing of our common shares on the NYSE American. If our NYSE American initial listing application is not approved, we will not be able to consummate this offering and will terminate this offering There is no guarantee or assurance that our common shares will be approved for listing on the NYSE American or any other national exchange We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the NYSE American.

Risk factors	Investing in our common shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our common shares.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition, or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to this Offering and Ownership of Our Common Shares

We cannot predict the extent to which an active public trading market for our common shares will develop or be sustained. If an active public trading market does not develop or cannot be sustained, you may be unable to liquidate your investment in our common shares.

At present, there is minimal public trading in our common shares. We cannot predict the extent to which an active public market for our common shares will develop or be sustained due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our common shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our common shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that an active public trading market for our common shares will develop or be sustained. If such a market cannot be sustained, you may be unable to liquidate your investment in our common shares.

Our common shares are currently quoted on the OTCQB, which may have an unfavorable impact on our stock price and liquidity. Our common shares may not be eligible for listing on a national securities exchange.

Our common shares are quoted on the OTCQB, which is a significantly more limited market than the NYSE American. The quotation of our common shares on the OTCQB may result in a less liquid market available for existing and potential stockholders to trade shares of our common shares, could depress the trading price of our common shares and could have a long-term adverse impact on our ability to raise capital in the future. In connection with this offering, we have applied to list our common shares on the NYSE American. The closing of this offering is contingent upon the successful listing of our common shares on the NYSE American. If our NYSE American initial listing application is not approved, we will not be able to consummate this offering and will terminate this offering. There is no guarantee that the New York Stock Exchange, or any other exchange or quotation system, will permit our common shares to be listed and traded.

While we believe that we will meet all of the quantitative and qualitative listing standards of the NYSE American, subject to a successful completion of this offering, there is no assurance that we will be able to do so. Even if we are approved to list our common shares on the NYSE American, there can be no assurance that we will be able to maintain such listing in the future. As a result, investors may find it difficult to buy or sell or obtain accurate quotations for our common shares, and the liquidity of our common shares remain limited. These factors may have an adverse impact on the trading and price of our common shares.

In the event our common shares become listed on the NYSE American, we may not be able to satisfy the ongoing listing requirements of the NYSE American.

If our common shares are accepted by the New York Stock Exchange for listing on the NYSE American, we must meet certain financial and liquidity criteria to maintain such listing. If we violate NYSE listing requirements, or fail to meet any of NYSE’s listing standards, our common shares may be delisted. In addition, our Board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common shares may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

Even if the Reverse Stock Split currently achieves the requisite increase in the market price of our common shares for listing of our common shares on the NYSE American, we cannot assure you that the market price of our common shares will remain high enough for such Reverse Stock Split to have the intended effect of complying with the NYSE American’s minimum bid price requirement.

In connection with this offering and the uplist of our common shares to the NYSE American, we intend to effect the Reverse Stock Split at the ratio we believe necessary to allow us to obtain approval from the New York Stock Exchange of our initial listing application to list our common shares on the NYSE American. Even if such Reverse Stock Split achieves the requisite increase in the market price of our common shares for listing of our common shares on the NYSE American, there can be no assurance that the market price of our common shares following such Reverse Stock Split will remain at the level required for continuing compliance with such requirements. It is not uncommon for the market price of a company’s common stock to decline in the period following a reverse stock split. If the market price of our common shares declines following the processing of the Reverse Stock Split, the percentage decline may be greater than would occur in the absence of the Reverse Stock Split. In any event, other factors unrelated to the number of common shares outstanding, such as negative financial or operational results, could adversely affect the market price of our common shares and thus jeopardize our ability to meet or maintain the NYSE American’s minimum bid price requirement.

The Reverse Stock Split may decrease the liquidity of the shares of our common shares.

The liquidity of the common shares may be affected adversely by the Reverse Stock Split given the reduced number of our common shares outstanding following the Reverse Stock Split, especially if the market price of our common shares does not increase as a result of the Reverse Stock Split. In addition, the Reverse Stock Split may increase the number of stockholders who own odd lots (less than 100 shares) of our common shares, creating the potential for such stockholders to experience an increase in the cost of selling their common shares and greater difficulty effecting such sales.

Following the Reverse Stock Split, the resulting market price of our common shares may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common shares may not improve.

Although we believe that a higher market price of our common shares may help generate greater or broader investor interest, there can be no assurance that the Reverse Stock Split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our common shares will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common shares may not necessarily improve.

U.S. broker-dealers may be discouraged from effecting transactions in common shares because they may be considered penny stock and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NYSE American if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our common shares have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our common shares, which could severely limit the market liquidity of such common shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Shareholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Substantial future sales of our common shares, or the perception in the public markets that these sales may occur, may depress our stock price. Also, future issuances of our common shares or rights to purchase common shares could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

Sales of substantial amounts of our common shares in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common shares and could impair our ability to raise capital through the sale of additional common shares. Following this offering, we will have approximately          common shares outstanding (at the assumed offering price of $         , the midpoint of the price range set forth on the cover page of this prospectus), or        common shares outstanding (assuming the over-allotment amount is exercised in full). All of our common shares to be sold in this offering will be freely tradable without restriction or further registration under the federal securities laws. Holders of            of these shares have agreed not to sell these shares for at least          days following the date of this prospectus.

Additionally, we expect that significant additional capital will be needed in the future to continue our planned operations, including expanding research and development, purchasing of equipment, hiring new personnel, commercializing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell common shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common shares, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

We have broad discretion in the use of the net proceeds from this offering, including repayment of outstanding indebtedness, and may not use them in ways that yield a favorable return on your investment.

We intend to use a portion of the net proceeds from this offering to repay in full the amount outstanding under a promissory note with Yorkville, and the remainder for working capital and general corporate purposes. While we have identified general uses for the net proceeds, we have not allocated specific amounts to any particular purpose (other than repayment of the promissory note), and our management will have broad discretion over how the net proceeds are used. Our decisions may not align with the expectations of investors and may not result in a return on your investment. In addition, our use of the net proceeds may not improve our financial condition or results of operations, and if we fail to deploy the capital effectively, we could incur losses that may have a material adverse effect on our business, financial condition and results of operations.

Investors in this offering will experience immediate and substantial dilution.

The offering price of $        per share is substantially higher than the net tangible book value per share of our common shares immediately following this offering. Therefore, if you purchase common shares in the offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your common shares. We expect the dilution as a result of the offering to be $             per share to new investors purchasing our common shares in this offering, or $        per share to new investors purchasing our common shares in this offering if the over-allotment option is exercised in full, at the assumed public offering price of $           , the midpoint of the price range set forth on the cover page of this prospectus. Accordingly, if we were liquidated at our net tangible book value, you would not receive the full amount of your investment. See “Dilution” below.

Our common share price could continue to be volatile, and you could lose the value of your investment.

Our common share price has been volatile and has fluctuated significantly in the past. The market price of our common shares could continue to be volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including: technological innovations or new products and services by us or our competitors; additions or departures of key personnel; sales of our common shares; our ability to integrate operations, technology, products and services; our ability to execute our business plan; operating results below expectations; loss of any strategic relationships; industry developments; economic and other external factors; and period-to-period fluctuations in our financial results. Because we have a very limited operating history with limited revenues to date, you may consider any one of these factors to be material. Our stock price may fluctuate widely because of any of the above. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common shares. Your investment in our stock could lose some or all its value.

We do not plan to pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that the Board will declare dividends even if we are profitable. Under BVI law, we may only pay dividends from our profits, or credits standing in our share premium account, and we must be solvent before and after any such dividend payment, meaning that we will be able to satisfy our liabilities as they become due in the ordinary course of business.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you with the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to rely on exemptions from certain NYSE American corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our common shares.

We are exempted from certain corporate governance requirements of NYSE American by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of NYSE American. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); or

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors,” although our compensation committee and a nominating committee will initially be comprised solely of “independent directors”.

As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the NYSE American. For example, a board with a majority of independent directors is generally better suited to provide oversight for a company’s chief executive officer than a board of non-independent directors. In addition, having more independent directors can result in enhanced third-party advice or expertise due to executives coming from different backgrounds and such directors are not expected to be subject to undue influence from the management team due to their lack of material relationships. Similar logic holds true for independent committees. Further, the reduced public reporting requirements may result in there being less publicly available information on us. As a result, some investors may find our common shares less attractive and thus there may be a less active trading market for our common shares.

Raising additional capital may adversely affect your rights as shareholders, restrict our operations or require us to relinquish rights to our technologies or medical devices.

We expect to finance our cash needs through a combination of private and public equity offerings, debt financings, government or other third-party funding, and collaboration arrangements or acquisitions. To the extent that we raise additional capital through the sale of common shares, convertible securities or other equity securities, the ownership interest of our stockholders may be materially diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as our common shareholders. Debt financing and preferred equity financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. Securing additional financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development or acquisition of products.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or medical devices or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market medical devices that we would otherwise prefer to develop and market ourselves.

Management has identified material weaknesses in our internal controls, and failure to remediate these deficiencies, or any future ineffectiveness of our internal controls, could have a material adverse effect on the Company’s business and the price of its common shares.

As of March 31, 2024, following a comprehensive review, testing and evaluation of our key internal controls over financial reporting, our principal executive officer and principal financial officer concluded that material weaknesses existed in our internal controls. Specifically, our evaluation revealed that our entity-level controls were deficient because controls were not in place with respect to two of the five components, monitoring and control activities, raising the risk that deficiencies in our overall control environment may not be promptly identified or remediated. Moreover, our information technology general controls and segregation of duties were found to be inadequate, as the lack of proper segregation related to journal entries, combined with our accounting software’s failure to require approval prior to posting entries to the general ledger, increases the risk that unauthorized or unapproved entries could be recorded without detection by senior management. Additionally, significant transactions during the period, including the issuance of warrants and promissory notes, penalties associated with extensions of promissory notes.

We have initiated remedial measures, including engaging third-party consultants with relevant expertise to support our finance and accounting functions on an interim basis until key roles are filled, assessing and enhancing our finance and accounting resources to address areas with insufficient personnel, further centralizing key accounting processes to improve the segregation of duties, and designing and implementing additional compensating controls where necessary. However, there can be no assurance that these remedial measures will be fully effective in eliminating the material weaknesses by March 31, 2025, or that similar deficiencies will not arise in the future. Failure to remediate these material weaknesses could result in inaccurate or untimely financial reporting, hinder our ability to comply with applicable financial reporting and regulatory requirements, and adversely affect our operating results, financial condition and the trading price of our common shares.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are a “controlled company” within the meaning of the NYSE American rules and regulations, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

We are a “controlled company” as defined under NYSE American rules and regulations as Mr. Pandya, our chief executive officer and a director, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

Our officers, directors, and 5% or greater shareholders, in the aggregate, beneficially own approximately           % of our outstanding common shares. Specifically, Mr. Pandya, our chief executive officer and a director, in the aggregate, beneficially owns           % of our outstanding common shares, which allows such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors, and 5% or greater shareholders possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. In addition, this concentration of ownership and voting power may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Principal Shareholders” for more information.

We have and will continue to incur increased costs and become subject to additional regulations and requirements as a result of being a public company, and our management has and will in the future be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we have and will continue to incur significant legal, accounting, and other expenses that we did not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with compliance with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management needs and will need in the future to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

The market price of our common shares has been and may be volatile in the future, which could cause the value of your investment to decline.

The market price of our common shares has in the past and may be in the future highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our common shares in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of our common shares could decrease significantly. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, or at all.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline.

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of April 28, 2025, 67,509,317 of our common shares are freely tradable without restriction or further registration under the Securities Act. If any existing shareholders sell a substantial amount of common shares, the prevailing market price for our common shares could be adversely affected.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Act and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or principal shareholders than they would as shareholders of a U.S. company.

BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if such shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of a company (i.e. the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of a company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of a company. A shareholder may also bring an action under statute if such shareholder feels that the affairs of a company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to such shareholder. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of a company and inspection of such company’s books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

We may be or may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which include cash.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the expected market value of our common shares, a decrease in the price of our common shares may also result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our common shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Tax Matters — United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities in respect of our common shares under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Tax Matters — United States Federal Income Taxation — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are not available to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company”, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”), and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same, new or revised accounting standards as other public companies that are not emerging growth companies. As a result of our election to be an emerging growth company, our financial statements may not be comparable to companies that comply with public company effective dates.

We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of our initial public offering, which closed on June 17, 2022, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds $1.07 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may decline and/or become more volatile.

Risks Related to Our Business and Industry

Macroeconomic conditions, market volatility, tariffs and geopolitical uncertainties have adversely impacted—and may continue to adversely impact—our business, financial condition, and results of operations.

Our business is affected by a range of macroeconomic and geopolitical factors that have caused, and could continue to cause, downturns in key markets, disruptions to commercial activity, reduced demand for our products and services, increased operating costs, and challenges in accessing capital. These factors include, among others: inflation; high and volatile interest rates; recession risks; fluctuating unemployment rates; rising labor, utility, and raw material costs; supply chain disruptions; currency volatility; fiscal and monetary policy changes (including tariffs, import duties, and other trade restrictions); geopolitical events (such as war, terrorism, or civil unrest); climate-related and other environmental, social, and governance risks; and the continuing or future effects of health pandemics. Tariffs imposed on imports into the United States from Canada, Mexico, or other countries, and reciprocal tariffs, could significantly increase the cost of our products, which could significantly lower our sales if our customers are unable or unwilling to purchase our products at a higher price, which could have a material adverse impact on our results and financial condition. Also, price erosion may occur as competitors become more aggressive in pricing practices.

Additionally, adverse economic conditions in the United States, India, Europe, and other key markets may weaken institutional and consumer confidence and reduce discretionary spending. Turbulence in international financial markets may also impair our ability to access the capital markets to meet liquidity needs. These conditions could increase pricing pressure from competitors, strain relationships with customers and vendors, and adversely affect our ability to maintain profitability or grow our business.

To the extent that any of these macroeconomic or geopolitical developments increase our costs, reduce demand for our offerings, or limit our access to funding, our business, financial position, results of operations, and cash flows could be materially and adversely impacted.

The cable industry, which forms a bulk of our subscriber base, may shift to over-the-top (“OTT”) players. Due to stiff competition from OTT players we may need to provide services at very low margins to retain our customer base.

Lytus’ platform may not be accepted in the marketplace.

Uncertainty exists as to whether our platform will be accepted by the market without additional widespread subscriber acceptance. Several factors may limit the market acceptance of our platform, including the availability of alternative products and services, as well as the price of our platform services relative to alternative products. There is a risk that subscribers will use other products and/or methods instead of ours. Our business plan assumed that, notwithstanding the fact that our platform is new in the market, subscribers will elect to use our platform because of our collective and integrated offerings.

Subscribers will need to be persuaded to use our platform service, but there is no assurance that we will attract enough subscribers to develop a successful market for our platform.

Given the nature of the markets in which we operate, our revenues and expenses are difficult to predict because they can fluctuate significantly. This increases the likelihood that our results could fall below the expectations of investors and market analysts, which could cause the market price of our common shares to decline.

Our revenue historically has fluctuated and may fluctuate in the future, depending on a number of factors, including:

●	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

●	increased pricing pressure from our competitors;

●	our ability to increase sales of our services to new customers and expand sales among our existing customers;

●	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

●	the duration of tax holidays or exemptions and the availability of other incentives offered by the Government of India;

●	the effect of increased wage pressure in India and other locations, and the time we require to train and productively utilize our new employees;

●	currency exchange fluctuations; and

●	other economic and political factors, including the economic conditions in United States, Europe and other geographies in which we operate.

A significant portion of our total operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects may cause significant variations in operating results in any particular quarter.

Parts of the global economy are volatile on account of political uncertainty. Our pricing remains competitive and clients remain focused on cost reduction and capital conservation. While we believe that we have a flexible business model which can mitigate the negative impact of an uncertain or slow growing economy, we may not be able to sustain historical levels of profitability. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability or increase future profitability.

Defects or malfunctions in our platform could hurt our reputation, sales, and profitability.

The acceptance of our Platform depends upon its effectiveness and reliability. Our Platform is complex and is continually being modified and improved, and as such may contain undetected defects or errors when first introduced or as new versions are released. To the extent that defects or errors cause our Platform to malfunction and our customers’ use of our Platform is interrupted, our reputation could suffer, and our potential revenues could decline or be delayed while such defects are remedied. We may also be subject to liability for the defects and malfunctions.

There can be no assurance that, despite our testing, errors will not be found in our Platform or new releases. Any such errors could result in loss of future revenues or delay in market acceptance, diversion of development resources, damage to our reputation, adverse litigation, or increased service, any of which could have a material adverse effect upon our business, operating results, and financial condition.

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.6 users per household in India and the assumptions we used to determine these figures may not be accurate.

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.6 users per household in India. The conversion rate of 4.6 users per household was supported by the Database on Household Size and Composition 2021 released by the Department of Economic and Social Affairs of the United Nations. Our estimates of household size and the number of users are based upon historical cable industry practices for measurement of user data. For example, according to the Universe Update Report released by Broadcast Audience Research Council of India in 2020, the number of average users per household in 2020 was 4.45. Although we believe the figures in the industry report are reasonable, there can be no assurance that the assumptions we used are accurate and therefore the number of the members per household may not be equal to the number of our active users. As a result, the number of our actual active users could be less than four million.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

Our success depends on the efficient and uninterrupted operation of our servers and communications systems. A failure of our network or data gathering procedures could impede services and could result in the loss of subscribers. While our operations will have disaster recovery plans in place, they might not adequately protect us. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service. In the event of a server failure, we could be required to transfer our client data collection operations to an alternative provider of server hosting services. Such a transfer could result in delays in our ability to deliver our products and services to our clients.

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our businesses. Although we plan to obtain property and business interruption insurance for our business operations, we do not currently have such coverage, and any such coverage that we obtain in the future might not be adequate to compensate us for all losses that may occur.

We face risks related to the storage of customers’ and their end users’ confidential and proprietary information.

Our platform is designed to maintain the confidentiality and security of our users’ confidential and proprietary data that are stored on our server systems, which may include sensitive personal data. However, any security breaches or other unauthorized access to these data could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We may be unable to anticipate these techniques or implement adequate preventative or reactionary measures.

We might incur substantial expense to further develop our Lytus platform which may never become sufficiently successful.

Our growth strategy requires the successful launch and commercialization of our Lytus platform, and there can be no assurance that this will occur. The causes for failure of our platform once commercialized include, but are not limited to:

●	market demand for our platform may be smaller than we expect;

●	further platform development may be costlier or take longer than anticipated;

●	our Platform may require significant adjustment post-commercialization, rendering the Platform uneconomic or extending considerably the likely investment return period;

●	additional regulatory requirements may increase the overall costs of the development;

●	patent conflicts or inability to enforce intellectual property rights;

●	physical therapists and clients may be unwilling to adopt and/or use our Platform, and

●	compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

We cannot be certain that we will obtain intellectual property rights for our Lytus platform and technology and if we fail to protect our intellectual property rights, our brand and business may suffer.

We believe that our success and competitive position depends in part on our ability to obtain and maintain intellectual property rights for our Lytus platform. Although we seek to obtain copyright or trademark protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or trademark we have obtained may not be sufficient to protect all of our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

Our revenues are highly dependent on clients primarily located in India, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of India or these industries may adversely affect our business.

We currently derive approximately 100% of our revenue from India. If the economy in India continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these countries may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Our clients are concentrated in certain key industries. Significant decreases in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. Furthermore, some of the industries in which our clients are concentrated, such as the health care industry and the streaming industry, are, or may become, increasingly subject to governmental regulation and intervention. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their businesses and therefore negatively impact our revenues.

Our business exposes us to potential liability risks, including those which are inherent to the healthcare industry.

Our business exposes us to potential liability risks, including those which are inherent to the healthcare industry. While we will take precautions, we deem to be appropriate to avoid lawsuits against us, there can be no assurance that we will be able to avoid significant liability exposure. Liability insurance for the healthcare industry is generally expensive. We have obtained professional indemnity insurance coverage for our platform. There can be no assurance that we will be able to maintain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims. A successful liability claim brought against us may exceed any insurance coverage secured by us and could have a material adverse effect on our results or ability to continue our platform.

We will need to increase the size of our organization and may experience difficulties in managing growth.

Our anticipated future growth is expected to impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, and integrate new employees. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

We depend and will continue to depend on key existing and future personnel.

Our success depends, to a large degree, upon the efforts and abilities of our officers and key management employees. The loss of the services of one or more of our key employees could have a material adverse effect on our operations. In addition, as our business model is implemented, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. Key employees will require a strong background in our industry. We cannot assure that we will be able to successfully attract and retain key personnel.

We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

We depend on the use of sophisticated information technology and systems, which we have customized in-house, for provision of several online services, customer relationship management, communications and administration. As our operations grow in both size and scope, we will need to continuously improve and upgrade our systems and infrastructure to offer our customers enhanced services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

We may not be able to use new technologies effectively, or we may fail to adapt our websites, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. If we face material delays in introducing new or enhanced solutions, our customers may forego the use of our services in favor of those of our competitors.

Our customer devices include license software from third party vendors, as we continue to introduce new offering services. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all. Any of these events could have a material adverse effect on our operations.

We operate in a highly competitive industry.

We encounter and expect to encounter in the future competition from local, regional or national entities, some of which have superior resources or other competitive advantages. Intense competition may adversely affect our business, financial condition or results of operations. We may also experience competition from companies in the wellness space. These competitors may be larger and more highly capitalized, with greater name recognition. We will compete with such companies on brand name, quality of services, level of expertise, advertising, product and service innovation and differentiation of product and services. As a result, our ability to secure significant market share may be impeded. Although we believe our services will enable us to serve more patients than traditional physical therapy providers, if these more established offices or providers start offering similar services to ours, their name recognition or experience may enable them to capture a greater market share.

Our success in the healthcare space depends on our ability to recruit and retain experienced therapists.

Our future revenue generation in the healthcare space is dependent upon referrals from physicians in the communities our clinics serve, and our ability to maintain good relations with these physicians. Our therapists are the front line for generating these referrals and we are dependent on their talents and skills to successfully cultivate and maintain strong relationships with these physicians. If we cannot recruit and retain our base of experienced and clinically skilled therapists, our business may decrease, and our net operating revenues may decline.

We rely on third-party systems and service providers, and any disruption or adverse change in their businesses could have a material adverse effect on our business.

We currently rely on certain third-party computer systems, service providers, and local cable operators to provide various services that we offer customers. Any interruption or deterioration in performance of these third-party systems and services could have a material adverse effect on our business.

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

We rely on the value of our brand, and any failure to maintain or enhance consumer awareness of our brand could have a material adverse effect on our business, financial condition and results of operations.

We believe continued investment in our brand and the brands of our subsidiaries is critical to maintaining and expanding our business. We believe that our brand is respected and recognized in the markets where we have customers. However, we are relatively new to the Indian Ecommerce sector and may not enjoy the same brand recognition in new areas in which we launch new businesses. We have invested in developing and promoting our brand since our inception and expect to continue to invest in maintaining our brand’s value, which we hope will enable us to compete against increased spending by our competitors and against emerging competitors, and allow us to expand into new geographies where our brand is not well known. However, there is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brand. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brand and generate demand in a cost-effective manner, it could negatively impact our ability to compete in the ecommerce sector which would have a material adverse effect on our business.

We may not be successful in implementing our growth strategies.

Our growth strategy is to enhance our service platforms by investing in technology, and expanding into new geographic markets. Our success in implementing our growth strategies may be affected by:

●	our ability to increase the number of suppliers, and product offerings on our platform;

●	our ability to continue to expand our distribution channels, and market and cross-sell our services and products to facilitate the expansion of our business;

●	our ability to build or acquire technology;

●	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for online services;

●	our ability to compete effectively with existing and new entrants to the Indian ecommerce industry;

●	the growth of the Internet as a medium for commerce in India;

●	changes in the regulatory environment; and

●	our ability to expand into new geographic markets.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategy.

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions, including the acquisition of Sri Sai, may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control.

This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses, including that of the acquired Sri Sai business, with our existing technology, and employees of acquired business, including those of the recently acquired Sri Sai business, into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in acquired businesses, including those of the recently acquired Sri Sai business, with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions, including the recently acquired Sri Sai business, will achieve our intended objectives or enhance our revenue.

If we are unable to continue to identify and exploit new market opportunities, our future revenues may decline and as a result our business, financial condition and results of operations could be materially and adversely affected.

As more participants enter our markets, we may experience a decrease in future revenues in a particular market. We may not be able to attract new customers or successfully enter new markets. If we are unable to continue to identify and exploit new market opportunities on a timely and cost-effective basis, our future revenues may decline and as a result our business, financial condition and results of operations could be materially and adversely affected.

Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services and products sold or provided through the Internet. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on online businesses generally.

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance.

Infrastructure in India may not be upgraded in order to support higher internet penetration, which may require additional investments by and expenses for us.

Although projections in the Bharat 2.0 study released by Nielson shows that there is significant room for growth in the markets in which we operate, there can be no assurance that such growth will occur. Further, there can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our results of operations are subject to fluctuations in currency exchange rates.

As the functional currency of Lytus India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

We may not be able to obtain additional financing, if needed, on terms that are acceptable or at all, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements.

Our business is dependent upon the availability of adequate funding and sufficient capital. If we need to raise additional funds, we may not be able to obtain additional financing when needed. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

We may experience technology failures while developing and enhancing our software.

In order to maintain our competitive advantage, our software is under continuous development. There is risk that software failures may occur and result in service interruptions and have other unintended consequences, which could have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting transactions on our platform, reduce the attractiveness of our platform and result in a loss of borrowers or investors.

In the event of a platform outage or physical data loss, our ability to perform our servicing obligations, process applications or make products and services available on our platform could be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

We operate in a rapidly evolving business environment. If we are unable to adapt our business effectively to keep pace with these changes, our ability to succeed will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The pace of change in our industry is extremely rapid. Operating in such a rapidly changing business environment involves a high degree of risk. Our ability to succeed will depend on our ability to adapt effectively to these changing market conditions. If we are unable to keep up with technological changes, we may not be able to compete effectively. Our business environment is characterized by rapid technological changes, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

●	develop, license and defend intellectual property,

●	enhance our existing services,

●	develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers,

●	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis,

●	respond to the demand for new services, products and technologies on a cost-effective and timely basis, and

●	adapt to technological advancements and changing standards to address the increasingly sophisticated requirements and varied needs of our current and prospective customers.

We cannot assure you that we will be able to respond in a timely manner to changing market conditions or customer requirements. The development of proprietary electronic trading technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify, adapt and defend our technology. We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, or that we will be able to successfully defend any challenges to any technology we develop. Any failure on our part to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements, could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

We may pursue further acquisitions and investments in the future, and any such transactions are accompanied by risks. For instance, an acquisition could have a negative effect on our financial and strategic position and reputation or the acquired business could fail to further our strategic goals. Moreover, we may not be able to successfully integrate acquired businesses into our own business, and therefore we may not be able to realize the intended benefits from any future acquisitions. We may lack experience in the markets, products or technologies of an acquired company and we may have an initial dependence on unfamiliar supply or distribution partners. An acquisition could create an impairment of relationships with customers or suppliers of the acquired business or our advisors or suppliers. All of these and other potential risks may serve as a diversion of our management’s attention from other business concerns, and any of these factors could have a material adverse effect on our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed upon by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in India, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of India’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in India are still evolving and are uncertain, and we cannot assure you that Indian courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Our platforms and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors or other design defects within the software on which we rely may result in a negative experience for customers and funding sources, delay introductions of new features or enhancements, result in errors or compromise our ability to protect customer or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and, we are subject to risks associated with our business partners and other third parties.

We currently rely on a number of business partners and other third parties in various aspects of our business. In addition, we cooperate with a number of business partners and other third parties to deliver our services to our customers. If third-party service providers fail to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner, or at all. Pursuing, establishing and maintaining relationships with business partners and other third parties, as well as integrating their data and services with our system, require significant time and resources.

The smooth operation of our business also depends on the compliance by our business partners and other third parties with applicable laws and regulations. Any negative publicity about business partners and other third parties could harm our reputation. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected. Our reputation is associated with these business partners and other third parties, and if any of the foregoing were to occur, our reputation may suffer.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our common shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, the present government is a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement such policies or initiatives. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.

As the domestic Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector, which is difficult to predict. The Indian economy has grown significantly over the past few years. In the past, economic slowdowns in the Indian economy have harmed the ecommerce sector as customers have less disposable income for their shopping online. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the products we sell and, as a result, on our financial condition and results of operations.

Trade deficits could also adversely affect our business and the price of our common shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our common shares could be adversely affected.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly our business and prospects could be adversely affected.

The ecommerce business in India is susceptible to extraneous events such as terrorist attacks and other acts of violence, which may result in a reduction in online transaction volumes impacting our business profitability.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our common shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

Natural calamities could have a negative impact on the Indian economy and cause our business to suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods, and drought in the past few years. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. The occurrence of any of these disasters may result in a loss of business confidence and have an adverse effect on our business and financial performance.

Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India, which may adversely affect our results of operations, financial condition and financial performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Lytus India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may adversely affect our ability to make investments in India, including through Lytus India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms.

Our business and activities are regulated by The Competition Act, 2002.

The Competition Act, 2002, as amended (the “Competition Act”), several provisions of which have recently come into force, seeks to prevent practices that could have an appreciable adverse effect on competition. Under the Competition Act, any arrangement, understanding or action between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition, is void and will be subject to substantial penalties. Any agreement that directly or indirectly determines purchase or sale prices, limits or controls production, or creates market sharing by way of geographical area or number of customers in the market is presumed to have an appreciable adverse effect on competition. Provisions relating to the regulations of certain acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition are not yet in force. Such provisions could, if brought into force in the future, be applicable to us.

The effect of the Competition Act on the business environment in India is unclear. If we or any member of our group, including Lytus India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any enforcement proceedings initiated by the Competition Commission of India or any adverse publicity that may be generated due to scrutiny or prosecution by the Competition Commission of India, our business and financial performance may be materially and adversely affected.

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services,

●	projections of revenue, earnings, capital structure and other financial items,

●	the development of future company-owned call centers,

●	statements regarding the capabilities of our business operations,

●	statements of expected future economic performance,

●	statements regarding competition in our market, and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of             common shares in this offering will be approximately $ million, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us (including the offering expenses that have been committed to be paid), assuming no exercise of the underwriters’ over-allotment option and based upon an offering price of $        per common share.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common shares, establish compliance with NYSE American’s initial listing requirements and facilitate our future access to the public capital markets. We intend to use the net proceeds received from this offering for the following:

●	approximately $1.63 million to repay the full amount outstanding under that certain promissory note dated as of February 3, 2025 between us and Yorkville. Such promissory note does not accrue interest and matures on March 3, 2026, and the Company issued such promissory note as a Pre-Paid Advance in connection with Yorkville’s agreement to enter into the SEPA.

●	$ million for working capital and general corporate purposes, which may include strategic transactions with companies, businesses, products or technologies that complement our business and are within our target industry. While we have no current agreements or commitments for any specific strategic transactions, we may use a portion of the net proceeds for such strategic transactions in the future.

We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, we will retain broad discretion over the use of these proceeds.

Each $1.00 increase or decrease in the estimated public offering price of $          per common share, would increase or decrease the net proceeds that we receive from this offering by approximately $        million (or approximately $       million if the underwriter exercises the their over-allotment option in full), assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us and offering expenses payable by us. Similarly, each increase or decrease of         common shares offered by us at the estimated public offering price of $          per common share, would increase or decrease the net proceeds that we receive from this offering by approximately $        million (or approximately $         million if the underwriter exercises their over-allotment option in full), subject to the same assumptions and after the same deductions.

Management believes that the proceeds from this offering will be sufficient to satisfy the Company’s cash needs for the next 12 months assuming that the maximum amount of the offering is sold. The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

The holders of our common shares are entitled to dividends out of funds legally available when and as declared by our Board subject to the BVI Act. Our Board has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating company may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

EXCHANGE RATE INFORMATION

Our business is conducted in India, and the financial records of our Indian subsidiaries are maintained in Indian rupees, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income/loss. Unless otherwise noted, we have translated profit and loss items at an average rate of Rs. 82.82 for the year ended March 31, 2024 and at an average rate of Rs. 80.57 for the year ended March 31, 2023 and Rs.83.62 for the interim six-month period ended September 30, 2024. For balance sheet items, we have translated at a closing rate of Rs. 83.34 as of March 31, 2024 and at a closing rate of Rs. 82.18 as of March 31, 2023 and Rs.83.82 for the interim six-month period ended September 30, 2024.

We make no representation that any Rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Rupee, as the case may be, at any particular rate, or at all. We do not currently engage in currency hedging transactions.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of September 30, 2024:

●	On an actual basis; and

●	On an as adjusted basis to give effect to the sale common shares by us in this offering at the assumed public offering price of $ per share and to reflect the application of the proceeds after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of our common shares and other terms of this offering determined at pricing. You should read this capitalization table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included elsewhere in this prospectus.

As of September 30, 2024	Actual (unaudited)	As Adjusted
Cash and Cash Equivalents	$313,466	$
Equity
Equity Share Capital	567,542
Other Equity	15,272,198
Total Lytus Equity	15,839,740
Noncontrolling interest	(3,092,776
Total Equity	18,932,516
Total Capitalization	$18,932,516	$

A $1.00 increase (decrease) in the assumed public offering price of $            per common share would  increase (decrease) the as adjusted amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            ($           ), assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

An increase (decrease) of 1,000,000 common shares offered by us, assuming that the assumed public offering price remains the same, would increase (decrease) the gross proceeds received by us by approximately $          ($          ), and would increase (decrease) the as adjusted amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $          ($         ) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

DILUTION

If you invest in our common shares in this offering, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per common share and the as adjusted net tangible book value per common share immediately after this offering.

As of September 30, 2024, we had net tangible book value (deficit) of $17,897,184.34, or $3.43 per common share based on 5,217,838 common shares outstanding at September 30, 2024. Our historical net tangible book value per share is the amount of our total tangible assets less our total liabilities as of September 30, 2024, divided by the number of common shares outstanding at September 30, 2024.

Dilution results from the fact that the per common share public offering price is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. After giving effect to our issuance and sale of            common shares in this offering at an assumed public offering price of $         per common share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value as of September 30, 2024, would be $      or $         per share. This represents an immediate increase in as adjusted net tangible book value of $      per share to existing stockholders and immediate dilution of $         per share to new investors purchasing common shares in this offering.

The following table illustrates the estimated net tangible book value per share after this offering and the per share dilution to persons purchasing common shares in this offering based on the foregoing offering assumptions:

Post- Offering(1)
Assumed offering price per common share	$
Net tangible book value per common share as of September 30, 2024		$3.43
Increase in net tangible book value per common share attributable to investors participating in this offering	$
As adjusted net tangible book value per common share immediately after this offering	$
Dilution per common share to investors participating in this offering	$

A $1.00 increase (decrease) in the assumed public offering price of $       per common share would increase (decrease) the as adjusted net tangible book value per share by approximately $         and the dilution in as adjusted net tangible book value per share to investors participating in this offering by $       per share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, non-accountable expense allowance, and offering expenses payable by us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition as of September 30, 2024 and March 31, 2024 and results of operations for the six months ended September 30, 2024 and 2023 in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus, and our Annual Report on Form 20-F for the year ended March 31, 2024, as filed with the SEC on August 15, 2024

Some of the statements contained in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in “Item 3. Key Information—D. Risk Factor Summary” section of our most recent Annual Report on Form 20-F filed with the SEC, and those described from time to time in our future reports to be filed with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

Company Overview

We are a growing platform services company, primarily providing content streaming and telecasting services with over four million active users located all across India. Our Lytus platform provides a wide range of streaming services and telemedicine services with local assistance through local Health Centers. Through our platform, our customers are well connected via CPE devices and STBs and have access to multi-dimensional services including telemedicine service we place to offer in the future.

We believe that our strong customer base and expansive market presence position us to expand our portfolio of offerings. We have been focused on adopting and implementing technologies that can change the landscape of being a conventional streaming services provider. Partnering with those who share our passion, we strive to provide India’s semi-urban, urban population with unmatched services across tele-healthcare.

We intend to benefit from India’s e-commerce boom and the recent tele-medicine regulation through the acquisition of Sri Sai and other similar companies. We will recruit management teams of Sri Sai having many years of pioneering experience in IPTV business and telemedicine in India and USA, which we believe will help us create a profitable and sustainable business model with rapid growth prospects. We believe that our deep understanding and local expertise have enabled us to create solutions that address the needs and preferences of our consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of our success.

We are focused on consolidating our subscriber base for future technology services, such as telemedicine and healthcare services and at the same time, on developing our technology platform for a better service experience. We expect the technology services to be provided through our proprietary unified technology platform. Presently, we provide streaming and internet services through our platform. We are simultaneously working to strengthen our platform services, including advancing our platform with the state-of-art technology.

Key Factors For Our Performance

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

●	Number of Subscribers: our revenue growth and long-term profitability are affected by our ability to increase our subscriber base because we derive a substantial portion of our revenue from streaming services and via client contracts that provide subscribers access to our Lytus platform in exchange for a contractual based monthly fee. Revenue is driven primarily by the number of subscribers, the number of services contracted for by a subscriber and the contractually negotiated prices of our services and online content that is specific to that particular subscriber. We believe that increasing our subscriber base is an integral objective that will provide us with the ability to continually innovate our services and support initiatives that will enhance subscriber experiences and lead to increasing or maintaining our existing annual net dollar retention rate. The number of subscribers pertaining to Sri Sai business were 856,127 for six months period ending September 30, 2024 and 815,105 for the year ended March 31, 2024. The increase in subscribers was primarily driven by increased market share.

●	Cluster of customized online content: the Lytus platform provides an opportunity to customize the online content to meet the needs of that particular subscriber. We plan to form partnership with other companies to develop our telemedicine business and entertainment and education online content. Revenues arising from this segment will be driven primarily by the customizable content formats aligned with the customer satisfaction. We believe that increasing our current subscriber utilization rate is a key objective in order for our subscribers to realize tangible healthcare savings with our service.

Six months ended September 30, 2024, compared to six months ended September 30, 2023

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of profit or loss and other comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of profit or loss and other comprehensive income.

Share Warrant Liability

We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 — Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement. Share warrants are accounted for as a derivative in accordance with IFRS 9 — Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative. Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash. We will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial rights	5 – 10 years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.”

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: IAS 38.21

a. it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b. the cost of the asset can be measured reliably

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. IAS 38.22 The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. IAS 38.33

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to our initial public offering (“IPO”) and that were charged to stockholder equity upon completion of the IPO. The Company has no deferred offering costs for the period ended September 30, 2024 and/or for the year ended March 31, 2024 and/or for the period ended September 30, 2023.

Revenue from Contract with Customers and Other Income

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming/telecasting, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage. Refer to Note 19 and 20 for details on modification and acquisition of Sri Sai.

During the six months ended September 30, 2024, our total income of $12,052,318 comprised of Revenue from Contract with Customers of 12,013,543 and other income of $38,775, whereas during the six months ended September 30, 2023, our total income of $9,712,550 comprised of Revenue from Contract with Customers of $9,660,331 and other income of $52,219.

The overall increase of $2,339,768 or 24%, which is primarily comprised of (a) increase in Revenue from Contract with Customers by $2,353,212 or 24%; and (b) decrease in Other Income by $13,443 or 26% arising from balances written back.

STATEMENT OF OPERATIONS DATA:	For the 6 months ended September 30, 2024		For the 6 months ended September 30, 2023		Change
	$	%	$	%	$	%
Operating revenue	12,013,543	100%	9,660,331	99%	2,353,212	24%
Other Income	38,775	0%	52,219	1%	(13,444)	-26%
Total Revenue	12,052,318	100%	9,712,550	100%	2,339,768	24%

The revenue from contract with customers and other income consist of:

Disaggregated revenue information

Revenue from contract with customers	For the 6 months ended September 30, 2024	For the 6 months ended September 30, 2023		Change Sept 24 vs March 24
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	7,451,974	6,760,470	691,504)	10%
Carriage/Placement Fees	3,189,167	2,548,959	640,208)	25%
Advertisement Income	151,250	244,074	(92,824)	-38%
Activation fees	98,296	106,828	(8,532)	-8%
Unbilled Revenue	1,122,856		1,122,856	100%
Total revenue from contract with customers	12,013,543	9,660,331	2,353,212)	24%

Other income
	-	2,106	(2,106)	(100)%
Miscellaneous Income	7	-	7)	7%
Sundry Balances written back	8,372	50,113	(41,741)	(83)%
Profit on termination of lease	30,396	-	30,396	100%
Total Other Income	38,775	52,219	(13,443)	(26)%
Total Income	12,052,318	9,712,550	2,339,768	24%

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the six months period ended September 30, 2024, of $8,812,374, which is relating to Sri Sai business, whereas it has incurred costs of revenue for the six months period ended September 30, 2023 of $7,757,172. The increase of $1,055,202 or 14% is on account of decrease in subscriber levels and fixed costs remaining the same.

Staffing Expenses

For the six-month ended September 30, 2024, the staffing costs was $391,663, representing a decrease of $79,518 or 17% from the six months ended September 30, 2023, of $471,181. The decrease was primarily due to the cost optimization at Sri Sai.

Amortization and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $169,380 for the six months ended September 30, 2024, representing a decrease of $90,457 or 35% from $259,837 in the six months ended September 30, 2023.

Amortization and depreciation costs were $ 619,932, for the six months ended September 30, 2024, representing an increase of $166,141 or 37% from $453,791 in the six months ended September 30, 2023.

Other operating expenses was $1,285,854 for the six months ended September 30, 2024, representing an decrease of $178,442 or 12% from $1,464,296 in the six months ended September 30, 2023.

Finance and other cost

For the six months ended September 30, 2024, the most significant components of finance expenses were Interest on Bank Loans, which was $53,552, representing a decrease of $566,041 or 91% from $619,593 in the six months ended September 30, 2023.

Liquidity and Capital Resources

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products as well as working capital impacts from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment instalment plans. Further, the Company has acquired 51% of Sri Sai, as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction as a plan to expand its subscriber base.

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position,

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

●	We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

●	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets, fair value estimation of warrants and critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We did not have any undisclosed off-balance sheet arrangements as of September 30, 2024 and March 31, 2024.

Trade Receivable

Assessment as to whether the trade receivables from Sri Sai business are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Impairment of property and equipment and intangible assets excluding goodwill:

At each reporting date, the Group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.”

Assessment as to whether the trade receivables and other receivables from The erstwhile partner are impaired

When measuring Expected Credit Loss (ECL) of receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenues.

STATEMENT OF OPERATIONS DATA:	For the 6 months ended September 30, 2024		For the 6 months ended September 30, 2023		Change
	$	%	$	%	$	%
Operating revenue	12,013,543	100%	9,660,331	99%	2,353,212	24%
Other Income	38,775	0%	52,219	1%	(13,443)	-26%
Total Revenue	12,052,318	100%	9,712,550	100%	2,339,768	24%
Cost of revenue	8,812,374	73%	7,757,172	80%	1,055,202	14%
Other operating expenses	1,285,854	11%	1,464,296	15%	(178,441)	-12%
Legal and professional expenses	169,380	1%	259,837	3%	(90,457)	-35%
Staffing expenses	391,663	3%	471,181	5%	(79,518)	-17%
Depreciation and amortisation	619,932	5%	453,791	5%	166,141	37%
Net income	773,115	6%	(693,727)	-7%	1,466,842	211%
Interest expenses	53,552	0%	619,593	6%	(566,041)	-91%
Interest income	1,091	0%	-	0%	1,091	100%
Income (loss) from continuing operations before income taxes	720,654	6%	(1,313,320)	-14%	2,033,974	155%
Income tax	71,682	1%	(31,380)	0%	40,302	128%
Net income after tax	648,972	5%	(1,281,940)	-13%	1,930,912	151%
Other comprehensive income
Items that will not be reclassified to profit or loss
Reclassification of defined benefit obligation	(88)		481		569	118%
Items that may be reclassified subsequently to income
Foreign currency translation reserves of subsidiaries, net of tax	(6,831)		104,316		(97,485)	-93%
Total comprehensive income for the period	655,891		(1,178,105)		1,833,996	156%
Attributable to:
Controlling interest	578,146		(1,391,842)		1,969,988	142%
Non-controlling interest	77,745		213,737		(135,992)	-64%
Basic income per common share	0.12		(1.98)
Diluted income per common share	0.12		(1.98)

Revenue

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus Technologies Private Limited (“Lytus India”), our wholly-owned subsidiary incorporated in India, did not have significant operations during the six months ended September 30, 2024 and during the fiscal year ended March 31, 2024. Lytus India has acquired Sri Sai that has active business operations and that meets the criteria (5 steps) for recognizing revenue from contracts with customers in pursuant to IFRS 15.

During the six months ended September 30, 2024, our total income of $12,052,318 comprised of Revenue from Contract with Customers of 12,013,543 and other income of $38,775, whereas during the six months ended September 30, 2023, our total income of $9,712,550 comprised of Revenue from Contract with Customers of $9,660,331 and other income of $52,219.

The overall increase of $2,339,768 or 24%, which is primarily comprised of (a) increase in Revenue from Contract with Customers by $2,353,212 or 24%; and (b) decrease in Other Income by $13,443 or 26% arising from balances written back.

The number of subscribers pertaining to Sri Sai business were 856,127 for six months period ending September 30, 2024 and 815,105 for the year ended March 31, 2024. The increase in subscribers was primarily driven by increasing market share.

Other Income/Application of IFRS 15

The following table presents other income (including fair value gains on warrant liability) for the six months period ended September 30, 2024 and for the year ended March 31, 2024.

Revenue from contract with customers	For the 6 months ended September 30, 2024	For the 6 months ended September 30, 2023	Change Sept 24 vs March 24
Other income
Fair vaue gain on warrant liability		2,106	(2,106)	100
Miscellaneous Income	7		(7)	-7%
Profit on Termination of lease	30,396	-	30,396	8%
Sundry Balances written back	8,372	50,113	(41,741)	-83%
Total Other Income	38,775	52,219	(13,443)	24%

The Group acquired approximately 1 million subscriber connections from a licensed streaming company (Sri Sai), effective from April 1, 2022.

Cost of revenue

The Company has incurred cost of revenue for the six months period ended September 30, 2024, of $8,812,374, which is relating to Sri Sai business, whereas it has incurred costs of revenue for the six months period ended September 30, 2023 of $7,757,172. The increase of $1,055,202 or 14% is on account of decrease in subscriber levels and fixed costs remaining the same.

Staffing Expenses

For the six-month ended September 30, 2024, the staffing costs was $391,663, representing a decrease of $79,518 or 17% from the six months ended September 30, 2023, of $471,181. The decrease was primarily due to the cost optimization at Sri Sai.

Amortization and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $169,380 for the six months ended September 30, 2024, representing a decrease of $90,457 or 35% from $259,837 in the six months ended September 30, 2023.

Amortization and depreciation costs were $ 619,932, for the six months ended September 30, 2024, representing an increase of $166,141 or 37% from $453,791 in the six months ended September 30, 2023.

Other operating expenses was $1,285,854 for the six months ended September 30, 2024, representing an decrease of $178,442 or 12% from $1,464,296 in the six months ended September 30, 2023.

Finance and other cost

For the six months ended September 30, 2024, the most significant components of finance expenses were Interest on Bank Loans, which was $53,552, representing a decrease of $566,041 or 91% from $619,593 in the six months ended September 30, 2023.

Foreign Currency Exchange Rate Risk

As a result of our operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. Our functional currency is the U.S. dollar and the functional currency of Lytus India and Sri Sai, which generate the majority of our revenue, is the Indian Rupees (“INR”). The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the Rupee depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported exchange difference on foreign currency translation of subsidiaries, net of tax of $ 6,831 for the six months ended September 30, 2024, and $104,316 for the six months ended September 30, 2023.

Interest Rate Sensitivity

Cash and short-term investments were held primarily in bank and time deposits. The fair value of our cash and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

B. Liquidity and Capital Resources

Liquidity and Capital Resources:

The components of cash flow for the six months ended September 30, 2024 and September 30, 2023:

	For the year September 30, 2024	For the year September 30, 2023
Net cash provided by/(used in) operating activities	$182,070	$372,260
Net cash used in investing activities	(1,069,221)	(2,477,923)
Net cash provided by financing activities	1,025,059	1,880,059
Cash acquired in business combination	-	-
Exchange rate effect on cash	(70,819)	(1,097)
Net cash inflow (outflow)	$313,466	$85,108

Cash provided by/used in Operating Activities

Net cash provided by operating activities was $182,070 for the six months ended September 30, 2024 and net cash provided by operating activities was $372,260 for the six months ended September 30, 2023.

Cash used in Investing Activities

Net cash used in investing activities was $1,069,221 for the six months ended September 30, 2024, and net cash used in investing activities was $2,477,923 for the six months ended September 30, 2023.

Cash provided by Financing Activities

Net cash provided by financing activities was $1,025,059 for the six months ended September 30, 2024 and net cash provided by financing activities was $1,880,059 for the six months ended September 30, 2023.

Critical Accounting Estimates

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the 6 month period ended September 30, 2024 and for the year ended March 31, 2024.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”).

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables are impaired.

When measuring Expected Credit Loss (ECL) of receivables the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

Note on Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is April 10, 2024, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

On February 5, 2024, the Company has announced a reverse stock split of its issued and outstanding ordinary shares, par value $0.01 per share at a ratio of 1-for-60 so that every 60 shares issued is combined to 1 share. As a result of the 2024 Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 93,679,260 shares to 1,561,309 shares.

Note on Subsequent Events

IAS 10 (Events After the Reporting Period) defines an adjusting event as an event that provides evidence of conditions that existed at the reporting date and requires adjustments to the financial statements.

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is February 11, 2025, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

In December 2024, out of the three tranches, both the 1st Tranche and 2nd Tranche of the promissory notes were fully converted into equity shares of the Company. The conversion included the principal amount of the notes and the accrued interest up to the conversion date. Since the promissory notes included a contractual conversion right, and evidence existed at the reporting date that the Investors intended to convert them into common shares, this event qualifies as an adjusting event under IAS 10.

Accordingly, the financial statements have been adjusted to reflect:

●	The conversion of the first and second tranche promissory notes into equity.

●	The elimination of the related liabilities and accrued interest up to the conversion date.

●	The lapse of associated warrants post-repayment.

These adjustments ensure that the financial statements present an accurate and fair view of the Company’s financial position as of the reporting date.

The impact of this transaction on the equity structure is summarized below:

Impact on Equity Structure

Date of Conversion	Promissory Note Converted ($)	No of Shares Issued	Conversion Price per Share ($)	Increase in Share Capital ($)	Increase in Share Premium (Net of Transaction Cost) ($)
03 Dec 24	41,275	30,000	1.38	300	31,195
10 Dec 24	25,412	20,000	1.27	200	19,194
12 Dec 24	22,559	20,000	1.13	200	17,022
16 Dec 24	15,000	15,000	1	150	11,306
17 Dec 24	32,000	32,000	1	320	24,118
18 Dec 24	18,000	18,000	1	180	13,567
20 Dec 24	2,719,611	2,719,611	1	27,196	2,152,552
Impact on Equity Structure				28,546	2,268,954

Year ended March 31, 2024 compared to year ended March 31, 2023

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of profit or loss and other comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of profit or loss and other comprehensive income.

Share Warrant Liability

 We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 - Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement.  Share warrants are accounted for as a derivative in accordance with IFRS 9 – Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative.  Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash.  We will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial rights	5-10 years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.”

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: IAS 38.21

a. it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b. the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. IAS 38.22 The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. IAS 38.33

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

Revenue from Contract with Customers and Other Income

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming/telecasting, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

During the fiscal year ended March 31, 2024, we had a total income of $23,003,342, which was comprised of Revenue from Contract with Customers of $21,363,775 and other income of $1,639,567, whereas during the fiscal year ended March 31, 2023, we had a total income of $19,393,329, which was comprised of Revenue from Contract with Customers of $19,008,184 and other income of $385,145.

The overall increase of $3,610,013 or 19%, which is primarily comprised of (a) incremental Revenue from Contract with Customers by $2,355,591 or 12% arising from Sri Sai and (b) increase in Other Income by $1,254,422 or 326% mainly arising from provision of finance costs in respect of warrants liability no longer required by $1,274,773.

STATEMENT OF OPERATIONS DATA:	For the year ended 31 March 2024		For the year ended 31 March 2023		Change
	$	%	$	%	$	%
Operating revenue	21,363,775	93%	19,008,184	98%	2,355,591	12%
Other Income	1,639,567	7%	385,145	2%	1,254,422	326%
Total Revenue	23,003,342	100%	19,393,329	100%	3,610,013	19%

Revenue from contract with customers	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	14,955,197	13,930,887	1,024,310	7%
Carriage/Placement fees	5,410,248	3,406,204	2,004,044	59%
Advertisement Income	556,582	1,413,553	(856,971)	-61%
Device activation fees	151,960	257,540	(105,580)	-41%
Fiber use revenue	289,788	-	289,788	100%
Total revenue from contract with customers	21,363,775	19,008,184	2,355,591	12%

The Company has increased its operating revenue by 2,355,591 or 12%, mainly on account of carriage and placement fees by 2,004,044 or 59% and subscription income by 1,024,310 or 7%.

Other Income	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Fair value gain on warrant liability	-	22,766	(22,766)	100%
Provision for warrants liabilities no longer required	1,635,651	360,878	1,274,773	353%
Miscellaneous Income	3,916	1,501	2,415	161%
	1,639,567	385,145	1,254,422	326%

The Company has increased its other income by 1,254,422 or 326%, mainly on account of provision of finance costs in respect of warrants liability no longer required by 1,274,773 or 353%.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the year ended March 31, 2024, of $16,762,580, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $15,454,840, whereas it has incurred costs of revenue for the year ended March 31, 2023, of $13,884,291, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $12,715,217.

The Costs of Revenue for the period ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

Cost of revenue

	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Cost of materials consumed	15,454,840	12,715,217	2,739,623	22%
Broadcaster/Subscription Fees	1,225,922	1,091,700	134,222	12%
Lease Line charges	1,658	-	1,658	100%
Cable Hardware & Networking Exp.	78,157	28,129	50,028	178%
Programming expenses	2,003	8,872	(6,869)	-77%
Ham Charges	-	3,156	(3,156)	-100%
Activation installation costs	-	37,217	(37,217)	-100%
	16,762,580	13,884,291	2,878,289	21%

The Costs of Revenue for the year ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Staffing Expenses

For the fiscal year ended March 31, 2024, the most significant components of operating expenses were staffing expense, which was $844,098, consisting of salaries, benefits and bonuses, representing an increase by $210,119 or 33% from $633,979 in the fiscal year ended March 31, 2023. The increase is primarily on account of increase in salaries due to deployment of device boxes.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses is $386,622 for the fiscal year ended March 31, 2024, representing a decrease of $446,457 or 54% from $833,079 for the fiscal year ended March 31, 2023. The legal and professional fees were high last year on account of listing and related professional fees.

Amortization and depreciation costs is $926,484, for the fiscal year ended March 31, 2024, representing an increase of $230,260 or 33% from $696,224, for the fiscal year ended March 31, 2023. The increase is primarily due to addition in property, plant and equipment during the year ended March 31, 2024.

Other operating expenses is $2,643,948 for the fiscal year ended March 31, 2024, representing an increase of $376,683 or 17% from $2,267,265 for the fiscal year ended March 31, 2023. The increase is marginal relating to Sri Sai business.

Finance and other income

There is no finance and other income for the year ended March 31, 2024, whereas Interest on tax refund were $19,123 for the fiscal year ended March 31, 2023.

Finance and other cost

Finance and other costs is $638,957 for the fiscal year ended March 31, 2024, representing a decrease of $1,571,447 or 71% from $2,210,404 for the fiscal year ended March 31, 2023. The decrease is relating to repayment of borrowings and no-claim of warrants liability on account of full repayment.

Finance and other cost	For the period ending March 31, 2024	For the period ending March 31, 2023	Change (USD)	Change (%)
Interest on bank overdrafts, loans and other financial liabilities	346,465.00	328,449.00	18,016	5%
Interest on lease liabilities	42,850.00	21,845.00	21,005	96%
Commission and other borrowings	232,911.00	122,000.00	110,911	91%
Collection charges	15,715.00	125,930.00	(110,215)	-88%
Share warrant expenses	-	1,607,791.00	(1,607,791)	100%
Other costs - interest on tax payables	1,016.00	4,389.00	(3,373)	-77%
	638,957	2,210,404	(1,571,447)	-71%

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position,

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

●	We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

●	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets, fair value estimation of warrants and critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We did not have any undisclosed off-balance sheet arrangements as of March 31, 2024 and March 31, 2023.

Trade Receivable

Assessment as to whether the trade receivables from Sri Sai business are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

 Please refer accounting policy relating to modification of earlier arrangement and acquisition of Sri Sai on Note 23, for assumptions and estimates.

Impairment of property and equipment and intangible assets excluding goodwill:

At each reporting date, the Group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenues.

STATEMENT OF OPERATIONS DATA:	For the year ended 31 March 2023		For the year ended 31 March 2022
	$	%	$	%	$	%
Operating revenue	21,363,775	93%	19,008,184	98%	2,355,591	12%
Other Income	1,639,567	7%	385,145	2%	1,254,422	326%
Total Revenue	23,003,342	100%	19,393,329	100%	3,610,013	19%
Cost of revenue	16,762,580	73%	13,884,291	72%	2,878,289	21%
Other operating expenses	2,643,948	11%	2,267,265	12%	376,683	17%
Legal and professional expenses	386,622	2%	833,079	4%	(446,457)	-54%
Staffing expenses	844,098	4%	633,979	3%	210,119	33%
Depreciation and amortisation	926,484	4%	696,224	4%	230,260	33%
Net income	1,439,610	6%	1,078,491	6%	361,119	33%
Interest expenses	638,957	3%	2,210,404	11%	(1,571,447)	-71%
Interest income	-	0%	19,123	0%	(19,123)	-100%
Income (loss) from continuing operations before income taxes	800,653	3%	(1,112,790)	-6%	1,913,443	-172%
Income tax	147,479	1%	523,047	3%	(375,568)	-72%
Net income after tax	653,174	3%	(1,635,837)	-8%	2,289,011	-140%
Other comprehensive income
Items that may not be reclassified subsequently to income
Reclassification of defined benefit obligation	(957)		1,400		443
Items that may be reclassified subsequently to income			-
Foreign currency translation reserves of subsidiaries, net of tax	82,351		216,022		(133,672)
Total comprehensive income for the period	734,568		(1,421,215)		2,155,782
Attributable to:			-
Controlling interest	258,015		(2,190,732)		2,448,746
Non-controlling interest	476,553		769,517		(292,964)
Basic income per common share	0.68		(2.67)
Diluted income per common share	0.68		(2.67)

Revenue

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus Technologies Private Limited (“Lytus India”), our wholly-owned subsidiary incorporated in India, did not have significant operations during the fiscal year ended March 31, 2024 and during the fiscal year ended March 31, 2023. Lytus India has acquired Sri Sai that has active business operations and that meets the criteria (5 steps) for recognizing revenue from contracts with customers in pursuant to IFRS 15.

During the fiscal year ended March 31, 2024, we had a total income of $23,003,342, which was comprised of Revenue from Contract with Customers of $21,363,775 and other income of $1,639,567, whereas during the fiscal year ended March 31, 2023, we had a total income of $19,393,329, which was comprised of Revenue from Contract with Customers of $19,008,184 and other income of $385,145.

The overall increase of $3,610,013 or 19%, which is primarily comprised of (a) incremental Revenue from Contract with Customers by $2,355,591 or 12% arising from Sri Sai and (b) increase in Other Income by $1,254,422 or 326% arising from provision of finance costs in respect of warrants liability no longer required by $1,635,651.

The following table provides revenues separated by services for the years ended March 31, 2024 and 2023:

Disaggregated revenue information

Revenue from contract with customers	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	14,955,197	13,930,887	1,024,310	7%
Carriage/Placement fees	5,410,248	3,406,204	2,004,044	59%
Advertisement Income	556,582	1,413,553	(856,971)	-61%
Device activation fees	151,960	257,540	(105,580)	-41%
Fiber use revenue	289,788	-	289,788	100%
Total revenue from contract with customers	21,363,775	19,008,184	2,355,591	12%

Other Income/Application of IFRS 15

The following table presents other income (including fair value gains on warrant liability) for the years ended March 31, 2024 and 2023:

Other Income	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Fair value gain on warrant liability	-	22,766	(22,766)	100%
Provision for warrants liabilities no longer required	1,635,651	360,878	1,274,773	353%
Miscellaneous Income	3,916	1,501	2,415	161%
	1,639,567	385,145	1,254,422	326%

The Company has increased its other income by 1,254,422 or 326%, mainly on account of provision of finance costs in respect of warrants liability no longer required by 1,274,773 or 353%.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the year ended March 31, 2024, of $16,762,580, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $15,454,840, whereas it has incurred costs of revenue for the year ended March 31, 2023, of $13,884,291, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $12,715,217.

The Costs of Revenue for the period ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

Cost of revenue

	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Cost of materials consumed	15,454,840	12,715,217	2,739,623	22%
Broadcaster/Subscription Fees	1,225,922	1,091,700	134,222	12%
Lease Line charges	1,658	-	1,658	100%
Cable Hardware & Networking Exp.	78,157	28,129	50,028	178%
Programming expenses	2,003	8,872	(6,869)	-77%
Ham Charges	-	3,156	(3,156)	-100%
Activation installation costs	-	37,217	(37,217)	-100%

	16,762,580	13,884,291	2,878,289	21%

The Costs of Revenue for the period ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Staffing Expenses

For the fiscal year ended March 31, 2024, the most significant components of operating expenses were staffing expense, which was $844,098, consisting of salaries, benefits and bonuses, representing an increase by $210,119 or 33% from $633,979 in the fiscal year ended March 31, 2023. The increase is primarily on account of increase deployment of device boxes.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses is $386,622 for the fiscal year ended March 31, 2024, representing an decrease of $446,457 or 54% from $833,079 for the fiscal year ended March 31, 2023. The legal and professional fees were high last year on account of listing and related professional fees.

Amortization and depreciation costs is $926,484, for the fiscal year ended March 31, 2024, representing an increase of $230,260 or 33% from $696,224, for the fiscal year ended March 31, 2023. The increase is primarily due to addition in property, plant and equipment during the year ended March 31, 2024.

Other operating expenses is $2,643,948 for the fiscal year ended March 31, 2024, representing an increase of $376,683 or 17% from $2,267,265 for the fiscal year ended March 31, 2023. The increase is marginal relating to Sri Sai business.

The following table presents details of other operating expenses:

	Year ended March 31, 2024	Year ended March 31, 2023	Change
	($)	($)	($)	(%)
Electricity charges	59,821	59,036	785	1%
Repair & Maintenance expenses	179,592	129,987	49,605	38%
Business promotion expenses	30,096	3,508	26,588	758%
Operating lease rentals	17,579	15,327	2,252	15%
Regulatory expenses	43,551	69,929	(26,378)	-38%
Conveyance & Traveling expenses	28,434	112,111	(83,677)	-75%
Security charges	12,653	5,150	7,503	100%
Commission charges	1,621,014	1,465,012	156,002	11%
Credit Loss allowances	(72,698)	(120,544)	(193,242)	-160%
CSR expenses	-	-	-	0%
Loss on disposal of a subsidiary	1,000	192,776	(191,776)	100%
Other operating expenses	577,510	334,973	242,537	72%
	2,643,948	2,267,265	376,683	17%

Income Taxes

During the year ended March 31, 2024, our income tax expense was $147,479, which includes current tax of $119,238 and deferred tax of 28,241, representing a decrease of 375,568 or 72% from the income tax expense of $523,047, which includes current tax of $387,407 and deferred tax of 135,640 for the year ended March 31, 2023.

Deferred tax related to the translations of foreign operations of Lytus India and Sri Sai from INR to USD has been calculated at the rate of the jurisdiction in which subsidiaries are situated, i.e. in India (at the rate of 25.17%).

Quantitative and Qualitative Disclosures about Market Risk

Substantially all of our operations are within India and the United States, and we are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Foreign Currency Exchange Rate Risk

As a result of our operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. Our functional currency is the U.S. dollar and the functional currency of Lytus India and Sri Sai, which generate the majority of our revenue, is the Indian Rupees (“INR”). The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the Rupee depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported exchange difference on foreign currency translation of subsidiaries, net of tax of $82,351 for the year ended March 31, 2024 and $216,022 for the year ended March 31, 2023.

Interest Rate Sensitivity

Cash and short-term investments were held primarily in bank and time deposits. The fair value of our cash and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

B. Liquidity and Capital Resources

Liquidity and Capital Resources:

Year ended March 31, 2024 and year ended March 31, 2023

The components of cash flows are discussed below:

	Year ended March 31, 2024	Year ended March 31, 2023
Net cash provided by operating activities	$886,034	$1,153,335
Net cash used in investing activities	(3,651,681)	(12,920,014)
Net cash provided by financing activities	2,705,230	11,655,402
Cash acquired in business combination (refer note 23)	-	432,138
Adjustment for deconsolidation of subsidiary (refer note 24)	(1,000)	(7,601)
Exchange rate effect on cash	(4,015)	(10,201)
Net cash inflow (outflow)	$(65,432)	$303,059

Cash provided / (used by) used in Operating Activities

Net cash provided by operating activities is 886,034 for the year ended March 31, 2024 and Net cash provided by operating activities is $1,153,335 for the year ended March 31, 2023.

Cash provided by operating activities for the year ended March 31, 2024 consisted primarily of (i) Profit After Tax of $653,174; (ii) non-cash adjustment of liabilities no longer required written back of $1,635,651; and (iii) changes in working capital to the extent of trade receivables of $1,945,143 and trade payable of $2,578,248.

Cash provided by operating activities for the year ended March 31, 2023 consisted primarily of non-cash adjustments for finance costs of 2,210,404, deferred tax expense of $135,640, income tax expense of $387,407, amortization of $696,224, loss on deconsolidation of subsidiary of $192,776, and liabilities no longer required written back during the year of $360,878. Further, it consists of ‘changes in other receivable’ of 381,946, other assets of $730,555 and changes in ‘other financial liabilities’ of $566,378.

Cash used in by Investing Activities

 Net cash used in investing activities was $3,651,681 for the year ended March 31, 2024. The investment activity was primarily comprised of purchase of property, plant and equipment and intangible assets and Intangible Assets (including capital advances) of $1,936,320 and advances for acquisition of network of $1,715,361.

Net cash used in investing activities was $12,920,014 for the year ended March 31, 2023. The investment activity was primarily comprised of purchase of property, plant and equipment and intangible assets and Intangible Assets (including capital advances) of $10,820,099 and advances for acquisition of network of $2,119,038.

Cash provided by Financing Activities

Net cash provided by financing activities was $2,705,230 for the year ended March 31, 2024. During the period, cash used in financing activities consisted of proceeds from short term borrowings of $1,004,705 and proceeds from short term borrowings (bank) of $1,004,026.

Net cash provided by financing activities was $11,655,402 for the year ended March 31, 2023. During the period, cash used in financing activities consisted of proceeds from IPO of $12,509,169 and repayment of short term borrowings of $1,000,000.

Note on Liquidity and Capital Resources

The principal amount of our current debt as of March 31, 2024 is $13,975,499 and March 31, 2023, was $15,258,547.

 Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products that may have an impact from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment installment plans.

 We expect to utilize free cash flow, cash on hand, and availability under our credit facilities, as well as future refinancing transactions to further extend the maturities of our obligations. The timing and terms of any refinancing transactions will be subject to market conditions among other considerations. Additionally, we may, from time to time, and depending on market conditions and other factors, use cash on hand and the proceeds from securities offerings or other borrowings to retire our debt through open market purchases, privately negotiated purchases, tender offers or redemption provisions. We believe we have sufficient liquidity from cash on hand, free cash flow and access to the capital markets to fund our projected cash needs.

We continue to evaluate the deployment of our cash on hand and anticipated future free cash flow including to invest in our business growth and other strategic opportunities, including mergers and acquisitions as well as stock repurchases and dividends.

As possible acquisitions, swaps or dispositions arise, we actively review them against our objectives including, among other considerations, improving the operational efficiency, geographic clustering of assets, product development or technology capabilities of our business and achieving appropriate return targets, and we may participate to the extent we believe these possibilities present attractive opportunities. However, there can be no assurance that we will actually complete any acquisitions, dispositions or system swaps, or that any such transactions will be material to our operations or results.

OUR BUSINESS

Overview

We are a platform services company offering services primarily in India. Our business model consists primarily of (a) the current distribution of linear content streaming/telecasting services and (b) the development of technology products, which to date include products focused on telemedicine and fintech. The Lytus platform provides our customers with a one-stop site with the access to all of the services provided by us.

We are focused on consolidating our subscriber base for future technology services, such as telemedicine and healthcare services, while continuing to develop our technology platform for a better service experience. Presently, we provide streaming and internet services through our platform. We are simultaneously working to strengthen its platform services, including advancing its platform with state-of-art technology.

Our Integrated Service Matrix

Our objective is to expand our business by offering additional online services to our users so that we can become a one-stop shop for all of our customers’ online requirements. We believe that the current low internet penetration in the Indian market presents a tremendous opportunity for us to provide online services to the many underserved geographic areas in India.

Strategic Objectives

Technology continues to be a driver of change for our industry. We have invested in technologies to develop greater scale and speed in our approaches to content production and distribution, centralization, automation, and portfolio rationalization.

Our objective is to grow profitably by building on our current strategic position. The key elements of our strategy include:

●	expanding our service and product portfolio to enhance cross-selling opportunities;

●	enhancing our service platform by investing in technology;

●	expanding into new geographic markets; and

●	pursuing selective strategic partnerships and acquisitions.

We have six principles for our growth:

1.	Operating model: simplify and align with our customers’ needs and end markets.

2.	Enhance customer experience: introduce customer-centric programs and services leveraging technologies such as artificial intelligence (AI) and machine learning (ML) to improve our customers’ experiences.

3.	Service portfolio management: adopt a more proactive approach, be agile in introducing new offerings while continuously scrutinizing the potential for returns.

4.	Build scale: grow and build scale in a broad range of international markets and industry verticals within the online service platform and e-healthcare segment.

5.	Strategic relationships: focus on building and maintaining long-term strategic business relationships with other established participants in the market to better utilize the network capabilities, reduce cost burden and generate supplementary revenue streams.

6.	Acquisition strategy: develop a more targeted and disciplined approach; focus on acquisitions that augment our existing online streaming portfolio.

Our Streaming Services

Lytus India provides technology enabled customer services, which includes streaming and content services. The present software is being further upgraded to support the unified and integrated platform through which it shall provide multi-dimensional services such as MedTech IOT. Upgrading the existing cable networks presents an opportunity for our company to convert traditional cable homes into broadband/ internet protocol TV (“IPTV”) homes for the company. While installation of new devices in homes at the time of upgrading often allows the conversion of homes from cable homes to broadband homes/IPTV homes, in certain cases additional investment could be required to be able to enhance the service offering to customers. The additional investment required is part of the company’s budgeted forecast from revenue from the existing cable business. This could be supplemented by the company accessing its credit lines from local banks it has relationships with.

We offer our customers subscription-based video services and Internet services to residential customers, with prices and related charges based on the types of service selected, whether the services are sold as a “bundle” or on an individual basis, and based on the equipment necessary to receive our services. Our video customers receive a package of programming which generally includes a device that provides an interactive electronic programming guide with parental controls, access to pay-per-view services, including video on demand (“VOD”). Customers have the option to purchase additional tiers of services including premium channels which provide original programming, commercial-free movies, sports, and other special event entertainment programming. Substantially all of our video programming is available in high definition.

Our revenues are principally derived from the monthly fees customers pay for our services. We typically charge a one-time installation fee. We believe that offering a wide variety of video programming choices influences a customer’s decision to subscribe and retain our streaming services. We obtain basic and premium programming, usually pursuant to written contracts from a number of suppliers. Media corporation consolidation has, however, resulted in fewer suppliers and additional selling power on the part of programming suppliers.

Programming is usually made available to us for a license fee, which is generally paid based on the number of customers to whom we make that programming available. Programming license fees may include “volume” discounts and financial incentives to support the launch of a channel and/or ongoing marketing support, as well as discounts for channel placement or service penetration. We also offer VOD and pay-per-view channels of movies and events that are subject to a revenue split with the content provider.

Our programming contracts are generally for a fixed period of time, usually for multiple years, and are subject to negotiated renewal. We will seek to renew these agreements on terms that we believe are favorable. There can be no assurance, however, that these agreements will be renewed on favorable or comparable terms. To the extent that we are unable to reach agreements with certain programmers on terms that we believe are reasonable, we have been, and may in the future be, forced to remove such programming channels from our line-up, which may result in a loss of customers.

Our advertising sales division offers local, regional and national businesses the opportunity to advertise in individual and multiple service areas on streaming networks and digital outlets. We receive revenues from the sale of local advertising across various platforms and networks. Our large national footprint provides opportunities for advertising customers to address broader regional audiences from a single provider and thus reach more customers with a single transaction. Our size also provides scale to invest in new technology to create more targeted and addressable advertising capabilities.

We, through our partners have access to the content of more than 450 linear channels, allowing us to provide these channels to all our subscribers’ predominantly through the RF medium using DVB-C technology as well as through IPTV/Online Streaming.

Through our constituents, we deliver over 450 linear channels from various content providers such as Star TV (Disney), Zee TV, Sony, IndiaCast, Times Broadcasting, Discovery, Sun, Jaya TV, Eenadu Television, Turner International, Travel XP and BBC. We have also executed agreements with various content providers having national and regional movie and music libraries viz., such as ADB Shemaroo, Super Cassettes (T-Series), Surya Media Vision (Eros & Sonata) and Cine Prime.

Lytus has also started telecasting educational channels customized for local educational boards catering to schools and has plans to focus on this segment going forward.

Our streaming solution is from a United States-based vendor called “Secure TV”. Our mobile application (JPR Channel) is available on the Playstore and can be currently used by our home subscribers only. We are currently streaming all Free to Air (including home channels) and some select Pay Channels from various broadcasters through our OTT platform.

Lytus is working closely with various vendors to further the reach of our streaming network / platform and also building state of the art FTTH /G-PON network for connecting its existing and future subscribers. For this purpose, we source devices and other equipment such as RF/Hybrid/ IPTV/OTT Set Top Boxes, ONUs, OLTs, Headend and NoC equipment and finally passive components from vendors including Cisco, Harmonics, CommScope - USA, Gospell, ZTE and Antik.

The Company set up a separate vertical/offering to its customers through the formation of Lytus Studios to offer cutting edge creative services along with specialized technology infrastructure for film, video, series, commercials, events, corporate and digital industries. We intend LYTUS STUDIOS to combine next age technology that will bring together VR (Virtual Reality), AR (Augmented Reality), MR (Mixed Reality) into a composite XR (Extended Reality) for film & video entertainment.

The setting up of Lytus Studios is a natural progression for Lytus Technologies to serve its own content needs and to take forward its vision of transforming customer experiences with technology. With Lytus Technologies’ existing customer network in India and associations in Asia, Middle East & Europe, the company plans to provide content services in the USA and in other major entertainment markets.

Lytus Studios is also building a unique video streaming service, Lytus Play. This service will initially be offered to Lytus Technologies’ current users in India while launching the service concurrently in the USA. Lytus Play will feature advanced personalization technology where users can feed their health goals with preferences and get curated programs and content to manage their lifestyle. Lytus Studios will be producing all the original content for the Lytus Play streaming platform in its Hollywood studios. The Company expects to fund the growth of Lytus Studios from its current operational cashflow as well as additional funds from follow-on offerings.

Lytus Cloud a suite of cloud infrastructure services with robust management capabilities designed to meet the escalating demands of enterprise computing. Lytus will offer enterprise clients a variety of cloud services, including public cloud, private deployments, managed private clouds, Build-Operate-Transfer (BOT) Data Centers (DC), co-location, cloud consulting, and VPS and hosting services.

Telemedicine

The telehealth segment of our business plan focuses on providing telemedicine solutions for the unmet medical needs of a large part of population in India. Our vision is to provide cost-efficient telemedicine services, as well as serve as an extension of the traditional healthcare system. Building on our existing fiber-optic network and customer base, we plan to use technology-based innovation to address the most significant unmet needs of patients and societies across rural India.

We intend to develop and deliver telehealth services in the nature of preventive healthcare using technologies such as Medical Things IOT and artificial intelligence. Our initial focus is aimed at offering basic health monitoring and digital stethoscope services with the help of our own smart devices and software systems and also last mile medicine delivery services. Further, we intend to utilize clinical informatics for the collation of information for effective data analysis and for sharing the information with doctors/relatives/other stakeholders to help in better decision making.

With the rising internet penetration in India, increasing proliferation of fiber-optic cables, expanding bandwidths and advancements in technology, we believe that doctors from urban India will have the ability to treat patients in rural areas remotely through video-call consultations. In an industry where the cost of error is high, operational consistency and network dependability are critical. We believe that our operations will benefit from centralized decision-making and a uniform technology platform, coupled with a coordinated local presence. Our unified, scalable technology platform is being further developed and enhanced by our technology team, which is located in India. This technology platform is being developed to cover all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments.

Self-monitoring for diagnosis requires infrastructure for an effective and efficient communication equipment and distribution network. We believe that our streaming and telecast services customer base and access to a significant fiber infrastructure, positions us well to deliver telemedicine services.

Lytus Health intends to focus on remote patient monitoring devices. We expect that these devices installed at the homes of the patients of participating physicians practices will be sourced from various HIPAA and FDA compliant vendors and will have the monitoring and reporting software pre-installed in them. Lytus Health currently has not developed any proprietary software that is deployed with patients in the United States.

In India, Lytus’ telemedicine business, through Lytus India, has commenced repurposing its existing Local Cable Operator Network infrastructure to set up local health centers and diagnostic centers (“LHCs”) that will be staffed by trained healthcare professionals. LHCs will support customers with additional patient services that cannot be remotely provided through devices. Typical services provided at LHCs will include ECGs, blood and urine testing, ultrasound scans, among others. While the Company has its own network of support offices and staff in the Telangana region, it intends to recruit, train and deploy staff strategically across its network. The Company plans to recruit and deploy a team of trained professionals to service a typical area of 5,000 existing cable customers homes over the next several years. The cost of training and recruiting these professionals will be borne partly by infusion of funds by the company from its available credit lines with banks in India.

Our telemedicine service in India operates under a different model than our telemedicine model in the United States. The technology platform used to book doctor appointments and video conference with doctors collects data and then connects the patient to a team of physicians which provide the medical consulting service. The technology platform used by our India telemedicine business is proprietary and developed by Lytus India, whereas the technology platform used by our United States telemedicine business is licensed from third parties.

Our telemedicine service in the United States aims to provide management and technology solutions to hospital networks, university medical schools, physician networks and individual practices in the United States Its proprietary delivery platform uses digital communication technologies using medical monitoring devices, video capabilities and data capture methodologies. The platform also uses AI Ecosystem Assets including Conversational Computing, Intelligent Robotic Process Automation (iRPA), and Machine Learning (ML). This platform is currently rolled out in New Jersey, Illinois, Florida and Texas with approximately 125 medical physicians using our system for approximately 3,000 users via hospital and clinic networks. However, this business’ revenue has substantially decreased as a result of technological hurdles from an OEM. In response to this decrease, we plan to develop a proprietary software for our telemedicine business in India and the United States. If such development is unsuccessful, we plan to look into acquiring a telemedicine software company based in India.

Fintech

We announced the launch of our Fintech business in 2023. The plan is to offer Fintech offering to our customers in Telangana. Starting with converting cash collections from the cable business into electronic e-wallet payments from existing customers. Over a period, the Company plans to offer additional fintech services such as credit cards and microloans to its subscribers.

The Company has been testing its payment gateway platforms to ensure that they operate seamlessly with existing payments systems of partner banks. The Company has also taken necessary steps to ensure that it is following Indian banking laws and Central Bank regulations for Fintech Companies in India. Eventually the Company expects to offer the entire spectrum of Fintech services to all its business verticals including HealthCare its OTT platform etc.

Data analytics and processing with respect to these financial transactions is part of the Company’s effort to ensure that it remains compliant from a regulatory standpoint whilst continuing to offer relevant services to its subscribers.

The Company intends to fund this business by raising additional capital from the markets along with infusion of funds generated from its current cable operations and funding from credit lines established with banking partners.

Competition

As a unified platform services company, individual segments of our business faces competition from other services providers that operate in India. Our streaming business typically faces competition from the following service providers:

Hotstar

Hotstar (now Disney+ Hotstar) is the most subscribed OTT platform in India, owned by Star India as of 2018, with around 150 million active users and over 350 million downloads. According to Hotstar’s India Watch Report 2018, 96% of watch time on Hotstar comes from videos longer than 20 minutes, while one third of Hotstar subscribers watch television shows.

Netflix in India

American streaming service Netflix entered India in January 2016. In April 2017, it was registered as a limited liability partnership (LLP) and started commissioning content. It earned a net profit of Rs.2.02 million for fiscal year 2017. In fiscal year 2018, Netflix earned revenues of Rs.580 million. According to Morgan Stanley Research, Netflix had the highest average watch time of more than 120 minutes but viewer counts of around 20 million in July 2018. As of 2018, Netflix has six million subscribers, of which 5 - 6% are paid members.

Olly Plus

Olly Plus was launched in 2020 by Sk Line Production. Olly Plus is Odisha’s new online Odia OTT platform where you can enjoy unlimited Odia Videos, Albums, Movies, Comedy Videos, Short Films, Audio Stories and other videos on the go.

Telemedicine

Practo: Practo is one of the leading healthcare platforms in India, offering services like online doctor consultations, appointment bookings, medicine delivery, and diagnostic test bookings. Practo’s telemedicine service allows patients to consult doctors via video calls, chat, and phone calls.

1mg: 1mg is a comprehensive health platform providing online consultations with doctors, pharmacy services, and diagnostic services. Through its telemedicine feature, 1mg connects patients with certified doctors for consultations via phone or video calls, making healthcare more accessible and convenient.

Apollo 24/7: Apollo 24/7 is part of the Apollo Hospitals Group, one of India’s largest healthcare chains. The platform offers online consultations with Apollo doctors, medicine delivery, and diagnostic services. Apollo 24/7 leverages the extensive network and expertise of Apollo Hospitals to provide quality telemedicine services.

Fintech

Amazon Pay: Amazon Pay is a digital wallet service provided by Amazon India. It allows users to store money and make seamless transactions on Amazon’s e-commerce platform as well as with select partners. Amazon Pay simplifies the checkout process and offers various rewards and cashback for users.

Ola Money: Ola Money is the digital wallet offered by Ola, a leading ride-hailing service in India. Users can load money into their Ola Money wallet and use it to pay for Ola cab rides, as well as for transactions with various partnered merchants, including online shopping and food delivery services.

JioMoney: JioMoney is a digital wallet service from Reliance Jio, part of the Reliance Industries conglomerate. It allows users to make payments for Jio services, recharge their Jio mobile numbers, pay utility bills, and transact with various partner merchants both online and offline.

Employees

As of April 22, 2025, we had nine full-time employees.

Competitive Advantage

We believe that the following competitive strengths distinguish us from our competitors:

Innovation

World-class networks: enhancing our access to fiber-optic network, we intend to elevate the customer experience, enhance reliability and sustain future growth. Building on this capability and leveraging modern technology, we are diversifying into new growth areas to expand our business horizon.

Strengthen innovation: we have long been a technological innovation leader within our industry space. We are taking steps designed to ensure we maintain and consolidate our market share. We continue to maintain our investments in different technological upgrades at a level that is consistent with changing industry dynamics. Today, we are amongst the few players in India who have transformed the traditional set-top box into an android box, thereby giving access to a host of new facilities under one platform.

Value

Profitable growth: driving continued profitable revenue and customer growth in our core consumer and business markets, while continuously looking for opportunities to widen the business horizon. From a traditional contact management service provider, we have evolved into a significant online content management service provider, with sustained profits.

Disciplined capital allocation: we continue to invest in long-term growth opportunities, while simultaneously building on our core capabilities and engaging in strategic partnerships to widen our geographical presence and offerings.

Growth

Putting customers first: focusing on customer service excellence and technological leadership to further strengthen our differentiated competitive position and enhance the customer experience with an integrated digital platform covering areas such as education, entertainment, financial technology, and healthcare. We strive to continue exceeding our customers’ expectations by enhancing our network capacity and coverage while broadening service offerings.

Proven growth strategy: delivering industry-leading performance by continuing to execute on our long-term growth strategy focused on data and our fiber-optic network capabilities.

Intellectual Property Rights

We are in the process of registering our intellectual property rights to protect our business interests and ensure our competitive position in our industry. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.

As of March 31, 2023, we have applied for one trademark for the name “Lytus”, and for two domain names in India and overseas.

Legal Proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of our business. Any such proceedings, whether meritorious or not, could be time consuming, costly, and result in the diversion of significant operational resources and/or management time.

Although the outcomes of legal proceedings are inherently difficult to predict, we are not currently involved in any legal proceeding in which the outcome, in our judgment based on information currently available, is likely to have a material adverse effect on our business or financial position.

Government Regulation

The industry in which we operate is subject to extensive governmental laws and regulations in the United States and India. More particularly, in India, our business is subject to the governance under the foreign exchange laws governing the foreign investments, directions issued by the Telecom Regulatory Authority of India, regulations and directions issued by the Ministry of Health and Family Welfare. There are numerous laws and regulations governing the operation of streaming and telemedicine business, and purchase, sale, and sharing of personal information about consumers, many of which are new and continue to evolve; accordingly, it is difficult to determine whether and how existing and proposed privacy laws may apply to our businesses in the future. Furthermore, government regulations can change with little to no notice and may result in increased regulation of our product(s), resulting in a greater regulatory burden for us.

Regulation in connection with our streaming service

India

The following is an overview of the important laws and regulations which are relevant to our streaming in India. The description of laws and regulations sets out below is not exhaustive and is based on the current provisions of Indian laws, which are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions.

Before the introduction of cable television in India, broadcasting was solely under the control of the State. The Government of India was caught unprepared with the emergence of cable networks and broadcasting through satellites in the early 1990s. The government was not able to put a check on transmission and broadcast of television through foreign satellites. Due to the lack of licensing mechanism for cable operators; this resulted in large number of cable operators, broadcasting programs without any regulation.

The necessity of procuring license for operating cable networks was first mentioned by the Rajasthan High Court in the case of Shiv Cable TV System v. State of Rajasthan television through foreign satellites. The high court held that there was no violation of the right to freedom of trade because cable networks fall within the definition of “wireless telegraph apparatus” under the Indian Wireless Telegraphy Act and therefore it necessary to have license to operate such network. This highlighted the need for having a framework for the regulation of cable networks in India which led to the enactment of the Cable Television Networks (Regulation) Act, 1995 becoming effective from September 29, 1994.

The Cable Television Networks (Regulation) Act, 1995 (“Cable Television Act”)

The Cable Television Act regulates the operation of cable television networks in India. The Cable Television Act requires any cable operator who is desirous of operating a cable television network to be registered with the head postmaster of the area concerned. Where the Central Government is satisfied that it is necessary in public interest to do so may make it obligatory for every cable operator to transmit or re-transmit programs of any channel in an encrypted form through a DAS.

The Ministry of Information and Broadcasting issued a notification dated November 11, 2011 (“DAS Notification”) under the Cable Television Act, making it mandatory for every cable operator to transmit or retransmit programs of any channel in an encrypted form through a digital addressable system in four phases in such cities and with effect from such dates as specified in the DAS Notification. Phase I included the cities of Mumbai, Delhi, Kolkata and Chennai where digitization had to be completed by June 30, 2012. The said deadline of June 30, 2012 was extended until October 31, 2012. Phase II which included 38 cities, was required to be completed by March 31, 2013. Further, phases III and IV are required to be completed by December 2015 and December 2016 respectively.

The Cable Television Network Rules, 1994 (“Cable Television Rules”)

The Cable Television Rules stipulate that registration as a cable operator needs to be renewed every 12 months. The Cable Television Rules further stipulate that an MSO shall apply for registration in order to provide DAS services.

The Indian Telegraph Act, 1885 (“Telegraph Act”)

The Telegraph Act governs all forms of the usage of ‘telegraph’ which expression has been defined to mean any appliance, instrument, material or apparatus used or capable of use for transmission or reception of signs, signals, writing, images, and sounds or intelligence of any nature, by wire, visual or other electro-magnetic emissions, radio waves or hertzian waves, galvanic, electric or magnetic means. Using appliance or apparatus for the purposes of dissemination of television signals and video transmissions therefore comes within the definition of a ‘telegraph’.

The Indian Wireless Telegraphy Act, 1933 (“Wireless Telegraphy Act”)

In addition to a telegraph license under section 4 of the Telegraph Act, land-based wireless providers and users also require an additional license under the Wireless Telegraphy Act. Section 3 of the Wireless Telegraphy Act forbids any person from possessing a wireless telegraphy apparatus without a license. Under section 5 of the Wireless Telegraphy Act, the license to possess the wireless and radio equipment and to use it for wireless services is issued by the telegraph authority designated under the Telegraph Act, that is, the Director-General of Posts and Telegraphs.

The Sports Broadcasting Signals (Mandatory Sharing with Prasar Bharati) Act, 2007 (“Mandatory Signal Sharing Act”)

The Mandatory Signal Sharing Act provides for access to the largest number of listeners and viewers, on a free to air basis, of sporting events of national importance through mandatory sharing of sports broadcasting signals with Prasar Bharati. Under this enactment, no content rights owner or holder and no television or radio broadcasting service provider can carry a live television broadcast on any cable or DTH network or radio commentary broadcast in India of “sporting events of national importance”, unless it simultaneously shares the live broadcasting signal, without advertisements, with Prasar Bharati, to enable Prasar Bharati to re-transmit the signal on its terrestrial networks and DTH networks.

The Telecom Regulatory Authority of India Act, 1997 (“TRAI Act”)

The Telecom Regulatory Authority of India (“TRAI”) was established in 1997 by the TRAI Act, as amended, to regulate telecommunication services in India, including broadcasting and cable services. The TRAI is vested with major recommendatory, regulatory and tariff setting functions, including (a) making recommendations on the need and timing for introduction of new service providers, (b) on the terms and conditions of license to a service provider, (c) ensuring compliance of terms and conditions of license, (d) effective management of telecom, (e) laying down the standards for quality of service, (f) conducting a periodical survey of such service provided by the service providers so as to protect interest of consumers, and (g) notifying the rates at which telecommunication services within India and outside India shall be provided under the TRAI Act. In addition, the TRAI Act contains penalty provisions for offences committed by a company under the TRAI Act.

The following regulations have been notified by TRAI: A. Regulations applicable to DAS Notified areas:

The Standards of Quality of Service (Digital Addressable Cable TV Systems) Regulations, 2012 (“DAS Regulations”)

The DAS Regulations require every MSO or its linked Local Cable Operator (“LCO”), offering digital addressable cable TV services in entire DAS Notified areas to devise formats of application for seeking connection, disconnection, reconnection and for obtaining and returning of set top boxes. Any person seeking connection, disconnection or reconnection or shifting of cable service connection or intending to obtain or return set top box at a place located within the area of operation of an MSO or its linked LCO is required to make an application to such MSO/ LCO, as the case may be. Every MSO/ LCO shall provide the cable services to every person making request for the same. No MSO/ LCO shall disconnect the cable services to the subscriber or take any channel off the air without giving prior notice of at least 15 days to such subscriber indicating the reasons for such disconnection and no charge for the services other than the rent for set top box shall be levied on the subscriber for the period during which the services were discontinued. In the event of a complaint received from a subscriber, the MSO/ LCO shall respond to the complaint within eight hours and at least 90% of all ‘no signal’ complaints received shall be redressed and signal restored within twenty four hours of receipt of such complaint. Further, the quality of the set top box should conform to the Indian standard set by the Bureau of Indian Standards.

The Telecommunication (Broadcasting and Cable Services) Interconnection (Digital Addressable Cable Television Systems) Regulations, 2012 (“Interconnection DAS Regulations”)

The Interconnection DAS Regulations provide that no broadcaster of television channels shall engage in any practice or activity or enter into any understanding or arrangement, including exclusive contract with any MSO for distribution of its channel which may prevent any other MSO from obtaining such TV channels for distribution. Further, every broadcaster shall provide signals of its television channels on non-discriminatory basis to every MSO having the prescribed channel capacity and registered. Every broadcaster shall provide the signals of television channels to a MSO, in accordance with its Reference Interconnect Offer (RIO) or as may be mutually agreed, within 60 days from the date of receipt of the request. Every MSO while seeking interconnection with the broadcaster, shall ensure that its DAS installed for the distribution of television channels meets the DAS requirements specified in these regulations. An MSO operating in the Municipal boundary of Greater Mumbai, National Capital Territory of Delhi, Kolkata and Chennai shall have a capacity to carry a minimum of 500 channels as of January 1, 2013 and provided that all MSOs operating in the above areas and having subscriber base of less than 25,000 shall have the capacity to carry a minimum of 500 channels by April 1, 2013. In the event of a complaint received from a subscriber, the MSO/ LCO shall respond to the complaint within eight hours and at least 90% of all ‘no signal’ complaints received shall be redressed and signal restored within twenty four hours of receipt of such complaint.

The Telecommunication (Broadcasting and Cable) Services (Fourth) (Addressable Systems) Tariff Order, 2010 (“Tariff Order”)

TRAI has imposed a ceiling on tariffs of channels and bouquets of channels payable by (i) broadcasters to distributors, (ii) LCOs to MSOs, and (iii) subscribers to MSOs/LCOs. The Tariff Order provides that every MSO shall offer all channels to its subscribers on an a-la-carte basis and shall specify the maximum retail price for each channel, as payable by the subscribers. The a-la-carte rates for free to air channels shall be uniform. Further, in the event an MSO is offering channels as part of a bouquet, the sum of the a-la-carte rates of the channels forming part of such a bouquet shall in no case exceed one and half times of the rate of that bouquet of which such channels are a part. Additionally, the a-la-carte rate of each channel forming part of such a bouquet shall in no case exceed three times the average rate of channel of that bouquet of which such channel is a part. Every MSO shall report to TRAI, the a-la-carte rates for its pay channels and the bouquet rates.

The Telecommunication (Broadcasting and Cable Services) Interconnection Regulation, 2004, as amended (“Interconnection Regulations”)

The Interconnection Regulations apply to all arrangements among service providers, including MSOs, for interconnection and revenue sharing for all telecommunication services, including cable services in India. The Interconnection Regulations provides that broadcasters are required to provide signals on non-discriminatory terms to all distributors of television channels. Similarly, Head End In The Sky (“HITS”) operators and MSOs are required to re-transmit signals received from a broadcaster on a non-discriminatory basis to LCOs. MSOs are not allowed to engage in any practice or activity or enter into any understanding or arrangement, including exclusive contracts with any distributor of TV channels that prevents any other distributor from obtaining such TV channels. Further, No Broadcaster/ MSO/ HITS operator shall disconnect the TV channel signals to a distributor of TV channels without giving three weeks prior written notice indicating the brief reasons for the proposed action.

Telecommunication (Broadcasting and Cable) Services (Second) Tariff Order, 2004, as amended

TRAI has imposed a ceiling on tariffs on channels and bouquets of channels, payable by (i) MSOs to broadcasters, (ii) LCOs to MSOs, and (iii) subscribers to MSOs/LCOs. The charges, excluding taxes shall not exceed 4% of the charges prevailing as of December 1, 2007, with respect to free to air, pay channels, bouquet of channels and standalone channels not part of a bouquet, offered by MSOs to LCOs and by MSOs/ LCOs to subscribers. Further, every MSO/LCO is required to give to every subscriber a bill for the charges payables by that subscriber.

The Standards of Quality of Service (Broadcasting and Cable Services) (Cable Television - Non CAS Areas) Regulation, 2009

The regulations provide for provisions relating to connection/disconnection or shifting of cable services as well as provisions for the billing procedure and billing related complaints. Further, the regulations detail the mechanism for the handling of complaints and the provisions regarding additional standards of quality of service relating to digital decoders and set top boxes for digital cable service in non-CAS areas.

The Policy Guidelines for Uplinking of Television Channels from India, 2011 (“Uplinking Guidelines”)

The Uplinking Guidelines came into effect in December 5, 2011, and regulate the gathering, uplinking and broadcasting of television-based content in India. The Uplinking Guidelines provide for, inter alia, permission for: (i) setting up of uplinking hub/teleports; (ii) uplinking of non-news and current affairs television channels (that is, channels which do not include elements of news and current affairs in their program content); (iii) uplinking of news and current affairs television channels; and (iv) uplinking by Indian news agency; (v) use of SNG/DSNG equipment in C Band and Ku Band; and (vi) temporary uplinking. Setting up uplinking hub/teleports, uplinking of a non-news and current affairs television channels, or uplinking news and current affairs television channels requires a specific permission from the MIB, and the permission granted by the MIB is valid for a period of ten years.

Guidelines and General Information for Grant of License for Operating Internet Services, 2007 (“ISP License Guidelines”)

The DoT issued ISP License Guidelines or grant of license of internet services on non-exclusive basis. The licensee company is required to provide service within 24 months from the date of signing the license agreement. The license is valid for a period of 15 years and access to internet through an authorized cable operator is permitted to ISPs without additional licensing subject to the provisions of Cable Television Act. In addition, the license is governed by the provisions of the Telegraph Act and the TRAI Act.

A service provider is required to obtain a license and enter into a standard agreement (“ISP License Agreement”) with the DoT before starting operations as an ISP. In addition to the conditions required to be followed by a licensee company under the ISP License Guidelines, the ISP License Agreement provides for further requirements to be adhered to by the licensee company.

The Telecommunication Tariff Order, 1999 (“Tariff Order 1999”)

The Tariff Order issued by TRAI, provides the terms and conditions at which telecommunication services within India and outside India may be provided, including rates and related conditions at which messages shall be transmitted to any country outside India, deposits, installation fees, rentals, free calls, usage charges and any other related fees or service charge.

The United States

We plan to expand our streaming business to the United States. Like many OTT companies, our operations are subject to routine regulation by governmental agencies. Companies conducting business on the internet are subject to a number of U.S. domestic laws and regulations. In addition, laws and regulations relating to user privacy, freedom of expression, content, advertising, information security and intellectual property rights are being debated and considered for adoption by many countries throughout the world. Online businesses face risks from some of the proposed legislation that could be passed in the future.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties sometimes get tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content generated by users. Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could harm our businesses.

A range of other laws and new interpretations of existing laws could have an impact on our businesses as well. For example, the Digital Millennium Copyright Act of 1998 has provisions that limit, but do not necessarily eliminate, liability for listing, linking or hosting third-party content that includes materials that infringe copyrights. Various United States and international laws restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Further, any failure to comply with these laws may subject us to significant liabilities.

We also face risks due to government failure to preserve the internet’s basic neutrality as to the services and sites that users can access through their broadband service providers. Such a failure to enforce network neutrality could limit the internet’s pace of innovation and the ability of large competitors, small businesses and entrepreneurs to develop and deliver new products, features and services, which could harm our business.

Companies conducting online businesses are also subject to federal, state and foreign laws regarding privacy and protection of user data. Any failure by us to comply with our privacy policies or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could potentially harm our business. Further, any failure to protect our users’ privacy and data could result in a loss of user confidence in our services and ultimately in a loss of users, which could adversely affect our business.

Regulations in connection with our proposed tele-medicine service

India

The Indian Government has published Telemedicine Practice Guidelines (“Telemedicine Guidelines”) on March 25, 2020. These guidelines finally clarify India’s position on the legality of teleconsultation. It is now legal to provide teleconsultation by registered medical practitioners (M.B.B.S and above) in line with the requirements of the Telemedicine Guidelines. Telehealth is defined as “The delivery and facilitation of health and health-related services including medical care, provider and patient education, health information services, and self-care via telecommunications and digital communication technologies”. It is aimed to achieve timely access to appropriate interventions including faster access, real-time access and access to services that may not otherwise be available, and includes all channels of communication with the patient that leverages Information Technology platforms, including Voice, Audio, Text & Digital Data exchange.

Under the Telemedicine Guidelines, doctor can choose the medium of teleconsultation: A doctor may use any medium for patient consultation, e.g. telephone, mobile or landline phones, chat platforms like WhatsApp, Facebook Messenger etc., other mobile apps or internet-based digital platforms for telemedicine or data transmission systems like Skype/ email/ fax etc. However, before proceeding with the teleconsultation, the doctor should exercise professional judgement to decide whether the teleconsultation is, in fact, appropriate and in the interest of the patient. If the answer is yes, then the doctor should evaluate which medium would be preferred for the teleconsultation. For example, a complaint of appendicitis may require a physical examination and teleconsultation may not be preferred. On the other hand, some common complaints may not require physical examination or even consultation in real-time. For example, a complaint of headache or fever may not always require the doctor to examine the patient physically or audio-visually through a mobile or computer application. However, in certain cases, for example, on presentation of allergy or inflammation (e.g. Conjunctivitis), the doctor may choose to examine the patient in-person or through an audio-visual teleconsultation. Thus, the decision to examine the patient physically or remotely i.e. through teleconsultation, and the medium of teleconsultation, is to be taken by the doctor himself or herself on case to case basis. However, the Doctor on teleconsultation is required to maintain confidentiality of patient data, unless prior written consent has been obtained.

Doctor has to maintain the same standard of care during teleconsultation as during in-person consultation: The Telemedicine Guidelines require doctors to maintain the same standard of care towards a patient during a teleconsultation as they would during an in-person consultation. In other words, the fact that the teleconsultation took place over a mobile app or email or telephone cannot be taken as a defense by a doctor against an allegation of medical negligence. Every doctor is expected to know the limitation of teleconsultation and advise or prescribe accordingly.

Patient is responsible for the accuracy of information: During the course of teleconsultation, if the doctor inquires for relevant information from the patient, then the patient is supposed to disclose the right information. The Telemedicine Guidelines have clarified that is the patient who will be responsible for accuracy for the information shared with the doctor, and not the doctor. However, since the standard of care is as high in the case of teleconsultation as in-person consultation, the doctor must make all efforts to gather sufficient medical information about the patient’s condition before deciding on a diagnosis or a treatment. If a patient provides any contradictory information, or if the doctor is not convinced with the information at hand to make a professional decision, he may ask patient to provide such documents or undertake such tests as he/she may feel proper in his/her professional judgement without fear of liability. Patient identification is mandatory during the first consultation.

Caregiver is deemed to be authorized on behalf of minor or incapacitated patients: If the age of the patient is 16 years or less, or if the patient is incapacitated (due to mental conditions like dementia or physical disability due to an accident), then the caregiver is deemed to be authorized to consult on behalf of the patient. The Telemedicine Guidelines clarify that in such cases, the teleconsultation can take place with the caregiver without the presence of the patient.

There is no fixed format for issuing a prescription in a teleconsultation. The Telemedicine Guidelines has recommended a format, but following it is not mandatory. However, the doctor must provide photo/scan /digital copy of a signed prescription or e-Prescription to the patient via email or any messaging platform. The limitation on prescribing medicines (such as habit-forming drugs or narcotic or psychotropic drug, etc.) to patients should be adhered to. Please note that a doctor can transfer the prescription to a pharmacy only if he/ she has the explicit consent of the patient.

The United States

The healthcare industry and the practice of medicine are extensively regulated at both the state and federal levels. Our ability to operate profitably in the future will depend in part upon our ability, and that of our affiliated providers, to maintain all necessary licenses and to operate in compliance with applicable laws and rules. Those laws and rules continue to evolve, and we therefore devote significant resources to monitoring developments in healthcare and medical practice regulation. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. We cannot assure you that a review of our business by courts or regulatory authorities in the future will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Provider Licensing, Medical Practice, Certification and Related Laws and Guidelines

The practice of medicine, including the provision of behavioral health services, is subject to various federal, state and local certification and licensing laws, regulations and approvals, relating to, among other things, the adequacy of medical care, the practice of medicine (including the provision of remote care and cross-coverage practice), equipment, personnel, operating policies and procedures and the prerequisites for the prescription of medication. The application of some of these laws to telehealth is unclear and subject to differing interpretation.

Physicians and behavioral health professionals who provide professional medical or behavioral health services to a patient via telehealth must, in most instances, hold a valid license to practice medicine or to provide behavioral health treatment in the state in which the patient is located. In addition, certain states require a physician providing telehealth to be physically located in the same state as the patient. Failure to comply with these laws and regulations could result in our services being found to be non-reimbursable or prior payments being subject to recoupments and can give rise to civil or criminal penalties.

Corporate Practice of Medicine; Fee-Splitting

We may contract with physicians or physician-owned professional associations and professional corporations to deliver our services to their patients. We may also enter into management services contracts with these physicians and physician-owned professional associations and professional corporations pursuant to which we may provide them with billing, scheduling and a wide range of other services, and they pay us for those services out of the fees they collect from patients and third-party payors. These contractual relationships will be subject to various state laws, including those of New York, Texas and California, that prohibit fee-splitting or the practice of medicine by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the physician’s professional judgment. In addition, various state laws also generally prohibit the sharing of professional services income with nonprofessional or business interests. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. Under the corporate practice of medicine restrictions of certain states, decisions and activities such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel may implicate the restrictions on the corporate practice of medicine.

State corporate practice of medicine and fee-splitting laws vary from state to state and are not always consistent among states. In addition, these requirements are subject to broad powers of interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our engagement of a provider licensed in the state or the provision of telehealth to a resident of the state. Failure to comply could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our providers that interfere with our business and other materially adverse consequences.

Federal and State Fraud and Abuse Laws

Federal Stark Law

After we establish our telemedicine service, we will be subject to the federal self-referral prohibitions, commonly known as the Stark Law. Where applicable, this law prohibits a physician from referring Medicare patients to an entity providing “designated health services” if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, unless an exception applies. The penalties for violating the Stark Law include the denial of payment for services ordered in violation of the statute, mandatory refunds of any sums paid for such services, civil penalties of up to $15,000 for each violation and twice the dollar value of each such service and possible exclusion from future participation in the federally-funded healthcare programs. A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined up to $100,000 for each applicable arrangement or scheme. The Stark Law is a strict liability statute, which means proof of specific intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of the various statutes, including the Stark Law can be considered a violation of the federal False Claims Act (described below) based on the contention that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement. A determination of liability under the Stark Law could have a material adverse effect on our business, financial condition and results of operations.

Federal Anti-Kickback Statute

We will be also subject to the federal Anti-Kickback Statute. The Anti-Kickback Statute is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. Certain federal courts have held that the Anti-Kickback Statute can be violated if “one purpose” of a payment is to induce referrals. In addition, a person or entity no longer does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation, making it easier for the government to prove that a defendant had the requisite state of mind or “scienter” required for a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, as discussed below. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, including fines of $50,000 per violation and three times the amount of the unlawful remuneration. Imposition of any of these remedies could have a material adverse effect on our business, financial condition and results of operations. In addition to a few statutory exceptions, OIG has published safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

False Claims Act

Both federal and state government agencies have continued civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and their executives and managers. Although there are a number of civil and criminal statutes that can be applied to healthcare providers, a significant number of these investigations involve the federal False Claims Act. These investigations can be initiated not only by the government but also by a private party asserting direct knowledge of fraud. These “qui tam” whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action, even if the claim was originally submitted appropriately. Penalties for False Claims Act violations include fines ranging from $5,500 to $11,000 for each false claim, plus up to three times the amount of damages sustained by the federal government. A False Claims Act violation may provide the basis for exclusion from the federally-funded healthcare programs. In addition, some states have adopted similar fraud, whistleblower and false claims provisions.

State Fraud and Abuse Laws

Several states also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any third-party payor, including commercial insurers, not just those reimbursed by a federally-funded healthcare program. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Other Healthcare Laws

HIPAA established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of healthcare services. Under HIPAA, these two additional federal crimes are: “Healthcare Fraud” and “False Statements Relating to Healthcare Matters.” The Healthcare Fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the federal False Claims Act covers in connection with governmental health programs.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs and employing or contracting with individuals or entities who are excluded from participation in federally funded healthcare programs. Moreover, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties of up to $10,000 for each wrongful act. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with the wrongful act. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payers may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud.

State and Federal Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of PII, including health information. In particular, the federal Health Insurance Portability and Accountability Act of 1996, as amended by HITECH, and their implementing regulations, which we collectively refer to as HIPAA, establish privacy and security standards that limit the use and disclosure of PHI and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Teladoc, our Providers and our health plan Clients are all regulated as covered entities under HIPAA. Since the effective date of the HIPAA Omnibus Final Rule on September 23, 2013, HIPAA’s requirements are also directly applicable to the independent contractors, agents and other “business associates” of covered entities that create, receive, maintain or transmit PHI in connection with providing services to covered entities. Although we are a covered entity under HIPAA, we are also a business associate of other covered entities when we are working on behalf of our affiliated medical groups.

Violations of HIPAA may result in civil and criminal penalties. The civil penalties range from $100 to $50,000 per violation, with a cap of $1.5 million per year for violations of the same standard during the same calendar year. However, a single breach incident can result in violations of multiple standards. We must also comply with HIPAA’s breach notification rule. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to the HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. The regulations also require business associates of covered entities to notify the covered entity of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. On January 16, 2009, HHS released the final rule mandating that everyone covered by HIPAA must implement ICD-10 for medical coding on October 2, 2013, which has since been subsequently extended to October 2, 2015.

Many states also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA, state health information privacy and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well-publicized data breaches involving the improper use and disclosure of PII. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. In addition, under HIPAA and pursuant to the related contracts that we enter into with our business associates, we must report breaches of unsecured PHI to our contractual partners following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

Property, Plants and Equipment

Our principle executive office is located at Unit 1214, ONE BKC, G Block, Bandra Kurla Complex, Bandra East Mumbai, India 400 051. All of our facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises.

MANAGEMENT

The following table sets forth the names and ages of the members of our Board and our executive officers and the positions held by each as of April 28, 2025. Our Board elects our executive officers annually by vote of a majority of directors present at the meeting who voted. Each director’s term continues until his or her successor is elected or qualified at the next annual meeting, unless such director earlier resigns or is removed. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. There are no family relationships among our directors or executive officers.

Name	Age	Positions and Offices
Dharmesh Pandya	55	Chief Executive Officer and Director
Shreyas Shah	41	Chief Financial Officer and Director
Rajeev Kheror	60	Independent Director
Robert M. Damante	71	Independent Director
Parvez Master	52	Independent Director

The following is information about the experience and attributes of the members of our Board and senior executive officers as of the date of this Registration Statement. The experience and attributes of our directors discussed below provide the reasons that these individuals were selected for board membership, as well as why they continue to serve in such positions.

Dharmesh Pandya is the founder and CEO of Lytus. He is a Technology, Tax and Corporate lawyer with over 25 years’ experience. Mr. Pandya served as our director since our inception and was appointed as our Chief Executive Officer on April 1, 2020. He started his career with Big Four accounting firms in New York and helped build their International and Emerging Market Practices. From December 2012 to April 2015, he served as a partner at DLA Piper in Silicon Valley where he set up and advised several technology companies globally. From April 2015 to March 2020, Mr. Pandya served as CEO of Lituus Technologies Limited. He is a graduate of Harvard Law School.

Shreyas Shah became our Chief Financial Officer on April 1, 2020. He has more than 15 years of hands-on experience in Legal, Financial, Management, and Tax Consultancy, including Business Restructuring, Transaction Structuring, Business Valuation, Private Equity investment structuring, International Taxation and Transfer Pricing, etc. In the past, he has worked as Assistant Manager at KPMG India from October 2007 to March 2012, a research associate at IBFD Netherlands from April 2012 to January 2013, a partner at Ambalal Thakkar and Associates from May 2006 to December 31, 2018, and a proprietor at Shreyas N. Shah & Associates from April 1, 2013 to April 1, 2020. His expertise includes, inter-alia, to develop and implement an innovative, growth focused commercial strategy, focusing primarily on new product areas and emerging markets, while analyzing, managing and mitigating potential legal, tax and financial risks. Mr. Shah received his Advance LLM in International Tax Law from Leiden University in 2012.

Rajeev Kheror has served on our Board since July 27, 2022. Mr. Kheror is a digital, broadcasting and film business expert with thirty years of international media industry experience. He has built 17 digital and broadcasting platforms worldwide and led the custodianship for approximately 1.3, billion viewers. From 2019 to the present, Mr. Kheror has been self-employed. From 2017 to 2019, Mr. Kheror served as President-USA and Latin America at TV Asia USA Ltd. From 2012 to 2017, Mr. Kheror served as President-International Business at Zee Entertainment Enterprises Ltd. He is a presiding judge for global awards, advisor to international film festivals, a world cinema columnist and a media business strategy consultant. He is a member of the Television Academy of Arts & Sciences and a gold medalist from Asian Academy of Film & Television.

Robert M. Damante has served on Board since June 14, 2022. Mr. Damante is an experienced financial professional. He has been the Chief Financial Officer of two different Life Insurance Companies, and a senior executive in four others over the past 30 years. Recently retired, his most recent position was as EVP and CFO of Prosperity Life Group in New York. In that position he managed all financial activities of this multi-billion life insurance company. Prosperity was the acquirer of SBLI USA (previously Savings Bank Life Insurance Company of New York) where he had been the EVP and CFO for five years. Prior to that he was Senior Vice President of Finance for SBLI USA, where he oversaw the Planning, Financial, Treasury, Tax and Employee Benefit functions of this growing insurance company. Before joining SBLI USA he was SVP of Finance at GE Financial Assurance Company (Genworth) where he managed financial planning and reporting for the New York Life Insurance operations of GE’s New York companies. He had previously held positions of increasing responsibility at American Mayflower Life and Home Life Insurance Companies. He spent his early professional years as a staff accountant with Grant Thornton and its predecessors, where he received his CPA Certification in 1977. Mr. Damante received his Bachelor of Science in Accounting from Saint Francis College and MBA from Long Island University.

Parvez Master has served on Board since August 21, 2023. Mr. Master has over 25 years of global, corporate experience including project management, process consulting, internal audit, compliance, operational risk management, finance transformation, financial planning and analysis, budgeting, payroll, and finance controlling. He has a B.S. in Accounting and Information Systems from University of Illinois at Chicago and a M.B.A. in Finance and Management from DePaul University, Chicago. His work experience includes 10+ years in the U.S. with multinational companies such as Accenture, Baxter Healthcare and Merck Pharmaceuticals. He currently resides in Dubai, U.A.E., and manages the Internal Audit function for a regional distributor and retailer of a few reputed international FMCG brands. Having experience in Internal Audit for the majority of his career, Mr. Master values the need for an independent advisory function and a strong corporate governance framework in any organization.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to the individuals who served as our principal executive officer or chief financial officer at any time during our fiscal years ended March 31, 2024 and March 31, 2023, and the next most highly compensated officer in our fiscal years ended March 31, 2024 and March 31, 2023. These individuals are referred to in this prospectus as the “named executive officers.” For the years ended March 31, 2024 and March 31, 2023, we only had two executive officers.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Dharmesh Pandya	2023	-	-	-	-	-	-
Chief Executive Officer and Director	2024	-	-	-	-	-	-

Shreyas Shah	2023	-	-	-	-	-	-
Chief Financial Officer and Director	2024	-	-	-	-	-	-

Employment Contracts and Potential Payments Upon Termination or Change in Control

On April 1, 2020, we entered into employment agreements with Mr. Pandya, our Chief Executive Officer, pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of $450,000 payable in accordance with our ordinary payroll practices. Compensation for Mr. Pandya is payable upon confirmation by our independent compensation committee and it is expected that the independent compensation committee shall conduct its meeting for review on or prior to September 10, 2023. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

On April 1, 2020, we entered into an employment agreement with Shreyas Shah pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of $280,000 payable in accordance with our company’s ordinary payroll practices. Compensation for Mr. Shah is payable upon confirmation by our independent compensation committee and it is expected that the independent compensation committee shall conduct its meeting for review on or prior to September 10, 2023. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

Change of Control

The employment agreements between us and each of Mr. Pandya and Shreyas Shah do not contain change of control provisions.

Equity Incentive Plans

On July 24, 2023, the Board adopted the 2023 Employee Incentive Plan (the “2023 Plan”) and became effective on October 30, 2023. The maximum number of common shares issuable under the 2023 plan was initially set at 130,000,000 common shares. The purpose of the 2023 Plan is to further and promote the interests of the Company and its shareholders by enabling the Company to attract, retain and motivate employees, directors and consultants, or those who will become employees, directors or consultants, and to align the interests of those individuals and the Company’s shareholders. The 2023 Plan is currently administered by the Board, and may be administered by a committee (the “Plan Committee”) appointed from time to time by the Board to be comprised of not less than two (2) of the then members of the Board who are non-employee Board members. The Plan Committee is authorized to construe and interpret the 2023 Plan and to promulgate, amend and rescind rules and regulations relating to the implementation, administration and maintenance of the 2023 Plan. Subject to the terms and conditions of the 2023 Plan, the Plan Committee will make all determinations necessary or advisable for the implementation, administration and maintenance of the 2023 Plan including, without limitation, (a) selecting the 2023 Plan’s participants, (b) making awards in such amounts and form as the Plan Committee determines, (c) imposing such restrictions, terms and conditions upon such awards as the Plan Committee deems appropriate, and (d) correcting any technical defect(s) or technical omission(s), or reconciling any technical inconsistency(ies), in the 2023 Plan and/or any award. The 2023 Plan authorizes the grant of incentive stock options and non-qualified stock options (each with terms up to ten years, or five years for 10% shareholders, or as otherwise fixed by the Plan Committee), stock appreciation rights, restricted shares, restricted shares units, and performance units. Unless earlier terminated by the Board, the 2023 Plan will expire on the tenth anniversary of its effective date (October 30, 2033), although awards outstanding on that date will remain exercisable according to their terms. The 2023 Plan is unfunded and the Company will not be required to segregate any assets in connection with any awards under the 2023 Plan. The 2023 Plan provides for equitable adjustments to the share reserve and outstanding awards in connection with stock splits, recapitalizations and other corporate transactions, includes discretionary dividend-equivalent rights and a clawback policy, and prohibits transfer of awards except by will or under the laws of descent and distribution. The Board may amend, suspend or terminate the 2023 Plan at any time, provided that no amendment may materially increase the aggregate share reserve or change performance criteria without stockholder approval, or adversely affect outstanding awards without participant consent. As of April 28, 2025, no awards have been granted to employees under the 2023 Plan.

Outstanding Equity Awards at Fiscal Year-End

None.

DIRECTOR COMPENSATION

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of our Board. Independent directors shall receive $75,000 worth of stock from the Company. Accordingly, the Company shall issue $75,000 worth of stock subject to Board approval. Employee directors do not receive any compensation for their services.

Board of Directors and Board Committees

Composition of Board; Risk Oversight

Our Board presently consists of five directors and we are in the process of seeking one more independent director. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board. Our Board is required to hold meetings on at least a quarterly basis.

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the Board, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election.

Our Board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight of our company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Under the NYSE American director independence standards, an independent director is defined as a person who is not an executive officer or employee of our Company and who, in the opinion of our board of directors, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors consists of five directors. Based on the NYSE American independence standards, information provided by each director concerning his or her background, employment and affiliations, current and prior relationships that each director has or had with us, and all other facts and circumstances that our board of directors deem relevant, our board of directors has determined that of the five directors on our board of directors, Rajeev Kheror, Parvez Master and Robert M. Damante are considered independent.

Duties of Directors

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

●	appointing officers and determining the term of office of the officers,

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable,

●	exercising the borrowing powers of the company and mortgaging the property of the company,

●	executing checks, promissory notes and other negotiable instruments on behalf of the company, and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Board Committees

We have established three committees of our Board: the Audit Committee, the Compensation Committee and the Nominating Committee.

Out Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the Board reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Nominating Committee of the Board is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm,

●	discussing with our independent registered public accounting firm the independence of its members from its management,

●	reviewing with our independent registered public accounting firm the scope and results of their audit,

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm,

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC,

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements,

●	coordinating the oversight by our Board of our code of business conduct and our disclosure controls and procedures,

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters, and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Mr. Master, Mr. Damante and Mr. Kheror. Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NYSE American rules. In addition, our Board has determined that Mr. Damante qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NYSE American rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the Board to approve the compensation of our CEO and other executive officers and directors,

●	reviewing key employee compensation goals, policies, plans and programs,

●	administering incentive and equity-based compensation,

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers, and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Mr. Master, Mr. Damante and Mr. Kheror. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NYSE American rules.

Nominating Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships,

●	evaluating the independence of directors and director nominees,

●	reviewing and making recommendations regarding the structure and composition of our Board and the Board committees,

●	developing and recommending to the Board corporate governance principles and practices;

●	reviewing and monitoring our company’s Code of Business Conduct and Ethics, and

●	overseeing the evaluation of our company’s management.

Our Nominating Committee consists of consists of Mr. Master, Mr. Damante and Mr. Kheror. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NYSE American rules.

Code of Business Conduct and Ethics

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Insider Trading Policy

As of the date of this filing, we have not adopted an insider trading policy (the “Policy”), but intend to adopt a Policy as soon as practicable to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. The Policy will apply to all officers, directors, and employees of the Company. As someone subject to the Policy, individuals will be responsible for ensuring that members of their immediate family and household also comply with the Policy. The Policy will also apply to any entities that individuals control, including any corporations, partnerships, or trusts, and transactions by such entities should be treated for the purposes of the Policy and applicable securities laws as if they were for their own account. The Company may determine that the Policy applies to additional persons with access to material nonpublic information, such as contractors or consultants. The Policy will extend to all activities within and outside individuals’ Company duties.

 We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

Interested Transactions

A director may vote, attend a Board meeting, or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board or otherwise contained in the minutes of a meeting or a written resolution of the Board or any committee of the Board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our Board may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board or committees of our Board or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

BVI law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Controlled Company

As of the date of this prospectus and upon completion of this offering, Mr. Pandya will beneficially own approximately 63.9% and approximately % of the aggregate voting power of our outstanding common shares, respectively.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

On May 22, 2020, Securitax Ltd. and Optimal US Logistics, LLC (the “Plaintiffs”) filed a complaint to the Circuit Court of the Fourth Judicial Circuit in Florida against our Chief Executive Officer, Mr. Pandya, alleging, among other things, breach of contract and breach of fiduciary duty. This complaint was filed in connection with a proposed investment transaction that involved Nextecworks (formerly known as Lituus Technologies Limited). Plaintiffs claimed for, among other things, damages of $854,000. We believe the Plaintiffs’ claims are false and frivolous and are in response to a lawsuit filed by Nextecworks in the UK against the plaintiffs for $40 million dollars for fraudulent misrepresentation, breach of contract and illegally holding onto 1% of the equity of Nextecworks. Mr. Pandya has engaged a local law firm to actively defend these claims. Mr. Pandya continues to be a shareholder of Nextecworks with no executive position and Nextecworks has no relation with the Company or its businesses. As of the date of this prospectus, Mr. Pandya’s attorneys are continuing to mediate to settle this case.

RELATED PARTY TRANSACTIONS

Except as discussed below, as of the date of this prospectus, we are not aware of any transactions since the inception of the Company, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as of the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

On July 14, 2023, the Company received a $350,000 loan from Balanced Management, LLC and in consideration for such loan the Company pledged 150,000 common shares held by Mr. Pandya to such entity. As of the date of this prospectus, such loan has been fully repaid.

PRINCIPAL SHAREHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 28, 2025 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares,

●	each of our directors,

●	each of our named executive officers, and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to subscribe for within 60 days of April 28, 2025, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

Applicable percentage ownership prior to the offering is based on 179,997,491 common shares outstanding at April 28, 2025. The table also lists the percentage ownership after this offering based on common shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional common shares from us in this offering. Unless otherwise indicated, the address of each beneficial owner listed in the table below is C/O Lytus Technologies Holdings PTV. LTD., Unit 1214, ONE BKC, G Block, Bandra Kurla Complex, Bandra East Mumbai, India 400 051.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Common Shares	Percentage	Percentage
Dharmesh Pandya(1)(2)	115,025,000	63.90%		%
Shreyas Shah	5,128	*		%
Robert M. Damante	2,755	*		%
Rajeev Kheror	2,820	*		%
All officers and directors as a group	115,035,703	63.91%		%

*	Less than 1%

(1)	Includes shares held by Lytus Trust. As reflected in footnote 2, Mr. Pandya may be deemed to be the beneficial owner of these shares.

(2)	Dharmesh Pandya, Manager of Lytus Trust, has discretionary authority to vote and dispose of the shares held by Lytus Trust and may be deemed to be the beneficial owner of these shares. The address of Lytus Trust is 5011 Gate Parkway, Building 100, Suite 100, Jacksonville FL 32256.

As of April 28, 2025, there were 48 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a common share or common shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a common share or common shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our common shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

DESCRIPTION OF SHARE CAPITAL

We were incorporated as a BVI business company under the BVI Business Companies Act, 2004 as amended, in the BVI on March 16, 2020, under the name “Lytus Technologies Holdings PTV. Ltd.” We were originally authorized to issue up to 50,000 common shares of $1.00 par value each and on March 17, 2020, the Board passed the resolution to change the originally authorized shares from 50,000 common shares to 30,000 common shares, of $0.10 par value each. Effective May 15, 2020, we amended our Memorandum of Association to increase the number of our authorized shares to 230,000,000, with a par value of $0.01 per share. The following are summaries of the material provisions of our Memorandum and Articles of Association; a copy of these documents are filed as exhibits to the registration statement of which this prospectus forms a part of.

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates evidencing the common shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their common shares.

At the completion of this offering, there will be         common shares issued and outstanding. If the underwriters exercise in full their option to purchase additional common shares from us, at the completion of this offering, there would be         common shares issued and outstanding.

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our Board subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share that such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the BVI, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the BVI, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time and place at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our Board shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting common shares. In addition, our Board may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the common shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of securities entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our Board shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present, then the shareholders present shall choose to chair the meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either BVI law or our Memorandum and Articles of Association.

Transfer of common shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with our underwriters described in “Common Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our Board resolve by resolution to refuse or delay the registration of the transfer of any common share. If our Board resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless: (a) the person transferring the common shares has failed to pay any amount due in respect of any of those common shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on common shares and forfeiture of common shares

Our Board may, on the terms established at the time of the issuance of such common shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued common shares have been fully paid in accordance with the terms of its issuance and subscription, the Board shall not have the right to make calls on such fully paid common shares and such fully paid common shares shall not be subject to forfeiture.

Redemption of common shares

Subject to the provisions of the BVI Act, we may issue common shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NYSE American, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

If at any time, the company is authorized to issue more than one class of common shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

Changes in the number of common shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our Board:

●	amend our Memorandum of Association to increase or decrease the maximum number of common shares we are authorized to issue,

●	subject to our Memorandum of Association, subdivide our authorized and issued common shares into a larger number of common shares then our existing number of common shares, and

●	subject to our Memorandum of Association, consolidate our authorized and issued shares into a smaller number of common shares.

Inspection of books and records

Under BVI Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors and (iv)minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our common shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional common shares

Our Memorandum and Articles of Association authorizes our Board to issue additional common shares from authorized but unissued common shares, to the extent available, from time to time as our Board shall determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Part IX 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares, pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days following the date of shareholders’ approval. These shareholders then have 20 days from the date of the notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without considering any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his common shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, considering without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. BVI law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting common shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the Board and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. The BVI law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by written resolution passed by at least 50 % of the votes of the shareholders of the company. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s Board. BVI law has no comparable statute and our Memorandum and Articles of Association do not expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the Board approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Exchange Listing

We have applied to list our common shares on the NYSE American tier of NYSE under the symbol “LYT.” The closing of this offering is contingent upon the successful listing of our common shares on the NYSE American. If our NYSE American initial listing application is not approved, we will not be able to consummate this offering and will terminate this offering. There is no guarantee or assurance that our common shares will be approved for listing on the NYSE American or any other national exchange.

Stock Transfer Agent

VStock Transfer, LLC is our company’s stock transfer agent. Its address is 18 Lafayette Place, Woodmere, New York 11598 and phone number is (212) 828-8436.

TAX MATTERS

The following sets forth the material BVI, Indian and U.S. federal income tax matters related to an investment in our common shares. It is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not address all possible tax consequences relating to an investment in our common shares.

WE URGE POTENTIAL PURCHASERS OF OUR COMMON SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Indian Taxation

The discussion of Indian income tax below is based on the Income Tax Act, 1961 (the “Tax Act”). The profits are taxable at the corporate level and any dividend distribution is taxable at the shareholder level. Further, the arrangement or transactions entered into is subject to the provisions of General Anti-Avoidance Regulation and Specific Anti-Avoidance Regulations, wherever applicable.

There is no specific participation exemption.

Taxable income

Resident companies are subject to income tax on their worldwide income, including capital gains. A non-resident entity can be regarded as a foreign resident company when the place of effective management (“POEM”) is situated in India. The Finance Minister has issued guidelines on the POEM and the tax implications if the POEM is situated in India.

The corporate tax rate is determined under the Tax Act as under:

Corporate Tax Information
Tax rate

30% general corporate tax rate

25% if turnover is less than INR 4 billion in FY2018/19

22% for domestic company, without special deductions and 0% MAT

15% for domestic manufacture/research company, without special deductions

10% if patent is developed and registered in India

15% Minimum Alternate Tax (MAT) for domestic companies

Surtaxes

0% surcharge (SC) where total income does not exceed INR 10 million

7% SC where total income exceeds INR 10 million but is less than INR 100 million

12% SC where total income exceeds INR 100 million

4% health and education cess (HEC) in all cases

Corporate income is divided into the following heads:

●	income from house property;

●	income from a business or profession;

●	capital gains; and

●	income from other sources, e.g. dividends and other passive income.

The heads of income are mutually exclusive; income that is specifically chargeable under one head may not be charged under another head. For filing the income tax return, a taxpayer must quote the Aadhar number (unique identification number) and permanent account number (tax registration number), unless specifically excluded (such as non-residents and other taxpayers not required to file a tax return).

Different deductibility rules apply to each head of income. The net results of each category are aggregated to obtain total income. Certain allowances (such as for losses and donations) are deducted from total income to derive the taxable total income, to which the tax rates in force are applied.

A dividend is then taxable in the hands of the applicable shareholder. The company distributing the dividend will have to deduct withholding tax on such dividend at a 20% rate, plus applicable surcharge and health cess. The Tax Act incentivizes business transactions undertaken through normal banking channels (other than cash) and prohibits cash receipts (income or not) exceeding INR 200,000 in the aggregate (i) from a person in a day, (ii) in respect of a single transaction, or (iii) in respect of transactions relating to one event or occasion from a person.

Under section 115-O of the Indian Income Tax Act, 1961, distributions of dividends paid by Indian company through March 31, 2020, are subject to a dividend distribution tax (DDT) at an effective rate of 20.56% (inclusive of the applicable surcharge of 12% and health and education cess of 4%). Repatriation of a dividend will not require Reserve Bank of India approval, subject to compliance and certain other conditions being met per the Indian Income Tax Act, 1961. The said provisions of Section 115-O shall not be applicable if the dividend is distributed on or after April 1, 2020. From April 1, 2020, the dividend distributed would now be taxable in the hands of the investors, the domestic companies shall not be liable to pay DDT.

Deductible expenses

In general, an expenditure must satisfy the following criteria in order to be deductible:

●	it must be of a revenue nature rather than of a capital nature;

●	it must be laid out or spent “wholly and exclusively” for purposes of the taxpayer’s business;

●	it must be laid out and spent during the relevant previous year;

●	it must not be incurred in respect of private expenses of the taxpayer;

●	it must not be specifically disallowed or restricted by the tax legislation, or covered by provisions relating to specifically permitted deductions; and

●	it must not be incurred for a purpose that is an offence or is prohibited by law.

The tax legislation also provides for specific deductions in respect of specified types of businesses.

Interest and royalties are generally deductible unless specifically disallowed. Dividends are not deductible expenses. The Tax Act restricts the deductibility of interest to 30% of EBITDA payable by the payer to a non-resident associated enterprise of more than Rs.10 million (approximately $132,000). The payer includes an Indian company and a permanent establishment of a non-resident company. Unabsorbed interest (as restricted pursuant to the above limitation) would be eligible to be carried-forward to the subsequent 8 years for set-off subject to an overall limit of 30% EBITDA. This provision is not applicable to banking and insurance businesses.

Capital gains

Broadly, gains from the disposal of capital assets are subject to tax. The tax treatment depends on the type of asset and the period for which the asset was held. A gain is classified as a long-term capital gain if the underlying asset was held for more than 3 years (more than 1 year, for listed shares as well as for certain units and bonds). The cost of assets resulting in long-term capital gains is indexed (increased) in accordance with the official inflation index. However, the Tax Act reduces the period of holding of unlisted shares and land/building from 36 months to 24 months for the purpose of determining a long-term capital asset.

The Tax Act clarifies that, for conversion of preference shares to equity shares, the period of holding of the said equity shares would include the period of holding as preference shares and the cost of acquisition of the said equity shares would be the cost of the preference shares.

Some long-term capital gains are exempt if reinvested in specified assets. A special regime may apply to assets acquired before specific dates.

The tax rate applicable to long-term capital gains derived by domestic companies from the disposal of assets (except for listed securities) is 20% with cost indexation benefit and for listed shares (above Rs.100,000) is 10% without cost indexation benefit.

Short-term capital gains derived by domestic companies from the disposal of assets (other than securities) are taxed at the normal income tax rate of 30% and 15% in case of listed shares.

ITA provides for taxation of gifts in the hands of the recipient if any asset is transferred for inadequate or nil consideration, subject to specified exceptions.

Withholding taxes

Some withholding tax rates are set by the annual Finance Acts, while other rates which apply to specific types of income are set out in the tax legislation.

The surcharge and education cess apply to the withheld taxes described below.

Dividends

On distribution, a dividend is subject to withholding tax at 10% if the payment is to a resident and 20%, if the payment is to a non-resident, unless the benefit of a tax treaty is available to that non-resident.

Buy back distribution tax

Where a shareholder or holder of specified securities in a company receives consideration from the company in respect of a purchase by the company of its own shares or other specified securities held by that person, the difference between the acquisition cost and the consideration received is deemed to be a capital gain of that person in the income year in which the shares are purchased by the company and taxable at 20% tax rate. The shareholders are not exempt from tax.

BVI Taxation

The company and all distributions, interest and other amounts paid by the company in respect of the common shares of the company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any common shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the common shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its shareholders.

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares as of the date hereof. This discussion applies only to U.S. Holders (as defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States,

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The following does not represent a detailed description of the U.S. federal income tax consequences applicable to any particular investor or to persons subject to special tax treatment under the U.S. federal income tax laws, such as:

●	banks,

●	financial institutions,

●	insurance companies,

●	regulated investment companies,

●	real estate investment trusts,

●	broker-dealers,

●	traders that elect to mark to market,

●	U.S. expatriates,

●	tax-exempt entities,

●	persons liable for alternative minimum tax,

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction or constructive sale,

●	persons that actually or constructively own 10% or more of our stock by vote or value,

●	persons required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an “applicable financial statement” (as defined by the Code),

●	persons who acquired our common shares pursuant to the exercise of any employee common share option or otherwise as consideration for services, or

●	persons holding our common shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners of a partnership holding common shares should consult their tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to a prospective purchaser in light of his, her or its particular circumstances and does not address the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes, or the effects of any state, local or non-U.S. tax laws. Prospective purchasers are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date actually or constructively received by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if the dividends are paid on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the common shares (which we will apply to list on the NYSE American) will be readily tradable on an established securities market in the United States once they are so listed. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

In addition, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under “Tax Matters — Passive Foreign Investment Company” below, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

A U.S. Holder may be subject to withholding taxes on dividends paid on our common shares. Subject to certain conditions and limitations (including a minimum holding period requirement), any withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Dispositions of Common Shares

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the amount realized (in U.S. dollars) for the common shares and your tax basis (in U.S. dollars) in the common shares. Subject to the passive foreign investment company rules discussed below, such gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value of our assets (based on an average of the quarterly values of our assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The determination of whether we are a PFIC is made annually after the close of each taxable year. As a result, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. In particular, because we have valued our goodwill based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold common shares, you will generally continue to be subject to the special rules described below for all succeeding years during which you hold common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you may avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your common shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to such years cannot be offset by any net operating losses for such years, and gains realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the special tax rules discussed above. If you make an effective mark-to-market election for the common shares, for each taxable year that we are a PFIC you will include in income an amount equal to the excess, if any, of the fair market value of the common shares as of the close of the taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of your adjusted basis in the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of the net amount previously included in income as a result of the mark-to-market election. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net amount of previously included income as a result of the mark-to-market election. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), which includes the NYSE American. If the common shares are regularly traded on the NYSE American and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC. However, there can be no assurance that the common shares will be traded in sufficient volumes to be considered “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on a qualified exchange or other market, or the service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to avoid the special tax rules discussed above. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If we are a PFIC for any taxable year during which you hold common shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If you hold common shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or other disposition of our common shares that are paid to you within the United States (and in certain cases, outside the United States) will be subject to information reporting to the U.S. Internal Revenue Service, unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend or interest income.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, BVI companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CCS Global Solutions, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by Pandya Juris LLP, our counsel as to India law, that the United States and the India do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically be enforceable in India, but will have to follow the procedure under the Civil Procedure Code of India.

We have been advised by McW Todman & Co., our counsel as to BVI law, that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically be enforceable in the BVI.

UNDERWRITING

is acting as the representative of the underwriters in this offering. We intend to enter into an underwriting agreement dated            , 2025 with the representative. Subject to the terms and conditions of the underwriting agreement, we intend to sell to the underwriters named below and the underwriters named below intend to severally purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the following respective number of common shares.

Underwriter	Common Shares

Total

If the underwriters sell more common shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for days from the closing of this offering, to purchase up to additional common shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. Any common shares issued or sold under the option will be issued and sold on the same terms and conditions as the other common shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

●	Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

●	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the Underwriter’s over-allotment option.

●	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the Underwriter’s over-allotment option.

●	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

●	To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

●	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for its own account, may have the effect of preventing or retarding a decline in the market price of the common shares. They may also cause the price of the common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the underwriters):

		Per Share		Total Without Exercise of Over-Allotment Option		Total With Exercise of Over-Allotment Option
Public offering price	$		$		$
Underwriting discounts	$		$		$

We will pay the representative a non-accountable expense allowance equal to      % of the gross proceeds from the offering. We have also agreed to pay the representative a maximum of $       for fees and expenses including “road show,” diligence, and reasonable legal fees and disbursements for the representative’s counsel, of which $       shall be paid in advance of the closing of this offering. Such advance payment will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

In determining the public offering price of the common shares, we and the underwriters consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The estimated public offering price of the common shares set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares offered by this prospectus, or that the shares will trade in the public market at or above the public offering prices.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Over-Allotment Option

We have granted to the underwriter an option to purchase up to          additional common shares (          % of the common shares sold in the offering) at the assumed public offering price less estimated underwriting discounts and commissions. The underwriter may exercise this option in whole or in part at any time within days after the date of the offering. To the extent the underwriter exercises this option, it will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares. The purchase price to be paid per additional common share will be equal to the public offering price of one common share, less the underwriting discount. We will be obligated, pursuant to the option, to sell these additional common shares to the underwriter to the extent the option is exercised. If any additional common shares are purchased, the underwriter will offer the additional common shares on the same terms as those on which the other common shares are being offered hereunder.

Pricing of the Offering

The public offering price of the common shares has been negotiated between us and the underwriters. Among the factors considered in determining the public offering price of the common shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of         days from the effective date of the registration statement of which this prospectus is a part.

In addition, our directors, executive officers and certain holders of more than 5% of our common shares will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of           days from the effective date of the registration statement of which this prospectus is a part, agree not to: (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common shares (including common shares which may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired; (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the foregoing securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise; (3) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares; or (4) publicly disclose the intention to do any of the foregoing.

The lock-up restrictions described in the immediately preceding paragraph do not apply with respect to any transfer:

(i)	as a bona fide gift or gifts,

(ii)	to any trust for the direct or indirect benefit of the holder or the immediate family of the holder,

(iii)	if the holder is a corporation, partnership, limited liability company, trust or other business entity (1) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate of the holder or (2) distributions of our common shares or any security convertible into or exercisable for our common shares to limited partners, limited liability company members or stockholders of the holder,

(iv)	if the holder is a trust, transfers to the beneficiary of such trust,

(v)	by testate succession or intestate succession; or

(vi)	pursuant to the underwriting agreement;

provided, in the case of clauses (i)-(v), that (x) such transfer will not involve a disposition for value, (y) the transferee agrees in writing with the representative to be bound by the terms of a lock-up agreement, and (z) no filing by any party under Section 16(a) of the Exchange Act will be required or will be made voluntarily in connection with such transfer. Furthermore, notwithstanding the foregoing, the holder may transfer common shares in a transaction not involving a public offering or public resale; provided that (x) the transferee agrees in writing with the representative to be bound by the terms of a lock-up agreement, and (y) no filing by any party under Section 16(a) of the Exchange Act is required or is made voluntarily in connection with such transfer.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of common shares to selling group members for sale to their online brokerage account holders. The common shares to be sold pursuant to Internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common shares. Specifically, the underwriters may sell more common shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of common shares available for purchase by the underwriters under option to purchase additional common shares. The underwriters can close out a covered short sale by exercising the option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of common shares compared to the price available under the option to purchase additional shares. The underwriters may also sell common shares in excess of the option to purchase additional common shares, creating a naked short position. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common shares in this offering because the underwriter repurchases those common shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our common shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the NSYE American, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common shares on the NYSE American in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the common shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters are expected to make offers and sales both in and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

BVI

No invitation has been made or will be made, directly or indirectly, to any person in the BVI or to the public in the BVI to purchase the common shares of the company and the common shares are not being offered or sold and may not be offered or sold, directly or indirectly, in the BVI, except as otherwise permitted by the BVI laws. This prospectus does not constitute, and there will not be, an offering of the common shares to any person in the BVI.

India

This prospectus has not been and will not be circulated or distributed in India, and common shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of India except pursuant to applicable laws and regulations of India.

LEGAL MATTERS

The validity of the common shares and certain legal matters relating to the offering as to BVI law will be passed upon for us by McW Todman & Co. Certain matters as to U.S. federal law in connection with this offering will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters relating to the offering as to Indian law will be passed upon for us by Pandya Juris LLP.       ,        , has acted as counsel for the underwriters with respect to this offering.

EXPERTS

The consolidated financial statements as of March 31, 2023 and 2024, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Pipara & Co LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, relating to this offering of securities. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement of which this prospectus forms a part. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, under cover of Reports of Foreign Private Issuer on Form 6-K, material information required to be made public by us or filed by us with and made public by any stock exchange or distributed by us to our shareholders. Such reports and other information filed with the SEC are available to the public over the internet at the SEC’s website at http://www.sec.gov. We also maintain an Internet website at www.lytuscorp.com. We will make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 20-F; our reports on Form 6-K; amendments to these documents; and other information as may be required by the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of and for the Years Ended March 31, 2024 and March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Lytus Technologies Holdings PTV. Ltd. (LYT)

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Lytus Technologies Holdings PTV. Ltd. (LYT) (the “Company”) which comprise the statement of financial position as of March 31, 2024, and 2023, the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, based on our audit, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

For, Pipara & Co LLP (6841)

/s/ Pipara & Co LLP

We have served as the Company’s auditor since 2023

Place: New York, USA

Date: August 15, 2024

This document represents a preliminary version of the audit report. The final audit report will be issued once the signed financial statement is received.

New York Office: 1270, Ave of Americas, Rockfeller Center, FL7, New York – 10020, USA	Corporate Office: “Pipara Corporate House” Near Bandhan Bank Ltd., Netaji Marg, Law Garden, Ahmedabad – 380006	Mumbai Office: #3, 13th floor, Tradelink, ‘E’ Wing, A - Block, Kamala Mills, Senapati Bapat Marg, Lower Parel, Mumbai – 400013	Delhi Office: 1602, Ambadeep Building, KG Marg, Connaught Place New Delhi- 110001	Contact T: +1 (646) 387 - 2034 F: 91 79 40 370376 E: usa@pipara.com naman@pipara.com

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs OF FINANCIAL POSITION

	Note No.	As of March 31, 2024	As of March 31, 2023
		(US$)	(US$)
ASSETS
Current assets
Cash and cash equivalents		$246,377	$311,810
Other financial assets	7	4,222,957	2,529,576
Trade receivables	6	3,682,302	1,831,724
Other current assets	8	1,938,327	1,652,936
Total current assets		10,089,963	6,326,046
Non-current assets
Property and equipment, net	9	10,457,586	9,600,526
Capital work-in-process	9	878,103	794,271
Intangible assets and goodwill, net	10	1,034,184	1,060,228
Intangible assets under development	10	—	11,051
Other non-current financial assets	10A	285,523	275,049
Other non-current assets	10B	8,747,601	8,714,907
Deferred tax assets	5	70,463	103,746
Total non-current assets		21,473,460	20,559,778
Total assets		$31,563,423	$26,885,824
LIABILITIES AND EQUITY
Current Liabilities
Borrowings	11A	$1,728,190	$3,889,131
Trade payables	12	8,430,154	6,802,780
Other financial liabilities	13A	243,655	1,715,060
Employee benefits obligation	13B	209	212
Other current liabilities	14	3,413,025	2,452,190
Current tax liability	5	160,266	399,174
Total current liabilities		13,975,499	15,258,547
Non-current liabilities
Financial Liabilities
Borrowings	11B	769,795	10,185
Other financial liabilities	11C	241,951	321,749
Employee benefits obligations	13B	102,322	72,456
Deferred tax liability	5	494,731	478,359
Total non-current liabilities		1,608,799	882,749
Total liabilities		15,584,298	16,141,296
Commitments and contingencies	15	7,500,000	8,911,022
EQUITY
Equity share capital	6	538,996	375,766
Other equity	16	12,425,098	7,830,284
Equity attributable to equity holders of the Company		12,964,094	8,206,050
Non-controlling interest	16 & 23	3,015,031	2,538,478
Total equity		15,979,125	10,744,528
Total liabilities and equity		$31,563,423	$26,885,824

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

	Note No.	For the year ended March 31, 2024	For the year ended March 31, 2023
		(US$)	(US$)
Revenues:
Revenue from contracts with customers	3	$21,363,775	$19,008,184
Other income	3A	1,639,567	385,145
Total income		23,003,342	19,393,329

Expenses:
Costs of revenue	4	16,762,580	13,884,291
Amortization of intangible assets	10	15,813	16,211
Depreciation	9	910,671	680,013
Legal and professional expenses	4	386,622	833,079
Staffing expenses	4	844,098	633,979
Other operating expenses	4	2,643,948	2,267,265
Total expenses		21,563,732	18,314,838

Finance Income	4	—	19,123
Finance Cost	4	638,957	2,210,404
Profit before income tax		800,653	(1,112,790)
Income tax expense	5	147,479	523,047
(Loss)/profit for the year		$653,174	$(1,635,837)
(Loss)/profit attributable to:
Controlling interest		$287,669	$(2,348,103)
Non-controlling interest		365,505	712,266

Other comprehensive income
Items that will not be reclassified to profit or loss
Reclassification of defined benefit obligation, net of tax		(957)	(1,400)
Items that may be reclassified subsequently to profit or loss
Exchange difference on foreign currency translation of subsidiaries, net of tax		82,351	216,022
Total comprehensive income/(Loss) for the year		$734,568	$(1,421,215)
Total comprehensive income/(Loss) attributable to:
Controlling interest		$258,015	$(2,190,732)
Non-controlling interest		$476,553	$769,517

Basic and diluted earnings per share
Basic (loss)/earning per common share	7	$0.68	$(2.67)
Basic weighted average number of shares outstanding		967,510	613,481
Diluted (loss)/earning per common share	17	$0.68	$(2.67)
Diluted weighted average number of common shares outstanding		967,510	613,481

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Retained earnings	Securities Premium reserve	Employee benefits reclassification	ESOP Trust	Total	Non-controlling interest	Total equity
Balance at March 31, 2022	569,235	$341,541	$(283,077)	$12,148,402			$—	$12,206,866	$1,908	$12,208,774
Adjustments for Modification of Reachnet Agreement (refer note 22)				(14,319,254)				(14,319,254)		(14,319,254)
Restated Balance	569,235	341,541	(283,077)	(2,170,851)			—	(2,112,387)	1,908	(2,110,480)
Derecognition on disposal of a subsidiary – GHSI				—				—	(1,908)	(1,908)
Issue of shares	50,016	30,010			14,224,240			14,254,250		14,254,250
Share warrants exercised	7,025	4,215			71,108			75,323		75,323
Cost of IPO					(1,820,404)			(1,820,404)		(1,820,404)
Profit/(Loss) for the year			—	(2,348,103)				(2,348,103)	712,266	(1,635,837)
Acquired in the business combination (Refer Note 23)			—	—				—	1,768,961	1,768,961
Other comprehensive income for the year			158,085	—		(714)		(157,371)	57,251	214,622
Closing balance as at 31 March, 2023	626,276	375,766	(124,992)	(4,518,954)	12,474,944	(714)	—	8,206,050	2,538,478	10,744,528
Profit/(Loss) for the year			—	287,669			—	287,669	365,505	653,174
Other comprehensive income for the year			(29,164)	—		(489)		(29,654)	111,048	81,394
Issue of Shares to DTC (Refer Note 16)	46,040
Issue of Shares to ESOP Trust (Refer Note )	666,652			(5,720,000)			5,720,000	—		—
Issue of shares common stock – Lenders (Refer Note 16)	481,187	158,809			4,178,524			4,337,333		4,337,333
Issue of shares common stock – Others (Refer Note 16)	2,369	1,421			50,874			52,295		52,295
Issue of shares common stock – Directors (Refer Note 16)	5,000	3,000			107,400			110,400		110,400
Closing balance as at 31 March, 2024	1,827,524	538,996	(154,156)	(9,951,285)	16,811,742	(1,203)	5,720,000	12,964,094	3,015,031	15,979,125

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

CONSOLIDATED statementS of CASH FLOWS

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(loss)/ for the year	$653,174	$(1,635,837)
Adjustment to reconcile (loss)/profit to net cash used in operating activities:
Deferred tax (benefit) / expense	28,241	135,640
Income tax expense	119,238	387,407
Amortization of intangible assets	926,484	696,224

Loss on deconsolidation of subsidiary (refer note 24)	1,000	192,776
Fair value gain on remeasurement of warrant liability	—	(22,766)
Remeasurements of the net defined benefit plans	29,774	30,606
Expected credit loss on trade receivables	72,698	(120,544)
Finance Cost	638,957	2,210,404
Sundry balances written off during the year	11,268	—
Liabilities no longer required written back	(1,635,651)	(360,878)
Finance income	—	(19,123)
Salary/Legal and professional fees (Shares issued)	158,821	—
Change in operating assets and liabilities:
Inventories	—	—
Trade receivable	(1,945,143)	381,946
Other receivable	—	—
Other financial assets	63,121	102,242
Other assets	(564,469)	(730,555)
Trade payable	2,578,248	132,056
Other financial liabilities	(9,161)	(566,378)
Other current liabilities	3,267	255,511
Security Deposits	—	—
Cash flow used in operating activities after working capital changes	1,129,867	1,068,731
Income tax (paid)/refund, net	(243,833)	84,604
Net cash used in operating activities	886,034	1,153,335
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (including intangible assets under development)	(1,936,320)	(10,820,099)
Interest received	—	19,123
Advances for acquisition of network	(1,715,361)	(2,119,038)
Net cash used in investing activities	(3,651,681)	(12,920,014)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short term borrowings from directors - Net	937,807	—
Repayment of 7% secured promissory notes	—	(1,000,000)
Proceeds from short term borrowings - Preferred Convertible Security	1,004,705	—
Proceeds from short term borrowings - Related party	31,214	—
Proceeds from long term borrowings - Bank	1,004,026	—
Repayment of short-term borrowings - Directors Loans	—	518,125
Proceeds on issuance of shares	—	12,509,169
Proceeds from financial institutions (net)	(10,862)	10,449
Interest, commission and other charges paid	(261,660)	(382,341)
Net cash provided by financing activities	2,705,230	11,655,402
Net increase (decrease) in cash and cash equivalents	(60,417)	(111,277)
CASH AND CASH EQUIVALENTS – beginning of period	311,810	8,758
Acquired in Business Combination (refer note 23)	—	432,138
Adjustment for deconsolidation of subsidiary (refer note 24)	(1,000)	(7,608)
Effects of exchange rate changes on cash and cash equivalents	(4,016)	(10,201)
CASH AND CASH EQUIVALENTS – end of period	$246,377	$311,810

Non-cash transactions:
Shares issued to the suppliers, directors and other for the services	1,62,695
Share issued against repayment of:
Senior convertible Notes	3,333,333
Preferred convertible Security	1,004,000
Transactions with Lytus Inc for the investments in Lytus Inc for CCD and Lytus Inc to Lytus India is squared off due to option agreement.	1,35,000
Shares issued to ESOP trust

The accompanying notes are an integral part of the consolidated financial statements

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Lytus Technologies Holdings PTV. Ltd. (Reg. No. 2033207) (“Lytus Tech” or the “Company”) was incorporated on March 16, 2020 (date of inception) under the laws of the British Virgin Islands (BVI). On March 19, 2020, Lytus Tech acquired a wholly owned subsidiary in India, Lytus Technologies Private Limited (CIN U22100MH2008PTC182085) (“Lytus India”), on April 1, 2022, it acquired a majority shareholding (51%) in an Indian company, Sri Sai cable and Broadband Private Limited (CIN U74999TG2018PTC124509) (“Sri Sai” or “SSC”) and on January 1, 2023, it acquired a wholly owned subsidiary in United States, Lytus Technologies Inc3. However, it has been deconsolidated effective April 1, 2023, and on October 30, 2020, it acquired 75% of voting equity interests of Global Health Sciences, Inc3. (“GHSI”). However, it has been deconsolidated effective March 1, 2023.

The Company’s registered office is at 116 Main Street, P.O. Box 3342, Road Town, Tortola British Virgin Islands. The consolidated financial statements comprise financial statements of the Company and its subsidiaries (together referred to as “the Group”).

On June 17, 2022, the Company consummated its initial public offering (“IPO”) on NASDAQ Capital Markets. The Company has listed common shares on the NASDAQ Capital Market under the trading symbol “LYT”.

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The accounting policies used for the preparation of these consolidated financial statements are based upon the application of IFRS 1.D17, which results in assets and liabilities  being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the year ended March 31, 2024 and for the year ended March 31, 2023 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.

The functional and reporting currency of the Company and Group is “INR” and “USD”, respectively and all amounts, are rounded with two decimals, unless otherwise stated. The consolidated financial statements have been prepared under the historical cost convention.

3	“The Company has deconsolidated two companies GHSI and Lytus Inc. during the period ending March 1, 2023 and 1 April 2023, respectively. Refer to note 24.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Basis of Consolidation

The subsidiaries considered in the preparation of these consolidated financial statements are:

	% Shareholding and Voting Power
Name of Subsidiary	Country of Incorporation	As of March 31, 2024	As of March 31, 2023
Lytus Technologies Private Limited	India	100%	100%
Sri Sai Cable and Broadband Private Limited	India	51%	51%
Lytus Technologies Inc.	United States	—	100%

Note: On June 18, 2022, Share Transfer Agreement was entered into in respect of the shares of Lytus Health. On February 27, 2023, the Board has approved the pending fiscal integration and control of Lytus Health with effect from January 1, 2023 and as of March 31, 2023, the Company owns 100% of the equity interest of Lytus Health. On January 1, 2023, the Company acquired 1,000 common shares of Lytus Health for an aggregate price of $1,000 ($1 per share). As of March 31, 2023, the Company owns 100% of the outstanding equity of Lytus Health. Lytus Health is incorporated in Delaware and has no operations at present; however, it has been deconsolidated effective April 1, 2023.

These consolidated financial statements are prepared in accordance with IFRS 10 “Consolidated Financial Statements”.

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the relevant activities that affect the Company’s returns and exposure or rights to variable returns from the entity. Subsidiaries are consolidated from the date of their acquisition, being the date on which the group obtains control, and continue to be consolidated until the date that such control ceases.

The consolidated financial statements of the Company and its subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses. Intra-group balances and transactions and any unrealized profits or losses arising from intra group transaction, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests (NCI) in the net assets of consolidated subsidiaries are identified separately from the Group’s equity. Non-controlling interests consist of the amount of those interests at the date of the acquisition and the non-controlling shareholders’ share of changes in equity since the date of the acquisition.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2.

Recent accounting standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

●	Amendments to IFRS 16 Lease Liability in a sale and Leaseback *

●	Amendments to IAS 1 Non-current Liabilities with Covenants *

●	Amendments to IAS 1 Classification of Liabilities *

●	Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements *

●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates **

●	IFRS 18 – Presentation and Disclosures in Financial Statements ***

*	Effective for annual periods beginning on or after January 1, 2024.

**	Effective for annual periods beginning on or after January 1, 2025.

***	Effective for annual periods beginning on or after January 1, 2027

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

IFRS 16 – Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 1 – Non-current Liabilities with Covenants

In October 2022, IASB issued ‘Non-current Liabilities with Covenants (Amendments to IAS 1)’ to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The Group does not expect the amendments to have any significant impact on its classification of non-current liabilities in its statement of financial position.

IAS 1 – Classification of Liabilities

In January 2020, IASB issued the final amendments in Classification of Liabilities as Current or Non-Current, which affect only the presentation of liabilities in the statement of financial position. They clarify that classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months. The classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. They make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The Group does not expect the amendments to have any significant impact on its presentation of liabilities in its statement of financial position.

IAS 1 – Disclosure of Accounting Policies

In February 2021, IASB issued ‘Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)’ which is intended to help entities in deciding which accounting policies to disclose in their financial statements. The amendments to IAS 1 require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 8 – Definition of Accounting Estimates

In February 2021, IASB issued ‘Definition of Accounting Estimates (Amendments to IAS 8)’ to help entities to distinguish between accounting policies and accounting estimates. The definition of a change in accounting estimates has been replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 12 – Income Taxes

In May 2021, IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Group does not expect this amendment to have any significant impact in its financial statements.

The IASB has issued the amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. The effective date of the amendments has yet to be set by the Board. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 16 for the proceeds before intended use. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 37 for cost of fulfilling a contract. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

IAS 7 and IFRS 7 — Supplier Finance Arrangements

In May 2023, the IASB issued ’Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)’ which require an entity to provide additional disclosures about supplier finance arrangements. Solely credit enhancements for the entity or instruments used by the entity to settle their dues, are not supplier finance arrangements. Entity will have to disclose information that enables users of financial statements to assess how these arrangements affect its liabilities and cash flows and to understand their effect on an its exposure to liquidity risk and how it might be affected if the arrangements were no longer available to it. The Group does not expect the amendments to have any significant impact on its presentation of liabilities.

IAS 21 — The Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ to provide guidance to specify which exchange rate to use when the currency is not exchangeable. An entity must estimate the spot exchange rate as the rate that would have applied to an orderly transaction between market participants at the measurement date and that would faithfully reflect the economic conditions prevailing. The Group does not expect this amendment to have any significant impact in its financial statements.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of comprehensive income.

Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of India (INR) which is the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in United States dollars.

Transactions and balances

Foreign currency transactions are translated into the presentation currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as of fair value through other comprehensive income are recognized in other comprehensive income.

Financial Instruments

Financial Assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Impairment

The Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Company measures the expected credit loss associated with its trade receivables based on historical trend, industry practices and the business environment in which the entity operates or any other appropriate basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Financial Liabilities

Initial Recognition and Measurement

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group financial liabilities include trade and other payables, loans, and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

Financial liabilities at amortized cost:

After initial measurement, such financial liabilities are subsequently measured at amortized cost using the effective interest rate (EIR) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the Statement of Profit and Loss.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the Statement of Profit and Loss over the period of the borrowings using the EIR method.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Financial Guarantee Obligations

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations. Where guarantees in relation to loans or other payables of subsidiaries, joint ventures or associates are provided for no compensation, the fair values as of the date of transition are accounted for as contributions and recognized as part of the cost of the equity investment.

Share Warrant Liability

The share warrants can be accounted as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 - Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement.  Share warrants are accounted for as a derivative in accordance with IFRS 9 – Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative.  Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash.  The Company will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recognised in the consolidated statements of profit or loss and other comprehensive income.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial Liability

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

As of March 31, 2024 and March 31, 2023, the Group had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Group recognizes interest and penalties related to significant uncertain income tax positions in other expense. There were no such interest and penalties incurred for the period ended March 31, 2024 and for the year ended March 31, 2023.

Under section 115-O of the Indian Income Tax Act, 1961, distribution of dividends, paid by Indian company until March 31, 2020 is subject to dividend distribution tax (DDT) at an effective rate of 20.56% (inclusive of the applicable surcharge of 12% and health and education cess of 4%). Repatriation of dividend will not require Reserve Bank of India approval, subject to compliance and certain other conditions met per the Indian Income Tax Act, 1961. The said provisions of Section 115-O shall not be applicable if the dividend is distributed on or after April 1, 2020. From April 1, 2020, the dividend distributed would now be taxable in the hands of the investors, the domestic companies shall not be liable to pay DDT.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Property and Equipment

Property and Equipment assets are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the Statement of Profit or Loss during the reporting period in which they are incurred.

Capital work in progress (CWIP) includes cost of property and equipment under installation/under development, as of balance sheet date. All project related expenditures related to civil works, machinery under erection, construction and erection materials, preoperative expenditure incidental/attributable to the construction of projects, borrowing cost incurred prior to the date of commercial operations and trial run expenditure are shown under CWIP. Property and Equipment are derecognized from the financial statements, either on disposal or when retired from active use. Gains and losses on disposal or retirement of Property and Equipment are determined by comparing proceeds with carrying amount. These are recognized in the Statement of Profit or Loss.

Depreciation methods, estimated useful lives and residual value

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the written down method over their estimated useful lives and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Buildings	40 years
Property and equipment	3-15 years
Fixtures and fittings	5-10 years
Office equipments	5-10 years
Plant and Machinery	5-10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in the consolidated statements of profit or loss and other comprehensive income when incurred.

Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible Assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial Rights	5-10 years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: [IAS 38.21]

a. it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b. the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. [IAS 38.22] The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. [IAS 38.33]

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Revenue

Revenue is recognized based on the transfer of services to a customer for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of consideration received or receivable taking into account the amount of discounts, rebates, outgoing taxes on sales.

To determine whether to recognize revenue, the Group follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied

Further information about each source of revenue from contracts with customers and the criteria for recognition follows.

Subscription revenues

Subscription income includes subscription from subscribers. Revenue is recognized upon completion of services based on underlying subscription plan or agreements with the subscribers. Invoice for subscription revenue is raised on a monthly basis. These services are consumed by the client and their members in accordance with the service programs selected by the client included in the client services agreements.

Client service agreements are renewed on an annual bass and can be terminated based upon terms specified in the agreements.

Carriage/Placement/Marketing Incentive revenues

Carriage/Placement/Marketing Incentive fees are recognized upon completion of services based on agreements with the broadcasters.

Advertising revenues

Advertisement income is recognized when relevant advertisements are telecasted.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Goods and Service Tax on all income

The Company collects Goods and Service Tax (GST) on behalf of the government and, therefore, it is not an economic benefit flowing to the Company. Hence, it is excluded from revenue.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed, broadcaster/subscription fees and leaseline charges. Costs of revenue are recognized when incurred and have been classified according to their primary function.

Other operating expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance cost.

Deferred Offering Costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. We have listed our equity stock on June 17, 2022 and have charged deferred offering costs of $34,165 for the year ended March 31, 2023. There is no deferring offering costs for the year ended March 31, 2024.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Issued Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividend distributions to the Group’s shareholders are recognized as a liability in the financial statements in the period in which the dividends are approved.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the controlling interest, excluding any costs of servicing equity other than common shares, by the weighted average number of common shares outstanding during the financial year, adjusted for bonus elements in common shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential common shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential common shares.

Trade and other receivable

Assessment as to whether the trade receivables: When measuring Expected Credit Loss (ECL) of receivables the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segments.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the year ended March 31, 2024 and March 31, 2023.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 on Financial Instruments on page F-11 – F-13 for additional discussion on FVTPL and FVOCI.

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables are impaired

When measuring Expected Credit Loss (ECL) of receivables the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS (cont.)

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS

Revenue from contract with customers consist of the following for the year ended March 31, 2024 and for the year ended March 31, 2023:

Disaggregated revenue information	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Types of services:
Subscription Income	$14,955,197	$13,930,887
Carriage/placement fees	5,410,248	3,406,204
Advertisement Income	556,582	1,413,553
Device activation fees	151,960	257,540
Fiber use revenue	289,788	—
Total revenue from customers	$21,363,775	$19,008,184
Timing of revenue recognition
Product transferred at point in time	—	—
Services transferred over time	$21,363,775	$19,008,184
Total	$21,363,775	$19,008,184

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOERS (cont.)

Contract balances:

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Receivables, which are included in ‘trade receivables	$3,682,302	$1,831,724

Performance obligations:

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

The Company has modified its earlier arrangement with its erstwhile partner and has simultaneously acquired controlling stake in Sri Sai, vide the modification agreement and the share purchase agreement. The modification effective date is April 1, 2022, and the acquisition effective date is also April 1, 2022. Refer to Note 22 for details on the modification. In pursuant with the modification agreement, the Company has acquired Sri Sai, an active MSO licensed company performing obligations as provided in the customer contracts and providing distinct telecast/streaming services to its subscribers.

For the year ended March 31, 2024, and March 31, 2023, the revenue from operational activity is recorded as Revenue from Contract with Customers, as per the IFRS 15. The five steps mentioned in the IFRS 15 is met and satisfied by its business operation of providing streaming cable services to its subscriber base (five steps in IFRS are as under: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when the entity satisfies a performance obligation).

NOTE 3A — OTHER INCOME

Other income	For the year ended March 31, 2024	For the year ended March 31, 2023
Fair value gain on warrant liability	—	22,766
Miscellaneous income	3,916	1,501
Liabilities no longer required written back	1,635,651	360,878
	1,639,567	385,145

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3A — OTHER INCOME (cont.)

Fair value gain on remeasurement of share warrant liability

Since the borrowings have been repaid and the warrants have lapsed post-repayment, there is no fair value gain on remeasurement of share warrant liability for the year ended March 31, 2024.

We have recognized fair value gain on remeasurement to the extent of $22,766 for the year ended March 31, 2023.

The outstanding warrants were recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of operations.

Liabilities no longer required written back

Since the borrowings have been repaid and the warrants have lapsed post-repayment, we have recognized as provision for liabilities no longer required written back of $1,585,730 in respect of warrants obligation no longer required for the year ended March 31, 2024. Further, provision for staff costs and borrowings no longer required of $49,921 for the year ended March 31, 2024 is written back.

Liabilities no longer required written back for the year ended March 31, 2023 includes provision for staff costs no longer required of $360,878.

NOTE 4 — EXPENSES

Expenses consist of the following for the year ended March 31, 2024, and March 31, 2023:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Cost of revenue	$16,762,580	$13,884,291
Amortization of intangible assets	15,813	16,211
Depreciation	910,671	680,013
Legal and professional expenses	386,622	833,079
Staffing expense	844,098	633,979
Other operating expenses	2,643,948	2,267,265
Total expenses	$21,563,732	$18,314,838

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(In USD)	(In USD)
Cost of revenue consists of :
Cost of materials consumed	—	—
Broadcaster/subscription Fees	15,454,840	12,715,217
Lease line/bandwidth charges	1,225,922	1,091,700
Carriage fees	1,658	—
Cable hardware & networking Exp.	78,157	28,129
Ham charges	—	3,156
Activation installation costs	—	37,217
Programming expenses	2,003	8,872
	$16,762,580	$13,884,291

During the year ending March 31, 2024, the Company has recorded costs of revenue of $16,762,580 relating to the business of Sri Sai, a licensed Multi System Operator in the business of telecasting/streaming of broadcast channels to subscribers for a subscription charge.

During the year ending March 31, 2023, the Company has recorded costs of revenue of $13,884,291 relating to the business of Sri Sai, a licensed Multi System Operator in the business of telecasting/streaming of broadcast channels to subscribers for a subscription charge.

	For the year ended March 31, 2024	For the year ended 31 March 2023
	(US$)	(US$)
Legal and professional expenses consist of :
Audit fees	$119,525	$144,747
Legal and professional fees	267,097	688,332
Total expenses	$386,622	$833,079

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Staffing expenses consists of:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Salaries, wages and bonus	$775,319	$555,591
Contribution to a gratuity fund	29,774	30,606
EPF, ESIC and labour welfare fund	19,719	34,738
Staff welfare expenses	19,286	13,044
Total expenses	$844,098	$633,979

Staff costs include salary paid to the various operations and administrative persons and director of the subsidiaries.

The Group provides for gratuity for employees in India as per the Payment of Gratuity Act, 1972. Employees who are in continuous service for a period of 5 years are eligible for gratuity. The amount of gratuity payable on retirement/termination is the employees last drawn basic salary per month computed proportionately for 15 days salary multiplied for the number of years of service. For the funded plan the group makes contributions to recognized funds in India. The group does not fully fund the liability and maintains a target level of funding to be maintained over a period of time based on estimations of expected gratuity payments.

Details of other operating expenses:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Electricity charges	$59,821	$59,036
Repair & maintenance expenses	179,592	129,987
Business promotion expenses	30,096	3,508
Operating lease rentals	17,579	15,327
Regulatory expenses	43,551	69,929
Conveyance & Traveling expenses	28,434	112,111
Security charges	12,653	5,150
Commission charges	1,621,014	1,465,012
Credit Loss allowances	72,698	(120,544)
Loss on disposal of a subsidiary	1,000	192,776
Other operating expenses	577,510	334,973
Total other expenses	$2,643,948	$2,267,265

We had retained Skyline Corporate Communications Group, LLC for our capital markets, financial and public relations advisory services. The Company could not make payments under the contract, as the client did not comply with the mandatory regulatory requirements. The client has approach for arbitration. On April 11, 2023, the arbitrator has awarded final damages in favor of Skyline of $130,000 plus legal and other incidental expenses, aggregating to $260,000.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Details of Finance and other income

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Interest on income tax refund	$—	$19,123
Total	$—	$19,123

Details of Finance and other costs

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Interest on bank overdrafts, loans and other financial liabilities	$346,465	$328,449
Interest on lease liabilities	$42,850	$21,845
Commission and other borrowings	232,911	122,000
Collection charges	15,715	125,930
Foreign exchange losses on borrowings	—	—
Share warrant expenses	—	1,607,791
Other costs - interest on tax payables	1,016	4,389
	638,957	2,210,404

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Total borrowing costs	$638,957	$2,210,404
Less: amounts included in the cost of qualifying assets	$—	$—
	638,957	2,210,404

The Company has reclassified the share warrant expenses as finance costs in respect of bridge financing obtained during the year ending March 31, 2023.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX

Income tax consist of the following for the year ended March 31, 2024:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Current tax expenses	$119,238	$387,407
Deferred tax (benefit) / expense	28,241	135,640
Income tax expense	$147,479	$523,047

Consolidated statement of comprehensive income

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Deferred tax related to item charged directly to equity:
Net loss/(gain) on translations of foreign subsidiaries	$(27,701)	$(72,663)
Total	$(27,701)	$(72,663)

Deferred tax related to the translations of foreign operations consists of Lytus Technologies Private Limited and Sri Sai from INR to USD have been calculated at the rate of the jurisdiction in which a subsidiary situated i.e. in India (at the rate of 25.17% for the years ended March 31, 2024 and 2023, respectively).

Accounting for Income Taxes

British Virgin Islands

Under the current laws of BVI, Lytus Technology Holdings Ptv. Ltd. is not subject to tax on income or capital gains. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX (cont.)

India (subsidiary in India)

Income tax expense represents the sum of the current tax and deferred tax.

The charge for current tax is based on the result for the period adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Current and deferred tax is recognized in the income statement unless the item to which the tax relates was recognized outside the income statement being other comprehensive income or equity. The tax associated with such an item is also recognized in other comprehensive income or equity respectively.

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Accounting profit before tax	$800,653	$(1,112,790)
Less: Net profit/(loss) of the Lytus BVI and non-taxable loss / (profit) of GHSI	114,296	(3,134,953)
Net Accounting profit	686,357	2,022,163
At Indian statutory income tax rate of 25.17%	224,878	508,979
Accelerated tax depreciation	(131,667)	(139,328)
Others mainly timing differences	19,728	8,038
Exchange differences	6,299	(9,718)
Current income tax expense reported on consolidated statements of profit or loss and other comprehensive income	$119,238	387,407

Reflected in the financial statement of financial position as follows:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Opening balance	$399,174	3,305,308
Acquired in business combination	—	121,319
Current income tax accrual	119,238	$387,407
Adjustment on account of modification	—	(3,399,850)
Exchange rate difference	(3,565)	(15,010)
Taxes paid/adjustments	(354,581)	—
Closing balance of current income taxes payables	$160,266	$399,174

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX (cont.)

Deferred tax

Deferred tax relates to the following temporary differences:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Deferred tax assets
Temporary timing differences	$70,463	$(22,878)
Foreign currency translations of foreign subsidiary	—	126,624
Total deferred tax assets	$70,463	$103,746
Deferred tax liabilities
Accelerated depreciation on tangible and intangible assets	$498,112	$1,625,271
Acquired in business combination	—	295,177
Temporary differences	—	9,929
On translations of foreign subsidiary operations	3,381	72,663
Reversed in deconsolidation/Modification of contracts	—	(1,533,644)
Exchange rate difference	—	(8,963)
Total deferred tax liabilities	$494,731	$478,359

Reconciliation of deferred tax (liabilities)/asset net:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Opening balance	$(374,613)	$(1,407,020)
Tax expense during the period recognised in profit & loss	(131,677)	(135,640)
Exchange rate difference	(6,134)	(37,613)
Tax expenses during the period recognised in other comprehensive income	39,771	(72,663)
Temporary timing differences	31,066	(9,929)
Reversed on deconsolidation of a subsidiary	(146,715)	(1,510,767)
Acquired in business combination	—	(295,177)
Total deferred tax (liabilities)/assets net	$(424,268)	$(374,613)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES

Trade receivables consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Receivable from related parties	444,082	352,424
Receivable from others	3,367,494	1,537,132
Less: allowance for doubtful debts (expected credit loss)	(129,274)	(57,832)
Total receivables	$3,682,302	$1,831,724

The average credit period on sales of services is 30 days. No interest is charged on outstanding trade receivables.

The Group always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The Group has recognised a loss allowance of 100% against all receivables over 365 days past due because historical experience has indicated that these receivables are generally not recoverable.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or when the trade receivables are over two years past due, whichever occurs earlier. None of the trade receivables that have been written off is subject to enforcement activities

The following table details the risk profile of trade receivables based on The Group’s provision matrix. As The Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between The Group’s different customer base.

As at March 31, 2024

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Expected loss rate	0.00%	0.00%	0.04%	6.61%	50.00%
Estimated total gross carrying amount at default	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Lifetime ECL	—	—	106	9,137	120,031	129,274

As at March 31, 2023

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Expected loss rate	0.00%	0.00%	0.03%	5.82%	50.00%
Estimated total gross carrying amount at default	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Lifetime ECL	—	—	73	3,642	54,117	57,832

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES (cont.)

The following table shows the movement in lifetime ECL that has been recognized for trade receivables in accordance with the simplified approach set out in IFRS 9.

	Collectively assessed	Individually assessed

Balance as at 31 March 2024	3,811,576	—
Balance as at 31 March 2023	1,889,554	—

NOTE 7 — OTHER CURRENT FINANCIAL ASSETS

Other current financial assets consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Deposits	$300	$305
Advances for network acquisition	3,861,945	2,203240
Loans and advances to related parties	17,539	35,598
Other loans and advances	343,173	290,433
	$4,222,957	$2,529,576

NOTE 8 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Balances with government authorities	$503,171	$507,696
Advance to suppliers	1,063,201	295,601
Advance to staff	3,380	2,972
TDS receivables	368,575	297,764
Advance payment of interest on loans	—	194,445
Advance payment of commission on loans	—	140,000
Other receivables - balance with director	—	214,458
	$1,938,327	$1,652,936

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Description	Rights of use of assets - office premises	Building	Plant and equipment	Furniture and fittings	Vehicles	Office equipment	Computer equipment	Total	Capital work in progress
Gross carrying value
As at March 31, 2022	—	—	—	—	—	—	—	—	—
Additions	461,420.00	—	2,326,888.00	11,802.00	24,396.00	796.00	26,856.00	2,852,158.00	—
Acquisition through business combination	25,111.00	32,006.00	7,349,465.00	—	17,600.00	—	4,200.00	7,428,382.00	794,271.00
As at March 31, 2023	486,531.00	32,006.00	9,676,353.00	11,802.00	41,996.00	796.00	31,056.00	10,280,540.00	794,271.00
Additions	27,323.00	—	1,735,286.00	4,779.00	—	—	342.00	1,767,730.00	—
Adjustments									83,832.00
As at March 31, 2024	513,854.00	32,006.00	11,411,639.00	16,581.00	41,996.00	796.00	31,398.00	12,048,270.00	878,103.00

Accumulated depreciation and impairment loss
As at March 31, 2022	—	—	—	—	—	—	—	—
Charge for the year	50,845.00	462.00	616,304.00	421.00	7,307.00	61.00	4,613.00	680,013.00
As at March 31, 2023	50,845.00	462.00	616,304.00	421.00	7,307.00	61.00	4,613.00	680,013.00
Charge for the year	108,997.00	450.00	787,148.00	1,487.00	5,167.00	158.00	7,264.00	910,671.00
As at March 31, 2024	159,842.00	912.00	1,403,452.00	1,908.00	12,474.00	219.00	11,877.00	1,590,684.00	—

Net block as at March 31, 2023	435,686.00	31,544.00	9,060,049.00	11,381.00	34,689.00	735.00	26,443.00	9,600,527.00	794,271.00
Net block as at March 31, 2024	354,012.00	31,094.00	10,008,187.00	14,673.00	29,522.00	577.00	19,521.00	10,457,586.00	878,103.00

Vehicle of $41,996 as at March 31, 2024 and March 31, 2023 is pledged as security for borrowings

Building of $ 32,006 as at March 31, 2024 is pledge as security borrowings.

*	Refer to Note 23 for acquisition of subsidiary and Note 24 for deconsolidation of a subsidiary.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — INTANGIBLE ASSETS AND GOODWILL

Intangible assets and Goodwill consist of the following:

	Pre-deal					Intangible
	Customers		Commercial			asset under
Description	Acquisition	Goodwill	rights	Software	Total	development
Gross carrying value
As at March 31, 2022	59,216,654	73,008		—	59,289,662	166,587
Additions					—	4,464
Derecognized on ‘disposals of a subsidiary		(68,500)		—	(68,500)
Write off	(59,216,654)				(59,216,654)	160,000
Exchange differences		73,601			73,601
Acquisition through business combination		793,324	339,277	216	1,132,817
As at March 31, 2023	—	736,946	339,277	216	1,076,439	11,051
Write off	—				—	(11,051)
Exchange differences		10,231			10,231	—
As at March 31, 2024	—	726,715	339,277	216	1,066,208	—

Accumulated amortization
As at March 31, 2022	24,030,158	—		—	24,030,158	—
Charge for the year	—	—	16,157	54	16,211
Write off	(24,030,158)				(24,030,158)
As at March 31, 2023	—	—	16,157	54	16,211	—
Charge for the year	—	—	15,760	53	15,813
As at March 31, 2024	—	—	31,917	107	32,024	—

Net block as at March 31, 2023	—	736,946	323,120	162	1,060,228	11,051
Net block as at March 31, 2024	—	726,715	307,360	109	1,034,184	—

Refer to Note 23 for acquisition of subsidiary and Note 24 for deconsolidation of a subsidiary.

NOTE 10A — Other non-current financial assetS

Other non-current financial assets consists of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Deposits	$285,523	$275,049
	$285,523	$275,049

NOTE 10B — Other non-current assets

Other non-current assets consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Capital advances for property, plant and equipment	$8,747,601	8,714,907

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11A — BORROWINGS (CURRENT)

Borrowings consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Secured Borrowings
Vehicle loan from financial institution	$10,044	10,946
Term Loans from a Bank	227,983	—
Unsecured Borrowings
0% Senior Convertible Notes	—	3,333,333
Preferred convertible Security	—	—
Loan from directors	$1,457,840	$532,960
Loan from a related party	$32,323	$1,304
Loan from others	—	10,587
	1,728,190	3,889,131

0% Senior unsecured convertible notes

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). We have repaid the borrowings during the year ending March 31, 2024. The principle has been converted in to 261,012 common shares Refer to Note 16.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). Refer to Note 25.

We have repaid the borrowings during the year ending March 31, 2024. The preferred shares have been converted in to 220,175 common shares. Refer to Note 16.

7% Senior secured promissory note

The Secured Promissory Notes amount is $1,000,000 at a 7% original issue discount. The securities of the note are senior guaranteed by Global Health Sciences, Inc., a Delaware corporation, and secured by a security interest in the assets of Global Health Sciences, Inc. In addition, the Company’s performance of its obligations hereunder is secured by a pledge of the Company’s shares of the common stock of Global Health Sciences, Inc. but are not convertible into the Company’s stock. The senior secured note also contains certain default provisions and is subject to standard covenants such as restrictions on issuing new debt. In conjunction with the note, the Company issued a warrant exercisable into 0.5 million shares with a term of three years and strike price of $10. The Warrants also contain certain antidilution provisions that apply in connection with any stock split, stock dividend, stock combination, recapitalization or similar transactions as well as a potential adjustment to the exercise price based on certain events. The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date at fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of profit or loss and other comprehensive income. We have repaid the borrowings during the year ending March 31, 2024.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11A — BORROWINGS (CURRENT)(cont.)

Loan from directors is interest free and is repayable on demand.

Loans from financial institutions is towards purchased of vehicles which has been kept as security with them. The borrowings are repayable in 36 equal installments and rate of borrowing is 8.5 % p.a.

Loan from a Bank is repayable in 60 months equal installments. Security offered for the Bank term Loan is as under:

Sr No.	Type of Security	Details
1	Primary	Hypothecation of entire current assets of the borrower, both present and future
2	Collateral	Equitable Mortgage of the following properties:
1. Open Land belonging to the Director of the Company
2. Residential property of the Company
3. Residential property belonging to the Director
3	Others	Duly signed standing instruction form with one undated cheque with amount kept blank to be obtained, however “Not exceeding amount << Sanction Loan Amount>> to be written on cheque
4	Guarantor	Personal Guarantee of the Director of the company

NOTE 11B — BORROWINGS (NON-CURRENT)

Borrowings consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Secured Borrowings
Vehicles Loans from Financial Institutions	$—	10,185
Term Loans from a Bank	769,795	—

For security referred not given in current borrowings

NOTE 11C — OTHER NON-CURRENT FINANCIAL LIABILITIES

Other non-current financial liabilities consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Other non-current liabilities
Lease liabilities	$241,951	$321,749
	$241,951	$321,749

NOTE 12 — TRADE PAYABLES

Trade payables consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Trade payables due to related parties	$3,036,901	$2,716,238
Trade payables – others	5,345,807	4,038,790
Employee related payables	47,446	47,752
	$8,430,154	$6,802,780

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES - CURRENT

Other financial liabilities – current consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Lease liabilities	$135,478	$120,981
Liability under option agreement	94,118	—
Share warrants liability	—	1,585,025
Professional fees payable	14,059	9,054
	$243,655	$1,715,060

Share Warrants Liability

For the year ending March 31, 2024, the Company has paid its borrowings and the warrants have lapsed automatically upon repayment. Accordingly, there is no share warrants liability.

For the year ending March 31, 2023

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”).

The Warrants are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the Warrants.

In accordance with IFRS, a contract that will or may be settled other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity fails to meet the definition of equity and must instead be classified as a liability and measured at fair value with changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income loss at each reporting date. The liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants.

The fair value of warrant liability was measured using a Black Scholes Model. The Warrants outstanding and fair value at each of the respective valuation dates are summarized below:

Share Warrant Liability	Warrants Outstanding	Fair Value per shares	Fair Value
		($)	($)
Fair value at initial measurement date Nov 9, 2022	1,754,386	0.62	1,607,791
(Gain) on remeasurement of warrant liability at fair value			(22,766)
Fair value as of March 31, 2023	1,754,386	0.53	1,585,025
Lapsed during the year	(1,754,386)		(1,585,025)
Fair value as of March 31, 2024	-		-

During the year ended March 31, 2023 the Company recorded a gain on change in fair value of warrant liability of 22,766.

The Warrant Liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock price and historical volatility as inputs.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES (cont.)

The fair value of warrant liability was measured using a Black Schole Model. Significant inputs in to the model at the inceptions and reporting period measurement date are follows:

BSM Assumptions	As of Nov 9, 2022	As of March 31, 2023
Current Stock Price (1)	0.95	0.94
Strike Price (1)	0.95	0.94
Time to Maturity (1)	5 years	4.66 years
Dividend Yield (2)	—	—
Historical Volatility (3)	1.85	1.87
Risk Free interest Rate (4)	4.00%	4.42%

(1)	Based on the agreement dated July 1, 2021

(2)	No dividend is declared or paid since inception of the Company

(3)	Based on the Volatility research carried out

(4)	Based on Interest rate for US treasury bonds

Lease

In case of assets taken on lease

The Group has elected not to recognise right to use assets and lease liabilities for short term leases that have lease term of 12 months or less and lease of low value asssets. The Group recognise the lease payments associated with these leases as an expenses on straight line basis over the lease term.

The groupy has taken various residential, office and godown premises under operating lease agreements. These are generally cancellable and are renewable by mutual consent on mutually agreed terms. There are no sublease payments expected to be received under non-cancellable subleases at the balance sheet date and no restriction is imposed by lease arrangements.

Lease payments for the year recognised in the Statement of Profit and Loss: 2024 $17,579 and in 2023 $15,327.

Rights of use of assets – Office premises

The Group recognised a right to use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismentale and remove the undelying asset or to restore the underlying asset or the site on which it is located, less any lease incentive received.

The right to use asset is subsequently depreciated using the straight line method. The estimated useful lives of right of use assets are determined on the same basis as those of property plant and equipment. In addition, the right of use asset is perodically reduced by the impairment losses, if any, adjusted for certain remesurements of the lease liability.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES (cont.)

The lease liability is initially measured at the present value of the lease paymentsthat are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if the rate cannot be readily determined, the Group’s incremental borrowing rate. Generally Group uses incremental borrowing rate as the discount rate.

The lease liability is measured at amortisd cost using the effective interest method.

The Group present right of use asset that do not meet the definaition of investment property in ‘property, plan and equipment and lease liabilities in ‘loans and borrowings’ in the statement of financial position.

For Rights of Use of Office premises movements and amortization refer note 9.

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS

The Company provides for gratuity for employees in India as per the Payment of Gratuity Act, 1972. Employees who are in continuous service for a period of 5 years are eligible for gratuity. The amount of gratuity payable on retirement/termination is the employees last drawn basic salary per month computed proportionately for 15 days salary multiplied for the number of years of service. For the funded plan the group makes contributions to recognised funds in India. The group does not fully fund the liability and maintains a target level of funding to be maintained over a period of time based on estimations of expected gratuity payments.

The weighted average duration of the defined benefit obligation as of March 31, 2024 and March 31, 2023 is 14 years.

The amounts recognized in the Statement of Financial Position and the movements in the net defined benefit obligation over the year are as follows:

(a)	The liabilities recognized in the standalone statement of financial position are:

	As at March 31, 2024	As at March 31, 2023
	( In USD)	( In USD)
Funded Plans
Net value of defined benefit obligations
Current	209	212
Non current	102,322	72,456

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

(b)	The movement in defined benefit obligations for funded and unfunded plans is as follows:

Particulars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2022	44,776	—
Included in profit and loss
Service cost	27,550
Past service credit
Interest cost (income)	3,057
	75,383	—

Included in OCI
Actuarial gain/(loss)	—
Remeasurements
Benefits paid
Gain and loss on settlement
Exchange difference	(2,715)

Employer’s contribution
Benefits payment
As at March 31, 2023	72,668	—

Particulars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2023	72,668	—
Included in profit and loss
Service cost	27,550
Past service credit
Interest cost (income)	3,057
	103,275	—

Included in OCI
Actuarial gain/(loss)	—
Remeasurements
Benefits paid
Gain and loss on settlement
Exchange difference	(744)

Employer’s contribution
Benefits payment
As at March 31, 2023	102,531	—

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

(c)	Plan assets for funded plan are comprised as follows:

Plan assets comprise the following.

Particulars	As at March 31, 2024	As at March 31, 2023
Debt instruments - unquoted
Cash and cash equivalents	—	—
Investment property	—	—
Fixed assets	—	—
Other assets	—	—
	—	—

(d)	Actuarial assumptions

(i)	The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages).

Particulars	As at March 31, 2024	As at March 31, 2023
Discount rate	7.20%	7.50%
Attrition rate	5.00%	5.00%
Future salary growth rate	10.00%	10.00%

(ii)	Assumptions regarding future longevity have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows.

Particulars	As at March 31, 2024	As at March 31, 2023
Longetivity at age of 65 for current members aged above 45
Males	0.258% - 2.406%	0.258% - 2.406%
Females	0.258% - 2.406%	0.258% - 2.406%

Longetivity at age of 65 for current members aged above 45 or below
Males	0.092% - 0.168%	0.092% - 0.168%
Females	0.092% - 0.168%	0.092% - 0.168%

(e)	Sensitivity Analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

Particulars	As at March 31, 2024	As at March 31, 2023
Discount rate (1% movement)	19,925	(18,925)
Attrition rate (1% movement)	13,124	(12,324)
Future salary growth rate (1% movement)	(13,784)	(15,884)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
GST and other tax liabilities	$91,825	$73,248
Cheques receivables / payables (net)	2,008,696	1,437,245
Capital creditors	897,041	799,501
Advances from customers	415,463	142,196
	$3,413,025	$2,452,190

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Commitments and contingencies consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Commitment for capital investment in Sri Sai	$7,500,000	$7,500,000
Other capital commitment	—	1,411,022
	$7,500,000	$8,911,022

Upon modification, the Company has acquired 51% Sri Sai for a consideration of $2.5 million, along with $7.5 million would be payable in phases as capital investment in Sri Sai. The Group has further infused approx. $2 million as capital investment in Sri Sai on July 31, 2024. Further, the capital requirement in Sri Sai has been reduced to $6 million as at July 31, 2024.

The Board has deconsolidated GHSI from March 1, 2023. Accordingly, for the year ending March 31, 2023, the commitment to invest in GHSI is no longer payable for the Company.

As of March 31, 2024, the Company have uncommitted acquisition costs of approx. $1 million.

NOTE 16 — EQUITY

Common shares:

The total number of shares of common shares issued:	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Common shares – par value $ 0.01/0.10 each (Before stock split)	53,899,435	37,576,449
Common shares – par value $ 0.01/0.10 each, with employee incentive plan (Before Stock split)	93,679,260	37,576,449
Common shares – par value $ 0.01/0.10 each, net reverse stock split	1,827,524	626,275

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

Movements in Common Shares:

	Shares	Amount
		(US$)
Balance as of March 31, 2022	$34,154,062	$341,541
Issued during the year	3,000,895	30,008
Share warrants exercised	421,492	4,215
Balance as of March 31, 2023	37,576,449	375,764
Additional issue of common shares	16,102,811	161,029
	53,679,260	536,794
Additional stock issued for employee incentive plan	40,000,000	—
Total issued common shares (Before reverse stock split)	93,679,260	536,794

Total issued common shares (After reverse stock split)[1]	1,607,349	536,794
Additional issue of common shares, after reverse stock split	220,175	2,202
Balance as of March 31, 2024	1,827,524	538,996

1

On February 5, 2024, the Company has announced a reverse stock split of its issued and outstanding ordinary shares, par value $0.01 per share at a ratio of 1-for-60 so that every 60 shares issued is combined to 1 share. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 93,679,260 shares to 1,561,309 shares. Further, the Company issued 46,040 ordinary shares to DTC as part of the reverse stock split, aggregating to 1,607,349 ordinary shares.

On June 3, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”). Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement. Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors. Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

On November 22, 2024, the Company has issued 40,000,000 shares for the purpose of employee incentive plan.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”).

We have repaid the borrowings during the year ending March 31, 2024. The preferred shares have been converted in to 220,175 common shares.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

On August 21, 2023, the Company has additionally issued restricted stock to the following persons:

Name	Nos. of Common Stock
Skyline Corporate Communications Group	10,527
Acorn Management Partners LLC	131,578
Rajeev Kheror, an independent director	150,000
Robert Damante, an independent director	150,000

On June 17, 2022, the Company consummated its initial public offering (“IPO”) on NASDAQ Capital Markets. The Company has listed common shares on the NASDAQ Capital Market under the trading symbol “LYT”. The Company has raised gross proceeds of $12.40 million from initial public offering of 2,609,474 shares at $4.75 per common shares and has raised gross proceeds of $1.86 million from overallotment of 391,421 shares at $4.75 per common shares.

Common Stock

Common stock entitles the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

Equity consists of the following as of 31 March 2024:

As of March 31, 2024
($US)
Common stock – par value $0.01, 93,679,260 (after stock split 1,827,524) shares issued and outstanding	$538,996
Net income available to common shareholders	(9,951,285)
Securities Premium	16,811,742
Translation of foreign subsidiaries, net of tax	(154,156)
Employee benefits reclassification	(1,203)
Lytus Trust – for employee incentive plan	5,720,000
Non-controlling interest	3,015,031
$15,979,125

Equity consists of the following as of 31 March 2023:

As of March 31, 2023
($US)
Common stock – par value $0.01, 34,154,062 (after stock split 626,275) shares issued and outstanding	$375,766
Net income available to common shareholders	(4,518,954)
Securities Premium	12,474,944
Translation of foreign subsidiaries, net of tax	(124,992)
Employee benefits reclassification	(714)
Non-controlling interest	2,538,478
$10,744,528

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

Capital risk management

The Group’s capital management objectives are to ensure the Group’s ability to continue as a going concern as well as to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group monitors capital based on the carrying amount of equity plus its subordinated loan, less cash and cash equivalents as presented on the face of the statement of financial position recognized in other comprehensive income.

The Group manages its capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares. The amounts managed as capital by the Group are summarized as follows:

	As of March 31, 2024	As of March 31, 2023
	($US)	($US)
Non- current borrowings	$(1,011,746)	$(331,934)
Current borrowings	(1,728,190)	$(3,889,131)
Cash and cash equivalents	246,377	311,810
Net debt	$2,493,559	$3,909,255
Total equity	$15,979,125	$10,744,528
Net debt to equity ratio	15.61%	36.38%

On August 21, 2023, the Company has additionally issued restricted stock to the following persons:

Name	Nos. of Common Stock
Skyline Corporate Communications Group	10,527
Acorn Management Partners LLC	131,578
Rajeev Kheror, an independent director	150,000
Robert Damante, an independent director	150,000

NOTE 17 — EARNINGS PER SHARE

Earnings per share consist of the following for the year ended March 31, 2024 and March 31, 2023:

	March 31, 2024	March 31, 2023
	($US)	($US)
(Loss)/Profit for the year available to common shareholders	$653,174	$(1,635,837)
Weighted average number of common shares	967,510	613,481
Par value	$0.01	$0.01
Earnings/(loss) per common share:
Basic earnings/(loss) per common share	$0.68	$(2.67)
Diluted earnings/(loss) per common share	$0.68	$(2.67)

Basic earnings per share (EPS) are computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss applicable to common stock by the weighted average number of common shares outstanding for the period and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of share warrants, convertible debt instruments or other common stock equivalents. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT

Risk management framework

The Group’s activities expose it to market risk, liquidity risk and credit risk. The management has the overall responsibility for the establishment and oversight of the Group’s risk management framework. This note explains the sources of risk which the Group is exposed to and how the Group manages the risk and the related impact in the consolidated financial statements.

Credit risk

Credit risk is the risk that a counterparty fails to discharge its obligation to the Group. The Group’s exposure to credit risk is influenced mainly by cash and cash equivalents, trade receivables and financial assets.

Credit risk management

The Group assesses and manages credit risk based on internal credit rating system. Internal credit rating is performed for each class of financial instruments with different characteristics. The Group assigns the following credit ratings to each class of financial assets based on the assumptions, inputs, and factors specific to the class of financial assets.

The Group provides for expected credit loss based on the following:

Credit rating	Basis of categorization	Provision for expected credit loss
Low credit risk	Cash and cash equivalents, trade receivables, and other financial assets	12 month expected credit loss
Moderate credit risk	Trade receivables and other financial assets	Lifetime expected credit loss, or 12 month expected credit loss
High credit risk	Trade receivables and other financial assets	Lifetime expected credit loss, or fully provided for

With respect of trade receivables, the Company recognizes a provision for lifetime expected credit losses.

Based on business environment in which the Group operates, a default on a financial asset is considered when the counterparty fails to make payments within the agreed time period as per the contract. Loss rates reflecting defaults are based on actual credit loss experience and consideration of differences between current and historical economic conditions.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Assets are written off when there is no reasonable expectation of recovery, such as a debtor declaring bankruptcy, or a litigation decision against the Group. The Group continues to engage with parties whose balances are written off and attempts to enforce repayment. Recoveries made are recognized in the consolidated statement of profit and loss and other comprehensive income.

Credit rating	Basis of categorization	As of 31 March 2024	As of 31 March 2023
Low credit risk	Cash and cash equivalents	$246,377.00	$311,810.00
Low credit risk	Other financial assets	$4,222,957.00	$2,529,576.00
Moderate credit risk	Trade receivables	$3,682,302.00	$1,831,724
Moderate credit risk	Other receivables	$—	$—

Cash & cash equivalents and bank deposits

Credit risk related to cash and cash equivalents and bank deposits is managed by only accepting highly rated banks and diversifying bank deposits and accounts in different banks across the country.

Trade receivables

Credit risk related to trade receivables are mitigated by taking bank guarantees or letters of credit, from customers where credit risk is high. The Group closely monitors the creditworthiness of the debtors through internal systems that are configured to define credit limits of customers, thereby, limiting the credit risk to pre-calculated amounts. The Group assesses increases in credit risk on an ongoing basis for amounts receivable that become past due and default is considered to have occurred when amounts receivable become two year past due. The trade receivable relates to our acquired subsidiary – Sri Sai.

Other financial assets measured at amortized cost

Other financial assets measured at amortized cost includes loans and advances to related parties and employees, security deposits and others. Credit risk related to these other financial assets is managed by monitoring the recoverability of such amounts continuously. The other financial assets (current asset) relates to advances for network acquisition.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Expected credit losses for financial assets other than trade receivables

The Group provides for expected credit losses on loans and advances other than trade receivables by assessing individual financial instruments for expectation of any credit losses. Since the Group deals with only high-rated banks and financial institutions, credit risk in respect of cash and cash equivalents, other bank balances and bank deposits is evaluated as very low. With respect to loans, comprising of security deposits, credit risk is considered low because the Group is in possession of the underlying asset. However, with respect to related parties, credit risk is evaluated based on credit worthiness of those parties and loss allowance is measured as lifetime expected credit losses. With respect to other financial assets, credit risk is evaluated based on the Group’s knowledge of the credit worthiness of those parties and loss allowance is measured as lifetime expected credit losses. The Group does not have any expected loss-based impairment recognized on such assets considering their low credit risk nature, though incurred loss provisions are disclosed under each sub-category of such financial assets.

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2024
Cash and cash equivalents	$246,377.00	0.00%	—	$246,377.00
Other financial assets	$4,222,957.00	0.00%	—	$4,222,957.00

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2023
Cash and cash equivalents	$311,810	0.00%	—	$311,810
Other financial assets	$2,529,576	0.00%	—	$2,529,576

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Expected credit loss for trade receivables under simplified approach

The Group recognizes lifetime expected credit losses on trade and other receivables using a simplified approach, wherein the Group has defined percentage of provision by analyzing historical trend of default relevant to each category of customer based on the criteria defined above and such provision percentage determined have been considered to recognize lifetime expected credit losses on trade receivables (other than those where default criteria are met).

As at March 31, 2024

Ageing	Not past due &<30	31 – 90	90 – 180	180 – 365	>365	Total
Gross carrying amount	3,811,576.00	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.04%	6.61%	50.00%
Estimated total gross carrying amount at default	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Lifetime ECL	—	—	106.00	9,137.00	120,031.00	129,274

As at March 31, 2023

Ageing	Not past due &<30	31 – 90	90 – 180	180 – 365	>365	Total
Gross carrying amount	1,889,556	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.03%	5.82%	50.00%
Estimated total gross carrying amount at default	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Lifetime ECL	0.01	0.10	73.16	3,641.53	54,116.20	57,831

Movement of allowance for trade receivables

(USD) As at March 31, 2022
Acquired in business combination	190,549.00
Gain recognised/(reversed) during the year	(120,544.00)
Exchange gain	12,174.00
Amounts written off
As at March 31, 2023	57,831.00
Acquired in business combination	—
Gain recognised/(reversed) during the year	72,698.00
Exchange gain	—
Amounts written off
As at March 31, 2024	(1,255.00)
129,274.00

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due. The Group manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business. Long-term liquidity needs for a 180-day and a 360-day lookout period are identified monthly.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Management monitors rolling forecasts of the liquidity position and cash and cash equivalents based on expected cash flows. The Group considers the liquidity of the market in which the entity operates.

Contractual Maturities of financial liabilities

The tables below analyze the Group’s financial liabilities based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

As at March 31, 2024

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2024
Borrowings	$1,728,190	—	—	—	$1,728,190
Trade payables	8,430,154	—	—	—	8,430,154
Other financial liabilities	243,655	—	—	—	243,655
Other current liabilities	3,413,025				3,413,025
Total	$13,815,024	$—	$—	$—	$13,815,024

As at March 31, 2023

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2023
Borrowings	$3,889,131	—	—	—	$3,889,131
Trade payables	6,802,780	—	—	—	6,802,780
Other financial liabilities	1,715,060	—	—	—	1,715,060
Other current liabilities	2,452,190				2,452,190
Customer Acquisition Payable	—	—	—	—	—
Total	$14,859,161	$—	$—	$—	$14,859,161

Interest rate risk

The Group’s policy is to minimize interest rate cash flow risk exposures on long-term financing. As at March 31, 2023, the Group is exposed to changes in market interest rates through bank borrowings at variable interest rates. Other borrowings are at fixed interest rates. As such Group does not has any borrowings from outsiders except 0% Senior Convertible Notes which is short term in the nature. The other borrowings are from Directors who are also shareholders. The borrowings from them are short term in the nature interest free and repayable on demand.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FAIR VALUE MEASUREMENTS

Financial assets and liabilities as at March 31, 2024 is as follows:

The carrying amounts and fair values of financial instruments by class are as follows:

As at March 31, 2024	Fair value through profit & loss	Fair value through other comprehensive income	(In USD) Amortised cost
Financial Assets
(i) Investments	—
(ii) Trade receivables	3,682,302.00
(iii) Others financial assets	4,222,957.00
Total	7,905,259.00	—	—

Financial Liabilities
(i) Borrowings			2,497,985.00
(ii) Trade payables	8,430,154.00
(iii) Other financial liabilities	243,655.00
Total	8,673,809.00	—	2,497,985.00

As at March 31, 2023	Fair value through profit & loss	Fair value through other comprehensive income	(In USD) Amortised cost
Financial Assets
(i) Investments	—
(ii) Trade receivables	1,831,724
(iii) Others financial assets	2,529,576
Total	4,361,300	—	—

Financial Liabilities
(i) Borrowings			3,899,316
(ii) Trade payables	6,802,780
(iii) Other financial liabilities	1,715,060
Total	8,517,840	—	3,899,316

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FAIR VALUE MEASUREMENTS (cont.)

Fair value hierarchy

Financial assets and financial liabilities measured at fair value on the balance sheet are categorized into the three levels of fair value hierarchy. The three levels are defined based on the observability of significant inputs to the measurement, as follows:

The different levels of fair value have been defined below:

Level 1: Quoted prices for identical instruments in an active market;

Level 2: Directly (i.e. as prices) or indirectly (i.e. derived from prices) observable market inputs, other than Level 1 inputs; and

Level 3: Inputs which are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a net asset value or valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The share warrants liabilities which are included in other financial liabilities and disclosed at Note No. 13A are carried at fair value and are classified as Level 3 fair value measurements due to the use of significant inputs. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied. There were no share warrant liabilities as of March 31, 2024.

Fair value of instruments measured at amortized cost

Financial liabilities	Carrying value as of 31 March 2024	Fair value as of 31 March 2024
Borrowings	$2,497,985.00	$2,497,985.00

Financial liabilities	Carrying value as of 31 March 2023	Fair value as of 31 March 2023
Borrowings	$3,899,316.00	$3,899,316.00

Management assessed that fair value of cash and cash equivalents, trade receivables, security deposits, loan to related parties, other financial assets, short term borrowings, trade payables and other current financial liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Long-term fixed-rate receivables are evaluated by the Group based on parameters such as interest rates, individual creditworthiness of the customer and other market risk factors. Based on this evaluation, allowances are considered for the expected credit losses of these receivables.

The fair values of the Group’s fixed interest-bearing borrowings are determined by applying discounted cash flows (‘DCF’) method, using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period.

All the other long-term borrowing facilities availed by the Company are variable rate facilities which are subject to changes in underlying Interest rate indices. Further, the credit spread on these facilities are subject to change with changes in Group’s creditworthiness. The management believes that the current rate of interest on these loans are in close approximation from market rates applicable to the Group. Therefore, the management estimates that the fair value of these borrowings are approximate to their respective carrying values.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — RELATED PARTY TRANSACTIONS

Names of related parties and related party relationships:

30	Related party disclosures

A.	Names of related parties and related party relationships

i)	Parties where control exists
Subsidiaries
Lytus Technologies Pvt. Ltd – Wholly owned
Globa Health Sciences, Inc (deconsolidated on March 1, 2023)
Lytus technologies Inc (deconsolidated on April 1, 2023)
Sri Sai Cable and Broadband Private Limited (acquired on April 1, 2022)

B	Key Management Personnel (KMP):

	Dharmesh Pandya	Chief Executive Officer & Managing Director
	Shreyas Shah	Chief Financial Officer & Executive Director
	Jagjit Singh Kohli	Director (resigned on January 19. 2023)
	Robert M. Damante	Independent Director
	Rajeev Kheror	Independent Director
	Parvez M. Master	Director
	Dr. Sanjeiiv Geeta Chaudhary	Independent Director (Removed on July 19, 2023)
	Palle Srinivas	Director (related to Sri Sai)
	Palle Sunitha	Director (related to Sri Sai)

C	Enterprise over which KMP has significant influences

	Achalaa Communication Networks	Partner in the firm (related to Sri Sai)
	Ayyappa Digital Communications	Partner in the firm (related to Sri Sai)
	Bhuvanagiri Digital Communications	Partner in the firm (related to Sri Sai)
	Godavarikhani Digital Communications	Partner in the firm (related to Sri Sai)
	Husnabad Digital Communications	Partner in the firm (related to Sri Sai)
	Jammikunta Digital Communications	Partner in the firm (related to Sri Sai)
	Marriguda Digital Communications	Partner in the firm (related to Sri Sai)
	Sangareddy Digital Communications	Partner in the firm (related to Sri Sai)
	Sircilla Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communications (KNR)	Partner in the firm (related to Sri Sai)
	Sri Sai Digital Communications	Partner in the firm (related to Sri Sai)
	SSC Kamareddy Communications	Partner in the firm (related to Sri Sai)
	Thandpur Digital Communications	Partner in the firm (related to Sri Sai)
	TS Communications	Partner in the firm (related to Sri Sai)
	Vemulawada Digital Communications	Partner in the firm (related to Sri Sai)
	Gayathri Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communication & Internet Pvt Ltd	Partner in the firm (related to Sri Sai)
	SSC Fiber Home Networks Pvt. Ltd	Partner in the firm (related to Sri Sai)
	Achala Media Television Pvt Ltd	Director (related to Sri Sai)
	Sri Sai Cable and Digital Networks Pvt Ltd	Partner in the firm (related to Sri Sai)
	Kings Broadband Pvt Ltd	Director (related to Sri Sai)
	Inygo Digital Networks Private Limited	Director (related to Sri Sai)
	SRI SAI FUTURE SOLUTION PRIVATE LIMITED	Director (related to Sri Sai)
	SSCBPL INYGO DIGITAL NEWORK PRIVATE LIMITED	Director (related to Sri Sai)
	SUBHODAYA DIGITAL ENTERTAINMENT PVT LTD	Director (related to Sri Sai)
	Lytus Technologies Inc	Director

D	Relatives of KMP:

	Palle Vikas	Relative of KMP (related to Sri Sai)
	Palle Vivek	Relative of KMP (related to Sri Sai)
	Nimish Pandya	Relative of KMP (brother of Mr. Dharmesh Pandya)

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

B. Transactions with Subsidiaries and Key Management Personnel:

		Subsidiaries			KMP		Significant influenc Entity-KMP			Relatives of KMP
S. No.	Particulars	March 31, 2024	March 31, 2023		March 31, 2024	March 31, 2023	March 31, 2024		March 31, 2023	March 31, 2024	March 31, 2023
1	Transactions made during the year
2	Subscription income								107,322.00
3	STB Installation charges						61,628		125,071.00
4	Loan taken		3,853,017	*	1,850,313	311.00				124,918
5	Loan write back					10.00
6	Loan Repayment				(912,506)	(19,000.00)				(93,704)
7	Commission expenses						1,047,025		696,746.00
8	Bandwidth charges						24,098		25,245.00
9	Sales/Purchase of materials						1,297		5,111.00
12	Remuneration				285,294	95,644.00				36,103	20,507.00
13	Rent paid/ provided				7,459						6,703.00
16	Interest on loans						212.		218.00
	Issue of Shares		2,501,000	*
	Investment in CCD of Subsidiary		3,853,017	*			135,000	**
17	Investments in shares of subsidiaries		2,501,000	*
18	Reimbursement of expenses				29,266	31,155.00
19	Loans and Advances given		3,853,017	*			135,000	**		0	97,355.00
20	Loans and Advances received back				(214,458)
1	Trade receivable						444,082		352,424.00
2	Trade payable					3,555.00	3,036,901		2,712,683.00
3	Outstanding loan payable		3,853,017	*	1,459,144	544,851.00	3,836,282	**	-	31,019	1,304
4	Outstanding loan receivable		3,853,017	*			3,988,017	**	35,598.00		95,443.00
7	Outstanding receivable					214,458.00	1,354,871		1,083,034.00
9	IPO amount with Lytus Inc Receivable		118,728	*
10	IPO amount of Lytus BVI Payable		118,728	*							20,507.00
11	Options outstanding									94,118

*	Transactions in consolidated financials eliminated as inter-company transactions
**	Transactions eliminated as per Option agreements in respect to the subscription of Compulsorily Convertible Debentures issued by Lytus India

Compensation and benefits to Key Management Personnel would commence upon confirmation by independent compensation committee. The compensation committee is expected to be held on or before September 30, 2024.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 21 — SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Based on the management approach as defined in IFRS 8, the Chief Operating Decision Maker evaluates the Group’s performance based on two segments i.e. Cable Services and Telemedicine Services.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Based on the management approach as defined in IFRS 8, the Chief Operating Decision Maker evaluates the Group’s performance based on only one segment i.e. Cable Services.

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI

The Company has acquired 51% of Sri Sai, as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022 and did not impact the consolidated financial statements as of March 31, 2022 and for the year then ended.

A modification in contract is regarded as a revision to the existing contract:

●	The management discussed the terms and conditions of the new arrangement, (a) that is in continuation of the earlier arrangement, and (b) that has arisen on account of new circumstances, new conditions or new events that differ in substance from those previously occurring.

●	The modification in contract (a) is with the same erstwhile partner, (b) is part of the same arrangement (future subscriber base), (c) adjusts the consideration already paid in the earlier arrangement and (d) the erstwhile partner was instrumental in the acquisition of Sri Sai.

The relevant facts and the agreements are provided as under:

●	On December 6, 2019, the Company purchased the right to subscriber’s connection (present and future) along with the revenue entitlement rights, for a consideration of $59 million from Reachnet (the erstwhile partner). The implementation of the operational system and operational activity were still pending.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont)

●	On July 27, 2022, the Board discussed the independent reviewer report. The independent reviewer observed that the current network requires significant additional investment to maintain and grow the cable subscribers, to match Lytus’s business plan, approximately $18 million to upgrade the infrastructure assets and $4 million to maintain at optimum levels, as per the engineer’s opinion on technology readiness report. The additional investment of $22 million in addition to the initial commitment of $59 million, would make the project unviable and there it was decided by the Board to modify the arrangement.

●	The Board reviewed the modification plan as submitted by the management. On January 17, 2023, our Board approved the Modification Agreement that was signed and executed on December 11, 2022, with the erstwhile partner. The initial term was to acquire subscribers’ connection (present as well as future subscribers’ connections) from the erstwhile partner, whereas under the modified term, the Company would now acquire only the future subscriber’s connection from the erstwhile partner for a consideration of $2.5 million, with additional commitment to invest $7.5 million.

●	Accordingly, the Board approved the Deed of Assignment, executed on December 12, 2022, in respect of investment in Sri Sai, that originally was with the erstwhile partner, based on the earlier Memorandum of Understanding dated April 1, 2022 and the Agreement to Invest in Sri Sai dated August 11, 2022. Both these agreements were linked to the Company’s Agreement to Acquire Customers and it was agreed between the then parties (Sellers of Sri Sai and the erstwhile partner) that the subscriber base of Sri Sai when acquired would be for the benefit of Lytus as required under the original Agreement to Acquire Customers dated December 6, 2019.

●	On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $2.5 million, with additional commitment to invest $7.5 million. Due to regulatory requirements[3], the Company has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

●	Our Board has observed the significant advantage from the above modification with the erstwhile partner, assignment of rights from the erstwhile partner and the last step of acquisition of Sri Sai business.

●	We have extended the original Agreement to Acquire Customers, to acquire nearly 1 million subscribers, with greater control on operational matters. This acquisition of nearly 1 million subscribers would be acquired through the acquisition of the controlling stake in Sri Sai, upon executing in our favor the Deed of Assignment with the erstwhile partner and the Share Purchase Agreement with the sellers of Sri Sai.

●	The Company’s earlier commitment and liability to pay $58.3 million to the erstwhile partner is now modified and suspended. Presently, the Company’s commitment and liability to pay Sri Sai is $7.5 million.

3	The foreign exchange regulatory policy on foreign direct investment provides that an overseas entity can purchase 100% of the equity of a cable company under automatic route, however, “Government approval will be required if infusion of fresh foreign investment beyond 49% in a company not seeking license or permission from sectoral ministry, resulting in change in the ownership pattern or transfer of stake by existing investor to new foreign investor”. The restriction is also applicable to downstream investments (investment by Indian company utilizing Foreign Direct Investments received from an overseas entity). The shares are reserved with the Indian resident lawyer in a fiduciary capacity until the regulatory approvals are obtained or the matter is clarified.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont.)

●	The Company’s accounting policy under earlier arrangement had “other income” for the period ended March 31, 2022. Presently, the Company’s accounting policy under modified arrangement has “Revenue from Contract with Customers” for the year ended March 31, 2023.

●	The Company has greater control of the business affairs of the Sri Sai business. Earlier, the Company had control over the subscribers and its revenue entitlement rights only.

●	The acquisition of the Sri Sai business includes IPTV business. It has higher technology readiness in integration with the Lytus platform services. It is to be noted that Lytus India would directly bill subscribers for any services through Lytus platform.

●	As per IFRS 10.20, a parent shall consolidate financial statements of an investee from the date the investor obtains or gains control of the investee. Upon advice received from the accounting and legal consultant, our Board has determined the effective modification date and the effective acquisition date would be April 1, 2022.

On date April 1, 2022, the Company is stated to have obtained control of the business affairs of Sri Sai, by controlling the Board and the management activities of Sri Sai, with the non-binding purpose and object to acquire Sri Sai at a subsequent date. On 27 March 2023, through multiple agreements between the Company, the erstwhile partner and the sellers of Sri Sai, the Company acquired 51% equity shares of Sri Sai.

The Company obtained control of the business affairs of Sri Sai on April 1, 2022. Hence, the effective date of acquisition shall be determined to be April 1, 2022. The erstwhile partner has mandated the modification of the terms should be on April 1, 2022. Hence, the effective date of modification shall be determined to be April 1, 2022

The adoption of new accounting policy does not constitute a change in accounting policy but an application of the accounting policy to changing facts, circumstances and conditions that differ in substance from those previously occurring. The summarized financial statements as of March 31, 2023 and April 1, 2022, applying the new accounting policy to the contract modification prospectively.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont.)

Extract from Financial Statements	As at April 1, 2022 (Pre-adjustment)	Adjustments	As at April 1, 2022 (Post-adjustment)	As at March 31, 2023
Assets items
Non-current assets
Intangible (Customer Acquisition, net of amortisation)	35,186,496	(35,186,496)	—	—
Deferred tax assets*	537,915	(537,915)	—	—
Current assets
Other receivables	50,939,090	(50,939,090)	—	—
Total of assets	86,663,501	(86,663,501)	—	—
Liabilities Items
Non-current liabilities
Customer Acquisition List Payable, net of current portion	(29,146,665)		—	—
Less: Part Payment made towards Customer Acquisition during the year ended March 31, 2023	(395,209)		—	—
Net of payments during the year ended March 31, 2023	(28,751,456)	28,751,456	—	—
Deferred tax liability*	(2,297,717)	2,297,717

Current liabilities
Other financial liabilities
Interest on tax payable	(845,792)	845,792
Other current liabilities:
CSR expenses payable	(206,619)		—	—
Statutory liabilities*	(7,790,691)	7,997,310	—	—
Customer acquisition payable	(29,146,665)	29,146,665
Current tax liability	(3,305,308)	3,305,308
Total of liabilities	(72,344,247)	72,344,247	—	—
Net balances adjusted		(14,319,254)	—	—
Retained earnings (refer to Consolidated Statement of Changes in Equity)	12,148,403	(14,319,254)	(2,170,851)	4,518,954

*	These balances were as per standalone financial statements of Lytus India

NOTE 23 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMITED

The Group has acquired 51% of Sri Sai (Refer Note 23), as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022.

On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $2.5 million, with additional commitment to invest $7.5 million. Due to regulatory requirements, the Group has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 23 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMITED (cont.)

The Group assumed control in Sri Sai from 1 April 2022 (Refer Note 23). The purchase costs paid under the terms of the executed agreements.

Calculation of Goodwill upon Acquisition	(USD)
Consideration transferred	$2,500,000
Add: Non-controlling interest – 49%	1,768,961
Less: Sri Sai Net Assets	3,610,124
Goodwill	$658,837

With this acquisition, the Group expects to increase its market share in India in Media and Internet Services market. Details of the business combination are as follows:

		(In Us $)
Amount settled in cash		$2,500,000
Proportionate value of Non-controlling interest in Sri Sai		1,768,961
Total		4,268,961

Recognized amounts of identifiable net assets:
Property and equipment	7,428,382
Intangible assets	339,493
Deposits	837,605
Non-current loans and advances	344,818
Trade and other receivables	2,260,797
Cash and cash equivalents	432,138
Deferred tax assets	1,283,882
Other current assets	(295,216)
Borrowings	(11,788)
Other liabilities	(65,115)
Trade and other payables	(8,944,872)
Net identifiable assets and liabilities		3,610,124
Goodwill		$658,837

Non-controlling interest in Sri Sai

The non-controlling interest in Sri Sai is measured at the proportionate value of net assets at the acquisition date.

Goodwill

Goodwill recognized on the acquisition relates to the expected growth, cost synergies and the value of Sri Sai’s workforce which cannot be separately recognized as an intangible asset. This goodwill has been allocated to the Group’s wholesale segment and is not expected to be deductible for tax purposes.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 23 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMITED (cont.)

Changes in Goodwill (Gross Carrying Amount)	(USD)
Balance at 31 March 2022	$—
Acquired through business combination	658,837
Net exchange differences	73,945
Balance at 31 March 2023	$732,782
Acquired through business combination	—
Net exchange differences	(10,174)
Balance at 31 March 2024	$722,608

Sri Sai has contributed to the Group’s revenues by $21,363,772 and profit by $745,955 for the year ended Mach 31, 2024. For the year ended March 31, 2023, it contributed to the Group’s revenue by $19,008,182 and profit by $1,453,631.

The Company has also agreed to infuse capital investment of $7.5 million, by subscribing to Compulsorily Convertible Debentures issued by Sri Sai. The amount would be utilized for expansion of the Sri Sai business and for development of IPTV business.

NOTE 24 — DECONSOLIDATION OF SUBSIDIARY

(a)	LYTUS INC.

The Company has decided to acquire from January 1, 2023 a wholly owned subsidiary in United States, Lytus Technologies Inc. that supports its United States operations. Presently, absent United States operations, the Company has agreed to not to acquire shares of Lytus Technologies Inc., however, it would continue to consolidate balances to the extent it relates to the transactions for or on behalf of the Company.

Loss attributable to the Company on deconsolidation of a Subsidiary:	For the year ended March 31, 2024 ($)
Fair Value Consideration receivable/received	—
Less; Lytus BVI (Groups) share of net assets at disposal
Lytus Inc. share capital at disposal	1,000
Add: Retained earnings at disposal date	—
Total of Net assets at disposal	1,000
Group Share – 100%	1,000
Less Goodwill at acquisition date	—
Total Loss on deconsolidation date	(1,000)

(b)	GHSI

The consolidated financial statements have been prepared based on the books and records maintained by the Group. However, due to non-alignment of the management with respect to the business plan and strategy, due to non-transfer of shares of GHSI (the “Deconsolidated Subsidiary”), the directors of the Company had been unable to obtain control of the business affairs of the Deconsolidated Subsidiary and resolved that the Group no longer had the controlling power to govern the financial and operating policies of the Deconsolidated Subsidiary so as to benefit from their activities, and accordingly the control over the Deconsolidated Subsidiary was deemed to have lost since March 1, 2023.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 24 — DECONSOLIDATION OF SUBSIDIARY (cont.)

Loss attributable to the Company on deconsolidation of a Subsidiary:

Calculation of resulting gain or loss in profit or loss attributable to parent in a consolidated accountsof Lytus BVI

Loss attributable to the Company on deconsolidation of a Subsidiary:	For the year ended March 31, 2023 ($)
Fair Value Consideration receivable/received	—
Less; Lytus BVI (Groups) share of net assets at disposal
GHSI share capital at disposal	162,000.00
Add: Retained earnings at disposal date	3,701.00
Total of Net assets at disposal	165,701.00
Group Share – 75%	124,276.00
Less Goodwill at acquisition date	68,500.00
Total Loss on deconsolidation date	(192,776.00)

Due to above reasons, the Board has been unable to access control of the business affairs of the Deconsolidated Subsidiary even though the Board has taken all reasonable steps and has used its best endeavors to resolve the matter. The Board is of the view that the Group does not have the records to prepare accurate and complete financial statements for Deconsolidated Subsidiary for the financial year ended March 31, 2023.

Given these circumstances, the Directors have not consolidated the financial statements of the Deconsolidated Subsidiary in the consolidated financial statements of the Company for the year ended March 31, 2023. As such, the results of the Deconsolidated Subsidiary for the year ended March 31, 2023, and the assets and liabilities of the Deconsolidated Subsidiary as of March 31, 2023, have not been included into the consolidated financial statements of the Group. Considering above the liability of $730,000 payable to the GHSI is no longer required to be settled. Therefore, the Company has reversed this commitment in the consolidated statements of profit & loss account.

NOTE 25 — SERIES A PREFERRED CONVERTIBLE SECURITY

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). In light of the fact that the Preferred Alternate Conversion Price can be 85% of the then-market price of our VWAP, the Preferred Shares are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The September 2023 Common Warrants are exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 25 — SERIES A PREFERRED CONVERTIBLE SECURITY (cont.)

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain a credited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). The Company has reserved 20,911,474 for issuance of no less than the sum of 1) maximum number of common shares issuable upon conversion of all the notes then outstanding (number of 19,157,088 common shares, referred to “Common Share Conversion”), and 2) the maximum number of warrants shares issuable upon exercise of all the warrants then outstanding (number of 1,754,386 common shares, referred to as “Warrant Conversion”).

As of April 10, 2024, all the warrants and the preferred stock (stated above) have been converted to common stock and the liability has been repaid in full.

NOTE 26 — SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is April 10, 2024, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

Securities Purchase Agreement

On June 3, 2024, Lytus Technologies Holdings PTV. Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”).

Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement.

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 26 — SUBSEQUENT EVENTS (cont.)

Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors.

Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

Equity Line of Credit

Concurrent with the execution of the Purchase Agreement, the Company entered into an equity purchase agreement (the “Equity Purchase Agreement”) and related registration rights agreement (the “ELOC RRA”) with Mast Hill pursuant to which the Company may sell and issue to the investor, and the investor may purchase from the Company, up to $30,000,000 of Company’s common stock, $0.01 par value per share (the “Common Stock”). Under the Equity Purchase Agreement, the Company has the right, but not the obligation, to direct Mast Hill, by its delivery to the Mast Hill of a Put Notice from time to time, to purchase Put Shares (i) in a minimum amount not less than $50,000.00 and (ii) in a maximum amount up to the lesser of (a) $1,000,000.00 or (b) 150% of the Average Daily Trading Value. In connection with the Equity Purchase Agreement, the Company issued Mast Hill a five year common stock purchase warrant for the purchase of 51,195 shares of the Common Stock at an exercise price of $2.93 per share (the “ELOC Warrant”).

On June 30, 2024, Lytus announced launch of its audio OTT platform. Radio Room will offer an array of audio dramas that encompass a variety of genres such as classic literature, crime thrillers, romance, and children’s stories, all tailored for the Indian diaspora worldwide. Radio Room is poised to become a pivotal player in the audio streaming sector, which delivers content directly over the internet to consumers (“over-the-top” or OTT), bypassing traditional distribution.

On July 30, 2024, Lytus has infused approx. $2 million in Sri Sai for expansion of its business and has reduced its total capital outlay requirement to $6 million (earlier $7.5 million). Further, it is in development stage of building OTT platform that will exponentially expand its market reach (worldwide).

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement is filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED APRIL 29, 2025

Common Shares

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

This prospectus relates to the resale, from time to time, of up to           common shares, par value $0.01 per share (the “common shares”), of Lytus Technologies Holdings PTV. Ltd., a company incorporated in the British Virgin Islands (the “Company,” “we,” “us,” or “our”), by YA II PN, LTD, a Cayman Islands exempt limited company (the “Selling Shareholder” or “Yorkville”). The common shares to which this prospectus relates have been or may be issued by us to the Selling Shareholder pursuant to a standby equity purchase agreement, dated February 3, 2025 (the “Effective Date”), by and between the Company and the Selling Shareholder (the “SEPA”), from time to time after the date of this prospectus, upon the terms and subject to the conditions set forth in the SEPA.

Such common shares include up to        common shares that may be issued to the Selling Shareholder pursuant to the SEPA, either in our sole discretion following an Advance Notice (as defined below) or pursuant to an Investor Notice (as defined below), upon the terms and subject to the conditions set forth in the SEPA. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our common shares by the Selling Shareholder hereby. However, we may receive up to $100,000,000 aggregate gross proceeds from sales of common shares that we may elect to make to the Selling Shareholder pursuant to the SEPA after the date of this prospectus. See “The Standby Equity Purchase Agreement” on page Resale-28 of this prospectus for a description of the SEPA and “Selling Shareholder” on page Resale-96 of this prospectus for additional information regarding the Selling Shareholder. R. F. Lafferty & Co., Inc. and Revere Securities LLC acted as finders (together, the “Finder”) in connection with the SEPA. The Finder will earn a cash fee of 8% of total proceeds raised through any Prepaid Advance. The Finder is also entitled to a cash fee of 4% of any subsequent drawdown on the SEPA. See the section titled “Description of Standby Equity Purchase Agreement” for a description of the Purchase Agreement and the section titled “Selling Shareholder” for additional information regarding Yorkville.

On February 28, 2025, the Company filed a registration statement on Form F-3 (File No. 333-285389) to register the resale by Yorkville of an aggregate of 49,962,532 common shares that may be issuable in connection with the SEPA, which was converted into a registration statement on Form F-3 and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 12, 2025 (the “Prior Registration Statement”). As a result of the determination by The Nasdaq Stock Market LLC to delist the common shares on March 27, 2025, the Prior Registration Statement cannot be relied on by the Company or Yorkville for the resale of all such common shares registered. Consequently, the Company is filing a registration statement on Form F-1, of which this prospectus forms a part, in order to register such common shares for resale by the Selling Shareholder in connection with the SEPA.

The Selling Shareholder may sell or otherwise dispose of the common shares described in this prospectus in a number of different ways and at varying prices. The Selling Shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), only with respect to advances under the SEPA, and any profits on the sales of shares of our common shares by the Selling Shareholder and any discounts, commissions, or concessions received by the Selling Shareholder are deemed to be underwriting discounts and commissions under the Securities Act. If any underwriters, dealers, or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission, or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. The Selling Shareholder is not an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to conversion of the Notes (as defined below). We will pay the expenses incurred in registering under the Securities Act the offer and sale of the common shares to which this prospectus relates by the Selling Shareholder, including our legal and accounting fees. See the sections “About this Prospectus” on page Resale-ii and “Plan of Distribution” on page Resale-97 of this prospectus for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities. You should carefully read this prospectus and any applicable prospectus supplement before you invest in our securities.

Currently, a limited public market exists for our common shares. Our common shares are currently quoted for trading on the OTCQB tier of the equity market operated by the OTC Markets Group, Inc. (the “OTCQB”) under the symbol “LYTHF.” On April 28, 2025, the last reported sale price of our common shares on the OTCQB was $0.0213 per share. We have applied to list our common shares on the NYSE American tier of The New York Stock Exchange LLC (“NYSE American”), under the symbol “LYT.” The closing of this offering is contingent upon the successful listing of our common shares on the NYSE American. If our NYSE American initial listing application is not approved, we will not be able to consummate this offering and will terminate this offering. There is no guarantee or assurance that our common shares will be approved for listing on the NYSE American or any other national exchange.

On       , the Company, acting pursuant to authority received by joint written resolution of the board of directors of the Company (the “Board”) and the holders of the majority of outstanding common shares, approved a reverse stock split of our outstanding common shares at a specific ratio within a range from one-for-        to one-for-         , and also granted authorization to our Board to determine, in its sole discretion, the specific ratio and timing of such reverse stock split (the “Reverse Stock Split”). Prior to the consummation of this offering, we intend to file a First Amended and Restated Memorandum and Articles of Association to effect the Reverse Stock Split. We intend for the Board to effect the Reverse Stock Split in connection with this offering and our intended listing of our common shares on the NYSE American, however we cannot guarantee that the New York Stock Exchange will approve our initial listing application for our common shares upon the Reverse Stock Split.

As of the date of this prospectus, we do not anticipate that the Reverse Stock Split ratio or per share price will change from the assumed ratio of one-for-       and the assumed $        per share price stated herein. Once the U.S. Securities and Exchange Commission (“SEC”) declares the registration statement containing this prospectus effective, we intend to price the common shares to be offered and sold in connection with this offering and uplist our common shares to the NYSE American. We intend for the pricing of the common shares offered hereby to occur subsequent to the Reverse Stock Split, and potential investors will be provided an opportunity to commit to purchase such common shares after pricing, Reverse Stock Split, and upon their receipt of a final Rule 424 prospectus. At such time, investors would be able to check the actual post-split price of our common shares on the NYSE American before committing to purchase the common shares in this offering and prior to the closing of this offering. Unless otherwise noted, the share and per share information in this prospectus reflects the Reverse Stock Split.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

The Company is incorporated in the British Virgin Islands (“BVI”) and conducts a majority of its operations through its wholly-owned subsidiary, Lytus Technologies Private Limited (“Lytus India”), outside the United States. The majority of the Company’s assets are located outside the United States. A majority of the Company’s officers reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against the Company or against these individuals outside of the United States in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws outside of the United States could render you unable to enforce a judgment against the Company’s assets or the assets of the Company’s officers.

An investment in our common shares is highly speculative, involves a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page Resale 8 of this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is             , 2025

TABLE OF CONTENTS

About this Prospectus	Resale-ii
Prospectus Summary	Resale-1
Risk Factors	Resale-8
Forward-Looking Statements	Resale-27
Description of the Standby Equity Purchase Agreement	Resale-28
Use of Proceeds	Resale-31
Dividend Policy	Resale-32
Exchange Rate Information	Resale-33
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Resale-34
Our Business	Resale-57
Management	Resale-73
Executive Compensation	Resale-74
Director Compensation	Resale-75
Related Party Transactions	Resale-79
Principal Shareholders	Resale-80
Description of Share Capital	Resale-81
Tax Matters	Resale-88
Enforceability of Civil Liabilities	Resale-95
Selling Shareholder	Resale-96
Plan of Distribution	Resale-97
Legal Matters	Resale-100
Experts	Resale-101
Where You Can Find More Information	Resale-102
Financial Statements	Resale-F-1

Resale-i

ABOUT THIS PROSPECTUS

The registration statement on Form F-1 of which this prospectus forms a part and that we have filed with the SEC, includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained in this prospectus and the related exhibits, or any free writing prospectus, or any prospectus supplement or amendment thereto, or to which we have referred you, before making your investment decision. Neither we nor the Selling Shareholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus. Neither we nor the Selling Shareholder take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither the delivery of this prospectus nor the sale of the common shares means that the information contained in this prospectus is correct after the date of this prospectus.

You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the SEC, is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the common shares offered by this prospectus, any prospectus supplement or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction.

For investors outside the United States: Neither we nor the Selling Shareholder have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common shares covered hereby and the distribution of this prospectus outside of the United States.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the common shares offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in such prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.

Neither we nor the Selling Shareholder have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

Resale-ii

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before investing in our common shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.

The Company

We are a platform services company offering services primarily in India. Our business model consists primarily of (a) the current distribution of linear content streaming/telecasting services and (b) the development of technology products, namely, healthtech and fintech. The Lytus platform provides our customers with a one-stop website with the access to all of the services provided by us.

We are focused on consolidating our subscriber base for future technology services, such as fintech and healthcare services, while continuing to develop our technology platform for a better service experience. Presently, we provide streaming and internet services through our platform. We are simultaneously working to strengthen our platform services, including advancing our platform with state-of-art technology.

Streaming and Telecast

Lytus India provides technology enabled customer services, which includes streaming and content services. The present software is being further upgraded to support the unified and integrated platform through which it shall provide multi-dimensional services, such as medical technology Internet of Things (“MedTech IOT”).

In India, applicable regulations do not differentiate between telecasting and streaming as long as the streaming is done in internet protocol television (“IPTV”) format. Lytus plans to offer additional value added services, such as MedTech IOT, by upgrading the existing cable networks for Sri Sai Cable Network. Sri Sai Cable is a licensed Multi System Operator (“MSO”) in India that provides telecasting and streaming of broadcast channels to subscribers, and owns and operates fiber optic cable networks across various major cities. The upgrade primarily consists of deploying Fiber to the Home (“FTTH”), Gigabit Passive Optical Networks (“GPON”) and changing the existing set-top-boxes (“STBs”) and customer premises equipment (“CPEs”). On July 24, 2023, the Company announced its commencement of its IPTV and broadband business and Fintech business.

Remote Healthcare

In India, Lytus’ telemedicine business, through Lytus India, has commenced repurposing its existing local cable operator network infrastructure to set up local health centers and diagnostic centers (“LHCs”). We expect that typical services provided at LHCs will include ECGs, blood and urine testing.

With respect to remote healthcare, our initial plan is to focus on the sale and distribution of remote patient monitoring devices pre-installed with proprietary monitoring and reporting software developed by our Lytus Health division. We expect that these devices, sourced from various HIPAA and FDA compliant vendors, would be installed at the homes of the patients of participating physicians practices. Lytus Health currently has not developed any proprietary software that is deployed with patients in the United States.

We also expect Lytus Health’s business to focus on artificial intelligence, machine learning, and other capabilities that we believe are required to efficiently run a telemedicine business.

Resale-1

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

Emerging Growth Company Status

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings,

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act,

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements, and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.00 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4I under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. Currently, we rely on home country practice with respect to our corporate governance.

Corporate Information

Our principal executive offices are located at Unit 1214, ONE BKC, G Block, Bandra Kurla Complex, Bandra East Mumbai, India 400 051, and our telephone number is +91-77770-44778, where we conduct investment relations and where we are shifting our headquarters and treasury operations. Our website address is www.lytuscorp.com. The information on or accessed through our website is not incorporated in this prospectus. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company.

We own a controlling stake in the business of Sri Sai Cable and Broad Band Private Limited (“Sri Sai”) and control the infrastructure hub that supports its services. A more detailed discussion can be found in our financial statements included in our most recent Annual Report on Form 20-F, filed with the SEC on August 15, 2024.

Corporate History and Structure

We are a holding company incorporated under the laws of the BVI on March 16, 2020. We acquired our wholly-owned subsidiary, Lytus India on March 19, 2020. Lytus is domiciled in the British Virgin Islands and is incorporated as a company under the BVI Business Companies Act (Revised 2020) (the “BVI Act”).

Resale-2

On April 1, 2022, we acquired a 51% ownership interest in Sri Sai for $2.5 million and invested $8.4 million as a capital advance for the development of software applications.

Recent Developments

In order to regain compliance with Listing Rule 5550(a)(2) of The Nasdaq Stock Market LLC (“Nasdaq”), which requires listed companies to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), on February 5, 2024, the Board approved a reverse stock split (the “2024 Reverse Split”) of its authorized, issued and outstanding ordinary shares, par value $0.01 per share, at a ratio of 1-for-60 so that every 60 shares authorized and issued were to be combined into one (1) share. The 2024 Reverse Split took effect and began trading on the Nasdaq Capital Market on a split-adjusted basis on February 23, 2024. Both before and after the 2024 Reverse Split, the Company was and is authorized to issue 230,000,000 ordinary shares. As a result of the 2024 Reverse Split, the number of issued and outstanding common shares was reduced from 93,679,260 to approximately 1,561,321. Upon successful completion of the 2024 Reverse Split, the Company received a letter from the staff of Nasdaq (the “Staff”) on March 11, 2024, advising the Company that it had regained compliance with bid price requirement, and that the Company was in compliance with the Nasdaq requirements. Consequently, the scheduled hearing before the Hearings Panel on April 11, 2024, was cancelled.

On February 11, 2025, the Company received a determination letter (the “Letter”) from the Staff notifying the Company that it was not in compliance with the Minimum Bid Price Requirement. Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Requirement. However, pursuant to Listing Rule 5810(c)(3)(A)(iv) the Company was not eligible for any compliance period specified in Rule 5810(c)(3)(A) because the Company has effected a reverse stock split over the prior one-year period or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one. On February 12, 2025, the Company requested a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the Letter received on February 11, 2025.

On March 27, 2025, the Company received written notice (the “Notice”) from the Staff notifying the Company that in connection with the hearing on March 18, 2025, Nasdaq determined that the common shares would be delisted from Nasdaq (the “Decision”) due to the Company’s failure to comply with the Minimum Bid Price Requirement. The Notice also advised the Company of its right to request an appeal of the Decision within fifteen (15) days and if an appeal is not made, Nasdaq will file a Form 25 Notification of Delisting with the SEC when all internal procedural periods have run.

Trading of our common shares was suspended by Nasdaq at the opening of business on March 31, 2025. A Form 25 has not yet been filed with the SEC. Effective as of April 22, 2025, the Company’s application to quote the common shares on the OTCQB was accepted by the OTC Markets Group Inc. Additionally, in connection with this offering, the Company intends to work with the New York Stock Exchange to facilitate the listing and trading of the common shares on NYSE American under the symbol “LYT”.

Standby Equity Purchase Agreement

On February 3, 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with the Selling Shareholder. Pursuant to the SEPA, the Company has the right to sell to the Selling Shareholder up to $100 million of its common shares, subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. Sales of the common shares to the Selling Shareholder under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any common shares to the Selling Shareholder under the SEPA except in connection with notices that may be submitted by the Selling Shareholder, in certain circumstances as described below.

Upon the satisfaction of the conditions to the Selling Shareholder’s purchase obligation set forth in the SEPA, including having a registration statement registering the resale of the common shares issuable under the SEPA declared effective by the SEC, the Company will have the right, but not the obligation, from time to time at its discretion until the SEPA is terminated to direct the Selling Shareholder to purchase a specified number of common shares (“Advance”) by delivering written notice to the Selling Shareholder (“Advance Notice”). While there is no mandatory minimum amount for any Advance, it may not exceed an amount equal to 100% of the average of the daily traded amount of the common shares during the five consecutive trading days immediately preceding an Advance Notice.

Resale-3

Pursuant to the SEPA, the Selling Shareholder required the Company to advance the principal amount of $6,000,000 (the “Pre-Paid Advance”) in the form of convertible promissory notes in two tranches (the “Notes”). The first tranche of the Pre-Paid Advance was a Note with a principal amount of $5,000,000 and was advanced by the Company on February 3, 2025. The second tranche of the Pre-Paid Advance was a Note with a principal amount of $1,000,000 and was advanced by the Company on March 12, 2025, the second trading day after the registration statement registering the common shares issuable pursuant to the SEPA was declared effective by the SEC.

In addition, as set forth in the Notes, the Floor Price (as defined in the Notes) may be reduced to any amount set forth in a written notice to the Selling Shareholder. On March 14, 2025, the Company notified the Selling Shareholder that the Floor Price was reduced to $0.05 per share.

Notes on Prospectus Presentation

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this prospectus is based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the Indian information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

Except where the context otherwise requires and for purposes of this prospectus only:

●	all references to “Rs.” or “Rupee” are to the legal currency of India, and all references to “USD,” “$”, “US$” and “U.S. dollars” are to the legal currency of the United States.

●	all share and per share amounts prior to the effectuation of the Reverse Stock Split give effect to the 2024 Stock Split.

Unless otherwise noted, all currency figures in this filing are in U.S. dollars.

This prospectus contains translations of certain Indian rupee amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. Unless otherwise noted, we have translated profit and loss items at an average rate of Rs.82.82 for the year ended March 31, 2024 and at an average rate of Rs. 80.57 for the year ended March 31, 2023 and Rs. 83.62 for the interim six-month period ended September 30, 2024. For balance sheet items, we have translated at a closing rate of Rs.83.34 as of March 31, 2024 and at a closing rate of Rs. 82.18 as of March 31, 2023 and Rs. 83.82 for the interim six-month period ended September 30, 2024. We have stated equity accounts at their historical rates. We make no representation that the Indian rupee amounts or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Indian rupee amounts, as the case may be, at any particular rate or at all. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Currently, and assuming the completion of this offering, our officers, directors, and 5% or greater shareholders, in the aggregate, beneficially own approximately           % of our outstanding common shares. Specifically, Dharmesh Pandya, our chief executive officer and a director, in the aggregate, currently owns 67% of our outstanding common shares and upon consummation of the offering, will beneficially own        % of our outstanding common shares following this offering, which, in turn, will allow such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors, and 5% or greater shareholders will possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. This concentration of ownership and voting power may also discourage, delay or prevent a change in control of the Company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of the Company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase common shares in this offering. See “Risk Factors”.

Resale-4

Summary of Risk Factors

An investment in our common shares involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:

Risks Related to this Offering and Ownership of Our Common Shares

●	It is not possible to predict the actual number of shares we will sell under the SEPA to the Selling Shareholder, or the actual gross proceeds resulting from those sales.

●	Investors who buy shares at different times will likely pay different prices.

●	Sales of a substantial number of our securities in the public market by our existing shareholders could cause the price of our common shares to fall.

●	Our management team will have broad discretion over the use of the net proceeds from our sale of common shares to the Selling Shareholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

●	We cannot predict the extent to which an active public trading market for our common shares will develop or be sustained. If an active public trading market does not develop or cannot be sustained, you may be unable to liquidate your investment in our common shares.

●	Our common shares are currently quoted on the OTCQB, which may have an unfavorable impact on our stock price and liquidity. Our common shares may not be eligible for listing on a national securities exchange.

●	In the event our common shares become listed on the NYSE American, we may not be able to satisfy the ongoing listing requirements of the NYSE American.

●	The Reverse Stock Split may decrease the liquidity of the shares of our common shares.

●	Following the Reverse Stock Split, the resulting market price of our common shares may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common shares may not improve.

●	U.S. broker-dealers may be discouraged from effecting transactions in common shares because they may be considered penny stock and thus be subject to the penny stock rules.

●	Our common share price could continue to be volatile, and you could lose the value of your investment.

●	We do not plan to pay dividends in the foreseeable future.

●	As a foreign private issuer, we may be permitted to rely on exemptions from certain NYSE American corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our common shares.

●	Raising additional capital may adversely affect your rights as shareholders, restrict our operations or require us to relinquish rights to our technologies or medical devices.

Resale-5

●	Management has identified material weaknesses in our internal controls, and failure to remediate these deficiencies, or any future ineffectiveness of our internal controls, could have a material adverse effect on the Company’s business and the price of its common shares.

●	We are a “controlled company” within the meaning of the NYSE American rules and regulations, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

●	Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

●	We have and will continue to incur increased costs and become subject to additional regulations and requirements as a result of being a public company, and our management has and will in the future be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

●	Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline.

●	As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

●	BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

●	The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if such shareholders are dissatisfied with the conduct of our affairs.

●	We may be or may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Risks Related to Our Business and Industry

●	Macroeconomic conditions, market volatility, tariffs and geopolitical uncertainties have adversely impacted—and may continue to adversely impact—our business, financial condition, and results of operations.

●	Lytus’ platform may not be accepted in the marketplace.

●	Given the nature of the markets in which we operate, our revenues and expenses are difficult to predict because they can fluctuate significantly. This increases the likelihood that our results could fall below the expectations of investors and market analysts, which could cause the market price of our common shares to decline.

●	Defects or malfunctions in our platform could hurt our reputation, sales, and profitability.

●	Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.6 users per household in India and the assumptions we used to determine these figures may not be accurate.

●	We might incur substantial expense to further develop our Lytus platform which may never become sufficiently successful.

●	We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions, including the acquisition of Sri Sai, may not bring us anticipated benefits.

●	A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Resale-6

The Offering

Common shares offered by the Selling Shareholder	Up to common shares.

Common shares outstanding before this offering	common shares.

Common shares outstanding after this offering	common shares (assuming the sale of the maximum number of common shares by the Selling Shareholder and excluding the issuance of all common shares pursuant to the Company’s proposed public offering of common shares pursuant to the registration statement of which this prospectus forms a part).

Use of proceeds	We will not receive any of the proceeds from the sale by the Selling Shareholder of the common shares. We will bear all fees and expenses incident to our obligation to register the common shares. See section titled “Use of Proceeds” for more information. See “Use of Proceeds” for more information.

OTCQB symbol	The Company’s common shares are currently quoted on the OTCQB under the symbol “LYTHF” and the closing price per common share as of April 28, 2025 was $0.0213.

Proposed NYSE American trading symbol	We have applied to list our common shares on the NYSE American under the symbol “LYT.” The closing of this offering is contingent upon the successful listing of our common shares on the NYSE American. If our NYSE American initial listing application is not approved, we will not be able to consummate this offering and will terminate this offering There is no guarantee or assurance that our common shares will be approved for listing on the NYSE American or any other national exchange We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the NYSE American.

Risk factors	Investing in our common shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our common shares.

Resale-7

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition, or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to this Offering and Ownership of Our Common Shares

It is not possible to predict the actual number of shares we will sell under the SEPA to the Selling Shareholder, or the actual gross proceeds resulting from those sales.

On February 3, 2025, we entered into the SEPA with the Selling Shareholder, pursuant to which the Selling Shareholder has committed to purchase up to $100 million of common shares, subject to certain limitations and conditions set forth in the SEPA. The common shares that may be issued under the SEPA may be sold by us to the Selling Shareholder at our discretion from time to time for a period of up to 36 months following the execution of the SEPA, unless the SEPA is earlier terminated.

We generally have the right to control the timing and amount of any sales of our common shares to the Selling Shareholder under the SEPA. Generally, sales of our common shares, if any, to the Selling Shareholder under the SEPA will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to the Selling Shareholder all, some, or none of the common shares that may be available for us to sell to the Selling Shareholder pursuant to the SEPA.

Because the purchase price per share to be paid by the Selling Shareholder for the common shares that we may elect to sell to the Selling Shareholder under the SEPA, if any, will fluctuate based on the market prices of our common shares prior to each advance made pursuant to the SEPA, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of common shares that we will sell to the Selling Shareholder under the SEPA, the purchase price per share that the Selling Shareholder will pay for shares purchased from us under the SEPA, or the aggregate gross proceeds that we will receive from those purchases by the Selling Shareholder under the SEPA, if any.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the SEPA, we will generally have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to the Selling Shareholder. If and when we do elect to sell common shares to the Selling Shareholder pursuant to the SEPA, after the Selling Shareholder has acquired such shares, the Selling Shareholder may resell all, some, or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from the Selling Shareholder in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution, and in some cases substantial dilution, and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from the Selling Shareholder in this offering as a result of future sales made by us to the Selling Shareholder at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to the Selling Shareholder under the SEPA, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with the Selling Shareholder may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Sales of a substantial number of our securities in the public market by our existing shareholders could cause the price of our common shares to fall.

The Selling Shareholder can resell, under this prospectus, up to          common shares, consisting of up to         common shares that we may elect to sell to the Selling Shareholder, from time to time from and after the Effective Date pursuant to the SEPA, upon the terms and subject to the conditions set forth in the SEPA. If all of the             common shares offered for resale by the Selling Shareholder under this prospectus were issued and outstanding as of , such shares would represent approximately         % of the total number of common shares outstanding and approximately         % of the total number of outstanding common shares held by non-affiliates of our Company, in each case as of.

Resale-8

Sales of a substantial number of our common shares in the public market by the Selling Shareholder and/or by our other existing shareholders, or the perception that those sales might occur, could depress the market price of our common shares and could impair our ability to raise capital through the sale of additional equity securities.

Our management team will have broad discretion over the use of the net proceeds from our sale of common shares to the Selling Shareholder, if any, and you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management team will have broad discretion as to the use of the net proceeds from our sale of common shares to the Selling Shareholder, if any, and we could use such proceeds for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management team with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that, pending their use, we may invest those net proceeds in a way that does not yield a favorable, or any, return for us. The failure of our management team to use such funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flows.

We cannot predict the extent to which an active public trading market for our common shares will develop or be sustained. If an active public trading market does not develop or cannot be sustained, you may be unable to liquidate your investment in our common shares.

At present, there is minimal public trading in our common shares. We cannot predict the extent to which an active public market for our common shares will develop or be sustained due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our common shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our common shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that an active public trading market for our common shares will develop or be sustained. If such a market cannot be sustained, you may be unable to liquidate your investment in our common shares.

Our common shares are currently quoted on the OTCQB, which may have an unfavorable impact on our stock price and liquidity. Our common shares may not be eligible for listing on a national securities exchange.

Our common shares are quoted on the OTCQB, which is a significantly more limited market than the NYSE American. The quotation of our common shares on the OTCQB may result in a less liquid market available for existing and potential stockholders to trade shares of our common shares, could depress the trading price of our common shares and could have a long-term adverse impact on our ability to raise capital in the future.

In the event our common shares become listed on the NYSE American, we may not be able to satisfy the ongoing listing requirements of the NYSE American.

If our common shares are accepted by the New York Stock Exchange for listing on the NYSE American, we must meet certain financial and liquidity criteria to maintain such listing. If we violate NYSE listing requirements, or fail to meet any of NYSE’s listing standards, our common shares may be delisted. In addition, our Board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common shares may materially impair our shareholders’ ability to buy and sell our common shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares. The delisting of our common shares could significantly impair our ability to raise capital and the value of your investment.

Resale-9

The Reverse Stock Split may decrease the liquidity of the shares of our common shares.

The liquidity of the common shares may be affected adversely by the Reverse Stock Split given the reduced number of our common shares outstanding following the Reverse Stock Split, especially if the market price of our common shares does not increase as a result of the Reverse Stock Split. In addition, the Reverse Stock Split may increase the number of stockholders who own odd lots (less than 100 shares) of our common shares, creating the potential for such stockholders to experience an increase in the cost of selling their common shares and greater difficulty effecting such sales.

Following the Reverse Stock Split, the resulting market price of our common shares may not attract new investors, including institutional investors, and may not satisfy the investing requirements of those investors. Consequently, the trading liquidity of our common shares may not improve.

Although we believe that a higher market price of our common shares may help generate greater or broader investor interest, there can be no assurance that the Reverse Stock Split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our common shares will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common shares may not necessarily improve.

U.S. broker-dealers may be discouraged from effecting transactions in common shares because they may be considered penny stock and thus be subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NYSE American if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our common shares have in the past constituted, and may again in the future constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage such broker-dealers from effecting transactions in our common shares, which could severely limit the market liquidity of such common shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with a net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Shareholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

Resale-10

Our common share price could continue to be volatile, and you could lose the value of your investment.

Our common share price has been volatile and has fluctuated significantly in the past. The market price of our common shares could continue to be volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including: technological innovations or new products and services by us or our competitors; additions or departures of key personnel; sales of our common shares; our ability to integrate operations, technology, products and services; our ability to execute our business plan; operating results below expectations; loss of any strategic relationships; industry developments; economic and other external factors; and period-to-period fluctuations in our financial results. Because we have a very limited operating history with limited revenues to date, you may consider any one of these factors to be material. Our stock price may fluctuate widely because of any of the above. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common shares. Your investment in our stock could lose some or all its value.

We do not plan to pay dividends in the foreseeable future.

Dividend policy is subject to the discretion of the Board and will depend on, among other things, our earnings, financial condition, capital requirements and other factors. There is no assurance that the Board will declare dividends even if we are profitable. Under BVI law, we may only pay dividends from our profits, or credits standing in our share premium account, and we must be solvent before and after any such dividend payment, meaning that we will be able to satisfy our liabilities as they become due in the ordinary course of business.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you with the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

As a foreign private issuer, we are permitted to rely on exemptions from certain NYSE American corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our common shares.

We are exempted from certain corporate governance requirements of NYSE American by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of NYSE American. As a result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act); or

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors,” although our compensation committee and a nominating committee will initially be comprised solely of “independent directors”.

Resale-11

As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the NYSE American. For example, a board with a majority of independent directors is generally better suited to provide oversight for a company’s chief executive officer than a board of non-independent directors. In addition, having more independent directors can result in enhanced third-party advice or expertise due to executives coming from different backgrounds and such directors are not expected to be subject to undue influence from the management team due to their lack of material relationships. Similar logic holds true for independent committees. Further, the reduced public reporting requirements may result in there being less publicly available information on us. As a result, some investors may find our common shares less attractive and thus there may be a less active trading market for our common shares.

Raising additional capital may adversely affect your rights as shareholders, restrict our operations or require us to relinquish rights to our technologies or medical devices.

We expect to finance our cash needs through a combination of private and public equity offerings, debt financings, government or other third-party funding, and collaboration arrangements or acquisitions. To the extent that we raise additional capital through the sale of common shares, convertible securities or other equity securities, the ownership interest of our stockholders may be materially diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as our common shareholders. Debt financing and preferred equity financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. Securing additional financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development or acquisition of products.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution, or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or medical devices or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market medical devices that we would otherwise prefer to develop and market ourselves.

Management has identified material weaknesses in our internal controls, and failure to remediate these deficiencies, or any future ineffectiveness of our internal controls, could have a material adverse effect on the Company’s business and the price of its common shares.

As of March 31, 2024, following a comprehensive review, testing and evaluation of our key internal controls over financial reporting, our principal executive officer and principal financial officer concluded that material weaknesses existed in our internal controls. Specifically, our evaluation revealed that our entity-level controls were deficient because controls were not in place with respect to two of the five components, monitoring and control activities, raising the risk that deficiencies in our overall control environment may not be promptly identified or remediated. Moreover, our information technology general controls and segregation of duties were found to be inadequate, as the lack of proper segregation related to journal entries, combined with our accounting software’s failure to require approval prior to posting entries to the general ledger, increases the risk that unauthorized or unapproved entries could be recorded without detection by senior management. Additionally, significant transactions during the period, including the issuance of warrants and promissory notes, penalties associated with extensions of promissory notes.

We have initiated remedial measures, including engaging third-party consultants with relevant expertise to support our finance and accounting functions on an interim basis until key roles are filled, assessing and enhancing our finance and accounting resources to address areas with insufficient personnel, further centralizing key accounting processes to improve the segregation of duties, and designing and implementing additional compensating controls where necessary. However, there can be no assurance that these remedial measures will be fully effective in eliminating the material weaknesses by March 31, 2025, or that similar deficiencies will not arise in the future. Failure to remediate these material weaknesses could result in inaccurate or untimely financial reporting, hinder our ability to comply with applicable financial reporting and regulatory requirements, and adversely affect our operating results, financial condition and the trading price of our common shares.

Resale-12

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are a “controlled company” within the meaning of the NYSE American rules and regulations, and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies

We are a “controlled company” as defined under NYSE American rules and regulations as Mr. Pandya, our chief executive officer and a director, owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our officers, directors and principal shareholders own a significant percentage of our common shares and will be able to exert significant control over matters subject to shareholder approval.

Our officers, directors, and 5% or greater shareholders, in the aggregate, beneficially own approximately          % of our outstanding common shares. Specifically, Mr. Pandya, our chief executive officer and a director, in the aggregate, beneficially owns         % of our outstanding common shares, which allows such shareholders to exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. As a result, our officers, directors, and 5% or greater shareholders possess substantial ability to impact our management and affairs and the outcome of matters submitted to shareholders for approval. In addition, this concentration of ownership and voting power may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their common shares as part of a sale of our company and might reduce the price of our common shares. These actions may be taken even if they are opposed by our other shareholders. See “Principal Shareholders” for more information.

We have and will continue to incur increased costs and become subject to additional regulations and requirements as a result of being a public company, and our management has and will in the future be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we have and will continue to incur significant legal, accounting, and other expenses that we did not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with compliance with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management needs and will need in the future to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our Board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

Resale-13

The market price of our common shares has been and may be volatile in the future, which could cause the value of your investment to decline.

The market price of our common shares has in the past and may be in the future highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our common shares in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about our industry in or individual scandals, and in response the market price of our common shares could decrease significantly. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, or at all.

Future sales, or the perception of future sales, by us or our existing shareholders in the public market could cause the market price for our common shares to decline.

The sale of substantial amounts of common shares in the public market, or the perception that such sales could occur could harm the prevailing market price of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of April 28, 2025, 67,509,317 of our common shares are freely tradable without restriction or further registration under the Securities Act. If any existing shareholders sell a substantial amount of common shares, the prevailing market price for our common shares could be adversely affected.

As the rights of shareholders under BVI law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Act and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders, and the fiduciary responsibilities of our directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are largely codified in the BVI Act but are potentially not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of all of the above, holders of our common shares may have more difficulty in protecting their interests through actions against our management, directors or principal shareholders than they would as shareholders of a U.S. company.

BVI companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Shareholders of BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

Resale-14

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the BVI may provide less protection for minority shareholders than those under U.S. law, so minority shareholders may have less recourse than they would under U.S. law if such shareholders are dissatisfied with the conduct of our affairs.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of a company (i.e. the Memorandum and Articles of Association) as shareholders are entitled to have the affairs of a company conducted in accordance with the BVI Act and the Memorandum and Articles of Association of a company. A shareholder may also bring an action under statute if such shareholder feels that the affairs of a company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to such shareholder. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of a company and inspection of such company’s books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

We may be or may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income, which include cash.

Resale-15

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have calculated the value of our goodwill by taking into account the expected market value of our common shares, a decrease in the price of our common shares may also result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our common shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Tax Matters — United States Federal Income Taxation.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities in respect of our common shares under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Tax Matters — United States Federal Income Taxation — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for the current or any future taxable year.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are not available to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, (2) we will be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (4) we will not be required to hold nonbinding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved. We currently intend to take advantage of the reduced disclosure requirements regarding executive compensation. If we remain an “emerging growth company”, we may take advantage of other exemptions, including the exemptions from the advisory vote requirements and executive compensation disclosures under the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”), and the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will not be subject to the same, new or revised accounting standards as other public companies that are not emerging growth companies. As a result of our election to be an emerging growth company, our financial statements may not be comparable to companies that comply with public company effective dates.

We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of our initial public offering, which closed on June 17, 2022, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if we become a large accelerated filer, (2) if our gross revenue exceeds $1.07 billion in any fiscal year or (3) if we issue more than $1.0 billion in non-convertible notes in any three year period. The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common shares less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our stock price may decline and/or become more volatile.

Resale-16

Risks Related to Our Business and Industry

Macroeconomic conditions, market volatility, tariffs and geopolitical uncertainties have adversely impacted—and may continue to adversely impact—our business, financial condition, and results of operations.

Our business is affected by a range of macroeconomic and geopolitical factors that have caused, and could continue to cause, downturns in key markets, disruptions to commercial activity, reduced demand for our products and services, increased operating costs, and challenges in accessing capital. These factors include, among others: inflation; high and volatile interest rates; recession risks; fluctuating unemployment rates; rising labor, utility, and raw material costs; supply chain disruptions; currency volatility; fiscal and monetary policy changes (including tariffs, import duties, and other trade restrictions); geopolitical events (such as war, terrorism, or civil unrest); climate-related and other environmental, social, and governance risks; and the continuing or future effects of health pandemics. Tariffs imposed on imports into the United States from Canada, Mexico, or other countries, and reciprocal tariffs, could significantly increase the cost of our products, which could significantly lower our sales if our customers are unable or unwilling to purchase our products at a higher price, which could have a material adverse impact on our results and financial condition. Also, price erosion may occur as competitors become more aggressive in pricing practices.

Additionally, adverse economic conditions in the United States, India, Europe, and other key markets may weaken institutional and consumer confidence and reduce discretionary spending. Turbulence in international financial markets may also impair our ability to access the capital markets to meet liquidity needs. These conditions could increase pricing pressure from competitors, strain relationships with customers and vendors, and adversely affect our ability to maintain profitability or grow our business.

To the extent that any of these macroeconomic or geopolitical developments increase our costs, reduce demand for our offerings, or limit our access to funding, our business, financial position, results of operations, and cash flows could be materially and adversely impacted.

The cable industry, which forms a bulk of our subscriber base, may shift to over-the-top (“OTT”) players. Due to stiff competition from OTT players we may need to provide services at very low margins to retain our customer base.

Lytus’ platform may not be accepted in the marketplace.

Uncertainty exists as to whether our platform will be accepted by the market without additional widespread subscriber acceptance. Several factors may limit the market acceptance of our platform, including the availability of alternative products and services, as well as the price of our platform services relative to alternative products. There is a risk that subscribers will use other products and/or methods instead of ours. Our business plan assumed that, notwithstanding the fact that our platform is new in the market, subscribers will elect to use our platform because of our collective and integrated offerings.

Subscribers will need to be persuaded to use our platform service, but there is no assurance that we will attract enough subscribers to develop a successful market for our platform.

Resale-17

Given the nature of the markets in which we operate, our revenues and expenses are difficult to predict because they can fluctuate significantly. This increases the likelihood that our results could fall below the expectations of investors and market analysts, which could cause the market price of our common shares to decline.

Our revenue historically has fluctuated and may fluctuate in the future, depending on a number of factors, including:

●	the size, complexity, timing, pricing terms and profitability of significant projects, as well as changes in the corporate decision-making process of our clients;

●	increased pricing pressure from our competitors;

●	our ability to increase sales of our services to new customers and expand sales among our existing customers;

●	seasonal changes that affect the mix of services we provide to our clients or the relative proportion of services and product revenue;

●	the duration of tax holidays or exemptions and the availability of other incentives offered by the Government of India;

●	the effect of increased wage pressure in India and other locations, and the time we require to train and productively utilize our new employees;

●	currency exchange fluctuations; and

●	other economic and political factors, including the economic conditions in United States, Europe and other geographies in which we operate.

A significant portion of our total operating expenses, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects may cause significant variations in operating results in any particular quarter.

Parts of the global economy are volatile on account of political uncertainty. Our pricing remains competitive and clients remain focused on cost reduction and capital conservation. While we believe that we have a flexible business model which can mitigate the negative impact of an uncertain or slow growing economy, we may not be able to sustain historical levels of profitability. As a result, there can be no assurance that we will be able to sustain our historic levels of profitability or increase future profitability.

Defects or malfunctions in our platform could hurt our reputation, sales, and profitability.

The acceptance of our Platform depends upon its effectiveness and reliability. Our Platform is complex and is continually being modified and improved, and as such may contain undetected defects or errors when first introduced or as new versions are released. To the extent that defects or errors cause our Platform to malfunction and our customers’ use of our Platform is interrupted, our reputation could suffer, and our potential revenues could decline or be delayed while such defects are remedied. We may also be subject to liability for the defects and malfunctions.

There can be no assurance that, despite our testing, errors will not be found in our Platform or new releases. Any such errors could result in loss of future revenues or delay in market acceptance, diversion of development resources, damage to our reputation, adverse litigation, or increased service, any of which could have a material adverse effect upon our business, operating results, and financial condition.

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.6 users per household in India and the assumptions we used to determine these figures may not be accurate.

Our four million user base is based on a calculation of our 1 million paid home subscribers multiplied by an industry average of 4.6 users per household in India. The conversion rate of 4.6 users per household was supported by the Database on Household Size and Composition 2021 released by the Department of Economic and Social Affairs of the United Nations. Our estimates of household size and the number of users are based upon historical cable industry practices for measurement of user data. For example, according to the Universe Update Report released by Broadcast Audience Research Council of India in 2020, the number of average users per household in 2020 was 4.45. Although we believe the figures in the industry report are reasonable, there can be no assurance that the assumptions we used are accurate and therefore the number of the members per household may not be equal to the number of our active users. As a result, the number of our actual active users could be less than four million.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

Our success depends on the efficient and uninterrupted operation of our servers and communications systems. A failure of our network or data gathering procedures could impede services and could result in the loss of subscribers. While our operations will have disaster recovery plans in place, they might not adequately protect us. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service. In the event of a server failure, we could be required to transfer our client data collection operations to an alternative provider of server hosting services. Such a transfer could result in delays in our ability to deliver our products and services to our clients.

Resale-18

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our businesses. Although we plan to obtain property and business interruption insurance for our business operations, we do not currently have such coverage, and any such coverage that we obtain in the future might not be adequate to compensate us for all losses that may occur.

We face risks related to the storage of customers’ and their end users’ confidential and proprietary information.

Our platform is designed to maintain the confidentiality and security of our users’ confidential and proprietary data that are stored on our server systems, which may include sensitive personal data. However, any security breaches or other unauthorized access to these data could expose us to liability for the loss of such information, time-consuming and expensive litigation and other possible liabilities as well as negative publicity. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react to. We may be unable to anticipate these techniques or implement adequate preventative or reactionary measures.

We might incur substantial expense to further develop our Lytus platform which may never become sufficiently successful.

Our growth strategy requires the successful launch and commercialization of our Lytus platform, and there can be no assurance that this will occur. The causes for failure of our platform once commercialized include, but are not limited to:

●	market demand for our platform may be smaller than we expect;

●	further platform development may be costlier or take longer than anticipated;

●	our Platform may require significant adjustment post-commercialization, rendering the Platform uneconomic or extending considerably the likely investment return period;

●	additional regulatory requirements may increase the overall costs of the development;

●	patent conflicts or inability to enforce intellectual property rights;

●	physical therapists and clients may be unwilling to adopt and/or use our Platform, and

●	compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

We cannot be certain that we will obtain intellectual property rights for our Lytus platform and technology and if we fail to protect our intellectual property rights, our brand and business may suffer.

We believe that our success and competitive position depends in part on our ability to obtain and maintain intellectual property rights for our Lytus platform. Although we seek to obtain copyright or trademark protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or trademark we have obtained may not be sufficient to protect all of our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

Resale-19

Our revenues are highly dependent on clients primarily located in India, as well as on clients concentrated in certain industries; therefore, an economic slowdown or factors that affect the economic health of India or these industries may adversely affect our business.

We currently derive approximately 100% of our revenue from India. If the economy in India continues to be volatile or uncertain or conditions in the global financial market deteriorate, pricing for our services may become less attractive and our clients located in these countries may reduce or postpone their technology spending significantly. Reduction in spending on IT services may lower the demand for our services and negatively affect our revenues and profitability.

Our clients are concentrated in certain key industries. Significant decreases in the growth of any one of these industries, or widespread changes in any such industry, may reduce or alter the demand for our services and adversely affect our revenue and profitability. Furthermore, some of the industries in which our clients are concentrated, such as the health care industry and the streaming industry, are, or may become, increasingly subject to governmental regulation and intervention. Increased regulation, changes in existing regulation or increased governmental intervention in the industries in which our clients operate may adversely affect the growth of their businesses and therefore negatively impact our revenues.

Our business exposes us to potential liability risks, including those which are inherent to the healthcare industry.

Our business exposes us to potential liability risks, including those which are inherent to the healthcare industry. While we will take precautions, we deem to be appropriate to avoid lawsuits against us, there can be no assurance that we will be able to avoid significant liability exposure. Liability insurance for the healthcare industry is generally expensive. We have obtained professional indemnity insurance coverage for our platform. There can be no assurance that we will be able to maintain such coverage on acceptable terms, or that any insurance policy will provide adequate protection against potential claims. A successful liability claim brought against us may exceed any insurance coverage secured by us and could have a material adverse effect on our results or ability to continue our platform.

We will need to increase the size of our organization and may experience difficulties in managing growth.

Our anticipated future growth is expected to impose significant added responsibilities on members of management, including the need to identify, recruit, maintain, and integrate new employees. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

We depend and will continue to depend on key existing and future personnel.

Our success depends, to a large degree, upon the efforts and abilities of our officers and key management employees. The loss of the services of one or more of our key employees could have a material adverse effect on our operations. In addition, as our business model is implemented, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. Key employees will require a strong background in our industry. We cannot assure that we will be able to successfully attract and retain key personnel.

We rely on information technology to operate our business and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

We depend on the use of sophisticated information technology and systems, which we have customized in-house, for provision of several online services, customer relationship management, communications and administration. As our operations grow in both size and scope, we will need to continuously improve and upgrade our systems and infrastructure to offer our customers enhanced services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure in a cost-effective manner. Our future success also depends on our ability to upgrade our services and infrastructure ahead of rapidly evolving consumer demands while continuing to improve the performance, features and reliability of our service in response to competitive offerings.

We may not be able to maintain or replace our existing systems or introduce new technologies and systems as quickly as our competitors, in a cost-effective manner or at all. We may also be unable to devote adequate financial resources to develop or acquire new technologies and systems in the future.

We may not be able to use new technologies effectively, or we may fail to adapt our websites, transaction processing systems and network infrastructure to consumer requirements or emerging industry standards. If we face material delays in introducing new or enhanced solutions, our customers may forego the use of our services in favor of those of our competitors.

Resale-20

Our customer devices include license software from third party vendors, as we continue to introduce new offering services. We cannot be sure that such technology licenses will be available on commercially reasonable terms, if at all. Any of these events could have a material adverse effect on our operations.

We operate in a highly competitive industry.

We encounter and expect to encounter in the future competition from local, regional or national entities, some of which have superior resources or other competitive advantages. Intense competition may adversely affect our business, financial condition or results of operations. We may also experience competition from companies in the wellness space. These competitors may be larger and more highly capitalized, with greater name recognition. We will compete with such companies on brand name, quality of services, level of expertise, advertising, product and service innovation and differentiation of product and services. As a result, our ability to secure significant market share may be impeded. Although we believe our services will enable us to serve more patients than traditional physical therapy providers, if these more established offices or providers start offering similar services to ours, their name recognition or experience may enable them to capture a greater market share.

Our success in the healthcare space depends on our ability to recruit and retain experienced therapists.

Our future revenue generation in the healthcare space is dependent upon referrals from physicians in the communities our clinics serve, and our ability to maintain good relations with these physicians. Our therapists are the front line for generating these referrals and we are dependent on their talents and skills to successfully cultivate and maintain strong relationships with these physicians. If we cannot recruit and retain our base of experienced and clinically skilled therapists, our business may decrease, and our net operating revenues may decline.

We rely on third-party systems and service providers, and any disruption or adverse change in their businesses could have a material adverse effect on our business.

We currently rely on certain third-party computer systems, service providers, and local cable operators to provide various services that we offer customers. Any interruption or deterioration in performance of these third-party systems and services could have a material adverse effect on our business.

Our success is also dependent on our ability to maintain our relationships with these third-party systems and service providers, including our technology partners. In the event our arrangements with any of these third parties are impaired or terminated, we may not be able to find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could result in significant additional costs or disruptions to our business.

We rely on the value of our brand, and any failure to maintain or enhance consumer awareness of our brand could have a material adverse effect on our business, financial condition and results of operations.

We believe continued investment in our brand and the brands of our subsidiaries is critical to maintaining and expanding our business. We believe that our brand is respected and recognized in the markets where we have customers. However, we are relatively new to the Indian Ecommerce sector and may not enjoy the same brand recognition in new areas in which we launch new businesses. We have invested in developing and promoting our brand since our inception and expect to continue to invest in maintaining our brand’s value, which we hope will enable us to compete against increased spending by our competitors and against emerging competitors, and allow us to expand into new geographies where our brand is not well known. However, there is no assurance that we will be able to successfully maintain or enhance consumer awareness of our brand. Even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of our brand and generate demand in a cost-effective manner, it could negatively impact our ability to compete in the ecommerce sector which would have a material adverse effect on our business.

Resale-21

We may not be successful in implementing our growth strategies.

Our growth strategy is to enhance our service platforms by investing in technology, and expanding into new geographic markets. Our success in implementing our growth strategies may be affected by:

●	our ability to increase the number of suppliers, and product offerings on our platform;

●	our ability to continue to expand our distribution channels, and market and cross-sell our services and products to facilitate the expansion of our business;

●	our ability to build or acquire technology;

●	the general condition of the global economy (particularly in India and markets with close proximity to India) and continued growth in demand for online services;

●	our ability to compete effectively with existing and new entrants to the Indian ecommerce industry;

●	the growth of the Internet as a medium for commerce in India;

●	changes in the regulatory environment; and

●	our ability to expand into new geographic markets.

Many of these factors are beyond our control and there can be no assurance that we will succeed in implementing our strategy.

We may not be successful in pursuing strategic partnerships and acquisitions, and future partnerships and acquisitions, including the acquisition of Sri Sai, may not bring us anticipated benefits.

Part of our growth strategy is the pursuit of strategic partnerships and acquisitions. There can be no assurance that we will succeed in implementing this strategy as it is subject to many factors which are beyond our control.

This strategy may also subject us to uncertainties and risks, including acquisition and financing costs, potential ongoing and unforeseen or hidden liabilities, diversion of management resources and cost of integrating acquired businesses. We could face difficulties integrating the technology of acquired businesses, including that of the acquired Sri Sai business, with our existing technology, and employees of acquired business, including those of the recently acquired Sri Sai business, into various departments and ranks in our company, and it could take substantial time and effort to integrate the business processes being used in acquired businesses, including those of the recently acquired Sri Sai business, with our existing business processes. Moreover, there is no assurance that such partnerships or acquisitions, including the recently acquired Sri Sai business, will achieve our intended objectives or enhance our revenue.

If we are unable to continue to identify and exploit new market opportunities, our future revenues may decline and as a result our business, financial condition and results of operations could be materially and adversely affected.

As more participants enter our markets, we may experience a decrease in future revenues in a particular market. We may not be able to attract new customers or successfully enter new markets. If we are unable to continue to identify and exploit new market opportunities on a timely and cost-effective basis, our future revenues may decline and as a result our business, financial condition and results of operations could be materially and adversely affected.

Changing laws, rules and regulations and legal uncertainties, including adverse application of tax laws and regulations, may adversely affect our business and financial performance.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing, or the promulgation of new, laws, rules and regulations applicable to us and our business, including those relating to the Internet and e-commerce, consumer protection and privacy. Such unfavorable changes could decrease demand for our services and products, increase costs and/or subject us to additional liabilities. For example, there may continue to be an increasing number of laws and regulations pertaining to the Internet and e-commerce, which may relate to liability for information retrieved from or transmitted over the Internet or mobile networks, user privacy, taxation and the quality of services and products sold or provided through the Internet. Furthermore, the growth and development of e-commerce may result in more stringent consumer protection laws that may impose additional burdens on online businesses generally.

Resale-22

The application of various Indian and international sales, use, occupancy, value-added and other tax laws, rules and regulations to our services and products is subject to interpretation by the applicable taxing authorities. Many of the statutes and regulations that impose these taxes were established before the growth of the Internet, mobile networks and e-commerce. If such tax laws, rules and regulations are amended, new adverse laws, rules or regulations are adopted or current laws are interpreted adversely to our interests, particularly with respect to occupancy or value-added or other taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject us to penalties and, if we pass on such costs to our customers, decrease the demand for our services and products. As a result, any such changes or interpretations could have an adverse effect on our business and financial performance.

Infrastructure in India may not be upgraded in order to support higher internet penetration, which may require additional investments by and expenses for us.

Although projections in the Bharat 2.0 study released by Nielson shows that there is significant room for growth in the markets in which we operate, there can be no assurance that such growth will occur. Further, there can be no assurance that Internet penetration in India will increase in the future, as slowdowns or disruptions in upgrading efforts for infrastructure in India could reduce the rate of increase in the use of the Internet. As such, we may need to make additional investments in alternative distribution channels. Further, any slowdown or negative deviation in the anticipated increase in Internet penetration in India may adversely affect our business and prospects.

Our results of operations are subject to fluctuations in currency exchange rates.

As the functional currency of Lytus India, our key operating subsidiary, is the Indian Rupee, our exposure to foreign currency risk primarily arises in respect of our non-Indian Rupee-denominated trade and other receivables, trade and other payables, and cash and cash equivalents.

We may not be able to obtain additional financing, if needed, on terms that are acceptable or at all, which could prevent us from developing or enhancing our business, taking advantage of future opportunities or responding to competitive pressure or unanticipated requirements.

Our business is dependent upon the availability of adequate funding and sufficient capital. If we need to raise additional funds, we may not be able to obtain additional financing when needed. If we cannot raise additional funds on acceptable terms, we may not be able to develop or enhance our business, take advantage of future opportunities or respond to competitive pressure or unanticipated requirements.

We may experience technology failures while developing and enhancing our software.

In order to maintain our competitive advantage, our software is under continuous development. There is risk that software failures may occur and result in service interruptions and have other unintended consequences, which could have a material adverse effect on our business, financial condition and results of operations.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting transactions on our platform, reduce the attractiveness of our platform and result in a loss of borrowers or investors.

In the event of a platform outage or physical data loss, our ability to perform our servicing obligations, process applications or make products and services available on our platform could be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur.

Resale-23

We operate in a rapidly evolving business environment. If we are unable to adapt our business effectively to keep pace with these changes, our ability to succeed will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The pace of change in our industry is extremely rapid. Operating in such a rapidly changing business environment involves a high degree of risk. Our ability to succeed will depend on our ability to adapt effectively to these changing market conditions. If we are unable to keep up with technological changes, we may not be able to compete effectively. Our business environment is characterized by rapid technological changes, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

●	develop, license and defend intellectual property,

●	enhance our existing services,

●	develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers,

●	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis,

●	respond to the demand for new services, products and technologies on a cost-effective and timely basis, and

●	adapt to technological advancements and changing standards to address the increasingly sophisticated requirements and varied needs of our current and prospective customers.

We cannot assure you that we will be able to respond in a timely manner to changing market conditions or customer requirements. The development of proprietary electronic trading technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking or telecommunications technologies may require us to devote substantial resources to modify, adapt and defend our technology. We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards, or that we will be able to successfully defend any challenges to any technology we develop. Any failure on our part to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements, could have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially adversely affected as a result of the risks associated with acquisitions and investments.

We may pursue further acquisitions and investments in the future, and any such transactions are accompanied by risks. For instance, an acquisition could have a negative effect on our financial and strategic position and reputation or the acquired business could fail to further our strategic goals. Moreover, we may not be able to successfully integrate acquired businesses into our own business, and therefore we may not be able to realize the intended benefits from any future acquisitions. We may lack experience in the markets, products or technologies of an acquired company and we may have an initial dependence on unfamiliar supply or distribution partners. An acquisition could create an impairment of relationships with customers or suppliers of the acquired business or our advisors or suppliers. All of these and other potential risks may serve as a diversion of our management’s attention from other business concerns, and any of these factors could have a material adverse effect on our business.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how, or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed upon by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in India, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. Additionally, the application and interpretation of India’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in India are still evolving and are uncertain, and we cannot assure you that Indian courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

Resale-24

Our platforms and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Errors or other design defects within the software on which we rely may result in a negative experience for customers and funding sources, delay introductions of new features or enhancements, result in errors or compromise our ability to protect customer or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of customers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

Our business is dependent on our ability to maintain relationships with our business partners and other third parties, and, we are subject to risks associated with our business partners and other third parties.

We currently rely on a number of business partners and other third parties in various aspects of our business. In addition, we cooperate with a number of business partners and other third parties to deliver our services to our customers. If third-party service providers fail to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner, or at all. Pursuing, establishing and maintaining relationships with business partners and other third parties, as well as integrating their data and services with our system, require significant time and resources.

The smooth operation of our business also depends on the compliance by our business partners and other third parties with applicable laws and regulations. Any negative publicity about business partners and other third parties could harm our reputation. If any of the foregoing were to occur, our business and results of operations could be materially and adversely affected. Our reputation is associated with these business partners and other third parties, and if any of the foregoing were to occur, our reputation may suffer.

A substantial portion of our business and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

A substantial portion of our business and employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our common shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have generally pursued policies of economic liberalization and financial sector reforms, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2009, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. However, the present government is a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement such policies or initiatives. The rate of economic liberalization could change, and specific laws and policies affecting travel service companies, foreign investments, currency exchange rates and other matters affecting investments in India could change as well. A significant change in India’s policy of economic liberalization and deregulation or any social or political uncertainties could adversely affect business and economic conditions in India generally and our business and prospects.

Resale-25

As the domestic Indian market constitutes a significant source of our revenue, a slowdown in economic growth in India could cause our business to suffer.

The performance and growth of our business are necessarily dependent on economic conditions prevalent in India, which may be materially and adversely affected by political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise. The Indian economy also remains largely driven by the performance of the agriculture sector, which is difficult to predict. The Indian economy has grown significantly over the past few years. In the past, economic slowdowns in the Indian economy have harmed the ecommerce sector as customers have less disposable income for their shopping online. Any future slowdown in the Indian economy could have a material adverse effect on the demand for the products we sell and, as a result, on our financial condition and results of operations.

Trade deficits could also adversely affect our business and the price of our common shares. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If trade deficits increase or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our common shares could be adversely affected.

India also faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. If India’s economic growth cannot be sustained or otherwise slows down significantly our business and prospects could be adversely affected.

The ecommerce business in India is susceptible to extraneous events such as terrorist attacks and other acts of violence, which may result in a reduction in online transaction volumes impacting our business profitability.

Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. In addition, any deterioration in international relations between India and other countries may result in concerns regarding regional stability which could adversely affect the price of our common shares. The occurrence of any of these events may result in a loss of business confidence and have an adverse effect on our business and financial performance.

Natural calamities could have a negative impact on the Indian economy and cause our business to suffer.

India has experienced natural calamities such as earthquakes, tsunamis, floods, and drought in the past few years. The extent and severity of these natural disasters determines their impact on the Indian economy. Substantially all of our operations and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. The occurrence of any of these disasters may result in a loss of business confidence and have an adverse effect on our business and financial performance.

Restrictions on foreign investment in India may prevent us from making future acquisitions or investments in India, which may adversely affect our results of operations, financial condition and financial performance.

India regulates ownership of Indian companies by foreigners, although some restrictions on foreign investment have been relaxed in recent years. These regulations and restrictions may apply to acquisitions by us or our affiliates, including Lytus India and affiliates which are not resident in India, of shares in Indian companies or the provision of funding by us or any other entity to Indian companies within our group. For example, under its consolidated foreign direct investment policy, the Government of India has set out additional requirements for foreign investments in India, including requirements with respect to downstream investments by Indian companies owned or controlled by foreign entities and the transfer of ownership or control of Indian companies in sectors with caps on foreign investment from resident Indian persons or entities to foreigners. These requirements, which currently include restrictions on valuations and sources of funding for such investments and may include prior approval from the Foreign Investment Promotion Board, may adversely affect our ability to make investments in India, including through Lytus India. There can be no assurance that we will be able to obtain any required approvals for future acquisitions or investments in India, or that we will be able to obtain such approvals on satisfactory terms.

Our business and activities are regulated by The Competition Act, 2002.

The Competition Act, 2002, as amended (the “Competition Act”), several provisions of which have recently come into force, seeks to prevent practices that could have an appreciable adverse effect on competition. Under the Competition Act, any arrangement, understanding or action between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition, is void and will be subject to substantial penalties. Any agreement that directly or indirectly determines purchase or sale prices, limits or controls production, or creates market sharing by way of geographical area or number of customers in the market is presumed to have an appreciable adverse effect on competition. Provisions relating to the regulations of certain acquisitions, mergers or amalgamations which have an appreciable adverse effect on competition are not yet in force. Such provisions could, if brought into force in the future, be applicable to us.

The effect of the Competition Act on the business environment in India is unclear. If we or any member of our group, including Lytus India, are affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act or any enforcement proceedings initiated by the Competition Commission of India or any adverse publicity that may be generated due to scrutiny or prosecution by the Competition Commission of India, our business and financial performance may be materially and adversely affected.

Resale-26

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future services,

●	projections of revenue, earnings, capital structure and other financial items,

●	the development of future company-owned call centers,

●	statements regarding the capabilities of our business operations,

●	statements of expected future economic performance,

●	statements regarding competition in our market, and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Resale-27

DESCRIPTION OF THE STANDBY EQUITY PURCHASE AGREEMENT

On February 3, 2025, we entered into the SEPA with the Selling Shareholder. Pursuant to the SEPA, the Selling Shareholder agreed to advance to the Company, subject to the satisfaction of certain conditions as set forth therein, the principal amount of $6 million, evidenced by Notes in two tranches. The first tranche of the Pre-Paid Advance was disbursed on February 3, 2025, in the principal amount of $5 million, less a discount in the amount equal to $250,000, which was 5% of the principal amount of such Pre-Paid Advance netted from the purchase price due and structured as an original issue discount. The second tranche of the Pre-Paid Advance was disbursed on March 12, 2025 in the principal amount of $1 million (less a discount of $50,000), the second trading day after the Prior Registration Statement was declared effective by the SEC. The Notes do not accrue interest on the outstanding principal balance unless an Event of Default (as defined in the Notes) occurs, in which case, the interest would increase to an annual rate of 18% for so long as such event remains uncured. The Notes mature on March 1, 2026, which may be extended at the option of the Selling Shareholder, and are convertible at a conversion price equal to the lower of (i) $0.7048 per share or (ii) 93% of the lowest daily VWAP (as defined below) during the five consecutive trading days immediately preceding the date of conversion (the “Conversion Price”), subject to a floor price of $0.1236 (the “Floor Price”). In addition, as set forth in the Notes, the Floor Price may be irrevocably reduced to any price set forth in a written notice by the Company to the Selling Shareholder and on March 14, 2025, the Company notified the Selling Shareholder that the Floor Price was reduced to $0.05. On March 12, 2025, the Prior Registration Statement registering the resale of up to 49,962,532 common shares by Yorkville pursuant to the SEPA was declared effective by the SEC, however as a result of the determination by The Nasdaq Stock Market LLC to delist the common shares on March 27, 2025, the Prior Registration Statement cannot be relied on by the Company or Yorkville for the resale of all common shares issuable under the SEPA. Consequently, the Company is filing this registration statement on Form F-1 to register such common shares issuable in connection with the SEPA.

Pursuant to the SEPA, and upon the satisfaction of the conditions to the Selling Shareholder’s purchase obligation set forth in the SEPA, including the registration of common shares issuable pursuant to the SEPA for resale, we will have the right, from time to time, until March 1, 2028, to require the Selling Shareholder to purchase up to $100 million of common shares, subject to certain limitations and conditions set forth in the SEPA, by delivering Advance Notices to the Selling Shareholder.

If there is no balance outstanding under a Note, we may, in our sole discretion, select the amount of the advance that we desire to issue and sell to the Selling Shareholder in each Advance Notice, subject to a maximum limit equal to 100% of the average of the daily volume traded of the common shares on the OTCQB during the five consecutive trading days immediately preceding an Advance Notice (“Maximum Advance Amount”). If there is a balance outstanding under a Note, we may only submit an Advance Notice (i) if an Amortization Event (as defined below) has occurred and our obligation to make prepayments under the Notes has not ceased, and (ii) the aggregate purchase price owed to us from such Advances (“Advance Proceeds”) will be paid by the Selling Shareholder by offsetting the amount of the Advance Proceeds against an equal amount outstanding under the Notes.

Pursuant to an Advance Notice, the shares will be issued and sold to the Selling Shareholder at a per share price equal to, at the election of the Company as specified in the relevant Advance Notice: (i) 94.0% of the VWAP of the common shares during the applicable trading day on which the Advance Notice is delivered, or (ii) 97.0% of the lowest daily VWAP of the common shares during the three consecutive trading days commencing on the date the Advance Notice is delivered.

“Market Price” is defined in the SEPA as Option 1 Market Price or Option 2 Market Price, as applicable. Option 1 Market Price means, the daily volume weighted average price of the common shares on the OTCQB as reported by Bloomberg L.P. (“VWAP”) during the Option 1 Pricing Period. The Option 1 Pricing Period means the period on the date the Advance Notice is delivered (“Advance Notice Date”) with respect to an Advance Notice selecting an Option 1 Pricing Period commencing (i) if submitted to Yorkville prior to 9:00 a.m. Eastern Time on a trading day, the open of trading on such day or (ii) if submitted to Yorkville after 9:00 a.m. Eastern Time on a trading day, upon receipt by the Company of written confirmation of acceptance of such Advance Notice by the Yorkville (or the open of regular trading hours, if later), and which confirmation shall specify such commencement time, and, in either case, ending on 4:00 p.m. New York City time on the applicable Advance Notice Date, or such other time as may be agreed by the Company and Yorkville. Option 2 Market Price means the lowest daily VWAP of the common shares during the three consecutive trading days commencing on the Advance Notice Date (“Option 2 Pricing Period”). If, with respect to an Option 1 Pricing Period, the total number of common shares traded on the OTCQB during the applicable Pricing Period is less than the Volume Threshold (as defined below), then the number of common shares issued and sold pursuant to such Advance Notice will be reduced to the greater of (a) 30% of the trading volume of the common shares on the OTCQB during the relevant Pricing Period as reported by Bloomberg L.P. or (b) the number of common shares sold by the Selling Shareholder during such Pricing Period, but in each case not to exceed the amount requested in the Advance Notice. “Volume Threshold” is defined as a number of common shares equal to the quotient of (a) the number of Advance Shares requested by the Company in an Advance Notice divided by (b) 0.30. “Amortization Event” means (i) the daily VWAP is less than the Floor Price then in effect for five Trading Days during a period of seven consecutive Trading Days (a “Floor Price Event”), or (ii) the Company is in material breach of the Registration Rights Agreement dated February 3, 2025, between the Company and the Selling Shareholder (the “Registration Rights Agreement”), and such breach remains uncured for a period of 10 consecutive Trading Days, or the occurrence of an Event as defined in the Registration Rights Agreement.

Resale-28

For so long as there is a balance outstanding under a Note, the Selling Shareholder, at its sole discretion, may deliver to us a notice (“Investor Notice”), to cause an Advance Notice to be deemed delivered to the Selling Shareholder and the issuance of our common shares to the Selling Shareholder pursuant to an Advance. The Selling Shareholder may select the amount of the Advance pursuant to an Investor Notice which shall not exceed the limitations set forth in the SEPA, provided that the amount of the Advance selected shall not exceed the balance owed under all Notes outstanding on the date of delivery of the Investor Notice. The shares will be issued and sold to the Selling Shareholder pursuant to an Investor Notice at a per share price equal to the Conversion Price that would be applicable to the amount of the Advance selected by the Selling Shareholder if such amount were to be converted as of the date of delivery of the Investor Notice. The Selling Shareholder will pay the purchase price for such shares to be issued pursuant to the Investor Notice by offsetting the amount of the purchase price to be paid by the Selling Shareholder against an amount outstanding under the Notes.

We paid the Selling Shareholder a structuring fee of $25,000 and agreed to pay the Selling Shareholder a commitment fee in an amount equal to 1.00% of the Commitment Amount (the “Commitment Fee”), which was payable by issuing to the Selling Shareholder such number of common shares equal to the Commitment Fee divided by the Fixed Price (the “Commitment Shares”). The Commitment Shares are due as follows: (i) 40% was due on the Effective Date, (ii) 30% shall be due on the date that is 90 days following the Effective Date and (iii) 30% shall be due on the date this is 180 days following the Effective Date.

Actual sales of common shares to the Selling Shareholder under the SEPA will depend on a variety of factors, which may include, among other things, market conditions, the trading price of our common shares and determinations by us as to the appropriate sources of funding for our business and operations.

In addition, we may not issue or sell any common shares to the Selling Shareholder under the SEPA or under the Notes, which, when aggregated with all other common shares then beneficially owned by the Selling Shareholder and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13d-3 promulgated thereunder), would result in the Selling Shareholder and its affiliates beneficially owning more than 4.99% of the then-outstanding common shares (the “Beneficial Ownership Limitation”). However, the Beneficial Ownership Limitation does not prevent the Selling Shareholder from selling some or all of the common shares it acquires and then acquiring additional shares, consequently resulting in the Selling Shareholder being able to sell in excess of the 4.99% Beneficial Ownership Limitation despite not holding more than 4.99% of our outstanding common shares at any given time.

The net proceeds to us under the SEPA (other than the two tranches of the $6 million Pre-Paid Advance) will depend on the frequency and prices at which we sell common shares to the Selling Shareholder. We expect that any proceeds received by us from such sales to the Selling Shareholder will be used for working capital.

The Selling Shareholder has agreed that, except as otherwise expressly provided in the SEPA, it and its affiliates will not engage in any short sales of the common shares during the term of the SEPA.

Resale-29

The SEPA will automatically terminate on the earliest to occur of (i) the 36-month anniversary of the date of the SEPA or (ii) the date on which the Selling Shareholder shall have made payment of Advances pursuant to the SEPA for common shares equal to the Commitment Amount. We have the right to terminate the SEPA upon five trading days’ prior written notice to the Selling Shareholder, provided that there are no outstanding Advance Notices under which we are yet to issue common shares and provided that we have paid all amounts owed to the Selling Shareholder pursuant to the SEPA and the Notes. We and the Selling Shareholder may also agree to terminate the SEPA by mutual written consent.

Neither the Company nor the Selling Shareholder may assign or transfer their respective rights and obligations under the SEPA without the prior written consent of the other party. No provision of the SEPA may be modified or waived other than by an instrument in writing signed by both parties.

The SEPA contains customary representations, warranties, conditions, and indemnification obligations of the parties. The representations, warranties, and covenants contained in the SEPA were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The description of the SEPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SEPA, a copy of which is listed as exhibit to the registration statement of which this prospectus forms a part and is incorporated herein by reference.

Because the purchase price per share to be paid by the Selling Shareholder for the common shares that we may elect to sell to the Selling Shareholder under the SEPA, if any, will fluctuate based on the market prices of our common shares during the applicable Pricing Period, as of the date of this prospectus we cannot reliably predict the number of common shares that we will sell to the Selling Shareholder under the SEPA, the actual purchase price per share to be paid by the Selling Shareholder for those shares, or the actual gross proceeds to be raised by us from those sales, if any. As of April 28, 2025, there were 179,997,491 common shares outstanding, of which 64,961,788 common shares were held by non-affiliates. If all of the         shares offered for resale by the Selling Shareholder under the registration statement of which this prospectus forms a part were issued and outstanding as of , such shares would represent approximately           % of the total number of common shares outstanding and approximately           % of the total number of outstanding common shares held by non-affiliates.

Although the SEPA provides that we may, in our discretion, from time to time after the date of this prospectus and during the term of the SEPA, direct the Selling Shareholder to purchase common shares from us in one or more advances under the SEPA, for a maximum aggregate purchase price of up to $100 million, only             common shares are being registered for resale under the registration statement of which this prospectus forms a part. While the market price of our common shares may fluctuate from time to time after the date of this prospectus and, as a result, the actual purchase price to be paid by the Selling Shareholder under the SEPA for common shares, if any, may also fluctuate, in order for us to receive the full amount of the Selling Shareholder’s commitment under the SEPA, it is possible that we may need to issue and sell more than the number of shares being registered for resale under the registration statement of which this prospectus forms a part.

If it becomes necessary for us to issue and sell to the Selling Shareholder more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds equal to $100 million under the SEPA, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by the Selling Shareholder of any such additional common shares, which the SEC must declare effective, in each case, before we may elect to sell any additional common shares to the Selling Shareholder under the SEPA. The number of common shares ultimately offered for resale by the Selling Shareholder depends upon the number of common shares, if any, we ultimately sell to the Selling Shareholder under the SEPA.

Resale-30

USE OF PROCEEDS

All of the common shares offered by the Selling Shareholder pursuant to this prospectus will be sold by the Selling Shareholder for its own respective account. We will not receive any of the direct proceeds from these sales. However, we expect to receive proceeds under the SEPA from sales of Common Shares that we may elect to make to the Selling Shareholder pursuant to the SEPA, if any, from time to time in our discretion. See the section of this prospectus titled “Plan of Distribution” elsewhere in this prospectus for more information.

We currently expect to use any net proceeds we receive under the SEPA primarily for working capital. As of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, we will retain broad discretion over the use of these proceeds and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our securities.

Resale-31

DIVIDEND POLICY

The holders of our common shares are entitled to dividends out of funds legally available when and as declared by our Board subject to the BVI Act. Our Board has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary and other holdings and investments. In addition, our operating company may, from time to time, be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

Resale-32

EXCHANGE RATE INFORMATION

Our business is conducted in India, and the financial records of our Indian subsidiaries are maintained in Indian rupees, its functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830-10, “Foreign Currency Matters.” We have translated our asset and liability accounts using the exchange rate in effect at the balance sheet date. We translated our statements of operations using the average exchange rate for the period. We reported the resulting translation adjustments under other comprehensive income/loss. Unless otherwise noted, we have translated profit and loss items at an average rate of Rs. 82.82 for the year ended March 31, 2024 and at an average rate of Rs. 80.57 for the year ended March 31, 2023 and Rs.83.62 for the interim six-month period ended September 30, 2024. For balance sheet items, we have translated at a closing rate of Rs. 83.34 as of March 31, 2024 and at a closing rate of Rs. 82.18 as of March 31, 2023 and Rs.83.82 for the interim six-month period ended September 30, 2024.

We make no representation that any Rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Rupee, as the case may be, at any particular rate, or at all. We do not currently engage in currency hedging transactions.

Resale-33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition as of September 30, 2024 and March 31, 2024 and results of operations for the six months ended September 30, 2024 and 2023 in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this prospectus, and our Annual Report on Form 20-F for the year ended March 31, 2024, as filed with the SEC on August 15, 2024

Some of the statements contained in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in “Item 3. Key Information—D. Risk Factor Summary” section of our most recent Annual Report on Form 20-F filed with the SEC, and those described from time to time in our future reports to be filed with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

Company Overview

We are a growing platform services company, primarily providing content streaming and telecasting services with over four million active users located all across India. Our Lytus platform provides a wide range of streaming services and telemedicine services with local assistance through local Health Centers. Through our platform, our customers are well connected via CPE devices and STBs and have access to multi-dimensional services including telemedicine service we place to offer in the future.

We believe that our strong customer base and expansive market presence position us to expand our portfolio of offerings. We have been focused on adopting and implementing technologies that can change the landscape of being a conventional streaming services provider. Partnering with those who share our passion, we strive to provide India’s semi-urban, urban population with unmatched services across tele-healthcare.

We intend to benefit from India’s e-commerce boom and the recent tele-medicine regulation through the acquisition of Sri Sai and other similar companies. We will recruit management teams of Sri Sai having many years of pioneering experience in IPTV business and telemedicine in India and USA, which we believe will help us create a profitable and sustainable business model with rapid growth prospects. We believe that our deep understanding and local expertise have enabled us to create solutions that address the needs and preferences of our consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of our success.

We are focused on consolidating our subscriber base for future technology services, such as telemedicine and healthcare services and at the same time, on developing our technology platform for a better service experience. We expect the technology services to be provided through our proprietary unified technology platform. Presently, we provide streaming and internet services through our platform. We are simultaneously working to strengthen our platform services, including advancing our platform with the state-of-art technology.

Key Factors For Our Performance

The following factors are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

●	Number of Subscribers: our revenue growth and long-term profitability are affected by our ability to increase our subscriber base because we derive a substantial portion of our revenue from streaming services and via client contracts that provide subscribers access to our Lytus platform in exchange for a contractual based monthly fee. Revenue is driven primarily by the number of subscribers, the number of services contracted for by a subscriber and the contractually negotiated prices of our services and online content that is specific to that particular subscriber. We believe that increasing our subscriber base is an integral objective that will provide us with the ability to continually innovate our services and support initiatives that will enhance subscriber experiences and lead to increasing or maintaining our existing annual net dollar retention rate. The number of subscribers pertaining to Sri Sai business were 856,127 for six months period ending September 30, 2024 and 815,105 for the year ended March 31, 2024. The increase in subscribers was primarily driven by increased market share.

●	Cluster of customized online content: the Lytus platform provides an opportunity to customize the online content to meet the needs of that particular subscriber. We plan to form partnership with other companies to develop our telemedicine business and entertainment and education online content. Revenues arising from this segment will be driven primarily by the customizable content formats aligned with the customer satisfaction. We believe that increasing our current subscriber utilization rate is a key objective in order for our subscribers to realize tangible healthcare savings with our service.

Resale-34

Six months ended September 30, 2024, compared to six months ended September 30, 2023

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of profit or loss and other comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of profit or loss and other comprehensive income.

Share Warrant Liability

We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 — Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement. Share warrants are accounted for as a derivative in accordance with IFRS 9 — Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative. Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash. We will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial rights	5 – 10 years

Resale-35

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.”

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: IAS 38.21

a. it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b. the cost of the asset can be measured reliably

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. IAS 38.22 The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. IAS 38.33

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

Resale-36

Deferred offering costs

Deferred offering costs consist of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to our initial public offering (“IPO”) and that were charged to stockholder equity upon completion of the IPO. The Company has no deferred offering costs for the period ended September 30, 2024 and/or for the year ended March 31, 2024 and/or for the period ended September 30, 2023.

Revenue from Contract with Customers and Other Income

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming/telecasting, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage. Refer to Note 19 and 20 for details on modification and acquisition of Sri Sai.

During the six months ended September 30, 2024, our total income of $12,052,318 comprised of Revenue from Contract with Customers of 12,013,543 and other income of $38,775, whereas during the six months ended September 30, 2023, our total income of $9,712,550 comprised of Revenue from Contract with Customers of $9,660,331 and other income of $52,219.

The overall increase of $2,339,768 or 24%, which is primarily comprised of (a) increase in Revenue from Contract with Customers by $2,353,212 or 24%; and (b) decrease in Other Income by $13,443 or 26% arising from balances written back.

STATEMENT OF OPERATIONS DATA:	For the 6 months ended September 30, 2024		For the 6 months ended September 30, 2023		Change
	$	%	$	%	$	%
Operating revenue	12,013,543	100%	9,660,331	99%	2,353,212	24%
Other Income	38,775	0%	52,219	1%	(13,444)	-26%
Total Revenue	12,052,318	100%	9,712,550	100%	2,339,768	24%

The revenue from contract with customers and other income consist of:

Disaggregated revenue information

Revenue from contract with customers	For the 6 months ended September 30, 2024	For the 6 months ended September 30, 2023		Change Sept 24 vs March 24
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	7,451,974	6,760,470	691,504)	10%
Carriage/Placement Fees	3,189,167	2,548,959	640,208)	25%
Advertisement Income	151,250	244,074	(92,824)	-38%
Activation fees	98,296	106,828	(8,532)	-8%
Unbilled Revenue	1,122,856		1,122,856	100%
Total revenue from contract with customers	12,013,543	9,660,331	2,353,212)	24%

Other income
	-	2,106	(2,106)	(100)%
Miscellaneous Income	7	-	7)	7%
Sundry Balances written back	8,372	50,113	(41,741)	(83)%
Profit on termination of lease	30,396	-	30,396	100%
Total Other Income	38,775	52,219	(13,443)	(26)%
Total Income	12,052,318	9,712,550	2,339,768	24%

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the six months period ended September 30, 2024, of $8,812,374, which is relating to Sri Sai business, whereas it has incurred costs of revenue for the six months period ended September 30, 2023 of $7,757,172. The increase of $1,055,202 or 14% is on account of decrease in subscriber levels and fixed costs remaining the same.

Resale-37

Staffing Expenses

For the six-month ended September 30, 2024, the staffing costs was $391,663, representing a decrease of $79,518 or 17% from the six months ended September 30, 2023, of $471,181. The decrease was primarily due to the cost optimization at Sri Sai.

Amortization and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $169,380 for the six months ended September 30, 2024, representing a decrease of $90,457 or 35% from $259,837 in the six months ended September 30, 2023.

Amortization and depreciation costs were $ 619,932, for the six months ended September 30, 2024, representing an increase of $166,141 or 37% from $453,791 in the six months ended September 30, 2023.

Other operating expenses was $1,285,854 for the six months ended September 30, 2024, representing an decrease of $178,442 or 12% from $1,464,296 in the six months ended September 30, 2023.

Finance and other cost

For the six months ended September 30, 2024, the most significant components of finance expenses were Interest on Bank Loans, which was $53,552, representing a decrease of $566,041 or 91% from $619,593 in the six months ended September 30, 2023.

Liquidity and Capital Resources

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products as well as working capital impacts from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment instalment plans. Further, the Company has acquired 51% of Sri Sai, as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction as a plan to expand its subscriber base.

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position,

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

●	We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

●	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Resale-38

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets, fair value estimation of warrants and critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We did not have any undisclosed off-balance sheet arrangements as of September 30, 2024 and March 31, 2024.

Trade Receivable

Assessment as to whether the trade receivables from Sri Sai business are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Impairment of property and equipment and intangible assets excluding goodwill:

At each reporting date, the Group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.”

Resale-39

Assessment as to whether the trade receivables and other receivables from The erstwhile partner are impaired

When measuring Expected Credit Loss (ECL) of receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on our future results. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenues.

STATEMENT OF OPERATIONS DATA:	For the 6 months ended September 30, 2024		For the 6 months ended September 30, 2023		Change
	$	%	$	%	$	%
Operating revenue	12,013,543	100%	9,660,331	99%	2,353,212	24%
Other Income	38,775	0%	52,219	1%	(13,443)	-26%
Total Revenue	12,052,318	100%	9,712,550	100%	2,339,768	24%
Cost of revenue	8,812,374	73%	7,757,172	80%	1,055,202	14%
Other operating expenses	1,285,854	11%	1,464,296	15%	(178,441)	-12%
Legal and professional expenses	169,380	1%	259,837	3%	(90,457)	-35%
Staffing expenses	391,663	3%	471,181	5%	(79,518)	-17%
Depreciation and amortisation	619,932	5%	453,791	5%	166,141	37%
Net income	773,115	6%	(693,727)	-7%	1,466,842	211%
Interest expenses	53,552	0%	619,593	6%	(566,041)	-91%
Interest income	1,091	0%	-	0%	1,091	100%
Income (loss) from continuing operations before income taxes	720,654	6%	(1,313,320)	-14%	2,033,974	155%
Income tax	71,682	1%	(31,380)	0%	40,302	128%
Net income after tax	648,972	5%	(1,281,940)	-13%	1,930,912	151%
Other comprehensive income
Items that will not be reclassified to profit or loss
Reclassification of defined benefit obligation	(88)		481		569	118%
Items that may be reclassified subsequently to income
Foreign currency translation reserves of subsidiaries, net of tax	(6,831)		104,316		(97,485)	-93%
Total comprehensive income for the period	655,891		(1,178,105)		1,833,996	156%
Attributable to:
Controlling interest	578,146		(1,391,842)		1,969,988	142%
Non-controlling interest	77,745		213,737		(135,992)	-64%
Basic income per common share	0.12		(1.98)
Diluted income per common share	0.12		(1.98)

Resale-40

Revenue

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus Technologies Private Limited (“Lytus India”), our wholly-owned subsidiary incorporated in India, did not have significant operations during the six months ended September 30, 2024 and during the fiscal year ended March 31, 2024. Lytus India has acquired Sri Sai that has active business operations and that meets the criteria (5 steps) for recognizing revenue from contracts with customers in pursuant to IFRS 15.

During the six months ended September 30, 2024, our total income of $12,052,318 comprised of Revenue from Contract with Customers of 12,013,543 and other income of $38,775, whereas during the six months ended September 30, 2023, our total income of $9,712,550 comprised of Revenue from Contract with Customers of $9,660,331 and other income of $52,219.

The overall increase of $2,339,768 or 24%, which is primarily comprised of (a) increase in Revenue from Contract with Customers by $2,353,212 or 24%; and (b) decrease in Other Income by $13,443 or 26% arising from balances written back.

The number of subscribers pertaining to Sri Sai business were 856,127 for six months period ending September 30, 2024 and 815,105 for the year ended March 31, 2024. The increase in subscribers was primarily driven by increasing market share.

Other Income/Application of IFRS 15

The following table presents other income (including fair value gains on warrant liability) for the six months period ended September 30, 2024 and for the year ended March 31, 2024.

Revenue from contract with customers	For the 6 months ended September 30, 2024	For the 6 months ended September 30, 2023	Change Sept 24 vs March 24
Other income
Fair vaue gain on warrant liability		2,106	(2,106)	100
Miscellaneous Income	7		(7)	-7%
Profit on Termination of lease	30,396	-	30,396	8%
Sundry Balances written back	8,372	50,113	(41,741)	-83%
Total Other Income	38,775	52,219	(13,443)	24%

The Group acquired approximately 1 million subscriber connections from a licensed streaming company (Sri Sai), effective from April 1, 2022.

Resale-41

Cost of revenue

The Company has incurred cost of revenue for the six months period ended September 30, 2024, of $8,812,374, which is relating to Sri Sai business, whereas it has incurred costs of revenue for the six months period ended September 30, 2023 of $7,757,172. The increase of $1,055,202 or 14% is on account of decrease in subscriber levels and fixed costs remaining the same.

Staffing Expenses

For the six-month ended September 30, 2024, the staffing costs was $391,663, representing a decrease of $79,518 or 17% from the six months ended September 30, 2023, of $471,181. The decrease was primarily due to the cost optimization at Sri Sai.

Amortization and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses were $169,380 for the six months ended September 30, 2024, representing a decrease of $90,457 or 35% from $259,837 in the six months ended September 30, 2023.

Amortization and depreciation costs were $ 619,932, for the six months ended September 30, 2024, representing an increase of $166,141 or 37% from $453,791 in the six months ended September 30, 2023.

Other operating expenses was $1,285,854 for the six months ended September 30, 2024, representing an decrease of $178,442 or 12% from $1,464,296 in the six months ended September 30, 2023.

Finance and other cost

For the six months ended September 30, 2024, the most significant components of finance expenses were Interest on Bank Loans, which was $53,552, representing a decrease of $566,041 or 91% from $619,593 in the six months ended September 30, 2023.

Foreign Currency Exchange Rate Risk

As a result of our operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. Our functional currency is the U.S. dollar and the functional currency of Lytus India and Sri Sai, which generate the majority of our revenue, is the Indian Rupees (“INR”). The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the Rupee depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported exchange difference on foreign currency translation of subsidiaries, net of tax of $ 6,831 for the six months ended September 30, 2024, and $104,316 for the six months ended September 30, 2023.

Interest Rate Sensitivity

Cash and short-term investments were held primarily in bank and time deposits. The fair value of our cash and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Resale-42

B. Liquidity and Capital Resources

Liquidity and Capital Resources:

The components of cash flow for the six months ended September 30, 2024 and September 30, 2023:

	For the year September 30, 2024	For the year September 30, 2023
Net cash provided by/(used in) operating activities	$182,070	$372,260
Net cash used in investing activities	(1,069,221)	(2,477,923)
Net cash provided by financing activities	1,025,059	1,880,059
Cash acquired in business combination	-	-
Exchange rate effect on cash	(70,819)	(1,097)
Net cash inflow (outflow)	$313,466	$85,108

Cash provided by/used in Operating Activities

Net cash provided by operating activities was $182,070 for the six months ended September 30, 2024 and net cash provided by operating activities was $372,260 for the six months ended September 30, 2023.

Cash used in Investing Activities

Net cash used in investing activities was $1,069,221 for the six months ended September 30, 2024, and net cash used in investing activities was $2,477,923 for the six months ended September 30, 2023.

Cash provided by Financing Activities

Net cash provided by financing activities was $1,025,059 for the six months ended September 30, 2024 and net cash provided by financing activities was $1,880,059 for the six months ended September 30, 2023.

Critical Accounting Estimates

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the 6 month period ended September 30, 2024 and for the year ended March 31, 2024.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”).

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables are impaired.

When measuring Expected Credit Loss (ECL) of receivables the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

●	Impairment of property and equipment and intangible assets excluding goodwill

Resale-43

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

Note on Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is April 10, 2024, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

On February 5, 2024, the Company has announced a reverse stock split of its issued and outstanding ordinary shares, par value $0.01 per share at a ratio of 1-for-60 so that every 60 shares issued is combined to 1 share. As a result of the 2024 Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 93,679,260 shares to 1,561,309 shares.

Note on Subsequent Events

IAS 10 (Events After the Reporting Period) defines an adjusting event as an event that provides evidence of conditions that existed at the reporting date and requires adjustments to the financial statements.

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is February 11, 2025, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

In December 2024, out of the three tranches, both the 1st Tranche and 2nd Tranche of the promissory notes were fully converted into equity shares of the Company. The conversion included the principal amount of the notes and the accrued interest up to the conversion date. Since the promissory notes included a contractual conversion right, and evidence existed at the reporting date that the Investors intended to convert them into common shares, this event qualifies as an adjusting event under IAS 10.

Resale-44

Accordingly, the financial statements have been adjusted to reflect:

●	The conversion of the first and second tranche promissory notes into equity.

●	The elimination of the related liabilities and accrued interest up to the conversion date.

●	The lapse of associated warrants post-repayment.

These adjustments ensure that the financial statements present an accurate and fair view of the Company’s financial position as of the reporting date.

The impact of this transaction on the equity structure is summarized below:

Impact on Equity Structure

Date of Conversion	Promissory Note Converted ($)	No of Shares Issued	Conversion Price per Share ($)	Increase in Share Capital ($)	Increase in Share Premium (Net of Transaction Cost) ($)
03 Dec 24	41,275	30,000	1.38	300	31,195
10 Dec 24	25,412	20,000	1.27	200	19,194
12 Dec 24	22,559	20,000	1.13	200	17,022
16 Dec 24	15,000	15,000	1	150	11,306
17 Dec 24	32,000	32,000	1	320	24,118
18 Dec 24	18,000	18,000	1	180	13,567
20 Dec 24	2,719,611	2,719,611	1	27,196	2,152,552
Impact on Equity Structure				28,546	2,268,954

Year ended March 31, 2024 compared to year ended March 31, 2023

Significant Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of profit or loss and other comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of profit or loss and other comprehensive income.

Share Warrant Liability

 We account for share warrants as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 - Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement.  Share warrants are accounted for as a derivative in accordance with IFRS 9 – Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative.  Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash.  We will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at fair value on inception date and subsequently re-measured at each reporting period with change recognised in the consolidated statements of profit or loss and other comprehensive income.

Resale-45

Intangible assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial rights	5-10 years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.”

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: IAS 38.21

a. it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b. the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. IAS 38.22 The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. IAS 38.33

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Resale-46

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

Revenue from Contract with Customers and Other Income

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming/telecasting, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

During the fiscal year ended March 31, 2024, we had a total income of $23,003,342, which was comprised of Revenue from Contract with Customers of $21,363,775 and other income of $1,639,567, whereas during the fiscal year ended March 31, 2023, we had a total income of $19,393,329, which was comprised of Revenue from Contract with Customers of $19,008,184 and other income of $385,145.

The overall increase of $3,610,013 or 19%, which is primarily comprised of (a) incremental Revenue from Contract with Customers by $2,355,591 or 12% arising from Sri Sai and (b) increase in Other Income by $1,254,422 or 326% mainly arising from provision of finance costs in respect of warrants liability no longer required by $1,274,773.

STATEMENT OF OPERATIONS DATA:	For the year ended 31 March 2024		For the year ended 31 March 2023		Change
	$	%	$	%	$	%
Operating revenue	21,363,775	93%	19,008,184	98%	2,355,591	12%
Other Income	1,639,567	7%	385,145	2%	1,254,422	326%
Total Revenue	23,003,342	100%	19,393,329	100%	3,610,013	19%

Revenue from contract with customers	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	14,955,197	13,930,887	1,024,310	7%
Carriage/Placement fees	5,410,248	3,406,204	2,004,044	59%
Advertisement Income	556,582	1,413,553	(856,971)	-61%
Device activation fees	151,960	257,540	(105,580)	-41%
Fiber use revenue	289,788	-	289,788	100%
Total revenue from contract with customers	21,363,775	19,008,184	2,355,591	12%

The Company has increased its operating revenue by 2,355,591 or 12%, mainly on account of carriage and placement fees by 2,004,044 or 59% and subscription income by 1,024,310 or 7%.

Other Income	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Fair value gain on warrant liability	-	22,766	(22,766)	100%
Provision for warrants liabilities no longer required	1,635,651	360,878	1,274,773	353%
Miscellaneous Income	3,916	1,501	2,415	161%
	1,639,567	385,145	1,254,422	326%

The Company has increased its other income by 1,254,422 or 326%, mainly on account of provision of finance costs in respect of warrants liability no longer required by 1,274,773 or 353%.

Resale-47

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the year ended March 31, 2024, of $16,762,580, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $15,454,840, whereas it has incurred costs of revenue for the year ended March 31, 2023, of $13,884,291, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $12,715,217.

The Costs of Revenue for the period ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

Cost of revenue

	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Cost of materials consumed	15,454,840	12,715,217	2,739,623	22%
Broadcaster/Subscription Fees	1,225,922	1,091,700	134,222	12%
Lease Line charges	1,658	-	1,658	100%
Cable Hardware & Networking Exp.	78,157	28,129	50,028	178%
Programming expenses	2,003	8,872	(6,869)	-77%
Ham Charges	-	3,156	(3,156)	-100%
Activation installation costs	-	37,217	(37,217)	-100%
	16,762,580	13,884,291	2,878,289	21%

The Costs of Revenue for the year ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Staffing Expenses

For the fiscal year ended March 31, 2024, the most significant components of operating expenses were staffing expense, which was $844,098, consisting of salaries, benefits and bonuses, representing an increase by $210,119 or 33% from $633,979 in the fiscal year ended March 31, 2023. The increase is primarily on account of increase in salaries due to deployment of device boxes.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses is $386,622 for the fiscal year ended March 31, 2024, representing a decrease of $446,457 or 54% from $833,079 for the fiscal year ended March 31, 2023. The legal and professional fees were high last year on account of listing and related professional fees.

Amortization and depreciation costs is $926,484, for the fiscal year ended March 31, 2024, representing an increase of $230,260 or 33% from $696,224, for the fiscal year ended March 31, 2023. The increase is primarily due to addition in property, plant and equipment during the year ended March 31, 2024.

Other operating expenses is $2,643,948 for the fiscal year ended March 31, 2024, representing an increase of $376,683 or 17% from $2,267,265 for the fiscal year ended March 31, 2023. The increase is marginal relating to Sri Sai business.

Finance and other income

There is no finance and other income for the year ended March 31, 2024, whereas Interest on tax refund were $19,123 for the fiscal year ended March 31, 2023.

Resale-48

Finance and other cost

Finance and other costs is $638,957 for the fiscal year ended March 31, 2024, representing a decrease of $1,571,447 or 71% from $2,210,404 for the fiscal year ended March 31, 2023. The decrease is relating to repayment of borrowings and no-claim of warrants liability on account of full repayment.

Finance and other cost	For the period ending March 31, 2024	For the period ending March 31, 2023	Change (USD)	Change (%)
Interest on bank overdrafts, loans and other financial liabilities	346,465.00	328,449.00	18,016	5%
Interest on lease liabilities	42,850.00	21,845.00	21,005	96%
Commission and other borrowings	232,911.00	122,000.00	110,911	91%
Collection charges	15,715.00	125,930.00	(110,215)	-88%
Share warrant expenses	-	1,607,791.00	(1,607,791)	100%
Other costs - interest on tax payables	1,016.00	4,389.00	(3,373)	-77%
	638,957	2,210,404	(1,571,447)	-71%

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,

●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position,

●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

●	We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

●	We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets, fair value estimation of warrants and critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

We base our estimates on historical experience and on various other assumptions that we believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Any future changes to these estimates and assumptions could cause a material change to our reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We did not have any undisclosed off-balance sheet arrangements as of March 31, 2024 and March 31, 2023.

Resale-49

Trade Receivable

Assessment as to whether the trade receivables from Sri Sai business are impaired: When measuring Expected Credit Loss (ECL) of receivables and other receivables related to Sri Sai business the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

 Please refer accounting policy relating to modification of earlier arrangement and acquisition of Sri Sai on Note 23, for assumptions and estimates.

Impairment of property and equipment and intangible assets excluding goodwill:

At each reporting date, the Group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.”

Resale-50

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of its total revenues.

STATEMENT OF OPERATIONS DATA:	For the year ended 31 March 2023		For the year ended 31 March 2022
	$	%	$	%	$	%
Operating revenue	21,363,775	93%	19,008,184	98%	2,355,591	12%
Other Income	1,639,567	7%	385,145	2%	1,254,422	326%
Total Revenue	23,003,342	100%	19,393,329	100%	3,610,013	19%
Cost of revenue	16,762,580	73%	13,884,291	72%	2,878,289	21%
Other operating expenses	2,643,948	11%	2,267,265	12%	376,683	17%
Legal and professional expenses	386,622	2%	833,079	4%	(446,457)	-54%
Staffing expenses	844,098	4%	633,979	3%	210,119	33%
Depreciation and amortisation	926,484	4%	696,224	4%	230,260	33%
Net income	1,439,610	6%	1,078,491	6%	361,119	33%
Interest expenses	638,957	3%	2,210,404	11%	(1,571,447)	-71%
Interest income	-	0%	19,123	0%	(19,123)	-100%
Income (loss) from continuing operations before income taxes	800,653	3%	(1,112,790)	-6%	1,913,443	-172%
Income tax	147,479	1%	523,047	3%	(375,568)	-72%
Net income after tax	653,174	3%	(1,635,837)	-8%	2,289,011	-140%
Other comprehensive income
Items that may not be reclassified subsequently to income
Reclassification of defined benefit obligation	(957)		1,400		443
Items that may be reclassified subsequently to income			-
Foreign currency translation reserves of subsidiaries, net of tax	82,351		216,022		(133,672)
Total comprehensive income for the period	734,568		(1,421,215)		2,155,782
Attributable to:			-
Controlling interest	258,015		(2,190,732)		2,448,746
Non-controlling interest	476,553		769,517		(292,964)
Basic income per common share	0.68		(2.67)
Diluted income per common share	0.68		(2.67)

Revenue

We derive substantially all of our revenue from usage-based fees earned from customers subscribing to our streaming, content management services and other products. Generally, customers enter into 12-month contracts and are invoiced monthly in advance based on usage.

Lytus Technologies Private Limited (“Lytus India”), our wholly-owned subsidiary incorporated in India, did not have significant operations during the fiscal year ended March 31, 2024 and during the fiscal year ended March 31, 2023. Lytus India has acquired Sri Sai that has active business operations and that meets the criteria (5 steps) for recognizing revenue from contracts with customers in pursuant to IFRS 15.

During the fiscal year ended March 31, 2024, we had a total income of $23,003,342, which was comprised of Revenue from Contract with Customers of $21,363,775 and other income of $1,639,567, whereas during the fiscal year ended March 31, 2023, we had a total income of $19,393,329, which was comprised of Revenue from Contract with Customers of $19,008,184 and other income of $385,145.

The overall increase of $3,610,013 or 19%, which is primarily comprised of (a) incremental Revenue from Contract with Customers by $2,355,591 or 12% arising from Sri Sai and (b) increase in Other Income by $1,254,422 or 326% arising from provision of finance costs in respect of warrants liability no longer required by $1,635,651.

The following table provides revenues separated by services for the years ended March 31, 2024 and 2023:

Disaggregated revenue information

Revenue from contract with customers	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Subscription Income	14,955,197	13,930,887	1,024,310	7%
Carriage/Placement fees	5,410,248	3,406,204	2,004,044	59%
Advertisement Income	556,582	1,413,553	(856,971)	-61%
Device activation fees	151,960	257,540	(105,580)	-41%
Fiber use revenue	289,788	-	289,788	100%
Total revenue from contract with customers	21,363,775	19,008,184	2,355,591	12%

Resale-51

Other Income/Application of IFRS 15

The following table presents other income (including fair value gains on warrant liability) for the years ended March 31, 2024 and 2023:

Other Income	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Types services
Fair value gain on warrant liability	-	22,766	(22,766)	100%
Provision for warrants liabilities no longer required	1,635,651	360,878	1,274,773	353%
Miscellaneous Income	3,916	1,501	2,415	161%
	1,639,567	385,145	1,254,422	326%

The Company has increased its other income by 1,254,422 or 326%, mainly on account of provision of finance costs in respect of warrants liability no longer required by 1,274,773 or 353%.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

The Company has incurred cost of revenue for the year ended March 31, 2024, of $16,762,580, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $15,454,840, whereas it has incurred costs of revenue for the year ended March 31, 2023, of $13,884,291, which is relating to Sri Sai business and is primarily comprised of Broadcaster / Subscription Fees of $12,715,217.

The Costs of Revenue for the period ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Costs of revenue are recognized when incurred and have been classified according to their primary function.

Cost of revenue

	For the year March 31, 2024	For the year March 31, 2023	Change
	(In USD)	(In USD)	(In USD)%
Cost of materials consumed	15,454,840	12,715,217	2,739,623	22%
Broadcaster/Subscription Fees	1,225,922	1,091,700	134,222	12%
Lease Line charges	1,658	-	1,658	100%
Cable Hardware & Networking Exp.	78,157	28,129	50,028	178%
Programming expenses	2,003	8,872	(6,869)	-77%
Ham Charges	-	3,156	(3,156)	-100%
Activation installation costs	-	37,217	(37,217)	-100%

	16,762,580	13,884,291	2,878,289	21%

The Costs of Revenue for the period ended March 31, 2024 has increased by 2,878,289 or 21%, which is primarily comprised of an increase in cost of material consumed of $2,739,623 or 22%.

Resale-52

Staffing Expenses

For the fiscal year ended March 31, 2024, the most significant components of operating expenses were staffing expense, which was $844,098, consisting of salaries, benefits and bonuses, representing an increase by $210,119 or 33% from $633,979 in the fiscal year ended March 31, 2023. The increase is primarily on account of increase deployment of device boxes.

Amortisation and other expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Legal and professional expenses is $386,622 for the fiscal year ended March 31, 2024, representing an decrease of $446,457 or 54% from $833,079 for the fiscal year ended March 31, 2023. The legal and professional fees were high last year on account of listing and related professional fees.

Amortization and depreciation costs is $926,484, for the fiscal year ended March 31, 2024, representing an increase of $230,260 or 33% from $696,224, for the fiscal year ended March 31, 2023. The increase is primarily due to addition in property, plant and equipment during the year ended March 31, 2024.

Other operating expenses is $2,643,948 for the fiscal year ended March 31, 2024, representing an increase of $376,683 or 17% from $2,267,265 for the fiscal year ended March 31, 2023. The increase is marginal relating to Sri Sai business.

The following table presents details of other operating expenses:

	Year ended March 31, 2024	Year ended March 31, 2023	Change
	($)	($)	($)	(%)
Electricity charges	59,821	59,036	785	1%
Repair & Maintenance expenses	179,592	129,987	49,605	38%
Business promotion expenses	30,096	3,508	26,588	758%
Operating lease rentals	17,579	15,327	2,252	15%
Regulatory expenses	43,551	69,929	(26,378)	-38%
Conveyance & Traveling expenses	28,434	112,111	(83,677)	-75%
Security charges	12,653	5,150	7,503	100%
Commission charges	1,621,014	1,465,012	156,002	11%
Credit Loss allowances	(72,698)	(120,544)	(193,242)	-160%
CSR expenses	-	-	-	0%
Loss on disposal of a subsidiary	1,000	192,776	(191,776)	100%
Other operating expenses	577,510	334,973	242,537	72%
	2,643,948	2,267,265	376,683	17%

Income Taxes

During the year ended March 31, 2024, our income tax expense was $147,479, which includes current tax of $119,238 and deferred tax of 28,241, representing a decrease of 375,568 or 72% from the income tax expense of $523,047, which includes current tax of $387,407 and deferred tax of 135,640 for the year ended March 31, 2023.

Deferred tax related to the translations of foreign operations of Lytus India and Sri Sai from INR to USD has been calculated at the rate of the jurisdiction in which subsidiaries are situated, i.e. in India (at the rate of 25.17%).

Resale-53

Quantitative and Qualitative Disclosures about Market Risk

Substantially all of our operations are within India and the United States, and we are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Foreign Currency Exchange Rate Risk

As a result of our operations, primarily in India and the United States, we are exposed to currency translation impacts. Our reporting currency is the U.S. dollar. Our functional currency is the U.S. dollar and the functional currency of Lytus India and Sri Sai, which generate the majority of our revenue, is the Indian Rupees (“INR”). The financial statements of our subsidiaries whose functional currency is the INR are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. As a result, as the Rupee depreciates or appreciates against the U.S. dollar, our revenue presented in U.S. dollars, as well as our Dollar-Based Net Expansion Rate, will be negatively or positively affected. Constant Currency Dollar-Based Net Expansion Rate is calculated using fixed exchange rates to remove the impact of foreign currency translations.

As a result of foreign currency translations, which are a non-cash adjustment, we reported exchange difference on foreign currency translation of subsidiaries, net of tax of $82,351 for the year ended March 31, 2024 and $216,022 for the year ended March 31, 2023.

Interest Rate Sensitivity

Cash and short-term investments were held primarily in bank and time deposits. The fair value of our cash and short-term investments would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Resale-54

B. Liquidity and Capital Resources

Liquidity and Capital Resources:

Year ended March 31, 2024 and year ended March 31, 2023

The components of cash flows are discussed below:

	Year ended March 31, 2024	Year ended March 31, 2023
Net cash provided by operating activities	$886,034	$1,153,335
Net cash used in investing activities	(3,651,681)	(12,920,014)
Net cash provided by financing activities	2,705,230	11,655,402
Cash acquired in business combination (refer note 23)	-	432,138
Adjustment for deconsolidation of subsidiary (refer note 24)	(1,000)	(7,601)
Exchange rate effect on cash	(4,015)	(10,201)
Net cash inflow (outflow)	$(65,432)	$303,059

Cash provided / (used by) used in Operating Activities

Net cash provided by operating activities is 886,034 for the year ended March 31, 2024 and Net cash provided by operating activities is $1,153,335 for the year ended March 31, 2023.

Cash provided by operating activities for the year ended March 31, 2024 consisted primarily of (i) Profit After Tax of $653,174; (ii) non-cash adjustment of liabilities no longer required written back of $1,635,651; and (iii) changes in working capital to the extent of trade receivables of $1,945,143 and trade payable of $2,578,248.

Cash provided by operating activities for the year ended March 31, 2023 consisted primarily of non-cash adjustments for finance costs of 2,210,404, deferred tax expense of $135,640, income tax expense of $387,407, amortization of $696,224, loss on deconsolidation of subsidiary of $192,776, and liabilities no longer required written back during the year of $360,878. Further, it consists of ‘changes in other receivable’ of 381,946, other assets of $730,555 and changes in ‘other financial liabilities’ of $566,378.

Cash used in by Investing Activities

 Net cash used in investing activities was $3,651,681 for the year ended March 31, 2024. The investment activity was primarily comprised of purchase of property, plant and equipment and intangible assets and Intangible Assets (including capital advances) of $1,936,320 and advances for acquisition of network of $1,715,361.

Net cash used in investing activities was $12,920,014 for the year ended March 31, 2023. The investment activity was primarily comprised of purchase of property, plant and equipment and intangible assets and Intangible Assets (including capital advances) of $10,820,099 and advances for acquisition of network of $2,119,038.

Resale-55

Cash provided by Financing Activities

Net cash provided by financing activities was $2,705,230 for the year ended March 31, 2024. During the period, cash used in financing activities consisted of proceeds from short term borrowings of $1,004,705 and proceeds from short term borrowings (bank) of $1,004,026.

Net cash provided by financing activities was $11,655,402 for the year ended March 31, 2023. During the period, cash used in financing activities consisted of proceeds from IPO of $12,509,169 and repayment of short term borrowings of $1,000,000.

Note on Liquidity and Capital Resources

The principal amount of our current debt as of March 31, 2024 is $13,975,499 and March 31, 2023, was $15,258,547.

Our projected cash needs and projected sources of liquidity depend upon, among other things, our actual results, and the timing and amount of our expenditures. As we continue to grow our subscriber base, we expect an initial funding period to grow new products that may have an impact from the timing of device-related cash flows when we provide the devices to customers pursuant to equipment installment plans.

We expect to utilize free cash flow, cash on hand, and availability under our credit facilities, as well as future refinancing transactions to further extend the maturities of our obligations. The timing and terms of any refinancing transactions will be subject to market conditions among other considerations. Additionally, we may, from time to time, and depending on market conditions and other factors, use cash on hand and the proceeds from securities offerings or other borrowings to retire our debt through open market purchases, privately negotiated purchases, tender offers or redemption provisions. We believe we have sufficient liquidity from cash on hand, free cash flow and access to the capital markets to fund our projected cash needs.

We continue to evaluate the deployment of our cash on hand and anticipated future free cash flow including to invest in our business growth and other strategic opportunities, including mergers and acquisitions as well as stock repurchases and dividends.

As possible acquisitions, swaps or dispositions arise, we actively review them against our objectives including, among other considerations, improving the operational efficiency, geographic clustering of assets, product development or technology capabilities of our business and achieving appropriate return targets, and we may participate to the extent we believe these possibilities present attractive opportunities. However, there can be no assurance that we will actually complete any acquisitions, dispositions or system swaps, or that any such transactions will be material to our operations or results.

Resale-56

OUR BUSINESS

Overview

We are a platform services company offering services primarily in India. Our business model consists primarily of (a) the current distribution of linear content streaming/telecasting services and (b) the development of technology products, which to date include products focused on telemedicine and fintech. The Lytus platform provides our customers with a one-stop site with the access to all of the services provided by us.

We are focused on consolidating our subscriber base for future technology services, such as telemedicine and healthcare services, while continuing to develop our technology platform for a better service experience. Presently, we provide streaming and internet services through our platform. We are simultaneously working to strengthen its platform services, including advancing its platform with state-of-art technology.

Our Integrated Service Matrix

Our objective is to expand our business by offering additional online services to our users so that we can become a one-stop shop for all of our customers’ online requirements. We believe that the current low internet penetration in the Indian market presents a tremendous opportunity for us to provide online services to the many underserved geographic areas in India.

Strategic Objectives

Technology continues to be a driver of change for our industry. We have invested in technologies to develop greater scale and speed in our approaches to content production and distribution, centralization, automation, and portfolio rationalization.

Our objective is to grow profitably by building on our current strategic position. The key elements of our strategy include:

●	expanding our service and product portfolio to enhance cross-selling opportunities;

●	enhancing our service platform by investing in technology;

●	expanding into new geographic markets; and

●	pursuing selective strategic partnerships and acquisitions.

We have six principles for our growth:

1.	Operating model: simplify and align with our customers’ needs and end markets.

2.	Enhance customer experience: introduce customer-centric programs and services leveraging technologies such as artificial intelligence (AI) and machine learning (ML) to improve our customers’ experiences.

3.	Service portfolio management: adopt a more proactive approach, be agile in introducing new offerings while continuously scrutinizing the potential for returns.

4.	Build scale: grow and build scale in a broad range of international markets and industry verticals within the online service platform and e-healthcare segment.

5.	Strategic relationships: focus on building and maintaining long-term strategic business relationships with other established participants in the market to better utilize the network capabilities, reduce cost burden and generate supplementary revenue streams.

6.	Acquisition strategy: develop a more targeted and disciplined approach; focus on acquisitions that augment our existing online streaming portfolio.

Resale-57

Our Streaming Services

Lytus India provides technology enabled customer services, which includes streaming and content services. The present software is being further upgraded to support the unified and integrated platform through which it shall provide multi-dimensional services such as MedTech IOT. Upgrading the existing cable networks presents an opportunity for our company to convert traditional cable homes into broadband/ internet protocol TV (“IPTV”) homes for the company. While installation of new devices in homes at the time of upgrading often allows the conversion of homes from cable homes to broadband homes/IPTV homes, in certain cases additional investment could be required to be able to enhance the service offering to customers. The additional investment required is part of the company’s budgeted forecast from revenue from the existing cable business. This could be supplemented by the company accessing its credit lines from local banks it has relationships with.

We offer our customers subscription-based video services and Internet services to residential customers, with prices and related charges based on the types of service selected, whether the services are sold as a “bundle” or on an individual basis, and based on the equipment necessary to receive our services. Our video customers receive a package of programming which generally includes a device that provides an interactive electronic programming guide with parental controls, access to pay-per-view services, including video on demand (“VOD”). Customers have the option to purchase additional tiers of services including premium channels which provide original programming, commercial-free movies, sports, and other special event entertainment programming. Substantially all of our video programming is available in high definition.

Our revenues are principally derived from the monthly fees customers pay for our services. We typically charge a one-time installation fee. We believe that offering a wide variety of video programming choices influences a customer’s decision to subscribe and retain our streaming services. We obtain basic and premium programming, usually pursuant to written contracts from a number of suppliers. Media corporation consolidation has, however, resulted in fewer suppliers and additional selling power on the part of programming suppliers.

Programming is usually made available to us for a license fee, which is generally paid based on the number of customers to whom we make that programming available. Programming license fees may include “volume” discounts and financial incentives to support the launch of a channel and/or ongoing marketing support, as well as discounts for channel placement or service penetration. We also offer VOD and pay-per-view channels of movies and events that are subject to a revenue split with the content provider.

Our programming contracts are generally for a fixed period of time, usually for multiple years, and are subject to negotiated renewal. We will seek to renew these agreements on terms that we believe are favorable. There can be no assurance, however, that these agreements will be renewed on favorable or comparable terms. To the extent that we are unable to reach agreements with certain programmers on terms that we believe are reasonable, we have been, and may in the future be, forced to remove such programming channels from our line-up, which may result in a loss of customers.

Our advertising sales division offers local, regional and national businesses the opportunity to advertise in individual and multiple service areas on streaming networks and digital outlets. We receive revenues from the sale of local advertising across various platforms and networks. Our large national footprint provides opportunities for advertising customers to address broader regional audiences from a single provider and thus reach more customers with a single transaction. Our size also provides scale to invest in new technology to create more targeted and addressable advertising capabilities.

We, through our partners have access to the content of more than 450 linear channels, allowing us to provide these channels to all our subscribers’ predominantly through the RF medium using DVB-C technology as well as through IPTV/Online Streaming.

Through our constituents, we deliver over 450 linear channels from various content providers such as Star TV (Disney), Zee TV, Sony, IndiaCast, Times Broadcasting, Discovery, Sun, Jaya TV, Eenadu Television, Turner International, Travel XP and BBC. We have also executed agreements with various content providers having national and regional movie and music libraries viz., such as ADB Shemaroo, Super Cassettes (T-Series), Surya Media Vision (Eros & Sonata) and Cine Prime.

Resale-58

Lytus has also started telecasting educational channels customized for local educational boards catering to schools and has plans to focus on this segment going forward.

Our streaming solution is from a United States-based vendor called “Secure TV”. Our mobile application (JPR Channel) is available on the Playstore and can be currently used by our home subscribers only. We are currently streaming all Free to Air (including home channels) and some select Pay Channels from various broadcasters through our OTT platform.

Lytus is working closely with various vendors to further the reach of our streaming network / platform and also building state of the art FTTH /G-PON network for connecting its existing and future subscribers. For this purpose, we source devices and other equipment such as RF/Hybrid/ IPTV/OTT Set Top Boxes, ONUs, OLTs, Headend and NoC equipment and finally passive components from vendors including Cisco, Harmonics, CommScope - USA, Gospell, ZTE and Antik.

The Company set up a separate vertical/offering to its customers through the formation of Lytus Studios to offer cutting edge creative services along with specialized technology infrastructure for film, video, series, commercials, events, corporate and digital industries. We intend LYTUS STUDIOS to combine next age technology that will bring together VR (Virtual Reality), AR (Augmented Reality), MR (Mixed Reality) into a composite XR (Extended Reality) for film & video entertainment.

The setting up of Lytus Studios is a natural progression for Lytus Technologies to serve its own content needs and to take forward its vision of transforming customer experiences with technology. With Lytus Technologies’ existing customer network in India and associations in Asia, Middle East & Europe, the company plans to provide content services in the USA and in other major entertainment markets.

Lytus Studios is also building a unique video streaming service, Lytus Play. This service will initially be offered to Lytus Technologies’ current users in India while launching the service concurrently in the USA. Lytus Play will feature advanced personalization technology where users can feed their health goals with preferences and get curated programs and content to manage their lifestyle. Lytus Studios will be producing all the original content for the Lytus Play streaming platform in its Hollywood studios. The Company expects to fund the growth of Lytus Studios from its current operational cashflow as well as additional funds from follow-on offerings.

Lytus Cloud a suite of cloud infrastructure services with robust management capabilities designed to meet the escalating demands of enterprise computing. Lytus will offer enterprise clients a variety of cloud services, including public cloud, private deployments, managed private clouds, Build-Operate-Transfer (BOT) Data Centers (DC), co-location, cloud consulting, and VPS and hosting services.

Telemedicine

The telehealth segment of our business plan focuses on providing telemedicine solutions for the unmet medical needs of a large part of population in India. Our vision is to provide cost-efficient telemedicine services, as well as serve as an extension of the traditional healthcare system. Building on our existing fiber-optic network and customer base, we plan to use technology-based innovation to address the most significant unmet needs of patients and societies across rural India.

We intend to develop and deliver telehealth services in the nature of preventive healthcare using technologies such as Medical Things IOT and artificial intelligence. Our initial focus is aimed at offering basic health monitoring and digital stethoscope services with the help of our own smart devices and software systems and also last mile medicine delivery services. Further, we intend to utilize clinical informatics for the collation of information for effective data analysis and for sharing the information with doctors/relatives/other stakeholders to help in better decision making.

Resale-59

With the rising internet penetration in India, increasing proliferation of fiber-optic cables, expanding bandwidths and advancements in technology, we believe that doctors from urban India will have the ability to treat patients in rural areas remotely through video-call consultations. In an industry where the cost of error is high, operational consistency and network dependability are critical. We believe that our operations will benefit from centralized decision-making and a uniform technology platform, coupled with a coordinated local presence. Our unified, scalable technology platform is being further developed and enhanced by our technology team, which is located in India. This technology platform is being developed to cover all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments.

Self-monitoring for diagnosis requires infrastructure for an effective and efficient communication equipment and distribution network. We believe that our streaming and telecast services customer base and access to a significant fiber infrastructure, positions us well to deliver telemedicine services.

Lytus Health intends to focus on remote patient monitoring devices. We expect that these devices installed at the homes of the patients of participating physicians practices will be sourced from various HIPAA and FDA compliant vendors and will have the monitoring and reporting software pre-installed in them. Lytus Health currently has not developed any proprietary software that is deployed with patients in the United States.

In India, Lytus’ telemedicine business, through Lytus India, has commenced repurposing its existing Local Cable Operator Network infrastructure to set up local health centers and diagnostic centers (“LHCs”) that will be staffed by trained healthcare professionals. LHCs will support customers with additional patient services that cannot be remotely provided through devices. Typical services provided at LHCs will include ECGs, blood and urine testing, ultrasound scans, among others. While the Company has its own network of support offices and staff in the Telangana region, it intends to recruit, train and deploy staff strategically across its network. The Company plans to recruit and deploy a team of trained professionals to service a typical area of 5,000 existing cable customers homes over the next several years. The cost of training and recruiting these professionals will be borne partly by infusion of funds by the company from its available credit lines with banks in India.

Our telemedicine service in India operates under a different model than our telemedicine model in the United States. The technology platform used to book doctor appointments and video conference with doctors collects data and then connects the patient to a team of physicians which provide the medical consulting service. The technology platform used by our India telemedicine business is proprietary and developed by Lytus India, whereas the technology platform used by our United States telemedicine business is licensed from third parties.

Our telemedicine service in the United States aims to provide management and technology solutions to hospital networks, university medical schools, physician networks and individual practices in the United States Its proprietary delivery platform uses digital communication technologies using medical monitoring devices, video capabilities and data capture methodologies. The platform also uses AI Ecosystem Assets including Conversational Computing, Intelligent Robotic Process Automation (iRPA), and Machine Learning (ML). This platform is currently rolled out in New Jersey, Illinois, Florida and Texas with approximately 125 medical physicians using our system for approximately 3,000 users via hospital and clinic networks. However, this business’ revenue has substantially decreased as a result of technological hurdles from an OEM. In response to this decrease, we plan to develop a proprietary software for our telemedicine business in India and the United States. If such development is unsuccessful, we plan to look into acquiring a telemedicine software company based in India.

Resale-60

Fintech

We announced the launch of our Fintech business in 2023. The plan is to offer Fintech offering to our customers in Telangana. Starting with converting cash collections from the cable business into electronic e-wallet payments from existing customers. Over a period, the Company plans to offer additional fintech services such as credit cards and microloans to its subscribers.

The Company has been testing its payment gateway platforms to ensure that they operate seamlessly with existing payments systems of partner banks. The Company has also taken necessary steps to ensure that it is following Indian banking laws and Central Bank regulations for Fintech Companies in India. Eventually the Company expects to offer the entire spectrum of Fintech services to all its business verticals including HealthCare its OTT platform etc.

Data analytics and processing with respect to these financial transactions is part of the Company’s effort to ensure that it remains compliant from a regulatory standpoint whilst continuing to offer relevant services to its subscribers.

The Company intends to fund this business by raising additional capital from the markets along with infusion of funds generated from its current cable operations and funding from credit lines established with banking partners.

Competition

As a unified platform services company, individual segments of our business faces competition from other services providers that operate in India. Our streaming business typically faces competition from the following service providers:

Hotstar

Hotstar (now Disney+ Hotstar) is the most subscribed OTT platform in India, owned by Star India as of 2018, with around 150 million active users and over 350 million downloads. According to Hotstar’s India Watch Report 2018, 96% of watch time on Hotstar comes from videos longer than 20 minutes, while one third of Hotstar subscribers watch television shows.

Netflix in India

American streaming service Netflix entered India in January 2016. In April 2017, it was registered as a limited liability partnership (LLP) and started commissioning content. It earned a net profit of Rs.2.02 million for fiscal year 2017. In fiscal year 2018, Netflix earned revenues of Rs.580 million. According to Morgan Stanley Research, Netflix had the highest average watch time of more than 120 minutes but viewer counts of around 20 million in July 2018. As of 2018, Netflix has six million subscribers, of which 5 - 6% are paid members.

Olly Plus

Olly Plus was launched in 2020 by Sk Line Production. Olly Plus is Odisha’s new online Odia OTT platform where you can enjoy unlimited Odia Videos, Albums, Movies, Comedy Videos, Short Films, Audio Stories and other videos on the go.

Telemedicine

Practo: Practo is one of the leading healthcare platforms in India, offering services like online doctor consultations, appointment bookings, medicine delivery, and diagnostic test bookings. Practo’s telemedicine service allows patients to consult doctors via video calls, chat, and phone calls.

1mg: 1mg is a comprehensive health platform providing online consultations with doctors, pharmacy services, and diagnostic services. Through its telemedicine feature, 1mg connects patients with certified doctors for consultations via phone or video calls, making healthcare more accessible and convenient.

Apollo 24/7: Apollo 24/7 is part of the Apollo Hospitals Group, one of India’s largest healthcare chains. The platform offers online consultations with Apollo doctors, medicine delivery, and diagnostic services. Apollo 24/7 leverages the extensive network and expertise of Apollo Hospitals to provide quality telemedicine services.

Resale-61

Fintech

Amazon Pay: Amazon Pay is a digital wallet service provided by Amazon India. It allows users to store money and make seamless transactions on Amazon’s e-commerce platform as well as with select partners. Amazon Pay simplifies the checkout process and offers various rewards and cashback for users.

Ola Money: Ola Money is the digital wallet offered by Ola, a leading ride-hailing service in India. Users can load money into their Ola Money wallet and use it to pay for Ola cab rides, as well as for transactions with various partnered merchants, including online shopping and food delivery services.

JioMoney: JioMoney is a digital wallet service from Reliance Jio, part of the Reliance Industries conglomerate. It allows users to make payments for Jio services, recharge their Jio mobile numbers, pay utility bills, and transact with various partner merchants both online and offline.

Employees

As of April 22, 2025, we had nine full-time employees.

Competitive Advantage

We believe that the following competitive strengths distinguish us from our competitors:

Innovation

World-class networks: enhancing our access to fiber-optic network, we intend to elevate the customer experience, enhance reliability and sustain future growth. Building on this capability and leveraging modern technology, we are diversifying into new growth areas to expand our business horizon.

Strengthen innovation: we have long been a technological innovation leader within our industry space. We are taking steps designed to ensure we maintain and consolidate our market share. We continue to maintain our investments in different technological upgrades at a level that is consistent with changing industry dynamics. Today, we are amongst the few players in India who have transformed the traditional set-top box into an android box, thereby giving access to a host of new facilities under one platform.

Value

Profitable growth: driving continued profitable revenue and customer growth in our core consumer and business markets, while continuously looking for opportunities to widen the business horizon. From a traditional contact management service provider, we have evolved into a significant online content management service provider, with sustained profits.

Disciplined capital allocation: we continue to invest in long-term growth opportunities, while simultaneously building on our core capabilities and engaging in strategic partnerships to widen our geographical presence and offerings.

Growth

Putting customers first: focusing on customer service excellence and technological leadership to further strengthen our differentiated competitive position and enhance the customer experience with an integrated digital platform covering areas such as education, entertainment, financial technology, and healthcare. We strive to continue exceeding our customers’ expectations by enhancing our network capacity and coverage while broadening service offerings.

Proven growth strategy: delivering industry-leading performance by continuing to execute on our long-term growth strategy focused on data and our fiber-optic network capabilities.

Resale-62

Intellectual Property Rights

We are in the process of registering our intellectual property rights to protect our business interests and ensure our competitive position in our industry. We intend to vigorously protect our technology and proprietary rights, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.

As of March 31, 2023, we have applied for one trademark for the name “Lytus”, and for two domain names in India and overseas.

Legal Proceedings

From time to time we are involved in legal proceedings that arise in the ordinary course of our business. Any such proceedings, whether meritorious or not, could be time consuming, costly, and result in the diversion of significant operational resources and/or management time.

Although the outcomes of legal proceedings are inherently difficult to predict, we are not currently involved in any legal proceeding in which the outcome, in our judgment based on information currently available, is likely to have a material adverse effect on our business or financial position.

Government Regulation

The industry in which we operate is subject to extensive governmental laws and regulations in the United States and India. More particularly, in India, our business is subject to the governance under the foreign exchange laws governing the foreign investments, directions issued by the Telecom Regulatory Authority of India, regulations and directions issued by the Ministry of Health and Family Welfare. There are numerous laws and regulations governing the operation of streaming and telemedicine business, and purchase, sale, and sharing of personal information about consumers, many of which are new and continue to evolve; accordingly, it is difficult to determine whether and how existing and proposed privacy laws may apply to our businesses in the future. Furthermore, government regulations can change with little to no notice and may result in increased regulation of our product(s), resulting in a greater regulatory burden for us.

Regulation in connection with our streaming service

India

The following is an overview of the important laws and regulations which are relevant to our streaming in India. The description of laws and regulations sets out below is not exhaustive and is based on the current provisions of Indian laws, which are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions.

Before the introduction of cable television in India, broadcasting was solely under the control of the State. The Government of India was caught unprepared with the emergence of cable networks and broadcasting through satellites in the early 1990s. The government was not able to put a check on transmission and broadcast of television through foreign satellites. Due to the lack of licensing mechanism for cable operators; this resulted in large number of cable operators, broadcasting programs without any regulation.

The necessity of procuring license for operating cable networks was first mentioned by the Rajasthan High Court in the case of Shiv Cable TV System v. State of Rajasthan television through foreign satellites. The high court held that there was no violation of the right to freedom of trade because cable networks fall within the definition of “wireless telegraph apparatus” under the Indian Wireless Telegraphy Act and therefore it necessary to have license to operate such network. This highlighted the need for having a framework for the regulation of cable networks in India which led to the enactment of the Cable Television Networks (Regulation) Act, 1995 becoming effective from September 29, 1994.

Resale-63

The Cable Television Networks (Regulation) Act, 1995 (“Cable Television Act”)

The Cable Television Act regulates the operation of cable television networks in India. The Cable Television Act requires any cable operator who is desirous of operating a cable television network to be registered with the head postmaster of the area concerned. Where the Central Government is satisfied that it is necessary in public interest to do so may make it obligatory for every cable operator to transmit or re-transmit programs of any channel in an encrypted form through a DAS.

The Ministry of Information and Broadcasting issued a notification dated November 11, 2011 (“DAS Notification”) under the Cable Television Act, making it mandatory for every cable operator to transmit or retransmit programs of any channel in an encrypted form through a digital addressable system in four phases in such cities and with effect from such dates as specified in the DAS Notification. Phase I included the cities of Mumbai, Delhi, Kolkata and Chennai where digitization had to be completed by June 30, 2012. The said deadline of June 30, 2012 was extended until October 31, 2012. Phase II which included 38 cities, was required to be completed by March 31, 2013. Further, phases III and IV are required to be completed by December 2015 and December 2016 respectively.

The Cable Television Network Rules, 1994 (“Cable Television Rules”)

The Cable Television Rules stipulate that registration as a cable operator needs to be renewed every 12 months. The Cable Television Rules further stipulate that an MSO shall apply for registration in order to provide DAS services.

The Indian Telegraph Act, 1885 (“Telegraph Act”)

The Telegraph Act governs all forms of the usage of ‘telegraph’ which expression has been defined to mean any appliance, instrument, material or apparatus used or capable of use for transmission or reception of signs, signals, writing, images, and sounds or intelligence of any nature, by wire, visual or other electro-magnetic emissions, radio waves or hertzian waves, galvanic, electric or magnetic means. Using appliance or apparatus for the purposes of dissemination of television signals and video transmissions therefore comes within the definition of a ‘telegraph’.

The Indian Wireless Telegraphy Act, 1933 (“Wireless Telegraphy Act”)

In addition to a telegraph license under section 4 of the Telegraph Act, land-based wireless providers and users also require an additional license under the Wireless Telegraphy Act. Section 3 of the Wireless Telegraphy Act forbids any person from possessing a wireless telegraphy apparatus without a license. Under section 5 of the Wireless Telegraphy Act, the license to possess the wireless and radio equipment and to use it for wireless services is issued by the telegraph authority designated under the Telegraph Act, that is, the Director-General of Posts and Telegraphs.

The Sports Broadcasting Signals (Mandatory Sharing with Prasar Bharati) Act, 2007 (“Mandatory Signal Sharing Act”)

The Mandatory Signal Sharing Act provides for access to the largest number of listeners and viewers, on a free to air basis, of sporting events of national importance through mandatory sharing of sports broadcasting signals with Prasar Bharati. Under this enactment, no content rights owner or holder and no television or radio broadcasting service provider can carry a live television broadcast on any cable or DTH network or radio commentary broadcast in India of “sporting events of national importance”, unless it simultaneously shares the live broadcasting signal, without advertisements, with Prasar Bharati, to enable Prasar Bharati to re-transmit the signal on its terrestrial networks and DTH networks.

The Telecom Regulatory Authority of India Act, 1997 (“TRAI Act”)

The Telecom Regulatory Authority of India (“TRAI”) was established in 1997 by the TRAI Act, as amended, to regulate telecommunication services in India, including broadcasting and cable services. The TRAI is vested with major recommendatory, regulatory and tariff setting functions, including (a) making recommendations on the need and timing for introduction of new service providers, (b) on the terms and conditions of license to a service provider, (c) ensuring compliance of terms and conditions of license, (d) effective management of telecom, (e) laying down the standards for quality of service, (f) conducting a periodical survey of such service provided by the service providers so as to protect interest of consumers, and (g) notifying the rates at which telecommunication services within India and outside India shall be provided under the TRAI Act. In addition, the TRAI Act contains penalty provisions for offences committed by a company under the TRAI Act.

Resale-64

The following regulations have been notified by TRAI: A. Regulations applicable to DAS Notified areas:

The Standards of Quality of Service (Digital Addressable Cable TV Systems) Regulations, 2012 (“DAS Regulations”)

The DAS Regulations require every MSO or its linked Local Cable Operator (“LCO”), offering digital addressable cable TV services in entire DAS Notified areas to devise formats of application for seeking connection, disconnection, reconnection and for obtaining and returning of set top boxes. Any person seeking connection, disconnection or reconnection or shifting of cable service connection or intending to obtain or return set top box at a place located within the area of operation of an MSO or its linked LCO is required to make an application to such MSO/ LCO, as the case may be. Every MSO/ LCO shall provide the cable services to every person making request for the same. No MSO/ LCO shall disconnect the cable services to the subscriber or take any channel off the air without giving prior notice of at least 15 days to such subscriber indicating the reasons for such disconnection and no charge for the services other than the rent for set top box shall be levied on the subscriber for the period during which the services were discontinued. In the event of a complaint received from a subscriber, the MSO/ LCO shall respond to the complaint within eight hours and at least 90% of all ‘no signal’ complaints received shall be redressed and signal restored within twenty four hours of receipt of such complaint. Further, the quality of the set top box should conform to the Indian standard set by the Bureau of Indian Standards.

The Telecommunication (Broadcasting and Cable Services) Interconnection (Digital Addressable Cable Television Systems) Regulations, 2012 (“Interconnection DAS Regulations”)

The Interconnection DAS Regulations provide that no broadcaster of television channels shall engage in any practice or activity or enter into any understanding or arrangement, including exclusive contract with any MSO for distribution of its channel which may prevent any other MSO from obtaining such TV channels for distribution. Further, every broadcaster shall provide signals of its television channels on non-discriminatory basis to every MSO having the prescribed channel capacity and registered. Every broadcaster shall provide the signals of television channels to a MSO, in accordance with its Reference Interconnect Offer (RIO) or as may be mutually agreed, within 60 days from the date of receipt of the request. Every MSO while seeking interconnection with the broadcaster, shall ensure that its DAS installed for the distribution of television channels meets the DAS requirements specified in these regulations. An MSO operating in the Municipal boundary of Greater Mumbai, National Capital Territory of Delhi, Kolkata and Chennai shall have a capacity to carry a minimum of 500 channels as of January 1, 2013 and provided that all MSOs operating in the above areas and having subscriber base of less than 25,000 shall have the capacity to carry a minimum of 500 channels by April 1, 2013. In the event of a complaint received from a subscriber, the MSO/ LCO shall respond to the complaint within eight hours and at least 90% of all ‘no signal’ complaints received shall be redressed and signal restored within twenty four hours of receipt of such complaint.

The Telecommunication (Broadcasting and Cable) Services (Fourth) (Addressable Systems) Tariff Order, 2010 (“Tariff Order”)

TRAI has imposed a ceiling on tariffs of channels and bouquets of channels payable by (i) broadcasters to distributors, (ii) LCOs to MSOs, and (iii) subscribers to MSOs/LCOs. The Tariff Order provides that every MSO shall offer all channels to its subscribers on an a-la-carte basis and shall specify the maximum retail price for each channel, as payable by the subscribers. The a-la-carte rates for free to air channels shall be uniform. Further, in the event an MSO is offering channels as part of a bouquet, the sum of the a-la-carte rates of the channels forming part of such a bouquet shall in no case exceed one and half times of the rate of that bouquet of which such channels are a part. Additionally, the a-la-carte rate of each channel forming part of such a bouquet shall in no case exceed three times the average rate of channel of that bouquet of which such channel is a part. Every MSO shall report to TRAI, the a-la-carte rates for its pay channels and the bouquet rates.

Resale-65

The Telecommunication (Broadcasting and Cable Services) Interconnection Regulation, 2004, as amended (“Interconnection Regulations”)

The Interconnection Regulations apply to all arrangements among service providers, including MSOs, for interconnection and revenue sharing for all telecommunication services, including cable services in India. The Interconnection Regulations provides that broadcasters are required to provide signals on non-discriminatory terms to all distributors of television channels. Similarly, Head End In The Sky (“HITS”) operators and MSOs are required to re-transmit signals received from a broadcaster on a non-discriminatory basis to LCOs. MSOs are not allowed to engage in any practice or activity or enter into any understanding or arrangement, including exclusive contracts with any distributor of TV channels that prevents any other distributor from obtaining such TV channels. Further, No Broadcaster/ MSO/ HITS operator shall disconnect the TV channel signals to a distributor of TV channels without giving three weeks prior written notice indicating the brief reasons for the proposed action.

Telecommunication (Broadcasting and Cable) Services (Second) Tariff Order, 2004, as amended

TRAI has imposed a ceiling on tariffs on channels and bouquets of channels, payable by (i) MSOs to broadcasters, (ii) LCOs to MSOs, and (iii) subscribers to MSOs/LCOs. The charges, excluding taxes shall not exceed 4% of the charges prevailing as of December 1, 2007, with respect to free to air, pay channels, bouquet of channels and standalone channels not part of a bouquet, offered by MSOs to LCOs and by MSOs/ LCOs to subscribers. Further, every MSO/LCO is required to give to every subscriber a bill for the charges payables by that subscriber.

The Standards of Quality of Service (Broadcasting and Cable Services) (Cable Television - Non CAS Areas) Regulation, 2009

The regulations provide for provisions relating to connection/disconnection or shifting of cable services as well as provisions for the billing procedure and billing related complaints. Further, the regulations detail the mechanism for the handling of complaints and the provisions regarding additional standards of quality of service relating to digital decoders and set top boxes for digital cable service in non-CAS areas.

The Policy Guidelines for Uplinking of Television Channels from India, 2011 (“Uplinking Guidelines”)

The Uplinking Guidelines came into effect in December 5, 2011, and regulate the gathering, uplinking and broadcasting of television-based content in India. The Uplinking Guidelines provide for, inter alia, permission for: (i) setting up of uplinking hub/teleports; (ii) uplinking of non-news and current affairs television channels (that is, channels which do not include elements of news and current affairs in their program content); (iii) uplinking of news and current affairs television channels; and (iv) uplinking by Indian news agency; (v) use of SNG/DSNG equipment in C Band and Ku Band; and (vi) temporary uplinking. Setting up uplinking hub/teleports, uplinking of a non-news and current affairs television channels, or uplinking news and current affairs television channels requires a specific permission from the MIB, and the permission granted by the MIB is valid for a period of ten years.

Guidelines and General Information for Grant of License for Operating Internet Services, 2007 (“ISP License Guidelines”)

The DoT issued ISP License Guidelines or grant of license of internet services on non-exclusive basis. The licensee company is required to provide service within 24 months from the date of signing the license agreement. The license is valid for a period of 15 years and access to internet through an authorized cable operator is permitted to ISPs without additional licensing subject to the provisions of Cable Television Act. In addition, the license is governed by the provisions of the Telegraph Act and the TRAI Act.

A service provider is required to obtain a license and enter into a standard agreement (“ISP License Agreement”) with the DoT before starting operations as an ISP. In addition to the conditions required to be followed by a licensee company under the ISP License Guidelines, the ISP License Agreement provides for further requirements to be adhered to by the licensee company.

Resale-66

The Telecommunication Tariff Order, 1999 (“Tariff Order 1999”)

The Tariff Order issued by TRAI, provides the terms and conditions at which telecommunication services within India and outside India may be provided, including rates and related conditions at which messages shall be transmitted to any country outside India, deposits, installation fees, rentals, free calls, usage charges and any other related fees or service charge.

The United States

We plan to expand our streaming business to the United States. Like many OTT companies, our operations are subject to routine regulation by governmental agencies. Companies conducting business on the internet are subject to a number of U.S. domestic laws and regulations. In addition, laws and regulations relating to user privacy, freedom of expression, content, advertising, information security and intellectual property rights are being debated and considered for adoption by many countries throughout the world. Online businesses face risks from some of the proposed legislation that could be passed in the future.

In the United States, laws relating to the liability of providers of online services for activities of their users and other third parties sometimes get tested by a number of claims, which include actions for libel, slander, invasion of privacy and other tort claims, unlawful activity, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content generated by users. Any court ruling that imposes liability on providers of online services for activities of their users and other third parties could harm our businesses.

A range of other laws and new interpretations of existing laws could have an impact on our businesses as well. For example, the Digital Millennium Copyright Act of 1998 has provisions that limit, but do not necessarily eliminate, liability for listing, linking or hosting third-party content that includes materials that infringe copyrights. Various United States and international laws restrict the distribution of materials considered harmful to children and impose additional restrictions on the ability of online services to collect information from minors. In the area of data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as California’s Information Practices Act. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Further, any failure to comply with these laws may subject us to significant liabilities.

We also face risks due to government failure to preserve the internet’s basic neutrality as to the services and sites that users can access through their broadband service providers. Such a failure to enforce network neutrality could limit the internet’s pace of innovation and the ability of large competitors, small businesses and entrepreneurs to develop and deliver new products, features and services, which could harm our business.

Companies conducting online businesses are also subject to federal, state and foreign laws regarding privacy and protection of user data. Any failure by us to comply with our privacy policies or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could potentially harm our business. Further, any failure to protect our users’ privacy and data could result in a loss of user confidence in our services and ultimately in a loss of users, which could adversely affect our business.

Resale-67

Regulations in connection with our proposed tele-medicine service

India

The Indian Government has published Telemedicine Practice Guidelines (“Telemedicine Guidelines”) on March 25, 2020. These guidelines finally clarify India’s position on the legality of teleconsultation. It is now legal to provide teleconsultation by registered medical practitioners (M.B.B.S and above) in line with the requirements of the Telemedicine Guidelines. Telehealth is defined as “The delivery and facilitation of health and health-related services including medical care, provider and patient education, health information services, and self-care via telecommunications and digital communication technologies”. It is aimed to achieve timely access to appropriate interventions including faster access, real-time access and access to services that may not otherwise be available, and includes all channels of communication with the patient that leverages Information Technology platforms, including Voice, Audio, Text & Digital Data exchange.

Under the Telemedicine Guidelines, doctor can choose the medium of teleconsultation: A doctor may use any medium for patient consultation, e.g. telephone, mobile or landline phones, chat platforms like WhatsApp, Facebook Messenger etc., other mobile apps or internet-based digital platforms for telemedicine or data transmission systems like Skype/ email/ fax etc. However, before proceeding with the teleconsultation, the doctor should exercise professional judgement to decide whether the teleconsultation is, in fact, appropriate and in the interest of the patient. If the answer is yes, then the doctor should evaluate which medium would be preferred for the teleconsultation. For example, a complaint of appendicitis may require a physical examination and teleconsultation may not be preferred. On the other hand, some common complaints may not require physical examination or even consultation in real-time. For example, a complaint of headache or fever may not always require the doctor to examine the patient physically or audio-visually through a mobile or computer application. However, in certain cases, for example, on presentation of allergy or inflammation (e.g. Conjunctivitis), the doctor may choose to examine the patient in-person or through an audio-visual teleconsultation. Thus, the decision to examine the patient physically or remotely i.e. through teleconsultation, and the medium of teleconsultation, is to be taken by the doctor himself or herself on case to case basis. However, the Doctor on teleconsultation is required to maintain confidentiality of patient data, unless prior written consent has been obtained.

Doctor has to maintain the same standard of care during teleconsultation as during in-person consultation: The Telemedicine Guidelines require doctors to maintain the same standard of care towards a patient during a teleconsultation as they would during an in-person consultation. In other words, the fact that the teleconsultation took place over a mobile app or email or telephone cannot be taken as a defense by a doctor against an allegation of medical negligence. Every doctor is expected to know the limitation of teleconsultation and advise or prescribe accordingly.

Patient is responsible for the accuracy of information: During the course of teleconsultation, if the doctor inquires for relevant information from the patient, then the patient is supposed to disclose the right information. The Telemedicine Guidelines have clarified that is the patient who will be responsible for accuracy for the information shared with the doctor, and not the doctor. However, since the standard of care is as high in the case of teleconsultation as in-person consultation, the doctor must make all efforts to gather sufficient medical information about the patient’s condition before deciding on a diagnosis or a treatment. If a patient provides any contradictory information, or if the doctor is not convinced with the information at hand to make a professional decision, he may ask patient to provide such documents or undertake such tests as he/she may feel proper in his/her professional judgement without fear of liability. Patient identification is mandatory during the first consultation.

Caregiver is deemed to be authorized on behalf of minor or incapacitated patients: If the age of the patient is 16 years or less, or if the patient is incapacitated (due to mental conditions like dementia or physical disability due to an accident), then the caregiver is deemed to be authorized to consult on behalf of the patient. The Telemedicine Guidelines clarify that in such cases, the teleconsultation can take place with the caregiver without the presence of the patient.

There is no fixed format for issuing a prescription in a teleconsultation. The Telemedicine Guidelines has recommended a format, but following it is not mandatory. However, the doctor must provide photo/scan /digital copy of a signed prescription or e-Prescription to the patient via email or any messaging platform. The limitation on prescribing medicines (such as habit-forming drugs or narcotic or psychotropic drug, etc.) to patients should be adhered to. Please note that a doctor can transfer the prescription to a pharmacy only if he/ she has the explicit consent of the patient.

Resale-68

The United States

The healthcare industry and the practice of medicine are extensively regulated at both the state and federal levels. Our ability to operate profitably in the future will depend in part upon our ability, and that of our affiliated providers, to maintain all necessary licenses and to operate in compliance with applicable laws and rules. Those laws and rules continue to evolve, and we therefore devote significant resources to monitoring developments in healthcare and medical practice regulation. As the applicable laws and rules change, we are likely to make conforming modifications in our business processes from time to time. We cannot assure you that a review of our business by courts or regulatory authorities in the future will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Provider Licensing, Medical Practice, Certification and Related Laws and Guidelines

The practice of medicine, including the provision of behavioral health services, is subject to various federal, state and local certification and licensing laws, regulations and approvals, relating to, among other things, the adequacy of medical care, the practice of medicine (including the provision of remote care and cross-coverage practice), equipment, personnel, operating policies and procedures and the prerequisites for the prescription of medication. The application of some of these laws to telehealth is unclear and subject to differing interpretation.

Physicians and behavioral health professionals who provide professional medical or behavioral health services to a patient via telehealth must, in most instances, hold a valid license to practice medicine or to provide behavioral health treatment in the state in which the patient is located. In addition, certain states require a physician providing telehealth to be physically located in the same state as the patient. Failure to comply with these laws and regulations could result in our services being found to be non-reimbursable or prior payments being subject to recoupments and can give rise to civil or criminal penalties.

Corporate Practice of Medicine; Fee-Splitting

We may contract with physicians or physician-owned professional associations and professional corporations to deliver our services to their patients. We may also enter into management services contracts with these physicians and physician-owned professional associations and professional corporations pursuant to which we may provide them with billing, scheduling and a wide range of other services, and they pay us for those services out of the fees they collect from patients and third-party payors. These contractual relationships will be subject to various state laws, including those of New York, Texas and California, that prohibit fee-splitting or the practice of medicine by lay entities or persons and are intended to prevent unlicensed persons from interfering with or influencing the physician’s professional judgment. In addition, various state laws also generally prohibit the sharing of professional services income with nonprofessional or business interests. Activities other than those directly related to the delivery of healthcare may be considered an element of the practice of medicine in many states. Under the corporate practice of medicine restrictions of certain states, decisions and activities such as scheduling, contracting, setting rates and the hiring and management of non-clinical personnel may implicate the restrictions on the corporate practice of medicine.

State corporate practice of medicine and fee-splitting laws vary from state to state and are not always consistent among states. In addition, these requirements are subject to broad powers of interpretation and enforcement by state regulators. Some of these requirements may apply to us even if we do not have a physical presence in the state, based solely on our engagement of a provider licensed in the state or the provision of telehealth to a resident of the state. Failure to comply could lead to adverse judicial or administrative action against us and/or our providers, civil or criminal penalties, receipt of cease-and-desist orders from state regulators, loss of provider licenses, the need to make changes to the terms of engagement of our providers that interfere with our business and other materially adverse consequences.

Resale-69

Federal and State Fraud and Abuse Laws

Federal Stark Law

After we establish our telemedicine service, we will be subject to the federal self-referral prohibitions, commonly known as the Stark Law. Where applicable, this law prohibits a physician from referring Medicare patients to an entity providing “designated health services” if the physician or a member of such physician’s immediate family has a “financial relationship” with the entity, unless an exception applies. The penalties for violating the Stark Law include the denial of payment for services ordered in violation of the statute, mandatory refunds of any sums paid for such services, civil penalties of up to $15,000 for each violation and twice the dollar value of each such service and possible exclusion from future participation in the federally-funded healthcare programs. A person who engages in a scheme to circumvent the Stark Law’s prohibitions may be fined up to $100,000 for each applicable arrangement or scheme. The Stark Law is a strict liability statute, which means proof of specific intent to violate the law is not required. In addition, the government and some courts have taken the position that claims presented in violation of the various statutes, including the Stark Law can be considered a violation of the federal False Claims Act (described below) based on the contention that a provider impliedly certifies compliance with all applicable laws, regulations and other rules when submitting claims for reimbursement. A determination of liability under the Stark Law could have a material adverse effect on our business, financial condition and results of operations.

Federal Anti-Kickback Statute

We will be also subject to the federal Anti-Kickback Statute. The Anti-Kickback Statute is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. Certain federal courts have held that the Anti-Kickback Statute can be violated if “one purpose” of a payment is to induce referrals. In addition, a person or entity no longer does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation, making it easier for the government to prove that a defendant had the requisite state of mind or “scienter” required for a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, as discussed below. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties, including fines of $50,000 per violation and three times the amount of the unlawful remuneration. Imposition of any of these remedies could have a material adverse effect on our business, financial condition and results of operations. In addition to a few statutory exceptions, OIG has published safe harbor regulations that outline categories of activities that are deemed protected from prosecution under the Anti-Kickback Statute provided all applicable criteria are met. The failure of a financial relationship to meet all of the applicable safe harbor criteria does not necessarily mean that the particular arrangement violates the Anti-Kickback Statute. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG.

False Claims Act

Both federal and state government agencies have continued civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies and their executives and managers. Although there are a number of civil and criminal statutes that can be applied to healthcare providers, a significant number of these investigations involve the federal False Claims Act. These investigations can be initiated not only by the government but also by a private party asserting direct knowledge of fraud. These “qui tam” whistleblower lawsuits may be initiated against any person or entity alleging such person or entity has knowingly or recklessly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or has made a false statement or used a false record to get a claim approved. In addition, the improper retention of an overpayment for 60 days or more is also a basis for a False Claim Act action, even if the claim was originally submitted appropriately. Penalties for False Claims Act violations include fines ranging from $5,500 to $11,000 for each false claim, plus up to three times the amount of damages sustained by the federal government. A False Claims Act violation may provide the basis for exclusion from the federally-funded healthcare programs. In addition, some states have adopted similar fraud, whistleblower and false claims provisions.

Resale-70

State Fraud and Abuse Laws

Several states also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any third-party payor, including commercial insurers, not just those reimbursed by a federally-funded healthcare program. A determination of liability under such state fraud and abuse laws could result in fines and penalties and restrictions on our ability to operate in these jurisdictions.

Other Healthcare Laws

HIPAA established several separate criminal penalties for making false or fraudulent claims to insurance companies and other non-governmental payors of healthcare services. Under HIPAA, these two additional federal crimes are: “Healthcare Fraud” and “False Statements Relating to Healthcare Matters.” The Healthcare Fraud statute prohibits knowingly and recklessly executing a scheme or artifice to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. The False Statements Relating to Healthcare Matters statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. This statute could be used by the government to assert criminal liability if a healthcare provider knowingly fails to refund an overpayment. These provisions are intended to punish some of the same conduct in the submission of claims to private payors as the federal False Claims Act covers in connection with governmental health programs.

In addition, the Civil Monetary Penalties Law imposes civil administrative sanctions for, among other violations, inappropriate billing of services to federally funded healthcare programs and employing or contracting with individuals or entities who are excluded from participation in federally funded healthcare programs. Moreover, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties of up to $10,000 for each wrongful act. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries can also be held liable under the Anti-Kickback Statute and civil False Claims Act, which can impose additional penalties associated with the wrongful act. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The OIG emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient. Although this prohibition applies only to federal healthcare program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payers may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud.

State and Federal Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of PII, including health information. In particular, the federal Health Insurance Portability and Accountability Act of 1996, as amended by HITECH, and their implementing regulations, which we collectively refer to as HIPAA, establish privacy and security standards that limit the use and disclosure of PHI and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Teladoc, our Providers and our health plan Clients are all regulated as covered entities under HIPAA. Since the effective date of the HIPAA Omnibus Final Rule on September 23, 2013, HIPAA’s requirements are also directly applicable to the independent contractors, agents and other “business associates” of covered entities that create, receive, maintain or transmit PHI in connection with providing services to covered entities. Although we are a covered entity under HIPAA, we are also a business associate of other covered entities when we are working on behalf of our affiliated medical groups.

Resale-71

Violations of HIPAA may result in civil and criminal penalties. The civil penalties range from $100 to $50,000 per violation, with a cap of $1.5 million per year for violations of the same standard during the same calendar year. However, a single breach incident can result in violations of multiple standards. We must also comply with HIPAA’s breach notification rule. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to the HHS and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. The regulations also require business associates of covered entities to notify the covered entity of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts.

HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically. On January 16, 2009, HHS released the final rule mandating that everyone covered by HIPAA must implement ICD-10 for medical coding on October 2, 2013, which has since been subsequently extended to October 2, 2015.

Many states also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA, state health information privacy and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well-publicized data breaches involving the improper use and disclosure of PII. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. In addition, under HIPAA and pursuant to the related contracts that we enter into with our business associates, we must report breaches of unsecured PHI to our contractual partners following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

Property, Plants and Equipment

Our principle executive office is located at Unit 1214, ONE BKC, G Block, Bandra Kurla Complex, Bandra East Mumbai, India 400 051. All of our facilities are leased. We believe our facilities are adequate for our current needs and we do not believe we will encounter any difficulty in extending the terms of the leases by which we occupy our respective premises.

Resale-72

MANAGEMENT

The following table sets forth the names and ages of the members of our Board and our executive officers and the positions held by each as of April 28, 2025. Our Board elects our executive officers annually by vote of a majority of directors present at the meeting who voted. Each director’s term continues until his or her successor is elected or qualified at the next annual meeting, unless such director earlier resigns or is removed. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. There are no family relationships among our directors or executive officers.

Name	Age	Positions and Offices
Dharmesh Pandya	55	Chief Executive Officer and Director
Shreyas Shah	41	Chief Financial Officer and Director
Rajeev Kheror	60	Independent Director
Robert M. Damante	71	Independent Director
Parvez Master	52	Independent Director

The following is information about the experience and attributes of the members of our Board and senior executive officers as of the date of this Registration Statement. The experience and attributes of our directors discussed below provide the reasons that these individuals were selected for board membership, as well as why they continue to serve in such positions.

Dharmesh Pandya is the founder and CEO of Lytus. He is a Technology, Tax and Corporate lawyer with over 25 years’ experience. Mr. Pandya served as our director since our inception and was appointed as our Chief Executive Officer on April 1, 2020. He started his career with Big Four accounting firms in New York and helped build their International and Emerging Market Practices. From December 2012 to April 2015, he served as a partner at DLA Piper in Silicon Valley where he set up and advised several technology companies globally. From April 2015 to March 2020, Mr. Pandya served as CEO of Lituus Technologies Limited. He is a graduate of Harvard Law School.

Shreyas Shah became our Chief Financial Officer on April 1, 2020. He has more than 15 years of hands-on experience in Legal, Financial, Management, and Tax Consultancy, including Business Restructuring, Transaction Structuring, Business Valuation, Private Equity investment structuring, International Taxation and Transfer Pricing, etc. In the past, he has worked as Assistant Manager at KPMG India from October 2007 to March 2012, a research associate at IBFD Netherlands from April 2012 to January 2013, a partner at Ambalal Thakkar and Associates from May 2006 to December 31, 2018, and a proprietor at Shreyas N. Shah & Associates from April 1, 2013 to April 1, 2020. His expertise includes, inter-alia, to develop and implement an innovative, growth focused commercial strategy, focusing primarily on new product areas and emerging markets, while analyzing, managing and mitigating potential legal, tax and financial risks. Mr. Shah received his Advance LLM in International Tax Law from Leiden University in 2012.

Rajeev Kheror has served on our Board since July 27, 2022. Mr. Kheror is a digital, broadcasting and film business expert with thirty years of international media industry experience. He has built 17 digital and broadcasting platforms worldwide and led the custodianship for approximately 1.3, billion viewers. From 2019 to the present, Mr. Kheror has been self-employed. From 2017 to 2019, Mr. Kheror served as President-USA and Latin America at TV Asia USA Ltd. From 2012 to 2017, Mr. Kheror served as President-International Business at Zee Entertainment Enterprises Ltd. He is a presiding judge for global awards, advisor to international film festivals, a world cinema columnist and a media business strategy consultant. He is a member of the Television Academy of Arts & Sciences and a gold medalist from Asian Academy of Film & Television.

Robert M. Damante has served on Board since June 14, 2022. Mr. Damante is an experienced financial professional. He has been the Chief Financial Officer of two different Life Insurance Companies, and a senior executive in four others over the past 30 years. Recently retired, his most recent position was as EVP and CFO of Prosperity Life Group in New York. In that position he managed all financial activities of this multi-billion life insurance company. Prosperity was the acquirer of SBLI USA (previously Savings Bank Life Insurance Company of New York) where he had been the EVP and CFO for five years. Prior to that he was Senior Vice President of Finance for SBLI USA, where he oversaw the Planning, Financial, Treasury, Tax and Employee Benefit functions of this growing insurance company. Before joining SBLI USA he was SVP of Finance at GE Financial Assurance Company (Genworth) where he managed financial planning and reporting for the New York Life Insurance operations of GE’s New York companies. He had previously held positions of increasing responsibility at American Mayflower Life and Home Life Insurance Companies. He spent his early professional years as a staff accountant with Grant Thornton and its predecessors, where he received his CPA Certification in 1977. Mr. Damante received his Bachelor of Science in Accounting from Saint Francis College and MBA from Long Island University.

Parvez Master has served on Board since August 21, 2023. Mr. Master has over 25 years of global, corporate experience including project management, process consulting, internal audit, compliance, operational risk management, finance transformation, financial planning and analysis, budgeting, payroll, and finance controlling. He has a B.S. in Accounting and Information Systems from University of Illinois at Chicago and a M.B.A. in Finance and Management from DePaul University, Chicago. His work experience includes 10+ years in the U.S. with multinational companies such as Accenture, Baxter Healthcare and Merck Pharmaceuticals. He currently resides in Dubai, U.A.E., and manages the Internal Audit function for a regional distributor and retailer of a few reputed international FMCG brands. Having experience in Internal Audit for the majority of his career, Mr. Master values the need for an independent advisory function and a strong corporate governance framework in any organization.

Resale-73

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to the individuals who served as our principal executive officer or chief financial officer at any time during our fiscal years ended March 31, 2024 and March 31, 2023, and the next most highly compensated officer in our fiscal years ended March 31, 2024 and March 31, 2023. These individuals are referred to in this prospectus as the “named executive officers.” For the years ended March 31, 2024 and March 31, 2023, we only had two executive officers.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Dharmesh Pandya	2023	-	-	-	-	-	-
Chief Executive Officer and Director	2024	-	-	-	-	-	-

Shreyas Shah	2023	-	-	-	-	-	-
Chief Financial Officer and Director	2024	-	-	-	-	-	-

Employment Contracts and Potential Payments Upon Termination or Change in Control

On April 1, 2020, we entered into employment agreements with Mr. Pandya, our Chief Executive Officer, pursuant to which he agreed to serve as our Chief Executive Officer. The agreement provides for an annual base salary of $450,000 payable in accordance with our ordinary payroll practices. Compensation for Mr. Pandya is payable upon confirmation by our independent compensation committee and it is expected that the independent compensation committee shall conduct its meeting for review on or prior to September 10, 2023. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

On April 1, 2020, we entered into an employment agreement with Shreyas Shah pursuant to which he agreed to serve as our Chief Financial Officer. The agreement provides for an annual base salary of $280,000 payable in accordance with our company’s ordinary payroll practices. Compensation for Mr. Shah is payable upon confirmation by our independent compensation committee and it is expected that the independent compensation committee shall conduct its meeting for review on or prior to September 10, 2023. Under the terms of this “at-will” employment agreement, the executive is entitled to receive a semi-annual discretionary bonus.

Change of Control

The employment agreements between us and each of Mr. Pandya and Shreyas Shah do not contain change of control provisions.

Equity Incentive Plans

On July 24, 2023, the Board adopted the 2023 Employee Incentive Plan (the “2023 Plan”) and became effective on October 30, 2023. The maximum number of common shares issuable under the 2023 plan was initially set at 130,000,000 common shares. The purpose of the 2023 Plan is to further and promote the interests of the Company and its shareholders by enabling the Company to attract, retain and motivate employees, directors and consultants, or those who will become employees, directors or consultants, and to align the interests of those individuals and the Company’s shareholders. The 2023 Plan is currently administered by the Board, and may be administered by a committee (the “Plan Committee”) appointed from time to time by the Board to be comprised of not less than two (2) of the then members of the Board who are non-employee Board members. The Plan Committee is authorized to construe and interpret the 2023 Plan and to promulgate, amend and rescind rules and regulations relating to the implementation, administration and maintenance of the 2023 Plan. Subject to the terms and conditions of the 2023 Plan, the Plan Committee will make all determinations necessary or advisable for the implementation, administration and maintenance of the 2023 Plan including, without limitation, (a) selecting the 2023 Plan’s participants, (b) making awards in such amounts and form as the Plan Committee determines, (c) imposing such restrictions, terms and conditions upon such awards as the Plan Committee deems appropriate, and (d) correcting any technical defect(s) or technical omission(s), or reconciling any technical inconsistency(ies), in the 2023 Plan and/or any award. The 2023 Plan authorizes the grant of incentive stock options and non-qualified stock options (each with terms up to ten years, or five years for 10% shareholders, or as otherwise fixed by the Plan Committee), stock appreciation rights, restricted shares, restricted shares units, and performance units. Unless earlier terminated by the Board, the 2023 Plan will expire on the tenth anniversary of its effective date (October 30, 2033), although awards outstanding on that date will remain exercisable according to their terms. The 2023 Plan is unfunded and the Company will not be required to segregate any assets in connection with any awards under the 2023 Plan. The 2023 Plan provides for equitable adjustments to the share reserve and outstanding awards in connection with stock splits, recapitalizations and other corporate transactions, includes discretionary dividend-equivalent rights and a clawback policy, and prohibits transfer of awards except by will or under the laws of descent and distribution. The Board may amend, suspend or terminate the 2023 Plan at any time, provided that no amendment may materially increase the aggregate share reserve or change performance criteria without stockholder approval, or adversely affect outstanding awards without participant consent. As of April 28, 2025, no awards have been granted to employees under the 2023 Plan.

Outstanding Equity Awards at Fiscal Year-End

None.

Resale-74

DIRECTOR COMPENSATION

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of our Board. Independent directors shall receive $75,000 worth of stock from the Company. Accordingly, the Company shall issue $75,000 worth of stock subject to Board approval. Employee directors do not receive any compensation for their services.

Board of Directors and Board Committees

Composition of Board; Risk Oversight

Our Board presently consists of five directors and we are in the process of seeking one more independent director. Pursuant to our Memorandum and Articles of Association, our officers will be elected by and serve at the discretion of the board. Our Board is required to hold meetings on at least a quarterly basis.

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the Board, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for re-election.

Our Board plays a significant role in our risk oversight. The board makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight of our company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Under the NYSE American director independence standards, an independent director is defined as a person who is not an executive officer or employee of our Company and who, in the opinion of our board of directors, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors consists of five directors. Based on the NYSE American independence standards, information provided by each director concerning his or her background, employment and affiliations, current and prior relationships that each director has or had with us, and all other facts and circumstances that our board of directors deem relevant, our board of directors has determined that of the five directors on our board of directors, Rajeev Kheror, Parvez Master and Robert M. Damante are considered independent.

Duties of Directors

Under BVI law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under BVI law. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our Board include, among others:

●	appointing officers and determining the term of office of the officers,

●	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable,

●	exercising the borrowing powers of the company and mortgaging the property of the company,

●	executing checks, promissory notes and other negotiable instruments on behalf of the company, and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Resale-75

Board Committees

We have established three committees of our Board: the Audit Committee, the Compensation Committee and the Nominating Committee.

Out Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the Board reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Nominating Committee of the Board is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee is responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm,

●	discussing with our independent registered public accounting firm the independence of its members from its management,

●	reviewing with our independent registered public accounting firm the scope and results of their audit,

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm,

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC,

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements,

●	coordinating the oversight by our Board of our code of business conduct and our disclosure controls and procedures,

●	establishing procedures for the confidential and or anonymous submission of concerns regarding accounting, internal controls or auditing matters, and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Mr. Master, Mr. Damante and Mr. Kheror. Our Board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NYSE American rules. In addition, our Board has determined that Mr. Damante qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NYSE American rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving, or recommending to the Board to approve the compensation of our CEO and other executive officers and directors,

●	reviewing key employee compensation goals, policies, plans and programs,

●	administering incentive and equity-based compensation,

Resale-76

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers, and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Mr. Master, Mr. Damante and Mr. Kheror. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NYSE American rules.

Nominating Committee

The Nominating Committee is responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships,

●	evaluating the independence of directors and director nominees,

●	reviewing and making recommendations regarding the structure and composition of our Board and the Board committees,

●	developing and recommending to the Board corporate governance principles and practices;

●	reviewing and monitoring our company’s Code of Business Conduct and Ethics, and

●	overseeing the evaluation of our company’s management.

Our Nominating Committee consists of consists of Mr. Master, Mr. Damante and Mr. Kheror. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NYSE American rules.

Code of Business Conduct and Ethics

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Insider Trading Policy

As of the date of this filing, we have not adopted an insider trading policy (the “Policy”), but intend to adopt a Policy as soon as practicable to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. The Policy will apply to all officers, directors, and employees of the Company. As someone subject to the Policy, individuals will be responsible for ensuring that members of their immediate family and household also comply with the Policy. The Policy will also apply to any entities that individuals control, including any corporations, partnerships, or trusts, and transactions by such entities should be treated for the purposes of the Policy and applicable securities laws as if they were for their own account. The Company may determine that the Policy applies to additional persons with access to material nonpublic information, such as contractors or consultants. The Policy will extend to all activities within and outside individuals’ Company duties.

 We are committed to maintaining the highest standards of ethical conduct and have implemented these insider trading policies and procedures to ensure compliance with applicable securities laws and to protect the interests of our shareholders.

Interested Transactions

A director may vote, attend a Board meeting, or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board or otherwise contained in the minutes of a meeting or a written resolution of the Board or any committee of the Board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Resale-77

Remuneration and Borrowing

The directors may receive such remuneration as our Board may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board or committees of our Board or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our Board may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

BVI law does not limit the extent to which a company’s Memorandum and Articles of Association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Controlled Company

As of the date of this prospectus and upon completion of this offering, Mr. Pandya will beneficially own approximately 63.9% and approximately % of the aggregate voting power of our outstanding common shares, respectively.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

On May 22, 2020, Securitax Ltd. and Optimal US Logistics, LLC (the “Plaintiffs”) filed a complaint to the Circuit Court of the Fourth Judicial Circuit in Florida against our Chief Executive Officer, Mr. Pandya, alleging, among other things, breach of contract and breach of fiduciary duty. This complaint was filed in connection with a proposed investment transaction that involved Nextecworks (formerly known as Lituus Technologies Limited). Plaintiffs claimed for, among other things, damages of $854,000. We believe the Plaintiffs’ claims are false and frivolous and are in response to a lawsuit filed by Nextecworks in the UK against the plaintiffs for $40 million dollars for fraudulent misrepresentation, breach of contract and illegally holding onto 1% of the equity of Nextecworks. Mr. Pandya has engaged a local law firm to actively defend these claims. Mr. Pandya continues to be a shareholder of Nextecworks with no executive position and Nextecworks has no relation with the Company or its businesses. As of the date of this prospectus, Mr. Pandya’s attorneys are continuing to mediate to settle this case.

Resale-78

RELATED PARTY TRANSACTIONS

Except as discussed below, as of the date of this prospectus, we are not aware of any transactions since the inception of the Company, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as of the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

On July 14, 2023, the Company received a $350,000 loan from Balanced Management, LLC and in consideration for such loan the Company pledged 150,000 common shares held by Mr. Pandya to such entity. As of the date of this prospectus, such loan has been fully repaid.

Resale-79

PRINCIPAL SHAREHOLDERS

The following tables set forth certain information with respect to the beneficial ownership of our common shares as of April 28, 2025 by:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common shares,

●	each of our directors,

●	each of our named executive officers, and

●	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any common shares over which the individual has sole or shared voting power or investment power as well as any common shares that the individual has the right to subscribe for within 60 days of April 28, 2025, through the exercise of any warrants or other rights. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all common shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer.

Applicable percentage ownership prior to the offering is based on 179,997,491 common shares outstanding at April 28, 2025. The table also lists the percentage ownership after this offering based on common shares outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional common shares from us in this offering. Unless otherwise indicated, the address of each beneficial owner listed in the table below is C/O Lytus Technologies Holdings PTV. LTD., Unit 1214, ONE BKC, G Block, Bandra Kurla Complex, Bandra East Mumbai, India 400 051.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering
Name of Beneficial Owner	Common Shares	Percentage	Percentage
Dharmesh Pandya(1)(2)	115,025,000	63.90%		%
Shreyas Shah	5,128	*		%
Robert M. Damante	2,755	*		%
Rajeev Kheror	2,820	*		%
All officers and directors as a group	115,035,703	63.91%		%

*	Less than 1%

(1)	Includes shares held by Lytus Trust. As reflected in footnote 2, Mr. Pandya may be deemed to be the beneficial owner of these shares.

(2)	Dharmesh Pandya, Manager of Lytus Trust, has discretionary authority to vote and dispose of the shares held by Lytus Trust and may be deemed to be the beneficial owner of these shares. The address of Lytus Trust is 5011 Gate Parkway, Building 100, Suite 100, Jacksonville FL 32256.

As of April 28, 2025, there were 48 holders of record entered in our share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a common share or common shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a common share or common shares in our company.

To our knowledge, no other shareholder beneficially owns more than 5% of our common shares. Our company is not owned or controlled directly or indirectly by any government or by any corporation or by any other natural or legal person severally or jointly. Our major shareholders do not have any special voting rights.

Resale-80

DESCRIPTION OF SHARE CAPITAL

We were incorporated as a BVI business company under the BVI Business Companies Act, 2004 as amended, in the BVI on March 16, 2020, under the name “Lytus Technologies Holdings PTV. Ltd.” We were originally authorized to issue up to 50,000 common shares of $1.00 par value each and on March 17, 2020, the Board passed the resolution to change the originally authorized shares from 50,000 common shares to 30,000 common shares, of $0.10 par value each. Effective May 15, 2020, we amended our Memorandum of Association to increase the number of our authorized shares to 230,000,000, with a par value of $0.01 per share. The following are summaries of the material provisions of our Memorandum and Articles of Association; a copy of these documents are filed as exhibits to the registration statement of which this prospectus forms a part of.

Common Shares

General

All of our issued common shares are fully paid and non-assessable. Certificates evidencing the common shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their common shares.

At the completion of this offering, there will be          common shares issued and outstanding (assuming the sale of the maximum number of common shares by the Selling Shareholder).

Distributions

The holders of our common shares are entitled to such dividends as may be declared by our Board subject to the BVI Act.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each common share that such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the BVI, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the BVI, and we have made no provisions in our Memorandum and Articles of Association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time and place at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our Board shall call a meeting of shareholders upon the written request of shareholders holding at least 30% of our outstanding voting common shares. In addition, our Board may call a meeting of shareholders on its own motion. A meeting of shareholders may be called on short notice if at least 90% of the common shares entitled to vote on the matters to be considered at the meeting have waived notice of the meeting, and presence at the meeting shall be deemed to constitute waiver for this purpose.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the issued common shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours of the start time of the meeting, the meeting shall be dissolved if it was requested by shareholders. In any other case, the meeting shall be adjourned to the next business day, and if shareholders representing not less than one-third of the votes of the common shares or each class of securities entitled to vote on the matters to be considered at the meeting are present within one hour of the start time of the adjourned meeting, a quorum will be present. If not, the meeting will be dissolved. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. If present, the chair of our Board shall be the chair presiding at any meeting of the shareholders. If the chair of our board is not present, then the shareholders present shall choose to chair the meeting of the shareholders.

Resale-81

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act or the company’s Memorandum and Articles of Association. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a member. A shareholder who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s Memorandum and Articles of Association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new common shares under either BVI law or our Memorandum and Articles of Association.

Transfer of common shares

Subject to the restrictions in our Memorandum and Articles of Association, the lock-up agreements with our underwriters described in “Common Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her common shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our Board resolve by resolution to refuse or delay the registration of the transfer of any common share. If our Board resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of a common share unless: (a) the person transferring the common shares has failed to pay any amount due in respect of any of those common shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

Resale-82

Liquidation

As permitted by BVI law and our Memorandum and Articles of Association, the company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders.

Calls on common shares and forfeiture of common shares

Our Board may, on the terms established at the time of the issuance of such common shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued common shares have been fully paid in accordance with the terms of its issuance and subscription, the Board shall not have the right to make calls on such fully paid common shares and such fully paid common shares shall not be subject to forfeiture.

Redemption of common shares

Subject to the provisions of the BVI Act, we may issue common shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Memorandum and Articles of Association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the NYSE American, or by any recognized stock exchange on which our securities are listed.

Modifications of rights

If at any time, the company is authorized to issue more than one class of common shares, all or any of the rights attached to any class of shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than 50 percent of the shares of the class to be affected.

Changes in the number of common shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our Board:

●	amend our Memorandum of Association to increase or decrease the maximum number of common shares we are authorized to issue,

●	subject to our Memorandum of Association, subdivide our authorized and issued common shares into a larger number of common shares then our existing number of common shares, and

●	subject to our Memorandum of Association, consolidate our authorized and issued shares into a smaller number of common shares.

Inspection of books and records

Under BVI Law, holders of our common shares are entitled, upon giving written notice to us, to inspect (i) our Memorandum and Articles of Association, (ii) the register of members, (iii) the register of directors and (iv)minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our common shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Resale-83

Issuance of additional common shares

Our Memorandum and Articles of Association authorizes our Board to issue additional common shares from authorized but unissued common shares, to the extent available, from time to time as our Board shall determine.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the BVI, two or more companies may merge or consolidate in accordance with Part IX 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company. A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions. Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares, pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days following the date of shareholders’ approval. These shareholders then have 20 days from the date of the notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without considering any change in value as a result of the transaction.

Resale-84

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of BVI law. These are summarized below.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his common shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our Memorandum and Articles of Association be set aside.

Derivative actions

Section 184C of the BVI Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi-partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. However, under BVI law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Resale-85

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, considering without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. BVI law and our Memorandum and Articles of Association allow our shareholders holding not less than 30% of the votes of the outstanding voting common shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the Board and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. The BVI law does not expressly permit cumulative voting for directors, our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Resale-86

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors can be removed from office, with or without cause, by a resolution of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by written resolution passed by at least 50 % of the votes of the shareholders of the company. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s Board. BVI law has no comparable statute and our Memorandum and Articles of Association do not expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the Board approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Act and our Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our Memorandum and Articles of Association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Exchange Listing

We have applied to list our common shares on the NYSE American tier of NYSE under the symbol “LYT.” The closing of this offering is contingent upon the successful listing of our common shares on the NYSE American. If our NYSE American initial listing application is not approved, we will not be able to consummate this offering and will terminate this offering. There is no guarantee or assurance that our common shares will be approved for listing on the NYSE American or any other national exchange.

Stock Transfer Agent

VStock Transfer, LLC is our company’s stock transfer agent. Its address is 18 Lafayette Place, Woodmere, New York 11598 and phone number is (212) 828-8436.

Resale-87

TAX MATTERS

The following sets forth the material BVI, Indian and U.S. federal income tax matters related to an investment in our common shares. It is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not address all possible tax consequences relating to an investment in our common shares.

WE URGE POTENTIAL PURCHASERS OF OUR COMMON SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Indian Taxation

The discussion of Indian income tax below is based on the Income Tax Act, 1961 (the “Tax Act”). The profits are taxable at the corporate level and any dividend distribution is taxable at the shareholder level. Further, the arrangement or transactions entered into is subject to the provisions of General Anti-Avoidance Regulation and Specific Anti-Avoidance Regulations, wherever applicable.

There is no specific participation exemption.

Taxable income

Resident companies are subject to income tax on their worldwide income, including capital gains. A non-resident entity can be regarded as a foreign resident company when the place of effective management (“POEM”) is situated in India. The Finance Minister has issued guidelines on the POEM and the tax implications if the POEM is situated in India.

The corporate tax rate is determined under the Tax Act as under:

Corporate Tax Information
Tax rate

30% general corporate tax rate

25% if turnover is less than INR 4 billion in FY2018/19

22% for domestic company, without special deductions and 0% MAT

15% for domestic manufacture/research company, without special deductions

10% if patent is developed and registered in India

15% Minimum Alternate Tax (MAT) for domestic companies

Surtaxes

0% surcharge (SC) where total income does not exceed INR 10 million

7% SC where total income exceeds INR 10 million but is less than INR 100 million

12% SC where total income exceeds INR 100 million

4% health and education cess (HEC) in all cases

Corporate income is divided into the following heads:

●	income from house property;

●	income from a business or profession;

●	capital gains; and

●	income from other sources, e.g. dividends and other passive income.

The heads of income are mutually exclusive; income that is specifically chargeable under one head may not be charged under another head. For filing the income tax return, a taxpayer must quote the Aadhar number (unique identification number) and permanent account number (tax registration number), unless specifically excluded (such as non-residents and other taxpayers not required to file a tax return).

Resale-88

Different deductibility rules apply to each head of income. The net results of each category are aggregated to obtain total income. Certain allowances (such as for losses and donations) are deducted from total income to derive the taxable total income, to which the tax rates in force are applied.

A dividend is then taxable in the hands of the applicable shareholder. The company distributing the dividend will have to deduct withholding tax on such dividend at a 20% rate, plus applicable surcharge and health cess. The Tax Act incentivizes business transactions undertaken through normal banking channels (other than cash) and prohibits cash receipts (income or not) exceeding INR 200,000 in the aggregate (i) from a person in a day, (ii) in respect of a single transaction, or (iii) in respect of transactions relating to one event or occasion from a person.

Under section 115-O of the Indian Income Tax Act, 1961, distributions of dividends paid by Indian company through March 31, 2020, are subject to a dividend distribution tax (DDT) at an effective rate of 20.56% (inclusive of the applicable surcharge of 12% and health and education cess of 4%). Repatriation of a dividend will not require Reserve Bank of India approval, subject to compliance and certain other conditions being met per the Indian Income Tax Act, 1961. The said provisions of Section 115-O shall not be applicable if the dividend is distributed on or after April 1, 2020. From April 1, 2020, the dividend distributed would now be taxable in the hands of the investors, the domestic companies shall not be liable to pay DDT.

Deductible expenses

In general, an expenditure must satisfy the following criteria in order to be deductible:

●	it must be of a revenue nature rather than of a capital nature;

●	it must be laid out or spent “wholly and exclusively” for purposes of the taxpayer’s business;

●	it must be laid out and spent during the relevant previous year;

●	it must not be incurred in respect of private expenses of the taxpayer;

●	it must not be specifically disallowed or restricted by the tax legislation, or covered by provisions relating to specifically permitted deductions; and

●	it must not be incurred for a purpose that is an offence or is prohibited by law.

The tax legislation also provides for specific deductions in respect of specified types of businesses.

Interest and royalties are generally deductible unless specifically disallowed. Dividends are not deductible expenses. The Tax Act restricts the deductibility of interest to 30% of EBITDA payable by the payer to a non-resident associated enterprise of more than Rs.10 million (approximately $132,000). The payer includes an Indian company and a permanent establishment of a non-resident company. Unabsorbed interest (as restricted pursuant to the above limitation) would be eligible to be carried-forward to the subsequent 8 years for set-off subject to an overall limit of 30% EBITDA. This provision is not applicable to banking and insurance businesses.

Capital gains

Broadly, gains from the disposal of capital assets are subject to tax. The tax treatment depends on the type of asset and the period for which the asset was held. A gain is classified as a long-term capital gain if the underlying asset was held for more than 3 years (more than 1 year, for listed shares as well as for certain units and bonds). The cost of assets resulting in long-term capital gains is indexed (increased) in accordance with the official inflation index. However, the Tax Act reduces the period of holding of unlisted shares and land/building from 36 months to 24 months for the purpose of determining a long-term capital asset.

The Tax Act clarifies that, for conversion of preference shares to equity shares, the period of holding of the said equity shares would include the period of holding as preference shares and the cost of acquisition of the said equity shares would be the cost of the preference shares.

Some long-term capital gains are exempt if reinvested in specified assets. A special regime may apply to assets acquired before specific dates.

Resale-89

The tax rate applicable to long-term capital gains derived by domestic companies from the disposal of assets (except for listed securities) is 20% with cost indexation benefit and for listed shares (above Rs.100,000) is 10% without cost indexation benefit.

Short-term capital gains derived by domestic companies from the disposal of assets (other than securities) are taxed at the normal income tax rate of 30% and 15% in case of listed shares.

ITA provides for taxation of gifts in the hands of the recipient if any asset is transferred for inadequate or nil consideration, subject to specified exceptions.

Withholding taxes

Some withholding tax rates are set by the annual Finance Acts, while other rates which apply to specific types of income are set out in the tax legislation.

The surcharge and education cess apply to the withheld taxes described below.

Dividends

On distribution, a dividend is subject to withholding tax at 10% if the payment is to a resident and 20%, if the payment is to a non-resident, unless the benefit of a tax treaty is available to that non-resident.

Buy back distribution tax

Where a shareholder or holder of specified securities in a company receives consideration from the company in respect of a purchase by the company of its own shares or other specified securities held by that person, the difference between the acquisition cost and the consideration received is deemed to be a capital gain of that person in the income year in which the shares are purchased by the company and taxable at 20% tax rate. The shareholders are not exempt from tax.

BVI Taxation

The company and all distributions, interest and other amounts paid by the company in respect of the common shares of the company to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any common shares, debt obligations or other securities of the company.

All instruments relating to transactions in respect of the common shares, debt obligations or other securities of the company and all instruments relating to other transactions relating to the business of the company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to the company or its shareholders.

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares as of the date hereof. This discussion applies only to U.S. Holders (as defined below) that hold common shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of common shares and you are, for U.S. federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States,

Resale-90

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The following does not represent a detailed description of the U.S. federal income tax consequences applicable to any particular investor or to persons subject to special tax treatment under the U.S. federal income tax laws, such as:

●	banks,

●	financial institutions,

●	insurance companies,

●	regulated investment companies,

●	real estate investment trusts,

●	broker-dealers,

●	traders that elect to mark to market,

●	U.S. expatriates,

●	tax-exempt entities,

●	persons liable for alternative minimum tax,

●	persons holding our common shares as part of a straddle, hedging, conversion or integrated transaction or constructive sale,

●	persons that actually or constructively own 10% or more of our stock by vote or value,

●	persons required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an “applicable financial statement” (as defined by the Code),

●	persons who acquired our common shares pursuant to the exercise of any employee common share option or otherwise as consideration for services, or

●	persons holding our common shares through partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners of a partnership holding common shares should consult their tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to a prospective purchaser in light of his, her or its particular circumstances and does not address the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes, or the effects of any state, local or non-U.S. tax laws. Prospective purchasers are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our common shares.

Resale-91

Taxation of Dividends and Other Distributions on our Common Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the common shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date actually or constructively received by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your common shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits in accordance with U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation will be treated as a qualified foreign corporation for this purpose if the dividends are paid on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the common shares (which we will apply to list on the NYSE American) will be readily tradable on an established securities market in the United States once they are so listed. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our common shares.

In addition, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed under “Tax Matters — Passive Foreign Investment Company” below, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard.

A U.S. Holder may be subject to withholding taxes on dividends paid on our common shares. Subject to certain conditions and limitations (including a minimum holding period requirement), any withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Dispositions of Common Shares

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of common shares in an amount equal to the difference between the amount realized (in U.S. dollars) for the common shares and your tax basis (in U.S. dollars) in the common shares. Subject to the passive foreign investment company rules discussed below, such gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the common shares for more than one year, you will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.

Resale-92

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets, and the valuation of our assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or in the foreseeable future, although there can be no assurance in this regard. In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or

●	at least 50% of the value of our assets (based on an average of the quarterly values of our assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

For this purpose, passive income generally includes dividends, interest, income equivalent to interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Cash is treated as an asset that produces or is held for the production of passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The determination of whether we are a PFIC is made annually after the close of each taxable year. As a result, we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. In particular, because we have valued our goodwill based on the market price of our common shares, our PFIC status will depend in large part on the market price of our common shares. Accordingly, fluctuations in the market price of the common shares may cause us to become a PFIC. In addition, composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold common shares, you will generally continue to be subject to the special rules described below for all succeeding years during which you hold common shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you may avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your common shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisor about this election.

If we are a PFIC for any taxable year during which you hold common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. The tax liability for amounts allocated to such years cannot be offset by any net operating losses for such years, and gains realized on the sale of the common shares cannot be treated as capital, even if you hold the common shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the special tax rules discussed above. If you make an effective mark-to-market election for the common shares, for each taxable year that we are a PFIC you will include in income an amount equal to the excess, if any, of the fair market value of the common shares as of the close of the taxable year over your adjusted basis in such common shares. You are allowed a deduction for the excess, if any, of your adjusted basis in the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of the net amount previously included in income as a result of the mark-to-market election. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net amount of previously included income as a result of the mark-to-market election. Your basis in the common shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Common Shares” generally would not apply.

Resale-93

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), which includes the NYSE American. If the common shares are regularly traded on the NYSE American and if you are a holder of common shares, the mark-to-market election would be available to you were we to be or become a PFIC. However, there can be no assurance that the common shares will be traded in sufficient volumes to be considered “regularly traded” for purposes of the mark-to-market election. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares are no longer regularly traded on a qualified exchange or other market, or the service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to avoid the special tax rules discussed above. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If we are a PFIC for any taxable year during which you hold common shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. You will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If you hold common shares in any year in which we are a PFIC, you will generally be required to file U.S. Internal Revenue Service Form 8621. You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our common shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or other disposition of our common shares that are paid to you within the United States (and in certain cases, outside the United States) will be subject to information reporting to the U.S. Internal Revenue Service, unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend or interest income.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Resale-94

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the BVI with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the BVI has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, BVI companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CCS Global Solutions, Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by Pandya Juris LLP, our counsel as to India law, that the United States and the India do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically be enforceable in India, but will have to follow the procedure under the Civil Procedure Code of India.

We have been advised by McW Todman & Co., our counsel as to BVI law, that the United States and the BVI do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically be enforceable in the BVI.

Resale-95

SELLING SHAREHOLDER

This prospectus relates to the possible resale from time to time by the Selling Shareholder of up to              common shares that have been and may be issued by us to the Selling Shareholder under the SEPA. For additional information regarding the common shares included in this prospectus, see the section titled “The Standby Equity Purchase Agreement” above. We are registering the common shares included in this prospectus pursuant to the provisions of the SEPA we entered into with the Selling Shareholder, in order to permit the Selling Shareholder to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the SEPA, and as set forth in the section titled “Plan of Distribution” in this prospectus, the Selling Shareholder has not had any material relationship with us within the past three years.

The table below presents information regarding the Selling Shareholder and the common shares that may be resold by the Selling Shareholder from time to time under this prospectus. This table is prepared based on information supplied to us by the Selling Shareholder and reflects holdings as of April 28, 2025. The number of shares in the column “Maximum Number of Common Shares to be Sold Pursuant to this Prospectus” represents all of the common shares being offered for resale by the Selling Shareholder under this prospectus. The Selling Shareholder may sell some, all, or none of the shares being offered for resale in this offering. We do not know how long the Selling Shareholder will hold the shares before selling them, and we are not aware of any existing arrangements between the Selling Shareholder and any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the common shares being offered for resale by this prospectus.

The table below lists the Selling Shareholder and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the common shares held by the Selling Shareholder. The second column lists the number of common shares beneficially owned by the Selling Shareholder, based on the Selling Shareholder’s ownership of common shares and Notes as of April 28, 2025, assuming conversion of the Notes held by such Selling Shareholder on that date but taking account of any limitations on conversion and exercise set forth therein. Because the purchase price to be paid by the Selling Shareholder for common shares, if any, that we may elect to sell to the Selling Shareholder in one or more advances from time to time under the SEPA will fluctuate based on the market prices of our common shares during the applicable Pricing Period, the actual number of common shares that we may sell to the Selling Shareholder under the SEPA may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by the Selling Shareholder of all of the common shares being offered for resale pursuant to this prospectus.

Under the terms of the Notes, the Selling Shareholder may not convert the Notes to the extent (but only to the extent) such Selling Shareholder or any of its affiliates would beneficially own a number of our common shares which would exceed 4.99% of our outstanding shares (the “Maximum Percentage”). The number of shares in the second column reflects these limitations. The Selling Shareholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

	Number of Common Shares Owned Prior to Offering(3)			Maximum Number of Common Shares to be Sold Pursuant to this Prospectus(4)	Number of Common Shares of Owned After Offering(5)
Name of Selling Shareholder	Number		Percent		Number	Percent
YA II PN, LTD.(1)	9,453,609	(2)	4.99%		-	-%

(1)	Investment decisions for the Selling Shareholder are made by Mr. Mark Angelo. The business address of the Selling Shareholder is 1012 Springfield Avenue, Mountainside, NJ 07092.

(2)

Represents an aggregate of 9,453,609 common shares issuable to the Selling Shareholder upon conversion of the Notes, subject to a 4.99% beneficial ownership limitation provision contained therein. Shares reported herein do not include an aggregate of 23,166,031 common shares issuable upon the conversion of the Notes because the Selling Securityholder is prohibited from acquiring common shares pursuant to the SEPA or upon conversion of the Notes to the extent such shares, when aggregated with all other shares of our Common Stock then owned by the Selling Securityholder, would cause the Selling Securityholder’s beneficial ownership of our Common Stock to exceed the 4.99% of our outstanding shares.

(3)	Applicable percentage ownership is based on 179,997,491 shares of our common shares outstanding as of April 28, 2025.

(4)	Assumes the sale of all common shares being offered by the Selling Shareholder pursuant to this prospectus.

(5)

Represents the number of common shares that will be held by the Selling Shareholder after completion of this offering based on the assumptions that (a) all Commitment Shares and common shares underlying Notes registered for sale by the registration statement of which this prospectus is part of will be sold, and (b) no other common shares are acquired or sold by the selling shareholder prior to completion of this offering. However, the Selling Shareholder is not obligated to sell all or any portion of the shares of our common shares offered pursuant to this prospectus. Applicable percentage ownership is based on         shares of our common shares outstanding after this offering.

Resale-96

PLAN OF DISTRIBUTION

All of the common shares offered by this prospectus are being offered by the Selling Shareholder. The Selling Shareholder may sell all or a portion of the common shares held by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common shares are sold through underwriters or broker-dealers, the Selling Shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. The common shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The Selling Shareholder may also sell common shares under Rule 144 promulgated under the Securities Act if available, rather than under this prospectus. In addition, the Selling Shareholder may transfer the common shares by other means not described in this prospectus. If the Selling Shareholder effect such transactions by selling common shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common shares or otherwise, the Selling Shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common shares in the course of hedging in positions they assume. The Selling Shareholder may also sell common shares short and deliver common shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholder may also loan or pledge common shares to broker-dealers that in turn may sell such shares.

The Selling Shareholder may pledge or grant a security interest in some or all of the Notes or common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the Selling Shareholder list included herein to include the pledgee, transferee or other successors in interest as a selling shareholder under this prospectus. The Selling Shareholder also may transfer and donate the common shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Resale-97

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Shareholder and any broker-dealer participating in the distribution of the common shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the common shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of common shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the common shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

If the Selling Shareholder utilizes a broker-dealer in the sale of the common shares being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholder, or commissions from purchasers of the common shares for whom they may act as agent or to whom they may sell as principal.

There can be no assurance that any selling shareholder will sell any or all of the common shares registered pursuant to the registration statement of which this prospectus forms a part.

In relation to Advance Notice under the SEPA, the Selling Shareholder is an underwriter within the meaning of the Securities Act and any broker-dealers or agents that are involved in selling the common shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. Any commissions received by such broker-dealers or agents, and any profit on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The Selling Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute our common shares. Pursuant to a requirement by FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by us for the sale of any securities being registered pursuant to Rule 415 promulgated under the Securities Act.

Because the Selling Shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any of the Shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

The Selling Shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common shares by the Selling Shareholder and any other participating person. Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (“Exchange Act”) any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common shares by the Selling Shareholder or any other person. All of the foregoing may affect the marketability of the common shares and the ability of any person or entity to engage in market-making activities with respect to the common shares.

Resale-98

R. F. Lafferty & Co., Inc. and Revere Securities LLC acted as finders (together, the “Finder”) in connection with the SEPA. The Finder will earn a cash fee of 8% of total proceeds raised through any Prepaid Advance. The Finder is also entitled to a cash fee of 4% of any subsequent drawdown on the SEPA.

We paid the Selling Shareholder a structuring fee of $25,000 and agreed to pay the Selling Shareholder a commitment fee in an amount equal to 1.00% of the Commitment Amount (the “Commitment Fee”) of which by the issuance to the Selling Shareholder of such number of common shares that is equal to the Commitment Fee divided by the Fixed Price (the “Commitment Shares”). The Commitment Shares are due as follows: (i) 40% was due on the Effective Date, (ii) 30% shall be due on the date that is 90 days following the Effective Date and (iii) 30% shall be due on the date this is 180 days following the Effective Date.

The Selling Shareholder has represented to us that at no time during the period commencing as of the time the Selling Shareholder first contacted the Company or the Company’s agents regarding the specific investment in the Company contemplated by the SEPA and ending immediately prior to the execution of the SEPA has the Selling Shareholder or any entity or person acting on behalf or pursuant to any understanding with the Selling Shareholder engaged in any short sale with respect to our common shares. The Selling Shareholder and the Finder have agreed that, during the term of the SEPA, none of the Selling Shareholder, the Finder, their officers, or any entity managed or controlled by the Selling Shareholder or the Finder (each, a “Restricted Person”) will enter into or effect, directly or indirectly, any short sale for their own account or for the principal account of any other Restricted Person.

We will pay all expenses of the registration of the common shares pursuant to the Registration Rights Agreement, estimated to be in the range of $75,000 to $100,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, the Selling Shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Shareholder against liabilities, including some liabilities under the Securities Act in accordance with the Registration Rights Agreement or the Selling Shareholder will be entitled to contribution. We may be indemnified by the Selling Shareholder against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the Selling Shareholder specifically for use in this prospectus, in accordance with the related Registration Rights Agreement or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the common shares will be freely tradable in the hands of persons other than our affiliates.

Listing of Common Shares and Transfer Agent

The Company’s common shares currently trade on the OTCQB under the symbol “LYTHF” and the closing price per common share as of April 28, 2025 was $0.0213. We have applied to list our common shares on the NYSE American tier of NYSE under the symbol “LYT.” There is no guarantee or assurance that our common shares tock will be approved for listing on the NYSE American or any other national exchange. The transfer agent for our common shares is VStock Transfer, LLC.

Resale-99

LEGAL MATTERS

The validity of the common shares and certain legal matters relating to the offering as to BVI law will be passed upon for us by McW Todman & Co. Certain matters as to U.S. federal law in connection with this offering will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters relating to the offering as to Indian law will be passed upon for us by Pandya Juris LLP.

Resale-100

EXPERTS

The consolidated financial statements as of March 31, 2023 and 2024, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Pipara & Co LLP, an independent registered public accounting firm, given on their authority as experts in accounting and auditing.

Resale-101

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, relating to this offering of securities. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement of which this prospectus forms a part. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, under cover of Reports of Foreign Private Issuer on Form 6-K, material information required to be made public by us or filed by us with and made public by any stock exchange or distributed by us to our shareholders. Such reports and other information filed with the SEC are available to the public over the internet at the SEC’s website at http://www.sec.gov. We also maintain an Internet website at www.lytuscorp.com. We will make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 20-F; our reports on Form 6-K; amendments to these documents; and other information as may be required by the SEC. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Resale-102

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of and for the Years Ended March 31, 2024 and March 31, 2023

Resale-F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Lytus Technologies Holdings PTV. Ltd. (LYT)

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Lytus Technologies Holdings PTV. Ltd. (LYT) (the “Company”) which comprise the statement of financial position as of March 31, 2024, and 2023, the related statements of income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “Consolidated financial statements”). In our opinion, based on our audit, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

For, Pipara & Co LLP (6841)

/s/ Pipara & Co LLP

We have served as the Company’s auditor since 2023

Place: New York, USA

Date: August 15, 2024

This document represents a preliminary version of the audit report. The final audit report will be issued once the signed financial statement is received.

New York Office: 1270, Ave of Americas, Rockfeller Center, FL7, New York – 10020, USA	Corporate Office: “Pipara Corporate House” Near Bandhan Bank Ltd., Netaji Marg, Law Garden, Ahmedabad – 380006	Mumbai Office: #3, 13th floor, Tradelink, ‘E’ Wing, A - Block, Kamala Mills, Senapati Bapat Marg, Lower Parel, Mumbai – 400013	Delhi Office: 1602, Ambadeep Building, KG Marg, Connaught Place New Delhi- 110001	Contact T: +1 (646) 387 - 2034 F: 91 79 40 370376 E: usa@pipara.com naman@pipara.com

Resale-F-2

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs OF FINANCIAL POSITION

	Note No.	As of March 31, 2024	As of March 31, 2023
		(US$)	(US$)
ASSETS
Current assets
Cash and cash equivalents		$246,377	$311,810
Other financial assets	7	4,222,957	2,529,576
Trade receivables	6	3,682,302	1,831,724
Other current assets	8	1,938,327	1,652,936
Total current assets		10,089,963	6,326,046
Non-current assets
Property and equipment, net	9	10,457,586	9,600,526
Capital work-in-process	9	878,103	794,271
Intangible assets and goodwill, net	10	1,034,184	1,060,228
Intangible assets under development	10	—	11,051
Other non-current financial assets	10A	285,523	275,049
Other non-current assets	10B	8,747,601	8,714,907
Deferred tax assets	5	70,463	103,746
Total non-current assets		21,473,460	20,559,778
Total assets		$31,563,423	$26,885,824
LIABILITIES AND EQUITY
Current Liabilities
Borrowings	11A	$1,728,190	$3,889,131
Trade payables	12	8,430,154	6,802,780
Other financial liabilities	13A	243,655	1,715,060
Employee benefits obligation	13B	209	212
Other current liabilities	14	3,413,025	2,452,190
Current tax liability	5	160,266	399,174
Total current liabilities		13,975,499	15,258,547
Non-current liabilities
Financial Liabilities
Borrowings	11B	769,795	10,185
Other financial liabilities	11C	241,951	321,749
Employee benefits obligations	13B	102,322	72,456
Deferred tax liability	5	494,731	478,359
Total non-current liabilities		1,608,799	882,749
Total liabilities		15,584,298	16,141,296
Commitments and contingencies	15	7,500,000	8,911,022
EQUITY
Equity share capital	6	538,996	375,766
Other equity	16	12,425,098	7,830,284
Equity attributable to equity holders of the Company		12,964,094	8,206,050
Non-controlling interest	16 & 23	3,015,031	2,538,478
Total equity		15,979,125	10,744,528
Total liabilities and equity		$31,563,423	$26,885,824

The accompanying notes are an integral part of the consolidated financial statements

Resale-F-3

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTs of PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME

	Note No.	For the year ended March 31, 2024	For the year ended March 31, 2023
		(US$)	(US$)
Revenues:
Revenue from contracts with customers	3	$21,363,775	$19,008,184
Other income	3A	1,639,567	385,145
Total income		23,003,342	19,393,329

Expenses:
Costs of revenue	4	16,762,580	13,884,291
Amortization of intangible assets	10	15,813	16,211
Depreciation	9	910,671	680,013
Legal and professional expenses	4	386,622	833,079
Staffing expenses	4	844,098	633,979
Other operating expenses	4	2,643,948	2,267,265
Total expenses		21,563,732	18,314,838

Finance Income	4	—	19,123
Finance Cost	4	638,957	2,210,404
Profit before income tax		800,653	(1,112,790)
Income tax expense	5	147,479	523,047
(Loss)/profit for the year		$653,174	$(1,635,837)
(Loss)/profit attributable to:
Controlling interest		$287,669	$(2,348,103)
Non-controlling interest		365,505	712,266

Other comprehensive income
Items that will not be reclassified to profit or loss
Reclassification of defined benefit obligation, net of tax		(957)	(1,400)
Items that may be reclassified subsequently to profit or loss
Exchange difference on foreign currency translation of subsidiaries, net of tax		82,351	216,022
Total comprehensive income/(Loss) for the year		$734,568	$(1,421,215)
Total comprehensive income/(Loss) attributable to:
Controlling interest		$258,015	$(2,190,732)
Non-controlling interest		$476,553	$769,517

Basic and diluted earnings per share
Basic (loss)/earning per common share	7	$0.68	$(2.67)
Basic weighted average number of shares outstanding		967,510	613,481
Diluted (loss)/earning per common share	17	$0.68	$(2.67)
Diluted weighted average number of common shares outstanding		967,510	613,481

The accompanying notes are an integral part of the consolidated financial statements

Resale-F-4

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares (Nos.)	Share capital	Translation of foreign subsidiaries	Retained earnings	Securities Premium reserve	Employee benefits reclassification	ESOP Trust	Total	Non-controlling interest	Total equity
Balance at March 31, 2022	569,235	$341,541	$(283,077)	$12,148,402			$—	$12,206,866	$1,908	$12,208,774
Adjustments for Modification of Reachnet Agreement (refer note 22)				(14,319,254)				(14,319,254)		(14,319,254)
Restated Balance	569,235	341,541	(283,077)	(2,170,851)			—	(2,112,387)	1,908	(2,110,480)
Derecognition on disposal of a subsidiary – GHSI				—				—	(1,908)	(1,908)
Issue of shares	50,016	30,010			14,224,240			14,254,250		14,254,250
Share warrants exercised	7,025	4,215			71,108			75,323		75,323
Cost of IPO					(1,820,404)			(1,820,404)		(1,820,404)
Profit/(Loss) for the year			—	(2,348,103)				(2,348,103)	712,266	(1,635,837)
Acquired in the business combination (Refer Note 23)			—	—				—	1,768,961	1,768,961
Other comprehensive income for the year			158,085	—		(714)		(157,371)	57,251	214,622
Closing balance as at 31 March, 2023	626,276	375,766	(124,992)	(4,518,954)	12,474,944	(714)	—	8,206,050	2,538,478	10,744,528
Profit/(Loss) for the year			—	287,669			—	287,669	365,505	653,174
Other comprehensive income for the year			(29,164)	—		(489)		(29,654)	111,048	81,394
Issue of Shares to DTC (Refer Note 16)	46,040
Issue of Shares to ESOP Trust (Refer Note )	666,652			(5,720,000)			5,720,000	—		—
Issue of shares common stock – Lenders (Refer Note 16)	481,187	158,809			4,178,524			4,337,333		4,337,333
Issue of shares common stock – Others (Refer Note 16)	2,369	1,421			50,874			52,295		52,295
Issue of shares common stock – Directors (Refer Note 16)	5,000	3,000			107,400			110,400		110,400
Closing balance as at 31 March, 2024	1,827,524	538,996	(154,156)	(9,951,285)	16,811,742	(1,203)	5,720,000	12,964,094	3,015,031	15,979,125

The accompanying notes are an integral part of the consolidated financial statements

Resale-F-5

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

CONSOLIDATED statementS of CASH FLOWS

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(loss)/ for the year	$653,174	$(1,635,837)
Adjustment to reconcile (loss)/profit to net cash used in operating activities:
Deferred tax (benefit) / expense	28,241	135,640
Income tax expense	119,238	387,407
Amortization of intangible assets	926,484	696,224

Loss on deconsolidation of subsidiary (refer note 24)	1,000	192,776
Fair value gain on remeasurement of warrant liability	—	(22,766)
Remeasurements of the net defined benefit plans	29,774	30,606
Expected credit loss on trade receivables	72,698	(120,544)
Finance Cost	638,957	2,210,404
Sundry balances written off during the year	11,268	—
Liabilities no longer required written back	(1,635,651)	(360,878)
Finance income	—	(19,123)
Salary/Legal and professional fees (Shares issued)	158,821	—
Change in operating assets and liabilities:
Inventories	—	—
Trade receivable	(1,945,143)	381,946
Other receivable	—	—
Other financial assets	63,121	102,242
Other assets	(564,469)	(730,555)
Trade payable	2,578,248	132,056
Other financial liabilities	(9,161)	(566,378)
Other current liabilities	3,267	255,511
Security Deposits	—	—
Cash flow used in operating activities after working capital changes	1,129,867	1,068,731
Income tax (paid)/refund, net	(243,833)	84,604
Net cash used in operating activities	886,034	1,153,335
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (including intangible assets under development)	(1,936,320)	(10,820,099)
Interest received	—	19,123
Advances for acquisition of network	(1,715,361)	(2,119,038)
Net cash used in investing activities	(3,651,681)	(12,920,014)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short term borrowings from directors - Net	937,807	—
Repayment of 7% secured promissory notes	—	(1,000,000)
Proceeds from short term borrowings - Preferred Convertible Security	1,004,705	—
Proceeds from short term borrowings - Related party	31,214	—
Proceeds from long term borrowings - Bank	1,004,026	—
Repayment of short-term borrowings - Directors Loans	—	518,125
Proceeds on issuance of shares	—	12,509,169
Proceeds from financial institutions (net)	(10,862)	10,449
Interest, commission and other charges paid	(261,660)	(382,341)
Net cash provided by financing activities	2,705,230	11,655,402
Net increase (decrease) in cash and cash equivalents	(60,417)	(111,277)
CASH AND CASH EQUIVALENTS – beginning of period	311,810	8,758
Acquired in Business Combination (refer note 23)	—	432,138
Adjustment for deconsolidation of subsidiary (refer note 24)	(1,000)	(7,608)
Effects of exchange rate changes on cash and cash equivalents	(4,016)	(10,201)
CASH AND CASH EQUIVALENTS – end of period	$246,377	$311,810

Non-cash transactions:
Shares issued to the suppliers, directors and other for the services	1,62,695
Share issued against repayment of:
Senior convertible Notes	3,333,333
Preferred convertible Security	1,004,000
Transactions with Lytus Inc for the investments in Lytus Inc for CCD and Lytus Inc to Lytus India is squared off due to option agreement.	1,35,000
Shares issued to ESOP trust

The accompanying notes are an integral part of the consolidated financial statements

Resale-F-6

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Lytus Technologies Holdings PTV. Ltd. (Reg. No. 2033207) (“Lytus Tech” or the “Company”) was incorporated on March 16, 2020 (date of inception) under the laws of the British Virgin Islands (BVI). On March 19, 2020, Lytus Tech acquired a wholly owned subsidiary in India, Lytus Technologies Private Limited (CIN U22100MH2008PTC182085) (“Lytus India”), on April 1, 2022, it acquired a majority shareholding (51%) in an Indian company, Sri Sai cable and Broadband Private Limited (CIN U74999TG2018PTC124509) (“Sri Sai” or “SSC”) and on January 1, 2023, it acquired a wholly owned subsidiary in United States, Lytus Technologies Inc3. However, it has been deconsolidated effective April 1, 2023, and on October 30, 2020, it acquired 75% of voting equity interests of Global Health Sciences, Inc3. (“GHSI”). However, it has been deconsolidated effective March 1, 2023.

The Company’s registered office is at 116 Main Street, P.O. Box 3342, Road Town, Tortola British Virgin Islands. The consolidated financial statements comprise financial statements of the Company and its subsidiaries (together referred to as “the Group”).

On June 17, 2022, the Company consummated its initial public offering (“IPO”) on NASDAQ Capital Markets. The Company has listed common shares on the NASDAQ Capital Market under the trading symbol “LYT”.

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The accounting policies used for the preparation of these consolidated financial statements are based upon the application of IFRS 1.D17, which results in assets and liabilities  being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the year ended March 31, 2024 and for the year ended March 31, 2023 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.

The functional and reporting currency of the Company and Group is “INR” and “USD”, respectively and all amounts, are rounded with two decimals, unless otherwise stated. The consolidated financial statements have been prepared under the historical cost convention.

3	“The Company has deconsolidated two companies GHSI and Lytus Inc. during the period ending March 1, 2023 and 1 April 2023, respectively. Refer to note 24.

Resale-F-7

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Basis of Consolidation

The subsidiaries considered in the preparation of these consolidated financial statements are:

	% Shareholding and Voting Power
Name of Subsidiary	Country of Incorporation	As of March 31, 2024	As of March 31, 2023
Lytus Technologies Private Limited	India	100%	100%
Sri Sai Cable and Broadband Private Limited	India	51%	51%
Lytus Technologies Inc.	United States	—	100%

Note: On June 18, 2022, Share Transfer Agreement was entered into in respect of the shares of Lytus Health. On February 27, 2023, the Board has approved the pending fiscal integration and control of Lytus Health with effect from January 1, 2023 and as of March 31, 2023, the Company owns 100% of the equity interest of Lytus Health. On January 1, 2023, the Company acquired 1,000 common shares of Lytus Health for an aggregate price of $1,000 ($1 per share). As of March 31, 2023, the Company owns 100% of the outstanding equity of Lytus Health. Lytus Health is incorporated in Delaware and has no operations at present; however, it has been deconsolidated effective April 1, 2023.

These consolidated financial statements are prepared in accordance with IFRS 10 “Consolidated Financial Statements”.

Subsidiaries are entities controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the relevant activities that affect the Company’s returns and exposure or rights to variable returns from the entity. Subsidiaries are consolidated from the date of their acquisition, being the date on which the group obtains control, and continue to be consolidated until the date that such control ceases.

The consolidated financial statements of the Company and its subsidiaries are combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses. Intra-group balances and transactions and any unrealized profits or losses arising from intra group transaction, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests (NCI) in the net assets of consolidated subsidiaries are identified separately from the Group’s equity. Non-controlling interests consist of the amount of those interests at the date of the acquisition and the non-controlling shareholders’ share of changes in equity since the date of the acquisition.

Critical accounting estimates

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2.

Recent accounting standards

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

●	Amendments to IFRS 16 Lease Liability in a sale and Leaseback *

●	Amendments to IAS 1 Non-current Liabilities with Covenants *

●	Amendments to IAS 1 Classification of Liabilities *

●	Amendments to IAS 7 and IFRS 7 Supplier Finance Arrangements *

●	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates **

●	IFRS 18 – Presentation and Disclosures in Financial Statements ***

*	Effective for annual periods beginning on or after January 1, 2024.

**	Effective for annual periods beginning on or after January 1, 2025.

***	Effective for annual periods beginning on or after January 1, 2027

Resale-F-8

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

IFRS 16 – Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued ‘Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)’ with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 1 – Non-current Liabilities with Covenants

In October 2022, IASB issued ‘Non-current Liabilities with Covenants (Amendments to IAS 1)’ to clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The Group does not expect the amendments to have any significant impact on its classification of non-current liabilities in its statement of financial position.

IAS 1 – Classification of Liabilities

In January 2020, IASB issued the final amendments in Classification of Liabilities as Current or Non-Current, which affect only the presentation of liabilities in the statement of financial position. They clarify that classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least twelve months. The classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. They make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The Group does not expect the amendments to have any significant impact on its presentation of liabilities in its statement of financial position.

IAS 1 – Disclosure of Accounting Policies

In February 2021, IASB issued ‘Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)’ which is intended to help entities in deciding which accounting policies to disclose in their financial statements. The amendments to IAS 1 require entities to disclose their material accounting policies rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 8 – Definition of Accounting Estimates

In February 2021, IASB issued ‘Definition of Accounting Estimates (Amendments to IAS 8)’ to help entities to distinguish between accounting policies and accounting estimates. The definition of a change in accounting estimates has been replaced with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The Group does not expect this amendment to have any significant impact in its financial statements.

IAS 12 – Income Taxes

In May 2021, IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The Group does not expect this amendment to have any significant impact in its financial statements.

The IASB has issued the amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. The effective date of the amendments has yet to be set by the Board. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 16 for the proceeds before intended use. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Amendments to IAS 37 for cost of fulfilling a contract. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. The amendments are effective for annual periods beginning on or after 1 January 2022. The Group does not expect the amendment to have any impact on its consolidated financial statements.

Resale-F-9

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

IAS 7 and IFRS 7 — Supplier Finance Arrangements

In May 2023, the IASB issued ’Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)’ which require an entity to provide additional disclosures about supplier finance arrangements. Solely credit enhancements for the entity or instruments used by the entity to settle their dues, are not supplier finance arrangements. Entity will have to disclose information that enables users of financial statements to assess how these arrangements affect its liabilities and cash flows and to understand their effect on an its exposure to liquidity risk and how it might be affected if the arrangements were no longer available to it. The Group does not expect the amendments to have any significant impact on its presentation of liabilities.

IAS 21 — The Effects of Changes in Foreign Exchange Rates

In August 2023, the IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ to provide guidance to specify which exchange rate to use when the currency is not exchangeable. An entity must estimate the spot exchange rate as the rate that would have applied to an orderly transaction between market participants at the measurement date and that would faithfully reflect the economic conditions prevailing. The Group does not expect this amendment to have any significant impact in its financial statements.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

The operating cycle is the time between the acquisition of assets for processing and their realization in cash and cash equivalents. The Company has identified twelve months as its operating cycle.

Basis of Deconsolidation

When events or transactions results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Resale-F-10

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of comprehensive income.

Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of India (INR) which is the primary economic environment in which the Company operates (‘the functional currency’). The financial statements are presented in United States dollars.

Transactions and balances

Foreign currency transactions are translated into the presentation currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as of fair value through other comprehensive income are recognized in other comprehensive income.

Financial Instruments

Financial Assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Resale-F-11

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Group business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognized in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

Resale-F-12

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Impairment

The Group assesses on a forward-looking basis the expected credit loss associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Company measures the expected credit loss associated with its trade receivables based on historical trend, industry practices and the business environment in which the entity operates or any other appropriate basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Financial Liabilities

Initial Recognition and Measurement

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group financial liabilities include trade and other payables, loans, and borrowings including bank overdrafts and derivative financial instruments.

Subsequent measurement

Financial liabilities at amortized cost:

After initial measurement, such financial liabilities are subsequently measured at amortized cost using the effective interest rate (EIR) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the Statement of Profit and Loss.

Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in the Statement of Profit and Loss over the period of the borrowings using the EIR method.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the period which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Financial Guarantee Obligations

The fair value of financial guarantees is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations. Where guarantees in relation to loans or other payables of subsidiaries, joint ventures or associates are provided for no compensation, the fair values as of the date of transition are accounted for as contributions and recognized as part of the cost of the equity investment.

Share Warrant Liability

The share warrants can be accounted as either equity instruments, derivative liabilities, or liabilities in accordance with IAS 32 - Financial Instruments: Disclosure and Presentation, depending on the specific terms of the warrant agreement.  Share warrants are accounted for as a derivative in accordance with IFRS 9 – Financial Instruments if the share warrants contain terms that could potentially require “net cash settlement” and therefore, do not meet the scope exception for treatment as a derivative.  Share Warrant instruments that could potentially require “net cash settlement” in the absence of express language precluding such settlement are initially classified as financial liabilities at their fair values, regardless of the likelihood that such instruments will ever be settled in cash.  The Company will continue to classify the fair value of the warrants that contain “net cash settlement” as a liability until the share warrants are exercised, expire or are amended in a way that would no longer require these warrants to be classified as a liability.

The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recognised in the consolidated statements of profit or loss and other comprehensive income.

Resale-F-13

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Derecognition

Financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial Liability

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

The carrying amount of recognized and unrecognized deferred tax assets are reviewed at each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Resale-F-14

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

As of March 31, 2024 and March 31, 2023, the Group had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Group recognizes interest and penalties related to significant uncertain income tax positions in other expense. There were no such interest and penalties incurred for the period ended March 31, 2024 and for the year ended March 31, 2023.

Under section 115-O of the Indian Income Tax Act, 1961, distribution of dividends, paid by Indian company until March 31, 2020 is subject to dividend distribution tax (DDT) at an effective rate of 20.56% (inclusive of the applicable surcharge of 12% and health and education cess of 4%). Repatriation of dividend will not require Reserve Bank of India approval, subject to compliance and certain other conditions met per the Indian Income Tax Act, 1961. The said provisions of Section 115-O shall not be applicable if the dividend is distributed on or after April 1, 2020. From April 1, 2020, the dividend distributed would now be taxable in the hands of the investors, the domestic companies shall not be liable to pay DDT.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Property and Equipment

Property and Equipment assets are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the Statement of Profit or Loss during the reporting period in which they are incurred.

Capital work in progress (CWIP) includes cost of property and equipment under installation/under development, as of balance sheet date. All project related expenditures related to civil works, machinery under erection, construction and erection materials, preoperative expenditure incidental/attributable to the construction of projects, borrowing cost incurred prior to the date of commercial operations and trial run expenditure are shown under CWIP. Property and Equipment are derecognized from the financial statements, either on disposal or when retired from active use. Gains and losses on disposal or retirement of Property and Equipment are determined by comparing proceeds with carrying amount. These are recognized in the Statement of Profit or Loss.

Depreciation methods, estimated useful lives and residual value

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the written down method over their estimated useful lives and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Land is not depreciated.

The estimated useful lives of property and equipment for current and comparative periods are as follows:

Buildings	40 years
Property and equipment	3-15 years
Fixtures and fittings	5-10 years
Office equipments	5-10 years
Plant and Machinery	5-10 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Resale-F-15

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in the consolidated statements of profit or loss and other comprehensive income when incurred.

Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of profit or loss and other comprehensive income.

Intangible Assets

Separately purchased intangible assets are initially measured at cost. Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any.

The useful lives of intangible assets are assessed as either finite or indefinite. Finite-life intangible assets are amortized on a written down basis over the period of their expected useful lives. Estimated useful lives by major class of finite-life intangible assets are as follow:

Customers acquisition	5 Years
Trademark/Copy rights	5 Years
Computer Software	5 Years
Commercial Rights	5-10 years

The amortization period and the amortization method for definite life intangible assets is reviewed annually.

For indefinite life intangible assets, the assessment of indefinite life is reviewed annually to determine whether it continues, if not, it is impaired or changed prospectively basis revised estimates.

Resale-F-16

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Goodwill on acquisitions of subsidiaries represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses. These assets are not amortized but are tested for impairment annually.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.

IAS 38 requires an entity to recognize an intangible asset, whether purchased or self-created (at cost) if, and only if: [IAS 38.21]

a. it is probable that the future economic benefits that are attributable to the asset will flow to the entity; and

b. the cost of the asset can be measured reliably.

The probability of future economic benefits must be based on reasonable and supportable assumptions about conditions that will exist over the life of the asset. [IAS 38.22] The probability recognition criterion is always considered to be satisfied for intangible assets that are acquired separately or in a business combination. [IAS 38.33]

Para 25 of IAS 38 provides that the price an entity pays to acquire separately an intangible asset will reflect expectations about the probability that the expected future economic benefits embodied in the asset will flow to the entity. In other words, the entity expects there to be an inflow of economic benefits, even if there is uncertainty about the timing or the amount of the inflow. Therefore, the probability recognition criteria in Para 21(a) is always considered to be satisfied for separately acquired intangible assets. Para 26 of IAS 38 provides that the costs of a separately acquired intangible asset can usually be measured reliably. This is particularly so when the purchase consideration is in the form of cash or other monetary assets.

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

●	it is technically feasible to complete the computer software programme so that it will be available for use;

●	management intends to complete the computer software programme and use or sell it;

●	there is an ability to use or sell the computer software programme;

●	it can be demonstrated how the computer software programme will generate probable future economic benefits;

●	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

●	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed intangible assets. These internally developed intangible assets are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of profit or loss and other comprehensive income using a straight-line method over their estimated useful lives. Development cost in progress is not amortised.

Resale-F-17

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Revenue

Revenue is recognized based on the transfer of services to a customer for an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is measured at the fair value of consideration received or receivable taking into account the amount of discounts, rebates, outgoing taxes on sales.

To determine whether to recognize revenue, the Group follows a 5-step process:

1.	Identifying the contract with a customer

2.	Identifying the performance obligations

3.	Determining the transaction price

4.	Allocating the transaction price to the performance obligations

5.	Recognizing revenue when/as performance obligation(s) are satisfied

Further information about each source of revenue from contracts with customers and the criteria for recognition follows.

Subscription revenues

Subscription income includes subscription from subscribers. Revenue is recognized upon completion of services based on underlying subscription plan or agreements with the subscribers. Invoice for subscription revenue is raised on a monthly basis. These services are consumed by the client and their members in accordance with the service programs selected by the client included in the client services agreements.

Client service agreements are renewed on an annual bass and can be terminated based upon terms specified in the agreements.

Carriage/Placement/Marketing Incentive revenues

Carriage/Placement/Marketing Incentive fees are recognized upon completion of services based on agreements with the broadcasters.

Advertising revenues

Advertisement income is recognized when relevant advertisements are telecasted.

Resale-F-18

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Goods and Service Tax on all income

The Company collects Goods and Service Tax (GST) on behalf of the government and, therefore, it is not an economic benefit flowing to the Company. Hence, it is excluded from revenue.

Cost recognition

Costs and expenses are recognized when incurred and have been classified according to their primary functions in the following categories:

Cost of revenue

Cost of revenue consists primarily of cost of materials consumed, broadcaster/subscription fees and leaseline charges. Costs of revenue are recognized when incurred and have been classified according to their primary function.

Other operating expenses

Other operating expenses consist primarily of general and administrative expenses like electricity, software running expenses, repairs and maintenance, travelling expenses etc.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period in which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance cost.

Deferred Offering Costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to stockholder equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to operations. We have listed our equity stock on June 17, 2022 and have charged deferred offering costs of $34,165 for the year ended March 31, 2023. There is no deferring offering costs for the year ended March 31, 2024.

Resale-F-19

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (cont.)

Issued Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends

Dividend distributions to the Group’s shareholders are recognized as a liability in the financial statements in the period in which the dividends are approved.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the controlling interest, excluding any costs of servicing equity other than common shares, by the weighted average number of common shares outstanding during the financial year, adjusted for bonus elements in common shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential common shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential common shares.

Trade and other receivable

Assessment as to whether the trade receivables: When measuring Expected Credit Loss (ECL) of receivables the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

The payment protocols with respect to the Telecast and OTT services are very closely regulated by the Ministry of Telecommunications along with other departments of the Government of India. The payment gateways reporting protocols for the cable industry are very robust, with most of the transactional interactions with the customers in this industry being subject to independent audits by the government. Payments processed online by customers electronically are reported promptly.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segments.

Resale-F-20

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS

Under IFRS 1, the Group is required to make estimates and assumptions in presentation and preparation of the financial statements for the year ended March 31, 2024 and March 31, 2023.

Key estimates considered in preparation of the financial statement that were not required under the previous GAAP are listed below:

Fair Valuation of financial instruments carried at Fair Value Through Profit or Loss (“FVTPL”) and/or Fair Value Through Other Comprehensive Income (“FVOCI”). See Note 1 on Financial Instruments on page Resale F-11 – F-13 for additional discussion on FVTPL and FVOCI.

Impairment of financial assets based on the expected credit loss model.

Determination of the discounted value for financial instruments carried at amortized cost.

Fair value estimation of share warrants.

Critical judgement over capitalisation of internally developed intangible assets and development cost in progress.

Assessment as to whether the trade receivables are impaired

When measuring Expected Credit Loss (ECL) of receivables the Group uses reasonable and supportable information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions.

A widespread health crisis could adversely affect the global economy, resulting in an economic downturn that could impact demand for our services. The future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

●	Impairment of property and equipment and intangible assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Resale-F-21

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — CRITICAL ACCOUNTING JUDGEMENTS, ASSESSMENTS, AND ASSUMPTIONS (cont.)

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOMERS

Revenue from contract with customers consist of the following for the year ended March 31, 2024 and for the year ended March 31, 2023:

Disaggregated revenue information	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Types of services:
Subscription Income	$14,955,197	$13,930,887
Carriage/placement fees	5,410,248	3,406,204
Advertisement Income	556,582	1,413,553
Device activation fees	151,960	257,540
Fiber use revenue	289,788	—
Total revenue from customers	$21,363,775	$19,008,184
Timing of revenue recognition
Product transferred at point in time	—	—
Services transferred over time	$21,363,775	$19,008,184
Total	$21,363,775	$19,008,184

Resale-F-22

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — REVENUE FROM CONTRACT WITH CUSTOERS (cont.)

Contract balances:

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Receivables, which are included in ‘trade receivables	$3,682,302	$1,831,724

Performance obligations:

Revenue is measured based on the consideration specified in a contract with a customer. The Company recognizes revenue when it transfers control over a good or service to a customer.

The Company has modified its earlier arrangement with its erstwhile partner and has simultaneously acquired controlling stake in Sri Sai, vide the modification agreement and the share purchase agreement. The modification effective date is April 1, 2022, and the acquisition effective date is also April 1, 2022. Refer to Note 22 for details on the modification. In pursuant with the modification agreement, the Company has acquired Sri Sai, an active MSO licensed company performing obligations as provided in the customer contracts and providing distinct telecast/streaming services to its subscribers.

For the year ended March 31, 2024, and March 31, 2023, the revenue from operational activity is recorded as Revenue from Contract with Customers, as per the IFRS 15. The five steps mentioned in the IFRS 15 is met and satisfied by its business operation of providing streaming cable services to its subscriber base (five steps in IFRS are as under: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when the entity satisfies a performance obligation).

NOTE 3A — OTHER INCOME

Other income	For the year ended March 31, 2024	For the year ended March 31, 2023
Fair value gain on warrant liability	—	22,766
Miscellaneous income	3,916	1,501
Liabilities no longer required written back	1,635,651	360,878
	1,639,567	385,145

Resale-F-23

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3A — OTHER INCOME (cont.)

Fair value gain on remeasurement of share warrant liability

Since the borrowings have been repaid and the warrants have lapsed post-repayment, there is no fair value gain on remeasurement of share warrant liability for the year ended March 31, 2024.

We have recognized fair value gain on remeasurement to the extent of $22,766 for the year ended March 31, 2023.

The outstanding warrants were recognized as a warrant liability on the balance sheet and measured at their inceptions date fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of operations.

Liabilities no longer required written back

Since the borrowings have been repaid and the warrants have lapsed post-repayment, we have recognized as provision for liabilities no longer required written back of $1,585,730 in respect of warrants obligation no longer required for the year ended March 31, 2024. Further, provision for staff costs and borrowings no longer required of $49,921 for the year ended March 31, 2024 is written back.

Liabilities no longer required written back for the year ended March 31, 2023 includes provision for staff costs no longer required of $360,878.

NOTE 4 — EXPENSES

Expenses consist of the following for the year ended March 31, 2024, and March 31, 2023:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Cost of revenue	$16,762,580	$13,884,291
Amortization of intangible assets	15,813	16,211
Depreciation	910,671	680,013
Legal and professional expenses	386,622	833,079
Staffing expense	844,098	633,979
Other operating expenses	2,643,948	2,267,265
Total expenses	$21,563,732	$18,314,838

Resale-F-24

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(In USD)	(In USD)
Cost of revenue consists of :
Cost of materials consumed	—	—
Broadcaster/subscription Fees	15,454,840	12,715,217
Lease line/bandwidth charges	1,225,922	1,091,700
Carriage fees	1,658	—
Cable hardware & networking Exp.	78,157	28,129
Ham charges	—	3,156
Activation installation costs	—	37,217
Programming expenses	2,003	8,872
	$16,762,580	$13,884,291

During the year ending March 31, 2024, the Company has recorded costs of revenue of $16,762,580 relating to the business of Sri Sai, a licensed Multi System Operator in the business of telecasting/streaming of broadcast channels to subscribers for a subscription charge.

During the year ending March 31, 2023, the Company has recorded costs of revenue of $13,884,291 relating to the business of Sri Sai, a licensed Multi System Operator in the business of telecasting/streaming of broadcast channels to subscribers for a subscription charge.

	For the year ended March 31, 2024	For the year ended 31 March 2023
	(US$)	(US$)
Legal and professional expenses consist of :
Audit fees	$119,525	$144,747
Legal and professional fees	267,097	688,332
Total expenses	$386,622	$833,079

Resale-F-25

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Staffing expenses consists of:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Salaries, wages and bonus	$775,319	$555,591
Contribution to a gratuity fund	29,774	30,606
EPF, ESIC and labour welfare fund	19,719	34,738
Staff welfare expenses	19,286	13,044
Total expenses	$844,098	$633,979

Staff costs include salary paid to the various operations and administrative persons and director of the subsidiaries.

The Group provides for gratuity for employees in India as per the Payment of Gratuity Act, 1972. Employees who are in continuous service for a period of 5 years are eligible for gratuity. The amount of gratuity payable on retirement/termination is the employees last drawn basic salary per month computed proportionately for 15 days salary multiplied for the number of years of service. For the funded plan the group makes contributions to recognized funds in India. The group does not fully fund the liability and maintains a target level of funding to be maintained over a period of time based on estimations of expected gratuity payments.

Details of other operating expenses:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Electricity charges	$59,821	$59,036
Repair & maintenance expenses	179,592	129,987
Business promotion expenses	30,096	3,508
Operating lease rentals	17,579	15,327
Regulatory expenses	43,551	69,929
Conveyance & Traveling expenses	28,434	112,111
Security charges	12,653	5,150
Commission charges	1,621,014	1,465,012
Credit Loss allowances	72,698	(120,544)
Loss on disposal of a subsidiary	1,000	192,776
Other operating expenses	577,510	334,973
Total other expenses	$2,643,948	$2,267,265

We had retained Skyline Corporate Communications Group, LLC for our capital markets, financial and public relations advisory services. The Company could not make payments under the contract, as the client did not comply with the mandatory regulatory requirements. The client has approach for arbitration. On April 11, 2023, the arbitrator has awarded final damages in favor of Skyline of $130,000 plus legal and other incidental expenses, aggregating to $260,000.

Resale-F-26

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — EXPENSES (cont.)

Details of Finance and other income

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Interest on income tax refund	$—	$19,123
Total	$—	$19,123

Details of Finance and other costs

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Interest on bank overdrafts, loans and other financial liabilities	$346,465	$328,449
Interest on lease liabilities	$42,850	$21,845
Commission and other borrowings	232,911	122,000
Collection charges	15,715	125,930
Foreign exchange losses on borrowings	—	—
Share warrant expenses	—	1,607,791
Other costs - interest on tax payables	1,016	4,389
	638,957	2,210,404

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Total borrowing costs	$638,957	$2,210,404
Less: amounts included in the cost of qualifying assets	$—	$—
	638,957	2,210,404

The Company has reclassified the share warrant expenses as finance costs in respect of bridge financing obtained during the year ending March 31, 2023.

Resale-F-27

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX

Income tax consist of the following for the year ended March 31, 2024:

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Current tax expenses	$119,238	$387,407
Deferred tax (benefit) / expense	28,241	135,640
Income tax expense	$147,479	$523,047

Consolidated statement of comprehensive income

	For the year ended March 31, 2024	For the year ended March 31, 2023
	(US$)	(US$)
Deferred tax related to item charged directly to equity:
Net loss/(gain) on translations of foreign subsidiaries	$(27,701)	$(72,663)
Total	$(27,701)	$(72,663)

Deferred tax related to the translations of foreign operations consists of Lytus Technologies Private Limited and Sri Sai from INR to USD have been calculated at the rate of the jurisdiction in which a subsidiary situated i.e. in India (at the rate of 25.17% for the years ended March 31, 2024 and 2023, respectively).

Accounting for Income Taxes

British Virgin Islands

Under the current laws of BVI, Lytus Technology Holdings Ptv. Ltd. is not subject to tax on income or capital gains. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the BVI.

Resale-F-28

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX (cont.)

India (subsidiary in India)

Income tax expense represents the sum of the current tax and deferred tax.

The charge for current tax is based on the result for the period adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Current and deferred tax is recognized in the income statement unless the item to which the tax relates was recognized outside the income statement being other comprehensive income or equity. The tax associated with such an item is also recognized in other comprehensive income or equity respectively.

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Accounting profit before tax	$800,653	$(1,112,790)
Less: Net profit/(loss) of the Lytus BVI and non-taxable loss / (profit) of GHSI	114,296	(3,134,953)
Net Accounting profit	686,357	2,022,163
At Indian statutory income tax rate of 25.17%	224,878	508,979
Accelerated tax depreciation	(131,667)	(139,328)
Others mainly timing differences	19,728	8,038
Exchange differences	6,299	(9,718)
Current income tax expense reported on consolidated statements of profit or loss and other comprehensive income	$119,238	387,407

Reflected in the financial statement of financial position as follows:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Opening balance	$399,174	3,305,308
Acquired in business combination	—	121,319
Current income tax accrual	119,238	$387,407
Adjustment on account of modification	—	(3,399,850)
Exchange rate difference	(3,565)	(15,010)
Taxes paid/adjustments	(354,581)	—
Closing balance of current income taxes payables	$160,266	$399,174

Resale-F-29

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — INCOME TAX (cont.)

Deferred tax

Deferred tax relates to the following temporary differences:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Deferred tax assets
Temporary timing differences	$70,463	$(22,878)
Foreign currency translations of foreign subsidiary	—	126,624
Total deferred tax assets	$70,463	$103,746
Deferred tax liabilities
Accelerated depreciation on tangible and intangible assets	$498,112	$1,625,271
Acquired in business combination	—	295,177
Temporary differences	—	9,929
On translations of foreign subsidiary operations	3,381	72,663
Reversed in deconsolidation/Modification of contracts	—	(1,533,644)
Exchange rate difference	—	(8,963)
Total deferred tax liabilities	$494,731	$478,359

Reconciliation of deferred tax (liabilities)/asset net:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Opening balance	$(374,613)	$(1,407,020)
Tax expense during the period recognised in profit & loss	(131,677)	(135,640)
Exchange rate difference	(6,134)	(37,613)
Tax expenses during the period recognised in other comprehensive income	39,771	(72,663)
Temporary timing differences	31,066	(9,929)
Reversed on deconsolidation of a subsidiary	(146,715)	(1,510,767)
Acquired in business combination	—	(295,177)
Total deferred tax (liabilities)/assets net	$(424,268)	$(374,613)

Resale-F-30

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES

Trade receivables consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Receivable from related parties	444,082	352,424
Receivable from others	3,367,494	1,537,132
Less: allowance for doubtful debts (expected credit loss)	(129,274)	(57,832)
Total receivables	$3,682,302	$1,831,724

The average credit period on sales of services is 30 days. No interest is charged on outstanding trade receivables.

The Group always measures the loss allowance for trade receivables at an amount equal to lifetime ECL. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date. The Group has recognised a loss allowance of 100% against all receivables over 365 days past due because historical experience has indicated that these receivables are generally not recoverable.

There has been no change in the estimation techniques or significant assumptions made during the current reporting period.

The Group writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or when the trade receivables are over two years past due, whichever occurs earlier. None of the trade receivables that have been written off is subject to enforcement activities

The following table details the risk profile of trade receivables based on The Group’s provision matrix. As The Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between The Group’s different customer base.

As at March 31, 2024

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Expected loss rate	0.00%	0.00%	0.04%	6.61%	50.00%
Estimated total gross carrying amount at default	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Lifetime ECL	—	—	106	9,137	120,031	129,274

As at March 31, 2023

Ageing	Not past due &<30	31 - 90	90 - 180	180 - 365	>365	Total
Gross carrying amount	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Expected loss rate	0.00%	0.00%	0.03%	5.82%	50.00%
Estimated total gross carrying amount at default	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Lifetime ECL	—	—	73	3,642	54,117	57,832

Resale-F-31

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — TRADE RECEIVABLES (cont.)

The following table shows the movement in lifetime ECL that has been recognized for trade receivables in accordance with the simplified approach set out in IFRS 9.

	Collectively assessed	Individually assessed

Balance as at 31 March 2024	3,811,576	—
Balance as at 31 March 2023	1,889,554	—

NOTE 7 — OTHER CURRENT FINANCIAL ASSETS

Other current financial assets consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Deposits	$300	$305
Advances for network acquisition	3,861,945	2,203240
Loans and advances to related parties	17,539	35,598
Other loans and advances	343,173	290,433
	$4,222,957	$2,529,576

NOTE 8 — OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Balances with government authorities	$503,171	$507,696
Advance to suppliers	1,063,201	295,601
Advance to staff	3,380	2,972
TDS receivables	368,575	297,764
Advance payment of interest on loans	—	194,445
Advance payment of commission on loans	—	140,000
Other receivables - balance with director	—	214,458
	$1,938,327	$1,652,936

Resale-F-32

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Description	Rights of use of assets - office premises	Building	Plant and equipment	Furniture and fittings	Vehicles	Office equipment	Computer equipment	Total	Capital work in progress
Gross carrying value
As at March 31, 2022	—	—	—	—	—	—	—	—	—
Additions	461,420.00	—	2,326,888.00	11,802.00	24,396.00	796.00	26,856.00	2,852,158.00	—
Acquisition through business combination	25,111.00	32,006.00	7,349,465.00	—	17,600.00	—	4,200.00	7,428,382.00	794,271.00
As at March 31, 2023	486,531.00	32,006.00	9,676,353.00	11,802.00	41,996.00	796.00	31,056.00	10,280,540.00	794,271.00
Additions	27,323.00	—	1,735,286.00	4,779.00	—	—	342.00	1,767,730.00	—
Adjustments									83,832.00
As at March 31, 2024	513,854.00	32,006.00	11,411,639.00	16,581.00	41,996.00	796.00	31,398.00	12,048,270.00	878,103.00

Accumulated depreciation and impairment loss
As at March 31, 2022	—	—	—	—	—	—	—	—
Charge for the year	50,845.00	462.00	616,304.00	421.00	7,307.00	61.00	4,613.00	680,013.00
As at March 31, 2023	50,845.00	462.00	616,304.00	421.00	7,307.00	61.00	4,613.00	680,013.00
Charge for the year	108,997.00	450.00	787,148.00	1,487.00	5,167.00	158.00	7,264.00	910,671.00
As at March 31, 2024	159,842.00	912.00	1,403,452.00	1,908.00	12,474.00	219.00	11,877.00	1,590,684.00	—

Net block as at March 31, 2023	435,686.00	31,544.00	9,060,049.00	11,381.00	34,689.00	735.00	26,443.00	9,600,527.00	794,271.00
Net block as at March 31, 2024	354,012.00	31,094.00	10,008,187.00	14,673.00	29,522.00	577.00	19,521.00	10,457,586.00	878,103.00

Vehicle of $41,996 as at March 31, 2024 and March 31, 2023 is pledged as security for borrowings

Building of $ 32,006 as at March 31, 2024 is pledge as security borrowings.

*	Refer to Note 23 for acquisition of subsidiary and Note 24 for deconsolidation of a subsidiary.

Resale-F-33

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — INTANGIBLE ASSETS AND GOODWILL

Intangible assets and Goodwill consist of the following:

	Pre-deal					Intangible
	Customers		Commercial			asset under
Description	Acquisition	Goodwill	rights	Software	Total	development
Gross carrying value
As at March 31, 2022	59,216,654	73,008		—	59,289,662	166,587
Additions					—	4,464
Derecognized on ‘disposals of a subsidiary		(68,500)		—	(68,500)
Write off	(59,216,654)				(59,216,654)	160,000
Exchange differences		73,601			73,601
Acquisition through business combination		793,324	339,277	216	1,132,817
As at March 31, 2023	—	736,946	339,277	216	1,076,439	11,051
Write off	—				—	(11,051)
Exchange differences		10,231			10,231	—
As at March 31, 2024	—	726,715	339,277	216	1,066,208	—

Accumulated amortization
As at March 31, 2022	24,030,158	—		—	24,030,158	—
Charge for the year	—	—	16,157	54	16,211
Write off	(24,030,158)				(24,030,158)
As at March 31, 2023	—	—	16,157	54	16,211	—
Charge for the year	—	—	15,760	53	15,813
As at March 31, 2024	—	—	31,917	107	32,024	—

Net block as at March 31, 2023	—	736,946	323,120	162	1,060,228	11,051
Net block as at March 31, 2024	—	726,715	307,360	109	1,034,184	—

Refer to Note 23 for acquisition of subsidiary and Note 24 for deconsolidation of a subsidiary.

NOTE 10A — Other non-current financial assetS

Other non-current financial assets consists of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Deposits	$285,523	$275,049
	$285,523	$275,049

NOTE 10B — Other non-current assets

Other non-current assets consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Capital advances for property, plant and equipment	$8,747,601	8,714,907

Resale-F-34

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11A — BORROWINGS (CURRENT)

Borrowings consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Secured Borrowings
Vehicle loan from financial institution	$10,044	10,946
Term Loans from a Bank	227,983	—
Unsecured Borrowings
0% Senior Convertible Notes	—	3,333,333
Preferred convertible Security	—	—
Loan from directors	$1,457,840	$532,960
Loan from a related party	$32,323	$1,304
Loan from others	—	10,587
	1,728,190	3,889,131

0% Senior unsecured convertible notes

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). We have repaid the borrowings during the year ending March 31, 2024. The principle has been converted in to 261,012 common shares Refer to Note 16.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). Refer to Note 25.

We have repaid the borrowings during the year ending March 31, 2024. The preferred shares have been converted in to 220,175 common shares. Refer to Note 16.

7% Senior secured promissory note

The Secured Promissory Notes amount is $1,000,000 at a 7% original issue discount. The securities of the note are senior guaranteed by Global Health Sciences, Inc., a Delaware corporation, and secured by a security interest in the assets of Global Health Sciences, Inc. In addition, the Company’s performance of its obligations hereunder is secured by a pledge of the Company’s shares of the common stock of Global Health Sciences, Inc. but are not convertible into the Company’s stock. The senior secured note also contains certain default provisions and is subject to standard covenants such as restrictions on issuing new debt. In conjunction with the note, the Company issued a warrant exercisable into 0.5 million shares with a term of three years and strike price of $10. The Warrants also contain certain antidilution provisions that apply in connection with any stock split, stock dividend, stock combination, recapitalization or similar transactions as well as a potential adjustment to the exercise price based on certain events. The outstanding warrants are recognized as a warrant liability on the balance sheet and measured at their inceptions date at fair value and subsequently re-measured at each reporting period with change being recorded as a component of other income in the statement of profit or loss and other comprehensive income. We have repaid the borrowings during the year ending March 31, 2024.

Resale-F-35

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11A — BORROWINGS (CURRENT)(cont.)

Loan from directors is interest free and is repayable on demand.

Loans from financial institutions is towards purchased of vehicles which has been kept as security with them. The borrowings are repayable in 36 equal installments and rate of borrowing is 8.5 % p.a.

Loan from a Bank is repayable in 60 months equal installments. Security offered for the Bank term Loan is as under:

Sr No.	Type of Security	Details
1	Primary	Hypothecation of entire current assets of the borrower, both present and future
2	Collateral	Equitable Mortgage of the following properties:
1. Open Land belonging to the Director of the Company
2. Residential property of the Company
3. Residential property belonging to the Director
3	Others	Duly signed standing instruction form with one undated cheque with amount kept blank to be obtained, however “Not exceeding amount << Sanction Loan Amount>> to be written on cheque
4	Guarantor	Personal Guarantee of the Director of the company

NOTE 11B — BORROWINGS (NON-CURRENT)

Borrowings consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Secured Borrowings
Vehicles Loans from Financial Institutions	$—	10,185
Term Loans from a Bank	769,795	—

For security referred not given in current borrowings

NOTE 11C — OTHER NON-CURRENT FINANCIAL LIABILITIES

Other non-current financial liabilities consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Other non-current liabilities
Lease liabilities	$241,951	$321,749
	$241,951	$321,749

NOTE 12 — TRADE PAYABLES

Trade payables consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Trade payables due to related parties	$3,036,901	$2,716,238
Trade payables – others	5,345,807	4,038,790
Employee related payables	47,446	47,752
	$8,430,154	$6,802,780

Resale-F-36

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES - CURRENT

Other financial liabilities – current consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Lease liabilities	$135,478	$120,981
Liability under option agreement	94,118	—
Share warrants liability	—	1,585,025
Professional fees payable	14,059	9,054
	$243,655	$1,715,060

Share Warrants Liability

For the year ending March 31, 2024, the Company has paid its borrowings and the warrants have lapsed automatically upon repayment. Accordingly, there is no share warrants liability.

For the year ending March 31, 2023

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”).

The Warrants are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the Warrants.

In accordance with IFRS, a contract that will or may be settled other than by the exchange of a fixed amount of cash for a fixed number of the entity’s own equity fails to meet the definition of equity and must instead be classified as a liability and measured at fair value with changes in fair value recognized in the consolidated statements of profit or loss and other comprehensive income loss at each reporting date. The liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants.

The fair value of warrant liability was measured using a Black Scholes Model. The Warrants outstanding and fair value at each of the respective valuation dates are summarized below:

Share Warrant Liability	Warrants Outstanding	Fair Value per shares	Fair Value
		($)	($)
Fair value at initial measurement date Nov 9, 2022	1,754,386	0.62	1,607,791
(Gain) on remeasurement of warrant liability at fair value			(22,766)
Fair value as of March 31, 2023	1,754,386	0.53	1,585,025
Lapsed during the year	(1,754,386)		(1,585,025)
Fair value as of March 31, 2024	-		-

During the year ended March 31, 2023 the Company recorded a gain on change in fair value of warrant liability of 22,766.

The Warrant Liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about of future activities and the Company’s stock price and historical volatility as inputs.

Resale-F-37

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES (cont.)

The fair value of warrant liability was measured using a Black Schole Model. Significant inputs in to the model at the inceptions and reporting period measurement date are follows:

BSM Assumptions	As of Nov 9, 2022	As of March 31, 2023
Current Stock Price (1)	0.95	0.94
Strike Price (1)	0.95	0.94
Time to Maturity (1)	5 years	4.66 years
Dividend Yield (2)	—	—
Historical Volatility (3)	1.85	1.87
Risk Free interest Rate (4)	4.00%	4.42%

(1)	Based on the agreement dated July 1, 2021

(2)	No dividend is declared or paid since inception of the Company

(3)	Based on the Volatility research carried out

(4)	Based on Interest rate for US treasury bonds

Lease

In case of assets taken on lease

The Group has elected not to recognise right to use assets and lease liabilities for short term leases that have lease term of 12 months or less and lease of low value asssets. The Group recognise the lease payments associated with these leases as an expenses on straight line basis over the lease term.

The groupy has taken various residential, office and godown premises under operating lease agreements. These are generally cancellable and are renewable by mutual consent on mutually agreed terms. There are no sublease payments expected to be received under non-cancellable subleases at the balance sheet date and no restriction is imposed by lease arrangements.

Lease payments for the year recognised in the Statement of Profit and Loss: 2024 $17,579 and in 2023 $15,327.

Rights of use of assets – Office premises

The Group recognised a right to use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismentale and remove the undelying asset or to restore the underlying asset or the site on which it is located, less any lease incentive received.

The right to use asset is subsequently depreciated using the straight line method. The estimated useful lives of right of use assets are determined on the same basis as those of property plant and equipment. In addition, the right of use asset is perodically reduced by the impairment losses, if any, adjusted for certain remesurements of the lease liability.

Resale-F-38

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13A — OTHER FINANCIAL LIABILITIES (cont.)

The lease liability is initially measured at the present value of the lease paymentsthat are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if the rate cannot be readily determined, the Group’s incremental borrowing rate. Generally Group uses incremental borrowing rate as the discount rate.

The lease liability is measured at amortisd cost using the effective interest method.

The Group present right of use asset that do not meet the definaition of investment property in ‘property, plan and equipment and lease liabilities in ‘loans and borrowings’ in the statement of financial position.

For Rights of Use of Office premises movements and amortization refer note 9.

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS

The Company provides for gratuity for employees in India as per the Payment of Gratuity Act, 1972. Employees who are in continuous service for a period of 5 years are eligible for gratuity. The amount of gratuity payable on retirement/termination is the employees last drawn basic salary per month computed proportionately for 15 days salary multiplied for the number of years of service. For the funded plan the group makes contributions to recognised funds in India. The group does not fully fund the liability and maintains a target level of funding to be maintained over a period of time based on estimations of expected gratuity payments.

The weighted average duration of the defined benefit obligation as of March 31, 2024 and March 31, 2023 is 14 years.

The amounts recognized in the Statement of Financial Position and the movements in the net defined benefit obligation over the year are as follows:

(a)	The liabilities recognized in the standalone statement of financial position are:

	As at March 31, 2024	As at March 31, 2023
	( In USD)	( In USD)
Funded Plans
Net value of defined benefit obligations
Current	209	212
Non current	102,322	72,456

Resale-F-39

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

(b)	The movement in defined benefit obligations for funded and unfunded plans is as follows:

Particulars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2022	44,776	—
Included in profit and loss
Service cost	27,550
Past service credit
Interest cost (income)	3,057
	75,383	—

Included in OCI
Actuarial gain/(loss)	—
Remeasurements
Benefits paid
Gain and loss on settlement
Exchange difference	(2,715)

Employer’s contribution
Benefits payment
As at March 31, 2023	72,668	—

Particulars	Defined benefit obligation	Fair value of plant assets
As at April 1, 2023	72,668	—
Included in profit and loss
Service cost	27,550
Past service credit
Interest cost (income)	3,057
	103,275	—

Included in OCI
Actuarial gain/(loss)	—
Remeasurements
Benefits paid
Gain and loss on settlement
Exchange difference	(744)

Employer’s contribution
Benefits payment
As at March 31, 2023	102,531	—

Resale-F-40

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13B — EMPLOYEE BENEFITS OBLIGATIONS (cont.)

(c)	Plan assets for funded plan are comprised as follows:

Plan assets comprise the following.

Particulars	As at March 31, 2024	As at March 31, 2023
Debt instruments - unquoted
Cash and cash equivalents	—	—
Investment property	—	—
Fixed assets	—	—
Other assets	—	—
	—	—

(d)	Actuarial assumptions

(i)	The following were the principal actuarial assumptions at the reporting date (expressed as weighted averages).

Particulars	As at March 31, 2024	As at March 31, 2023
Discount rate	7.20%	7.50%
Attrition rate	5.00%	5.00%
Future salary growth rate	10.00%	10.00%

(ii)	Assumptions regarding future longevity have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at the reporting date were as follows.

Particulars	As at March 31, 2024	As at March 31, 2023
Longetivity at age of 65 for current members aged above 45
Males	0.258% - 2.406%	0.258% - 2.406%
Females	0.258% - 2.406%	0.258% - 2.406%

Longetivity at age of 65 for current members aged above 45 or below
Males	0.092% - 0.168%	0.092% - 0.168%
Females	0.092% - 0.168%	0.092% - 0.168%

(e)	Sensitivity Analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

Particulars	As at March 31, 2024	As at March 31, 2023
Discount rate (1% movement)	19,925	(18,925)
Attrition rate (1% movement)	13,124	(12,324)
Future salary growth rate (1% movement)	(13,784)	(15,884)

Resale-F-41

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
GST and other tax liabilities	$91,825	$73,248
Cheques receivables / payables (net)	2,008,696	1,437,245
Capital creditors	897,041	799,501
Advances from customers	415,463	142,196
	$3,413,025	$2,452,190

NOTE 15 — COMMITMENTS AND CONTINGENCIES

Commitments and contingencies consist of the following:

	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Commitment for capital investment in Sri Sai	$7,500,000	$7,500,000
Other capital commitment	—	1,411,022
	$7,500,000	$8,911,022

Upon modification, the Company has acquired 51% Sri Sai for a consideration of $2.5 million, along with $7.5 million would be payable in phases as capital investment in Sri Sai. The Group has further infused approx. $2 million as capital investment in Sri Sai on July 31, 2024. Further, the capital requirement in Sri Sai has been reduced to $6 million as at July 31, 2024.

The Board has deconsolidated GHSI from March 1, 2023. Accordingly, for the year ending March 31, 2023, the commitment to invest in GHSI is no longer payable for the Company.

As of March 31, 2024, the Company have uncommitted acquisition costs of approx. $1 million.

NOTE 16 — EQUITY

Common shares:

The total number of shares of common shares issued:	As of March 31, 2024	As of March 31, 2023
	(US$)	(US$)
Common shares – par value $ 0.01/0.10 each (Before stock split)	53,899,435	37,576,449
Common shares – par value $ 0.01/0.10 each, with employee incentive plan (Before Stock split)	93,679,260	37,576,449
Common shares – par value $ 0.01/0.10 each, net reverse stock split	1,827,524	626,275

Resale-F-42

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

Movements in Common Shares:

	Shares	Amount
		(US$)
Balance as of March 31, 2022	$34,154,062	$341,541
Issued during the year	3,000,895	30,008
Share warrants exercised	421,492	4,215
Balance as of March 31, 2023	37,576,449	375,764
Additional issue of common shares	16,102,811	161,029
	53,679,260	536,794
Additional stock issued for employee incentive plan	40,000,000	—
Total issued common shares (Before reverse stock split)	93,679,260	536,794

Total issued common shares (After reverse stock split)[1]	1,607,349	536,794
Additional issue of common shares, after reverse stock split	220,175	2,202
Balance as of March 31, 2024	1,827,524	538,996

1

On February 5, 2024, the Company has announced a reverse stock split of its issued and outstanding ordinary shares, par value $0.01 per share at a ratio of 1-for-60 so that every 60 shares issued is combined to 1 share. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares was reduced from 93,679,260 shares to 1,561,309 shares. Further, the Company issued 46,040 ordinary shares to DTC as part of the reverse stock split, aggregating to 1,607,349 ordinary shares.

On June 3, 2024, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”). Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement. Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors. Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

On November 22, 2024, the Company has issued 40,000,000 shares for the purpose of employee incentive plan.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”).

We have repaid the borrowings during the year ending March 31, 2024. The preferred shares have been converted in to 220,175 common shares.

Resale-F-43

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

On August 21, 2023, the Company has additionally issued restricted stock to the following persons:

Name	Nos. of Common Stock
Skyline Corporate Communications Group	10,527
Acorn Management Partners LLC	131,578
Rajeev Kheror, an independent director	150,000
Robert Damante, an independent director	150,000

On June 17, 2022, the Company consummated its initial public offering (“IPO”) on NASDAQ Capital Markets. The Company has listed common shares on the NASDAQ Capital Market under the trading symbol “LYT”. The Company has raised gross proceeds of $12.40 million from initial public offering of 2,609,474 shares at $4.75 per common shares and has raised gross proceeds of $1.86 million from overallotment of 391,421 shares at $4.75 per common shares.

Common Stock

Common stock entitles the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.

Equity consists of the following as of 31 March 2024:

As of March 31, 2024
($US)
Common stock – par value $0.01, 93,679,260 (after stock split 1,827,524) shares issued and outstanding	$538,996
Net income available to common shareholders	(9,951,285)
Securities Premium	16,811,742
Translation of foreign subsidiaries, net of tax	(154,156)
Employee benefits reclassification	(1,203)
Lytus Trust – for employee incentive plan	5,720,000
Non-controlling interest	3,015,031
$15,979,125

Equity consists of the following as of 31 March 2023:

As of March 31, 2023
($US)
Common stock – par value $0.01, 34,154,062 (after stock split 626,275) shares issued and outstanding	$375,766
Net income available to common shareholders	(4,518,954)
Securities Premium	12,474,944
Translation of foreign subsidiaries, net of tax	(124,992)
Employee benefits reclassification	(714)
Non-controlling interest	2,538,478
$10,744,528

Resale-F-44

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 — EQUITY (cont.)

Capital risk management

The Group’s capital management objectives are to ensure the Group’s ability to continue as a going concern as well as to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group monitors capital based on the carrying amount of equity plus its subordinated loan, less cash and cash equivalents as presented on the face of the statement of financial position recognized in other comprehensive income.

The Group manages its capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares. The amounts managed as capital by the Group are summarized as follows:

	As of March 31, 2024	As of March 31, 2023
	($US)	($US)
Non- current borrowings	$(1,011,746)	$(331,934)
Current borrowings	(1,728,190)	$(3,889,131)
Cash and cash equivalents	246,377	311,810
Net debt	$2,493,559	$3,909,255
Total equity	$15,979,125	$10,744,528
Net debt to equity ratio	15.61%	36.38%

On August 21, 2023, the Company has additionally issued restricted stock to the following persons:

Name	Nos. of Common Stock
Skyline Corporate Communications Group	10,527
Acorn Management Partners LLC	131,578
Rajeev Kheror, an independent director	150,000
Robert Damante, an independent director	150,000

NOTE 17 — EARNINGS PER SHARE

Earnings per share consist of the following for the year ended March 31, 2024 and March 31, 2023:

	March 31, 2024	March 31, 2023
	($US)	($US)
(Loss)/Profit for the year available to common shareholders	$653,174	$(1,635,837)
Weighted average number of common shares	967,510	613,481
Par value	$0.01	$0.01
Earnings/(loss) per common share:
Basic earnings/(loss) per common share	$0.68	$(2.67)
Diluted earnings/(loss) per common share	$0.68	$(2.67)

Basic earnings per share (EPS) are computed by dividing net loss applicable to common stock by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss applicable to common stock by the weighted average number of common shares outstanding for the period and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of share warrants, convertible debt instruments or other common stock equivalents. Potentially dilutive securities are excluded from the computation if their effect is anti-dilutive.

Resale-F-45

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT

Risk management framework

The Group’s activities expose it to market risk, liquidity risk and credit risk. The management has the overall responsibility for the establishment and oversight of the Group’s risk management framework. This note explains the sources of risk which the Group is exposed to and how the Group manages the risk and the related impact in the consolidated financial statements.

Credit risk

Credit risk is the risk that a counterparty fails to discharge its obligation to the Group. The Group’s exposure to credit risk is influenced mainly by cash and cash equivalents, trade receivables and financial assets.

Credit risk management

The Group assesses and manages credit risk based on internal credit rating system. Internal credit rating is performed for each class of financial instruments with different characteristics. The Group assigns the following credit ratings to each class of financial assets based on the assumptions, inputs, and factors specific to the class of financial assets.

The Group provides for expected credit loss based on the following:

Credit rating	Basis of categorization	Provision for expected credit loss
Low credit risk	Cash and cash equivalents, trade receivables, and other financial assets	12 month expected credit loss
Moderate credit risk	Trade receivables and other financial assets	Lifetime expected credit loss, or 12 month expected credit loss
High credit risk	Trade receivables and other financial assets	Lifetime expected credit loss, or fully provided for

With respect of trade receivables, the Company recognizes a provision for lifetime expected credit losses.

Based on business environment in which the Group operates, a default on a financial asset is considered when the counterparty fails to make payments within the agreed time period as per the contract. Loss rates reflecting defaults are based on actual credit loss experience and consideration of differences between current and historical economic conditions.

Resale-F-46

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Assets are written off when there is no reasonable expectation of recovery, such as a debtor declaring bankruptcy, or a litigation decision against the Group. The Group continues to engage with parties whose balances are written off and attempts to enforce repayment. Recoveries made are recognized in the consolidated statement of profit and loss and other comprehensive income.

Credit rating	Basis of categorization	As of 31 March 2024	As of 31 March 2023
Low credit risk	Cash and cash equivalents	$246,377.00	$311,810.00
Low credit risk	Other financial assets	$4,222,957.00	$2,529,576.00
Moderate credit risk	Trade receivables	$3,682,302.00	$1,831,724
Moderate credit risk	Other receivables	$—	$—

Cash & cash equivalents and bank deposits

Credit risk related to cash and cash equivalents and bank deposits is managed by only accepting highly rated banks and diversifying bank deposits and accounts in different banks across the country.

Trade receivables

Credit risk related to trade receivables are mitigated by taking bank guarantees or letters of credit, from customers where credit risk is high. The Group closely monitors the creditworthiness of the debtors through internal systems that are configured to define credit limits of customers, thereby, limiting the credit risk to pre-calculated amounts. The Group assesses increases in credit risk on an ongoing basis for amounts receivable that become past due and default is considered to have occurred when amounts receivable become two year past due. The trade receivable relates to our acquired subsidiary – Sri Sai.

Other financial assets measured at amortized cost

Other financial assets measured at amortized cost includes loans and advances to related parties and employees, security deposits and others. Credit risk related to these other financial assets is managed by monitoring the recoverability of such amounts continuously. The other financial assets (current asset) relates to advances for network acquisition.

Resale-F-47

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Expected credit losses for financial assets other than trade receivables

The Group provides for expected credit losses on loans and advances other than trade receivables by assessing individual financial instruments for expectation of any credit losses. Since the Group deals with only high-rated banks and financial institutions, credit risk in respect of cash and cash equivalents, other bank balances and bank deposits is evaluated as very low. With respect to loans, comprising of security deposits, credit risk is considered low because the Group is in possession of the underlying asset. However, with respect to related parties, credit risk is evaluated based on credit worthiness of those parties and loss allowance is measured as lifetime expected credit losses. With respect to other financial assets, credit risk is evaluated based on the Group’s knowledge of the credit worthiness of those parties and loss allowance is measured as lifetime expected credit losses. The Group does not have any expected loss-based impairment recognized on such assets considering their low credit risk nature, though incurred loss provisions are disclosed under each sub-category of such financial assets.

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2024
Cash and cash equivalents	$246,377.00	0.00%	—	$246,377.00
Other financial assets	$4,222,957.00	0.00%	—	$4,222,957.00

Asset class	Estimated gross carrying amount at default	Expected probability of default	Expected credit losses	As of March 31, 2023
Cash and cash equivalents	$311,810	0.00%	—	$311,810
Other financial assets	$2,529,576	0.00%	—	$2,529,576

Resale-F-48

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Expected credit loss for trade receivables under simplified approach

The Group recognizes lifetime expected credit losses on trade and other receivables using a simplified approach, wherein the Group has defined percentage of provision by analyzing historical trend of default relevant to each category of customer based on the criteria defined above and such provision percentage determined have been considered to recognize lifetime expected credit losses on trade receivables (other than those where default criteria are met).

As at March 31, 2024

Ageing	Not past due &<30	31 – 90	90 – 180	180 – 365	>365	Total
Gross carrying amount	3,811,576.00	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.04%	6.61%	50.00%
Estimated total gross carrying amount at default	2,821,141	335,357	276,851	138,164	240,063	3,811,576
Lifetime ECL	—	—	106.00	9,137.00	120,031.00	129,274

As at March 31, 2023

Ageing	Not past due &<30	31 – 90	90 – 180	180 – 365	>365	Total
Gross carrying amount	1,889,556	—	—	—	—	—
Expected loss rate	0.00%	0.00%	0.03%	5.82%	50.00%
Estimated total gross carrying amount at default	1,259,489	239,522	220,966	59,573	110,006	1,889,556
Lifetime ECL	0.01	0.10	73.16	3,641.53	54,116.20	57,831

Movement of allowance for trade receivables

(USD) As at March 31, 2022
Acquired in business combination	190,549.00
Gain recognised/(reversed) during the year	(120,544.00)
Exchange gain	12,174.00
Amounts written off
As at March 31, 2023	57,831.00
Acquired in business combination	—
Gain recognised/(reversed) during the year	72,698.00
Exchange gain	—
Amounts written off
As at March 31, 2024	(1,255.00)
129,274.00

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due. The Group manages its liquidity needs by carefully monitoring scheduled debt servicing payments for long-term financial liabilities as well as cash-outflows due in day-to-day business. Long-term liquidity needs for a 180-day and a 360-day lookout period are identified monthly.

Resale-F-49

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — FINANCIAL RISK MANAGEMENT (cont.)

Management monitors rolling forecasts of the liquidity position and cash and cash equivalents based on expected cash flows. The Group considers the liquidity of the market in which the entity operates.

Contractual Maturities of financial liabilities

The tables below analyze the Group’s financial liabilities based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

As at March 31, 2024

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2024
Borrowings	$1,728,190	—	—	—	$1,728,190
Trade payables	8,430,154	—	—	—	8,430,154
Other financial liabilities	243,655	—	—	—	243,655
Other current liabilities	3,413,025				3,413,025
Total	$13,815,024	$—	$—	$—	$13,815,024

As at March 31, 2023

Liability class	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years	Total as of March 31, 2023
Borrowings	$3,889,131	—	—	—	$3,889,131
Trade payables	6,802,780	—	—	—	6,802,780
Other financial liabilities	1,715,060	—	—	—	1,715,060
Other current liabilities	2,452,190				2,452,190
Customer Acquisition Payable	—	—	—	—	—
Total	$14,859,161	$—	$—	$—	$14,859,161

Interest rate risk

The Group’s policy is to minimize interest rate cash flow risk exposures on long-term financing. As at March 31, 2023, the Group is exposed to changes in market interest rates through bank borrowings at variable interest rates. Other borrowings are at fixed interest rates. As such Group does not has any borrowings from outsiders except 0% Senior Convertible Notes which is short term in the nature. The other borrowings are from Directors who are also shareholders. The borrowings from them are short term in the nature interest free and repayable on demand.

Resale-F-50

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FAIR VALUE MEASUREMENTS

Financial assets and liabilities as at March 31, 2024 is as follows:

The carrying amounts and fair values of financial instruments by class are as follows:

As at March 31, 2024	Fair value through profit & loss	Fair value through other comprehensive income	(In USD) Amortised cost
Financial Assets
(i) Investments	—
(ii) Trade receivables	3,682,302.00
(iii) Others financial assets	4,222,957.00
Total	7,905,259.00	—	—

Financial Liabilities
(i) Borrowings			2,497,985.00
(ii) Trade payables	8,430,154.00
(iii) Other financial liabilities	243,655.00
Total	8,673,809.00	—	2,497,985.00

As at March 31, 2023	Fair value through profit & loss	Fair value through other comprehensive income	(In USD) Amortised cost
Financial Assets
(i) Investments	—
(ii) Trade receivables	1,831,724
(iii) Others financial assets	2,529,576
Total	4,361,300	—	—

Financial Liabilities
(i) Borrowings			3,899,316
(ii) Trade payables	6,802,780
(iii) Other financial liabilities	1,715,060
Total	8,517,840	—	3,899,316

Resale-F-51

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — FAIR VALUE MEASUREMENTS (cont.)

Fair value hierarchy

Financial assets and financial liabilities measured at fair value on the balance sheet are categorized into the three levels of fair value hierarchy. The three levels are defined based on the observability of significant inputs to the measurement, as follows:

The different levels of fair value have been defined below:

Level 1: Quoted prices for identical instruments in an active market;

Level 2: Directly (i.e. as prices) or indirectly (i.e. derived from prices) observable market inputs, other than Level 1 inputs; and

Level 3: Inputs which are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a net asset value or valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The share warrants liabilities which are included in other financial liabilities and disclosed at Note No. 13A are carried at fair value and are classified as Level 3 fair value measurements due to the use of significant inputs. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied. There were no share warrant liabilities as of March 31, 2024.

Fair value of instruments measured at amortized cost

Financial liabilities	Carrying value as of 31 March 2024	Fair value as of 31 March 2024
Borrowings	$2,497,985.00	$2,497,985.00

Financial liabilities	Carrying value as of 31 March 2023	Fair value as of 31 March 2023
Borrowings	$3,899,316.00	$3,899,316.00

Management assessed that fair value of cash and cash equivalents, trade receivables, security deposits, loan to related parties, other financial assets, short term borrowings, trade payables and other current financial liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments. The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Long-term fixed-rate receivables are evaluated by the Group based on parameters such as interest rates, individual creditworthiness of the customer and other market risk factors. Based on this evaluation, allowances are considered for the expected credit losses of these receivables.

The fair values of the Group’s fixed interest-bearing borrowings are determined by applying discounted cash flows (‘DCF’) method, using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period.

All the other long-term borrowing facilities availed by the Company are variable rate facilities which are subject to changes in underlying Interest rate indices. Further, the credit spread on these facilities are subject to change with changes in Group’s creditworthiness. The management believes that the current rate of interest on these loans are in close approximation from market rates applicable to the Group. Therefore, the management estimates that the fair value of these borrowings are approximate to their respective carrying values.

Resale-F-52

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — RELATED PARTY TRANSACTIONS

Names of related parties and related party relationships:

30	Related party disclosures

A.	Names of related parties and related party relationships

i)	Parties where control exists
Subsidiaries
Lytus Technologies Pvt. Ltd – Wholly owned
Globa Health Sciences, Inc (deconsolidated on March 1, 2023)
Lytus technologies Inc (deconsolidated on April 1, 2023)
Sri Sai Cable and Broadband Private Limited (acquired on April 1, 2022)

B	Key Management Personnel (KMP):

	Dharmesh Pandya	Chief Executive Officer & Managing Director
	Shreyas Shah	Chief Financial Officer & Executive Director
	Jagjit Singh Kohli	Director (resigned on January 19. 2023)
	Robert M. Damante	Independent Director
	Rajeev Kheror	Independent Director
	Parvez M. Master	Director
	Dr. Sanjeiiv Geeta Chaudhary	Independent Director (Removed on July 19, 2023)
	Palle Srinivas	Director (related to Sri Sai)
	Palle Sunitha	Director (related to Sri Sai)

C	Enterprise over which KMP has significant influences

	Achalaa Communication Networks	Partner in the firm (related to Sri Sai)
	Ayyappa Digital Communications	Partner in the firm (related to Sri Sai)
	Bhuvanagiri Digital Communications	Partner in the firm (related to Sri Sai)
	Godavarikhani Digital Communications	Partner in the firm (related to Sri Sai)
	Husnabad Digital Communications	Partner in the firm (related to Sri Sai)
	Jammikunta Digital Communications	Partner in the firm (related to Sri Sai)
	Marriguda Digital Communications	Partner in the firm (related to Sri Sai)
	Sangareddy Digital Communications	Partner in the firm (related to Sri Sai)
	Sircilla Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communications (KNR)	Partner in the firm (related to Sri Sai)
	Sri Sai Digital Communications	Partner in the firm (related to Sri Sai)
	SSC Kamareddy Communications	Partner in the firm (related to Sri Sai)
	Thandpur Digital Communications	Partner in the firm (related to Sri Sai)
	TS Communications	Partner in the firm (related to Sri Sai)
	Vemulawada Digital Communications	Partner in the firm (related to Sri Sai)
	Gayathri Digital Communications	Partner in the firm (related to Sri Sai)
	Sri Sai Communication & Internet Pvt Ltd	Partner in the firm (related to Sri Sai)
	SSC Fiber Home Networks Pvt. Ltd	Partner in the firm (related to Sri Sai)
	Achala Media Television Pvt Ltd	Director (related to Sri Sai)
	Sri Sai Cable and Digital Networks Pvt Ltd	Partner in the firm (related to Sri Sai)
	Kings Broadband Pvt Ltd	Director (related to Sri Sai)
	Inygo Digital Networks Private Limited	Director (related to Sri Sai)
	SRI SAI FUTURE SOLUTION PRIVATE LIMITED	Director (related to Sri Sai)
	SSCBPL INYGO DIGITAL NEWORK PRIVATE LIMITED	Director (related to Sri Sai)
	SUBHODAYA DIGITAL ENTERTAINMENT PVT LTD	Director (related to Sri Sai)
	Lytus Technologies Inc	Director

D	Relatives of KMP:

	Palle Vikas	Relative of KMP (related to Sri Sai)
	Palle Vivek	Relative of KMP (related to Sri Sai)
	Nimish Pandya	Relative of KMP (brother of Mr. Dharmesh Pandya)

Resale-F-53

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 — RELATED PARTY TRANSACTIONS (cont.)

B. Transactions with Subsidiaries and Key Management Personnel:

		Subsidiaries			KMP		Significant influenc Entity-KMP			Relatives of KMP
S. No.	Particulars	March 31, 2024	March 31, 2023		March 31, 2024	March 31, 2023	March 31, 2024		March 31, 2023	March 31, 2024	March 31, 2023
1	Transactions made during the year
2	Subscription income								107,322.00
3	STB Installation charges						61,628		125,071.00
4	Loan taken		3,853,017	*	1,850,313	311.00				124,918
5	Loan write back					10.00
6	Loan Repayment				(912,506)	(19,000.00)				(93,704)
7	Commission expenses						1,047,025		696,746.00
8	Bandwidth charges						24,098		25,245.00
9	Sales/Purchase of materials						1,297		5,111.00
12	Remuneration				285,294	95,644.00				36,103	20,507.00
13	Rent paid/ provided				7,459						6,703.00
16	Interest on loans						212.		218.00
	Issue of Shares		2,501,000	*
	Investment in CCD of Subsidiary		3,853,017	*			135,000	**
17	Investments in shares of subsidiaries		2,501,000	*
18	Reimbursement of expenses				29,266	31,155.00
19	Loans and Advances given		3,853,017	*			135,000	**		0	97,355.00
20	Loans and Advances received back				(214,458)
1	Trade receivable						444,082		352,424.00
2	Trade payable					3,555.00	3,036,901		2,712,683.00
3	Outstanding loan payable		3,853,017	*	1,459,144	544,851.00	3,836,282	**	-	31,019	1,304
4	Outstanding loan receivable		3,853,017	*			3,988,017	**	35,598.00		95,443.00
7	Outstanding receivable					214,458.00	1,354,871		1,083,034.00
9	IPO amount with Lytus Inc Receivable		118,728	*
10	IPO amount of Lytus BVI Payable		118,728	*							20,507.00
11	Options outstanding									94,118

*	Transactions in consolidated financials eliminated as inter-company transactions
**	Transactions eliminated as per Option agreements in respect to the subscription of Compulsorily Convertible Debentures issued by Lytus India

Compensation and benefits to Key Management Personnel would commence upon confirmation by independent compensation committee. The compensation committee is expected to be held on or before September 30, 2024.

Resale-F-54

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 21 — SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Based on the management approach as defined in IFRS 8, the Chief Operating Decision Maker evaluates the Group’s performance based on two segments i.e. Cable Services and Telemedicine Services.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. Based on the management approach as defined in IFRS 8, the Chief Operating Decision Maker evaluates the Group’s performance based on only one segment i.e. Cable Services.

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI

The Company has acquired 51% of Sri Sai, as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022 and did not impact the consolidated financial statements as of March 31, 2022 and for the year then ended.

A modification in contract is regarded as a revision to the existing contract:

●	The management discussed the terms and conditions of the new arrangement, (a) that is in continuation of the earlier arrangement, and (b) that has arisen on account of new circumstances, new conditions or new events that differ in substance from those previously occurring.

●	The modification in contract (a) is with the same erstwhile partner, (b) is part of the same arrangement (future subscriber base), (c) adjusts the consideration already paid in the earlier arrangement and (d) the erstwhile partner was instrumental in the acquisition of Sri Sai.

The relevant facts and the agreements are provided as under:

●	On December 6, 2019, the Company purchased the right to subscriber’s connection (present and future) along with the revenue entitlement rights, for a consideration of $59 million from Reachnet (the erstwhile partner). The implementation of the operational system and operational activity were still pending.

Resale-F-55

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont)

●	On July 27, 2022, the Board discussed the independent reviewer report. The independent reviewer observed that the current network requires significant additional investment to maintain and grow the cable subscribers, to match Lytus’s business plan, approximately $18 million to upgrade the infrastructure assets and $4 million to maintain at optimum levels, as per the engineer’s opinion on technology readiness report. The additional investment of $22 million in addition to the initial commitment of $59 million, would make the project unviable and there it was decided by the Board to modify the arrangement.

●	The Board reviewed the modification plan as submitted by the management. On January 17, 2023, our Board approved the Modification Agreement that was signed and executed on December 11, 2022, with the erstwhile partner. The initial term was to acquire subscribers’ connection (present as well as future subscribers’ connections) from the erstwhile partner, whereas under the modified term, the Company would now acquire only the future subscriber’s connection from the erstwhile partner for a consideration of $2.5 million, with additional commitment to invest $7.5 million.

●	Accordingly, the Board approved the Deed of Assignment, executed on December 12, 2022, in respect of investment in Sri Sai, that originally was with the erstwhile partner, based on the earlier Memorandum of Understanding dated April 1, 2022 and the Agreement to Invest in Sri Sai dated August 11, 2022. Both these agreements were linked to the Company’s Agreement to Acquire Customers and it was agreed between the then parties (Sellers of Sri Sai and the erstwhile partner) that the subscriber base of Sri Sai when acquired would be for the benefit of Lytus as required under the original Agreement to Acquire Customers dated December 6, 2019.

●	On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $2.5 million, with additional commitment to invest $7.5 million. Due to regulatory requirements[3], the Company has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

●	Our Board has observed the significant advantage from the above modification with the erstwhile partner, assignment of rights from the erstwhile partner and the last step of acquisition of Sri Sai business.

●	We have extended the original Agreement to Acquire Customers, to acquire nearly 1 million subscribers, with greater control on operational matters. This acquisition of nearly 1 million subscribers would be acquired through the acquisition of the controlling stake in Sri Sai, upon executing in our favor the Deed of Assignment with the erstwhile partner and the Share Purchase Agreement with the sellers of Sri Sai.

●	The Company’s earlier commitment and liability to pay $58.3 million to the erstwhile partner is now modified and suspended. Presently, the Company’s commitment and liability to pay Sri Sai is $7.5 million.

3	The foreign exchange regulatory policy on foreign direct investment provides that an overseas entity can purchase 100% of the equity of a cable company under automatic route, however, “Government approval will be required if infusion of fresh foreign investment beyond 49% in a company not seeking license or permission from sectoral ministry, resulting in change in the ownership pattern or transfer of stake by existing investor to new foreign investor”. The restriction is also applicable to downstream investments (investment by Indian company utilizing Foreign Direct Investments received from an overseas entity). The shares are reserved with the Indian resident lawyer in a fiduciary capacity until the regulatory approvals are obtained or the matter is clarified.

Resale-F-56

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont.)

●	The Company’s accounting policy under earlier arrangement had “other income” for the period ended March 31, 2022. Presently, the Company’s accounting policy under modified arrangement has “Revenue from Contract with Customers” for the year ended March 31, 2023.

●	The Company has greater control of the business affairs of the Sri Sai business. Earlier, the Company had control over the subscribers and its revenue entitlement rights only.

●	The acquisition of the Sri Sai business includes IPTV business. It has higher technology readiness in integration with the Lytus platform services. It is to be noted that Lytus India would directly bill subscribers for any services through Lytus platform.

●	As per IFRS 10.20, a parent shall consolidate financial statements of an investee from the date the investor obtains or gains control of the investee. Upon advice received from the accounting and legal consultant, our Board has determined the effective modification date and the effective acquisition date would be April 1, 2022.

On date April 1, 2022, the Company is stated to have obtained control of the business affairs of Sri Sai, by controlling the Board and the management activities of Sri Sai, with the non-binding purpose and object to acquire Sri Sai at a subsequent date. On 27 March 2023, through multiple agreements between the Company, the erstwhile partner and the sellers of Sri Sai, the Company acquired 51% equity shares of Sri Sai.

The Company obtained control of the business affairs of Sri Sai on April 1, 2022. Hence, the effective date of acquisition shall be determined to be April 1, 2022. The erstwhile partner has mandated the modification of the terms should be on April 1, 2022. Hence, the effective date of modification shall be determined to be April 1, 2022

The adoption of new accounting policy does not constitute a change in accounting policy but an application of the accounting policy to changing facts, circumstances and conditions that differ in substance from those previously occurring. The summarized financial statements as of March 31, 2023 and April 1, 2022, applying the new accounting policy to the contract modification prospectively.

Resale-F-57

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 22 — MODIFICATION OF EARLIER ARRANGEMENT AND ACQUISITION OF SRI SAI (cont.)

Extract from Financial Statements	As at April 1, 2022 (Pre-adjustment)	Adjustments	As at April 1, 2022 (Post-adjustment)	As at March 31, 2023
Assets items
Non-current assets
Intangible (Customer Acquisition, net of amortisation)	35,186,496	(35,186,496)	—	—
Deferred tax assets*	537,915	(537,915)	—	—
Current assets
Other receivables	50,939,090	(50,939,090)	—	—
Total of assets	86,663,501	(86,663,501)	—	—
Liabilities Items
Non-current liabilities
Customer Acquisition List Payable, net of current portion	(29,146,665)		—	—
Less: Part Payment made towards Customer Acquisition during the year ended March 31, 2023	(395,209)		—	—
Net of payments during the year ended March 31, 2023	(28,751,456)	28,751,456	—	—
Deferred tax liability*	(2,297,717)	2,297,717

Current liabilities
Other financial liabilities
Interest on tax payable	(845,792)	845,792
Other current liabilities:
CSR expenses payable	(206,619)		—	—
Statutory liabilities*	(7,790,691)	7,997,310	—	—
Customer acquisition payable	(29,146,665)	29,146,665
Current tax liability	(3,305,308)	3,305,308
Total of liabilities	(72,344,247)	72,344,247	—	—
Net balances adjusted		(14,319,254)	—	—
Retained earnings (refer to Consolidated Statement of Changes in Equity)	12,148,403	(14,319,254)	(2,170,851)	4,518,954

*	These balances were as per standalone financial statements of Lytus India

NOTE 23 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMITED

The Group has acquired 51% of Sri Sai (Refer Note 23), as part of the earlier arrangement and has correspondingly modified its earlier arrangement with the erstwhile partner, in terms of the residuary transaction. Based on the consultation with the accounting expert and the legal counsel, the Board has concluded that the effective date for acquisition of Sri Sai and the modification effects of the earlier arrangement would take place on April 1, 2022.

On March 7, 2023, the Board of Sri Sai approved the Deed of Assignment and executed the Share Purchase Agreement dated March 27, 2023 for the acquisition of 51% equity share of Sri Sai for a consideration of $2.5 million, with additional commitment to invest $7.5 million. Due to regulatory requirements, the Group has directly acquired 49% and has, in a fiduciary capacity, reserved 2% equity shares of Sri Sai with Mr. Nimish Pandya, an Indian resident from regulatory perspective and brother of Dharmesh Pandya. The control that the company has obtained and gained remains unaffected.

Resale-F-58

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 23 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMITED (cont.)

The Group assumed control in Sri Sai from 1 April 2022 (Refer Note 23). The purchase costs paid under the terms of the executed agreements.

Calculation of Goodwill upon Acquisition	(USD)
Consideration transferred	$2,500,000
Add: Non-controlling interest – 49%	1,768,961
Less: Sri Sai Net Assets	3,610,124
Goodwill	$658,837

With this acquisition, the Group expects to increase its market share in India in Media and Internet Services market. Details of the business combination are as follows:

		(In Us $)
Amount settled in cash		$2,500,000
Proportionate value of Non-controlling interest in Sri Sai		1,768,961
Total		4,268,961

Recognized amounts of identifiable net assets:
Property and equipment	7,428,382
Intangible assets	339,493
Deposits	837,605
Non-current loans and advances	344,818
Trade and other receivables	2,260,797
Cash and cash equivalents	432,138
Deferred tax assets	1,283,882
Other current assets	(295,216)
Borrowings	(11,788)
Other liabilities	(65,115)
Trade and other payables	(8,944,872)
Net identifiable assets and liabilities		3,610,124
Goodwill		$658,837

Non-controlling interest in Sri Sai

The non-controlling interest in Sri Sai is measured at the proportionate value of net assets at the acquisition date.

Goodwill

Goodwill recognized on the acquisition relates to the expected growth, cost synergies and the value of Sri Sai’s workforce which cannot be separately recognized as an intangible asset. This goodwill has been allocated to the Group’s wholesale segment and is not expected to be deductible for tax purposes.

Resale-F-59

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 23 — ACQUISITION OF SRI SAI CABLE AND BROADBAND PRIVATE LIMITED (cont.)

Changes in Goodwill (Gross Carrying Amount)	(USD)
Balance at 31 March 2022	$—
Acquired through business combination	658,837
Net exchange differences	73,945
Balance at 31 March 2023	$732,782
Acquired through business combination	—
Net exchange differences	(10,174)
Balance at 31 March 2024	$722,608

Sri Sai has contributed to the Group’s revenues by $21,363,772 and profit by $745,955 for the year ended Mach 31, 2024. For the year ended March 31, 2023, it contributed to the Group’s revenue by $19,008,182 and profit by $1,453,631.

The Company has also agreed to infuse capital investment of $7.5 million, by subscribing to Compulsorily Convertible Debentures issued by Sri Sai. The amount would be utilized for expansion of the Sri Sai business and for development of IPTV business.

NOTE 24 — DECONSOLIDATION OF SUBSIDIARY

(a)	LYTUS INC.

The Company has decided to acquire from January 1, 2023 a wholly owned subsidiary in United States, Lytus Technologies Inc. that supports its United States operations. Presently, absent United States operations, the Company has agreed to not to acquire shares of Lytus Technologies Inc., however, it would continue to consolidate balances to the extent it relates to the transactions for or on behalf of the Company.

Loss attributable to the Company on deconsolidation of a Subsidiary:	For the year ended March 31, 2024 ($)
Fair Value Consideration receivable/received	—
Less; Lytus BVI (Groups) share of net assets at disposal
Lytus Inc. share capital at disposal	1,000
Add: Retained earnings at disposal date	—
Total of Net assets at disposal	1,000
Group Share – 100%	1,000
Less Goodwill at acquisition date	—
Total Loss on deconsolidation date	(1,000)

(b)	GHSI

The consolidated financial statements have been prepared based on the books and records maintained by the Group. However, due to non-alignment of the management with respect to the business plan and strategy, due to non-transfer of shares of GHSI (the “Deconsolidated Subsidiary”), the directors of the Company had been unable to obtain control of the business affairs of the Deconsolidated Subsidiary and resolved that the Group no longer had the controlling power to govern the financial and operating policies of the Deconsolidated Subsidiary so as to benefit from their activities, and accordingly the control over the Deconsolidated Subsidiary was deemed to have lost since March 1, 2023.

Resale-F-60

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 24 — DECONSOLIDATION OF SUBSIDIARY (cont.)

Loss attributable to the Company on deconsolidation of a Subsidiary:

Calculation of resulting gain or loss in profit or loss attributable to parent in a consolidated accountsof Lytus BVI

Loss attributable to the Company on deconsolidation of a Subsidiary:	For the year ended March 31, 2023 ($)
Fair Value Consideration receivable/received	—
Less; Lytus BVI (Groups) share of net assets at disposal
GHSI share capital at disposal	162,000.00
Add: Retained earnings at disposal date	3,701.00
Total of Net assets at disposal	165,701.00
Group Share – 75%	124,276.00
Less Goodwill at acquisition date	68,500.00
Total Loss on deconsolidation date	(192,776.00)

Due to above reasons, the Board has been unable to access control of the business affairs of the Deconsolidated Subsidiary even though the Board has taken all reasonable steps and has used its best endeavors to resolve the matter. The Board is of the view that the Group does not have the records to prepare accurate and complete financial statements for Deconsolidated Subsidiary for the financial year ended March 31, 2023.

Given these circumstances, the Directors have not consolidated the financial statements of the Deconsolidated Subsidiary in the consolidated financial statements of the Company for the year ended March 31, 2023. As such, the results of the Deconsolidated Subsidiary for the year ended March 31, 2023, and the assets and liabilities of the Deconsolidated Subsidiary as of March 31, 2023, have not been included into the consolidated financial statements of the Group. Considering above the liability of $730,000 payable to the GHSI is no longer required to be settled. Therefore, the Company has reversed this commitment in the consolidated statements of profit & loss account.

NOTE 25 — SERIES A PREFERRED CONVERTIBLE SECURITY

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $1,004,705 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). In light of the fact that the Preferred Alternate Conversion Price can be 85% of the then-market price of our VWAP, the Preferred Shares are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The September 2023 Common Warrants are exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Resale-F-61

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 25 — SERIES A PREFERRED CONVERTIBLE SECURITY (cont.)

On November 9, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a certain a credited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, we sold, and the Investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes (the “Convertible Notes”) and warrants (the “Warrants”). The Company has reserved 20,911,474 for issuance of no less than the sum of 1) maximum number of common shares issuable upon conversion of all the notes then outstanding (number of 19,157,088 common shares, referred to “Common Share Conversion”), and 2) the maximum number of warrants shares issuable upon exercise of all the warrants then outstanding (number of 1,754,386 common shares, referred to as “Warrant Conversion”).

As of April 10, 2024, all the warrants and the preferred stock (stated above) have been converted to common stock and the liability has been repaid in full.

NOTE 26 — SUBSEQUENT EVENTS

Management has evaluated subsequent events to determine if events or transactions occurring through, except for the disclosures related to subsequent events described below, as to which the date is April 10, 2024, the dates the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statement and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed.

Securities Purchase Agreement

On June 3, 2024, Lytus Technologies Holdings PTV. Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”).

Pursuant to the Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Purchase Agreement.

Resale-F-62

LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

NOTE 26 — SUBSEQUENT EVENTS (cont.)

Pursuant to the Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors.

Pursuant to the Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

Equity Line of Credit

Concurrent with the execution of the Purchase Agreement, the Company entered into an equity purchase agreement (the “Equity Purchase Agreement”) and related registration rights agreement (the “ELOC RRA”) with Mast Hill pursuant to which the Company may sell and issue to the investor, and the investor may purchase from the Company, up to $30,000,000 of Company’s common stock, $0.01 par value per share (the “Common Stock”). Under the Equity Purchase Agreement, the Company has the right, but not the obligation, to direct Mast Hill, by its delivery to the Mast Hill of a Put Notice from time to time, to purchase Put Shares (i) in a minimum amount not less than $50,000.00 and (ii) in a maximum amount up to the lesser of (a) $1,000,000.00 or (b) 150% of the Average Daily Trading Value. In connection with the Equity Purchase Agreement, the Company issued Mast Hill a five year common stock purchase warrant for the purchase of 51,195 shares of the Common Stock at an exercise price of $2.93 per share (the “ELOC Warrant”).

On June 30, 2024, Lytus announced launch of its audio OTT platform. Radio Room will offer an array of audio dramas that encompass a variety of genres such as classic literature, crime thrillers, romance, and children’s stories, all tailored for the Indian diaspora worldwide. Radio Room is poised to become a pivotal player in the audio streaming sector, which delivers content directly over the internet to consumers (“over-the-top” or OTT), bypassing traditional distribution.

On July 30, 2024, Lytus has infused approx. $2 million in Sri Sai for expansion of its business and has reduced its total capital outlay requirement to $6 million (earlier $7.5 million). Further, it is in development stage of building OTT platform that will exponentially expand its market reach (worldwide).

Resale-F-63

Common Shares

Lytus Technologies Holdings Ptv. Ltd.

PROSPECTUS

Subject To Completion, Dated            , 2025

Until              , (25 days after commencement of our public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our Memorandum and Articles of Association, we may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold by the registrant in the three years preceding the date of this registration statement. This information has been retroactively adjusted to reflect the Reverse Stock Split for all periods presented. Unless otherwise indicated, all issuances of shares were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act, and no underwriting discounts or commissions were paid with respect to the issuance of the securities.

On February 3, 2025, Lytus Technologies Holdings PTV. Ltd. (the “Company”) entered into the standby equity purchase agreement (the “SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited company ( “Yorkville”). Pursuant to the SEPA, Yorkville will advance to the Company, subject to the satisfaction of certain conditions as set forth therein, the principal amount of $6 million, which will be evidenced by Promissory Notes in two tranches. The Promissory Notes will accrue interest on the outstanding principal balance at an annual rate equal to 0%, which shall increase to an annual rate of 18% upon the occurrence of an Event of Default (as defined in the Promissory Notes) for so long as such event remains uncured. The Promissory Notes will mature on March 1, 2026, which may be extended at the option of Yorkville. The Promissory Notes are convertible at a conversion price equal to the lower of (i) $0.7048 per share or (ii) 93% of the lowest daily VWAP (as defined below) during the five consecutive trading days immediately preceding the date of conversion, which price shall not be lower than the floor price of $0.1236. The first tranche of the Pre-Paid Advance was disbursed on February 3, 2025, in the principal amount of $5 million. The second tranche of the Pre-Paid Advance will be in the principal amount of $1 million and advanced on the second trading day after the registration statement of which this prospectus forms a part becomes effective. At each Pre-Advance Closing, Yorkville advanced, and is expected to advance, to the Company the principal amount of the applicable tranche of the Pre-Paid Advance, less a discount in the amount equal to 5% of the principal amount of such tranche of the Pre-Paid Advance netted from the purchase price due and structured as an original issue discount. Pursuant to the SEPA, and upon the satisfaction of the conditions to Yorkville’s purchase obligation set forth in the SEPA, including the registration of shares of Common Shares issuable pursuant to the SEPA for resale, the Company will have the right, from time to time, until March 1, 2028, to require Yorkville to purchase up to $100 million of our common shares, subject to certain limitations and conditions set forth in the SEPA, by delivering written notice to Yorkville.

On June 3, 2024, the Company entered into a securities purchase agreement (the “Mast Hill Purchase Agreement”) with Mast Hill Fund, L.P. (“Mast Hill”) and FirstFire Global Opportunities Fund, LLC (“FirstFire”, and together with Mast Hill, the “Investors”) as purchasers, pursuant to which the Company is issuing the Investors senior secured promissory notes in the aggregate principal amount of up to $3,888,889.00, with an aggregate purchase price of up to $3,500,000.00, common share purchase warrants for the purchase of up to 830,957 shares of Common Stock at an initial price per share of $3.51, and 50,000 shares of Common Stock (the “Commitment Shares”). Pursuant to the Mast Hill Purchase Agreement, the Company will issue the senior secured promissory notes, common share purchase warrants and Commitment Shares to the Investors in multiple tranches. Under the first tranche, the Company issued each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $1,427,778.00 and $238,888.88, respectively (the “Notes”). In connection with the issuance of the Notes, the Company issued each of Mast Hill and FirstFire a common stock purchase warrant (the “Warrants”) to purchase from the Company 305,080 shares of Common Stock and 51,045 shares of Common Stock, respectively. The Company issued each of Mast Hill and FirstFire 18,357 and 3,071 Commitment Shares, respectively. Under each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire a senior secured promissory note in the principal amount of $951,851.84 and $159,259.26, respectively (the “Tranche Notes”). In connection with the issuance of the Tranche Notes, the Company will issue each of Mast Hill and FirstFire a common stock purchase warrant to purchase from the Company 203,387 shares of Common Stock and 34,029 shares of Common Stock, respectively. In connection with each of the second trance and third tranche, the Company will issue each of Mast Hill and FirstFire 12,238 and 2,048 Commitment Shares, respectively. The closings of the sale of the sale of the Tranche Notes and related warrants are subject to certain closing conditions as set forth in the Mast Hill Purchase Agreement. Pursuant to the Mast Hill Purchase Agreement, the Company entered into a registration rights agreement (the “RRA”) with the Investors to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute, and applicable state securities laws. The Company agreed to file with the Securities and Exchange Commission an initial Registration Statement covering the maximum number of Registrable Securities, plus the shares underlying the ELOC Warrant (as that term is defined below), within thirty (30) calendar days from the date of the RRA so as to permit the resale the Registrable Securities by the Investors. Pursuant to the Mast Hill Purchase Agreement, the Company entered into a security agreement (the “Security Agreement”) with the Investors pursuant to which the Company granted to the Investors a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all the Company’s obligations under the Notes.

On August 31, 2023, the Company entered into a Securities Purchase Agreement (the “September 2023 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $454,130.00 in principal amount of the Company’s Series A Convertible Preferred Shares, par value $0.01 (the “Preferred Shares”), warrants to purchase the Company’s Preferred Shares (the “Preferred Warrants”) and warrants the (September 2023 Common Warrants”) to purchase the Company’s common shares, par value $0.01 (the “Common Shares). The Preferred Shares are convertible into Common Shares, at an initial conversion price per share of $0.40, subject to adjustment under certain circumstances described in the certificate of designations for the Preferred Shares. The holder of Preferred Shares has the option, at any time and for any amount of such Preferred Shares, to convert Preferred Shares at an alternative conversion price that is the lower of the conversion price in effect, or at a 85% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.0787 (such price, the “Preferred Alternate Conversion Price”). In light of the fact that the Preferred Alternate Conversion Price can be 85% of the then-market price of our VWAP, the Preferred Shares are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The September 2023 Common Warrants are exercisable for five years to purchase an aggregate of up to 3,182,250 Common Shares at an initial exercise price of $0.44, subject to adjustment under certain circumstances described in the September 2023 Common Warrants. The Preferred Warrants are exercisable for two years to purchase an aggregate of up to 8,235 Preferred Shares at an initial exercise price of $850.00, subject to adjustment under certain circumstances described in the Preferred Warrants. The Preferred Shares and September 2023 Common Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

On November 9, 2022, the Company entered into a Securities Purchase Agreement (the “November 2022 Purchase Agreement”) with a certain accredited investor as purchaser, pursuant to which, the Company sold $3,333,333.33 in principal amount of unsecured senior convertible notes (the “November 2022 Notes”) and warrants (the “November 2022 Warrants”). The November 2022 Notes were issued with a conversion price at a 20% premium to the most recent closing price, an original issue discount of 10%, do not bear interest, and mature twelve months from the date of issuance. The November 2022 Notes are convertible into shares of the Company’s common shares, par value $0.01 per share (“Common Shares”), at a conversion price per share of $1.044, subject to adjustment under certain circumstances described in the Notes. The holder of November 2022 Notes has the option, at any time and for any amount of such November 2022 Notes, to convert November 2022 Notes at an alternate conversion price (the “Note Alternate Conversion Price”) that is the lower of the conversion price in effect, or at a 90% discount to the then-volume weighted average price of our common shares, but in no event less than the conversion floor price of $0.174. In light of the fact that the Note Alternate Conversion Price can be 90% of the then-market price of our VWAP, the Convertible Notes are considered “Future Priced Securities” under Nasdaq rules that relate to the continued listing qualification of companies. The November 2022 Warrants are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the November 2022 Warrants. The November 2022 Notes and November 2022 Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit Number	Exhibit Description	Incorporation by Reference
		Form	Filing Date	Exhibit Number
1.1	Form of Underwriting Agreement		***
3.1	Memorandum and Articles of Association of Lytus Technologies Holdings PTV. Ltd.	F-1	April 1, 2021	3.1
3.2	Extract of the Memorandum of Resolutions by the Directors	F-1	April 1, 2021	3.2
3.3	Resolutions by the Directors		*
4.1	Specimen Stock Certificate evidencing common shares.	F-1/A	August 23, 2021	4.1
4.2	Form of Senior Secured Note, issued by the Company to the Investor	6-K	November 10, 2022	4.2
4.3	Form of Warrant to Purchase Common Shares, issued by the Company to the Investor	6-K	November 10, 2022	4.1
4.4	Form of Warrant to Purchase Preferred Shares, issued by the Company to the Investor	6-K	September 6, 2023	4.1
4.5	Form of Warrant to Purchase Common Shares, issued by the Company to the Investor	6-K	September 6, 2023	4.2
4.6	Form of Senior Secured Promissory Note, issued by the Company to the Investors	6-K	June 13, 2024	4.1
4.7	Form of Common Warrant, issued by the Company to the Investors	6-K	June 13, 2024	4.2
4.8	Form of Common Stock Purchase Warrant, issued by the Company to Mast Hill	6-K	June 13, 2024	4.3
5.1	Opinion of McW Todman & Co.		***
5.2	Opinion of Pandya Juris LLP		***
10.1	Employment Agreement between the Registrant and its CEO†	F-1	April 1, 2021	10.1
10.2	Employment Agreement between the Registrant and its CFO†	F-1	April 1, 2021	10.2
10.3	Agreement to Acquire Customer List, dated June 20, 2019, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.3
10.4	Supplemental Agreement, dated December 6, 2019, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.4
10.5	Secondary Supplemental Agreement, dated June 30, 2020, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.5
10.6	Share Purchase Agreement, dated March 19, 2020, by and among Lytus Technologies Holdings PTV. Ltd., Lytus Technologies Private Limited and the shareholders of Lytus Technologies Private Limited†	F-1	April 1, 2021	10.6
10.7	Share Purchase Agreement, dated February 21, 2020, by and among Lituus Technologies Limited, DDC CATV Network Private Limited, and all of the shareholders of DDC CATV Network Private Limited†	F-1	April 1, 2021	10.7
10.8	Assignment of Contract dated March 20, 2020, by and between Lituus Technologies Limited and Lytus Technologies Holdings PTV. Ltd.†	F-1	April 1, 2021	10.8
10.9	Assignment of Contract dated March 20, 2020, by and between Jagjit Singh Kohli and Lytus Technologies Holdings PTV. Ltd.†	F-1	April 1, 2021	10.9
10.10	Share Purchase Agreement, dated October 30, 2020, by and between Lytus Technologies Holdings PTV. Ltd., Global Health Sciences, Inc. and its shareholder†	F-1	April 1, 2021	10.10
10.11	Agreement for Subscription of Debentures, dated December 30, 2020, by and between Lytus Technologies Private Limited and Veeta Legal Services Private Limited†	F-1	April 1, 2021	10.11
10.12	Third Supplemental Agreement, dated February 5, 2021, to the Agreement to Acquire Customer List by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1	April 1, 2021	10.12
10.13	Form of underwriters’ warrant	F-1/A	June 15, 2021	10.13

10.14	Form of lockup agreement†	F-1/A	June 15, 2021	10.14
10.15	Form of the subscription agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.15
10.16	Form of the investor warrant in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.16
10.17	Form of the secured promissory note in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.17
10.18	Form of the pledge agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.18
10.19	Form of the Guaranty and Suretyship Agreement in connection with the Bridge Financing†	F-1/A	August 23, 2021	10.19
10.20	Management Service Agreement, dated March 1, 2020, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1/A	December 6, 2021	10.20
10.21	Deed of Confirmation, dated November 19, 2021, by and between Lytus Technologies Private Limited and Reachnet Cable Services Private Limited†	F-1/A	December 6, 2021	10.21
10.22	Maturity Date Extension, Amendment To Loan Documents And Reaffirmation Agreement, dated February 3, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC†	F-1/A	February 9, 2022	10.22
10.23	Registration Rights Agreement dated February 3, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC†	F-1/A	February 9, 2022	10.23
10.24	Engagement Letter between OpulusBizserve Private Limited and Lytus Technologies Holdings PTV Ltd. dated December 10, 2020†	F-1/A	March 9, 2022	10.24
10.25	Maturity Date Extension, Amendment No. 2 To Loan Documents And Reaffirmation Agreement, dated June 6, 2022, by and between Lytus Technologies Holdings PTV. Ltd. and GPL Ventures, LLC	POS AM	June 8, 2022	10.25
10.26	Form of Registration Rights Agreement, between the Company and the Investor	6-K	November 10, 2022	10.2
10.27	Form of Securities Purchase Agreement, between the Company and the Investor	6-K	November 10, 2022	10.1
10.28	Modification Agreement, dated December 11, 2022, between the Company and Reachnet Cable Services Pvt. Ltd.	6-K	January 23, 2023	10.1
10.29	Deed of Assignment, dated December 12, 2022, between the Company and Reachnet Cable Services Pvt. Ltd.	6-K	January 23, 2023	10.2
10.30	Agreement for Acquisition, by and between Sri Sai and Reachnet, dated August 11, 2022.	6-K	January 23, 2023	10.3
10.31	Share Purchase Agreement dated March 27, 2023, by and among the Company and the shareholders of Sri Sai.	F-1	July 12, 2024	10.31
10.32	Share Purchase Agreement dated March 1, 2023, by and among the Company, Dharmesh Pandya, and Lytus Technologies, Inc.	F-1	July 12, 2024	10.32
10.33	Form of Securities Purchase Agreement, between the Company and the Investor	6-K	September 6, 2023	10.1

10.34	Form of Registration Rights Agreement, between the Company and the Investor	6-K	September 6, 2023	10.2
10.35	Share Purchase Agreement, between the Company and Sri Sai Cable and Broadband Private Ltd.	F-1	July 12, 2024	10.35
10.36	Form of Securities Purchase Agreement, dated June 3, 2024, between the Company and the Investors	6-K	June 13, 2024	10.1
10.37	Form of Registration Rights Agreement, dated June 3, 2024, between the Company and the Investors	6-K	June 13, 2024	10.2
10.38	Form of Security Agreement, dated June 3, 2024, between the Company and the Investors	6-K	June 13, 2024	10.3
10.39	Form of Equity Purchase Agreement, dated June 3, 2024, between the Company and Mast Hill	6-K	June 13, 2024	10.4
10.40	Form of Registration Rights Agreement, dated June 3, 2024, between the Company and Mast Hill	6-K	June 13, 2024	10.5
10.41	Lytus Technologies Holdings PTV. Ltd. 2023 Employee Incentive Plan	S-8	November 22, 2023	10.1
10.42	First Amendment to the Registration Rights Agreement, dated July 8, 2024, between the Company and the Investors	F-1	July 12, 2024	10.42
10.43	First Amendment to the Security Agreement, dated July 8, 2024, between the Company and the Investors	F-1	July 12, 2024	10.43
10.44	First Amendment to the Equity Purchase Agreement, dated July 30, 2024, between the Company and Mast Hill	20-F	August 15, 2024	4.51
14.1	Code of Conduct and Ethics	20-F	September 28, 2022	14.1
21.1	List of Subsidiaries of Lytus Technologies Holdings PTV. Ltd.	F-1	July 12, 2024	21.1
23.1	Consent of McW Todman & Co. (included in Exhibit 5.1)		***
23.2	Consent of Pandya Juris LLP (included in Exhibit 5.2)		***
23.3	Consent of Pipara & Co LLP		***
24.1	Power of Attorney (included on the signature page of this registration statement)		***
99.1	Charter of the Audit Committee	20-F	September 28, 2022	99.1
99.2	Charter of the Compensation Committee	20-F	September 28, 2022	99.2
99.3	Charter of the Nominating and Corporate Governance Committee	20-F	September 28, 2022	99.3
107	Filing Fee Table		***

*	Previously filed.

**	Filed herewith.

***	To be filed by amendment.

#	Portions of this exhibit have been redacted in compliance with Item 601(b)(10) of Regulation S-K. Schedules, exhibits and similar supporting attachments to this exhibit are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a supplemental copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

(b) Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an Underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Florida, United States on          , 2025.

Lytus Technologies Holdings PTV. Ltd.

By:
Name:	Dharmesh Pandya
Title:	Chief Executive Officer (Principal Executive Officer)

Power of Attorney

KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints Dharmesh Pandya with full power of substitution and resubstitution and full power to act, as and each of them, his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

	Director and Chief Executive Officer	, 2025
Dharmesh Pandya	(Principal Executive Officer)

	Director and Chief Financial Officer	, 2025
Shreyas Shah	(Principal Accounting and Financial Officer)

	Director	, 2025
Rajeev Kheror

	Director	, 2025
Parvez Master

	Director	, 2025
Robert M. Damante

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the Company has signed this registration statement or amendment thereto in the State of Florida, United States on         , 2025.

Authorized U.S. Representative

Dharmesh Pandya

By:
	Name:	Dharmesh Pandya
	Title:	Chief Executive Officer